       AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 13, 2004
                                                        REGISTRATION NO. [     ]
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              -------------------
                                     FORM S-4
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                              -------------------
                                ATA HOLDINGS CORP.
          (EXACT NAMES OF REGISTRANTS AS SPECIFIED IN THEIR CHARTERS)
                              -------------------

            INDIANA                            4522                          35-1617970
  (STATE OR OTHER JURISDICTION     (PRIMARY STANDARD INDUSTRIAL           (I.R.S. EMPLOYER
OF INCORPORATION OR ORGANIZATION)   CLASSIFICATION CODE NUMBER)         IDENTIFICATION NUMBER)

                           7337 WEST WASHINGTON STREET
                          INDIANAPOLIS, INDIANA 46231
                                 (317) 247-4000
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                              -------------------
                                  MR. DAVID WING
                            CHIEF FINANCIAL OFFICER
                               ATA HOLDINGS CORP.
                          7337 WEST WASHINGTON STREET
                          INDIANAPOLIS, INDIANA 46231
                                 (317) 247-7000
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                              -------------------
                                     COPY TO:
                               RONALD CAMI, ESQ.
                          CRAVATH, SWAINE & MOORE LLP
                                WORLDWIDE PLAZA
                               825 EIGHTH AVENUE
                               NEW YORK, NY 10019
                                 (212) 474-1000
                              -------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                              -------------------

                        CALCULATION OF REGISTRATION FEE

============================================================================================================
                                                     PROPOSED MAXIMUM  PROPOSED MAXIMUM
TITLE OF EACH CLASS OF SECURITIES TO   AMOUNT TO BE   OFFERING PRICE       AGGREGATE         AMOUNT OF
            BE REGISTERED              REGISTERED(1)   PER NOTE(2)     OFFERING PRICE(2)  REGISTRATION FEE
------------------------------------------------------------------------------------------------------------
Senior Notes due 2009................  $163,064,000        100%          $163,064,000         $20,660
------------------------------------------------------------------------------------------------------------
Senior Notes due 2010................  $110,233,000        100%          $110,233,000         $13,967
------------------------------------------------------------------------------------------------------------
Guarantee -- of the Senior Notes by
each of the Guarantors (as defined
herein)..............................      (3)             (3)                (3)               (3)
============================================================================================================

                                                        (footnotes on next page)

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

(1) Equals the aggregate principal amount of the securities being registered.

(2) Calculated in accordance with Rule 457(f)(2). For purposes of this calculation, the offering price per note was assumed to be the stated principal amount of each note that may be received by the Registrant in the exchange transaction in which the notes will be offered.

(3) No separate consideration will be received for the Guarantee. Pursuant to Rule 457(n), no separate fee is payable in respect of the Guarantee.


                        ADDITIONAL GUARANTOR REGISTRANTS

____________________________________________________________________________________________________________
                                                STATE OR OTHER JURISDICTION OF        I.R.S. EMPLOYER
     EXACT NAME OF GUARANTOR REGISTRANT         INCORPORATION OR ORGANIZATION      IDENTIFICATION NUMBER
------------------------------------------------------------------------------------------------------------
  ATA Airlines, Inc.                                  Indiana                           35 1305077
------------------------------------------------------------------------------------------------------------
  Ambassadair Travel Club, Inc.                       Indiana                           35 1543699
------------------------------------------------------------------------------------------------------------
  ATA Leisure Corp.                                   Indiana                           35 1707490
------------------------------------------------------------------------------------------------------------
  Amber Travel, Inc.                                  Indiana                           35 1764784
------------------------------------------------------------------------------------------------------------
  American Trans Air Training Corporation             Indiana                           35 1751152
------------------------------------------------------------------------------------------------------------
  American Trans Air Execujet, Inc.                   Indiana                           35 1768031
------------------------------------------------------------------------------------------------------------
  Chicago Express Airlines Inc.                       Georgia                           58 2036179
------------------------------------------------------------------------------------------------------------
  ATA Cargo, Inc.                                     California                        33 0021178
------------------------------------------------------------------------------------------------------------

The address for each Guarantor is 7337 West Washington Street, Indianapolis, Indiana 46231.

PROSPECTUS

                                  $273,297,000
                               ATA HOLDINGS CORP.
                              -------------------
                            SENIOR NOTES DUE 2009 AND
                             SENIOR NOTES DUE 2010
     APPLICABLE UNDERLYING PAYMENTS FULLY AND UNCONDITIONALLY GUARANTEED BY
                      EACH OF THE GUARANTORS NAMED HEREIN

                               OFFER TO EXCHANGE

                       $163,064,000 SENIOR NOTES DUE 2009
                           (144A CUSIP NO. 00209HAA9)
                       (REGULATION S CUSIP NO. U04643AA7)

                                      FOR

               A LIKE AMOUNT OF REGISTERED SENIOR NOTES DUE 2009
                     AND $110,233,000 SENIOR NOTES DUE 2010
                           (144A CUSIP NO. 00209HAB7)
                       (REGULATION S CUSIP NO. U04643AB5)

                                      FOR

               A LIKE AMOUNT OF REGISTERED SENIOR NOTES DUE 2010
                            -------------------
                  THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M.,
               NEW YORK CITY TIME ON [  ], 2004, UNLESS EXTENDED.
                            -------------------
    This is a registered offer to exchange each class of outstanding notes issued by ATA Holdings Corp. ('Private Exchange Notes') for new notes issued by ATA Holdings Corp. (the 'Exchange Notes' and, together with the Private Exchange Notes, the 'Notes') having terms substantially identical in all material respects to the Private Exchange Notes they are replacing (except that the Exchange Notes will not contain terms with respect to transfer restrictions or certain interest rate increases and the Exchange Notes will be available only in book-entry form).
                            -------------------
    PLEASE SEE 'RISK FACTORS' BEGINNING ON PAGE 14 FOR A DESCRIPTION OF CERTAIN FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH THE EXCHANGE OFFER.

============================================================================================================
                                             PRINCIPAL
                  NOTES                        AMOUNT              INTEREST RATE           MATURITY DATE
------------------------------------------------------------------------------------------------------------
Senior Notes due 2009.....................  $163,064,000   13.00% through July 31, 2006;   February 1, 2009
                                                           14.00% thereafter
------------------------------------------------------------------------------------------------------------
Senior Notes due 2010.....................  $110,233,000   12 1/8% through June 14, 2006;  June 15, 2010
                                                           13 1/8% thereafter
============================================================================================================

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
            PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

             -------------------------------------------------------
                THE DATE OF THIS PROSPECTUS IS FEBRUARY 13, 2004

         Address of Principal Executive Offices of ATA Holdings Corp.:
                          7337 West Washington Street
                          Indianapolis, Indiana 46231
                                 (317) 247-4000

                      TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Where You Can Find More Information.........................   ii
Forward-Looking Statements..................................  iii
Summary.....................................................    1
Summary Consolidated Financial and Operating Data...........   10
Risk Factors................................................   14
The Registered Exchange Offers..............................   25
Capitalization..............................................   33
Selected Consolidated Financial Data........................   34
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   37
Business....................................................   75
Description of Principal Indebtedness, Operating Leases and
  Preferred Stock...........................................   83
Description of the Exchange Notes...........................   85
Book-Entry; Delivery and Form...............................  117
U.S. Federal Income Tax Considerations......................  119
Subsidiaries of ATA Holdings Corp...........................  121
Security Ownership of Certain Beneficial Owners and
  Management................................................  122
Directors and Executive Officers............................  123
Executive Compensation......................................  124
Certain Relationships and Related-Party Transactions........  125
Legal Matters...............................................  126
Experts.....................................................  126
Index to Consolidated Financial Statements..................  F-1

                      WHERE YOU CAN FIND MORE INFORMATION

    ATA Holdings Corp. is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the 'Exchange Act'), and, therefore, must file periodic reports, proxy statements and other information with the Commission. In addition, ATA Holdings Corp. has agreed to file with the Commission the annual reports and the information, documents and other reports otherwise required by Section 13 of the Exchange Act. All such information is available to the public over the Internet at the Commission's web site at http://www.sec.gov and may be inspected and copied at the Commission's public reference facility:

                             Public Reference Room
                             450 Fifth Street, N.W.
                                Judiciary Plaza
                             Washington, D.C. 20549

    Copies of these documents can also be obtained at prescribed rates by writing to the Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549.

                           FORWARD-LOOKING STATEMENTS

    This prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies.

    These forward-looking statements are identifiable by their use of terms and phrases such as 'anticipate,' 'believe,' 'could,' 'estimate,' 'expect,' 'intend,' 'may,' 'plan,' 'predict,' 'project,' 'will' and similar terms and phrases, including references to assumptions. These statements are contained in sections entitled 'Summary,' 'Risk Factors' and other sections of this prospectus and in the documents incorporated by reference in this prospectus.

    Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different. Such factors include, but are not limited to, the following:

       our ability to renegotiate our aircraft operating leases;

       economic conditions;

       threat of future terrorist attacks;

       labor costs;

       aviation fuel costs;

       competitive pressures on pricing;

       weather conditions;

       governmental legislation and regulation;

       consumer perceptions of our products;

       demand for air transportation overall, considering the impact of September 11, 2001, and specifically in markets in which we operate;

       higher costs associated with new security directives;

       higher costs for insurance and the continued availability of such insurance;

       our ability to obtain financing, and to refinance existing borrowings upon maturity;

       declines in the value of our aircraft and related parts, as these may result in lower collateral value and additional impairment charges; and

       other risks and uncertainties listed from time to time in reports we periodically file with the Commission.

    Except to the extent required by the Federal securities laws, we do not undertake to update our forward-looking statements to reflect future events or circumstances.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                                    SUMMARY

    This summary highlights selected information from this prospectus but does not contain all the information that may be important to you. We encourage you to read this entire prospectus, including the 'Risk Factors' section and our consolidated financial statements and accompanying notes.

    'ATA Holdings' refers to ATA Holdings Corp., formerly Amtran, Inc.; 'ATA' refers to ATA Airlines, Inc. (formerly American Trans Air, Inc.), and 'we' or 'the Company' refers to ATA Holdings and its subsidiaries, including ATA.

                                  ATA HOLDINGS

    ATA Holdings owns ATA, the tenth largest passenger airline in the United States (based on 2002 capacity and traffic) and a leading provider of low-cost scheduled airline services in selected markets. We are also an important provider of charter airline services to the U.S. military and commercial passengers. For the year ended December 31, 2002, and the nine months ended September 30, 2003, respectively, our revenues consisted of 69.4% and 71.0% scheduled service, 13.9% and 20.0% military charter service, and 10.3% and 4.8% commercial charter service with the balance derived from related travel services.

    Scheduled Service. We provide scheduled service primarily from our gateways at Chicago-Midway and Indianapolis to vacation destinations such as Phoenix, Las Vegas, Florida, California, Mexico and the Caribbean, as well as more traditionally business destinations such as New York's LaGuardia Airport, Philadelphia, Denver, Dallas-Ft. Worth, Washington, D.C., Boston, Seattle, Minneapolis-St. Paul, Newark, Charlotte and Pittsburgh. We also provide trans-Pacific service between the western United States and Hawaii. Our Chicago-Midway operations include service to a number of Midwestern cities through our commuter airline subsidiary, Chicago Express Airlines, Inc. ('Chicago Express').

    Military/Government Charter Service. We have provided passenger airline services to the U.S. military since 1983 and are currently one of the largest commercial airline providers of these services. The U.S. government awards one-year contracts for its military charter business and pre-negotiates contract prices for each type of aircraft that a carrier makes available. Therefore, our military/government charter service is less subject to seasonality than our other services.

    Commercial Charter Service. We provide commercial passenger charter airline services, primarily through U.S. tour operators. Although in the past commercial charter services have represented a significant business for us, our commercial charter revenues declined significantly in 2002 and are likely to continue to represent a declining percentage of our total revenues.

                           OUR LIQUIDITY DIFFICULTIES

    The airline industry is characterized by high fixed costs and low profit margins. Because many of our expenses do not vary with the number of passengers boarded, our business is particularly recession-sensitive, and a decline in passenger traffic has a disproportionately negative effect on our operating results. The profitability and financial results of other airlines serving our markets were materially and adversely affected by the reduced demand for business and leisure travel, which has been caused by the economic downturn that has only recently abated. These difficult economic conditions were exacerbated significantly by the terrorist attacks of September 11, 2001, the continuing effects of which have further reduced demand for airline services and have increased costs for security measures and insurance for us and the airline industry as a whole.

    Our current liquidity difficulties have been caused by, among other factors:

          significantly reduced traffic and yields as a result of concerns of future terrorist attacks, fears of communicable diseases and several years of recessionary economic conditions;

          higher operating costs as a result of increased insurance premiums, increased passenger security requirements, compliance with other new regulations and higher fuel prices; and decreased revenues as a result of increased fare discounting and other pricing pressures from our competitors, some of which are currently reducing their operating costs from labor, supply and financing contracts renegotiated under the protection of the bankruptcy code.

    As of the date hereof, Moody's Investors Service ('Moody's') has assigned our unsecured debt a rating of 'Ca' and indicated that it has a stable outlook for future ratings. As of the date hereof, Standard & Poor's Ratings Services ('S&P') has assigned our corporate credit a rating of 'CCC' and our senior unsecured debt a rating of 'CC.'

    To address these liquidity difficulties, we have implemented and are further implementing a number of measures that we believe have satisfied our immediate liquidity concerns, for example:

          we have restructured our cash obligations under both aircraft operating leases and indebtedness as described herein;

          we are taking steps to further reduce our operating expenses; and

          we are implementing several initiatives aimed at enhancing our revenue and improving brand identity.

                     AIRCRAFT OPERATING LEASE RESTRUCTURING

    As part of our plan to address our current liquidity difficulties, we amended, respectively, certain of our aircraft operating leases that were entered into in 2001, 2002 and 2003 with each of Boeing Capital Services Corporation ('BCSC'), General Electric Capital Aviation Services ('GECAS') and International Lease Finance Corporation ('ILFC'). The effect of the amendments is to delay the payment of portions of the amounts due under those aircraft operating leases primarily between June 30, 2003 and March 31, 2005, which would ease our current liquidity difficulties. The payments delayed during this time period would be subsequently paid at various times throughout the remaining life of the leases.

                     RESTRUCTURING OF CERTAIN INDEBTEDNESS

    In addition, on January 30, 2004, we completed the exchange offers (the 'Private Exchange Offers') of $163,064,000 in aggregate principal amount of newly issued Senior Notes due 2009 (the 'Private Exchange 2009 Notes') and cash consideration in exchange for $155,310,000 in aggregate principal amount of 10 1/2% Senior Notes due 2004 (the '2004 Notes') tendered and of $110,233,000 in aggregate principal amount of Senior Notes due 2010 (the 'Private Exchange 2010 Notes' and, together with the Private Exchange 2009 Notes, the 'Private Exchange Notes') and cash consideration in exchange for $104,995,000 in aggregate principal amount of 9.00% Senior Notes due 2005 (the '2005 Notes' and, together with the 2004 Notes, the 'Existing Notes') tendered.

    The extension of the maturity dates of our debt repayment obligations as a result of the Private Exchange Offers, and the amendments to the aircraft operating leases will provide us with approximately $303.0 million (disregarding any future revenue associated with the one Boeing 737-800 aircraft and the one Boeing 757-200 aircraft that we expect to take delivery of in connection with the aircraft operating lease restructuring) in additional liquidity in the period through March 31, 2006.

    As of September 30, 2003, and after giving effect to the Private Exchange Offers and the aircraft operating lease restructuring, our principal payments on indebtedness (excluding redeemable preferred stock) and our payment obligations under aircraft and facility operating leases would be as set forth in the table below.

                          4Q
                         2003       2004       2005       2006       2007       2008       2009       2010
                         ----       ----       ----       ----       ----       ----       ----       ----
                                                       (DOLLARS IN THOUSANDS)
ACTUAL

Current and long-term
 debt(1)..............  $ 8,383   $208,635   $162,889   $ 30,456   $ 30,032   $ 51,163   $  2,355   $  2,356

Lease
 obligations(2).......   67,985    285,372    275,879    274,658    278,445    271,318    260,655    258,803

Expected future lease
 obligations(3).......      599      5,994     18,582     42,281     54,327     39,701     38,272     37,994
                        -------   --------   --------   --------   --------   --------   --------   --------

   Total contractual
    cash obligations..  $76,967   $500,001   $457,350   $347,395   $362,804   $362,182   $301,282   $299,153
                        -------   --------   --------   --------   --------   --------   --------   --------
                        -------   --------   --------   --------   --------   --------   --------   --------

AS ADJUSTED

Current and long-term
 debt.................  $ 8,383   $ 53,325   $ 70,910   $ 30,456   $ 30,032   $ 51,163   $157,665   $107,351

Lease obligations.....   21,500    233,443    265,025    311,513    319,546    320,179    285,748    262,399

Expected future lease
 obligations(3).......      322      5,333     19,885     47,300     53,118     29,473     43,491     59,470
                        -------   --------   --------   --------   --------   --------   --------   --------

   Total adjusted cash
    obligations.......  $30,205   $292,101   $355,820   $389,269   $402,696   $400,815   $486,904   $429,220
                        -------   --------   --------   --------   --------   --------   --------   --------
                        -------   --------   --------   --------   --------   --------   --------   --------

                                                THERE-
                          2011       2012       AFTER
                          ----       ----       -----
                             (DOLLARS IN THOUSANDS)
ACTUAL
Current and long-term
 debt(1)..............  $    684   $  --      $   11,476
Lease
 obligations(2).......   245,701    240,752    1,129,317
Expected future lease
 obligations(3).......    37,473     37,193      342,023
                        --------   --------   ----------
   Total contractual
    cash obligations..  $283,858   $277,945   $1,482,816
                        --------   --------   ----------
                        --------   --------   ----------
AS ADJUSTED
Current and long-term
 debt.................  $    684   $  --      $   11,476
Lease obligations.....   251,817    258,513    1,259,155
Expected future lease
 obligations(3).......    57,861     50,814      416,094
                        --------   --------   ----------
   Total adjusted cash
    obligations.......  $310,362   $309,327   $1,686,725
                        --------   --------   ----------
                        --------   --------   ----------

---------

(1) See the discussion of debt obligations in Note 5 to the audited consolidated financial statements included in this prospectus. These figures also include projected payments on debt incurred in the first quarter of 2003 to finance an expansion of the Company's terminal at the Chicago-Midway Airport.

(2) See the discussion of operating leases in Note 6 to the audited consolidated financial statements included in this prospectus. These figures also include projected lease payments on one Boeing 737-800 and two Boeing 757-300 aircraft the Company took delivery of in the first nine months of 2003.

(3) Represents estimated payments on nine new Boeing 757-300 and Boeing 737-800 aircraft (and with respect to the As Adjusted figures, 11 new Boeing 757-300, Boeing 757-200 and Boeing 737-800 aircraft) the Company is committed to taking delivery of in 2003, 2004, and 2005 as well as four spare engines the Company is committed to taking delivery of in 2005 through 2008. The Company intends to finance these aircraft and engines with operating leases. However, no such leases are in place as the Company has not received the aircraft and engines. Payments for these expected future lease obligations were derived using leases for comparable aircraft currently in place and assuming amendments to the rent schedules comparable to the amendments entered into as part of the aircraft operating lease restructuring. The amendments to certain of the Company's aircraft operating leases, discussed in Note 2 to the unaudited consolidated financial statements included in this prospectus, contain certain restrictive covenants and set forth changes to certain commitments described above. The most significant change to the commitments described above would be that the financing for seven new Boeing 737-800 aircraft scheduled for future delivery would be at the option of the lessor, subject to obtaining satisfactory financing, and no longer firmly committed. In the event the Company is unable to obtain satisfactory financing for those aircraft, the manufacturer has agreed to delay delivery until such date that satisfactory financing could be obtained. The Company can provide no assurance, however, that it will be able to obtain satisfactory financing in the future. For further discussion, see Note 12 to the audited consolidated financial statements included in this prospectus.

               SUMMARY OF TERMS OF THE REGISTERED EXCHANGE OFFERS

Securities for Which We Are Making the
  Registered Exchange Offers..............    All of our outstanding Senior Notes due 2009 (the 'Private
                                              Exchange 2009 Notes') and all of our outstanding Senior
                                              Notes due 2010 (the 'Private Exchange 2010 Notes' and,
                                              together with the Private Exchange 2009 Notes, the 'Private
                                              Exchange Notes').

                                              The Private Exchange 2009 Notes were issued under an
                                              indenture, dated as of January 30, 2004, among the Company, various subsidiary guarantors and Wells Fargo Bank
                                              Northwest, National Association, as trustee (the '2009 Notes
                                              Indenture'), and the Private Exchange 2010 Notes were issued under an indenture, dated as of January 30, 2004, among the
                                              Company, various subsidiary guarantors and Wells Fargo Bank
                                              Northwest, National Association, as trustee (the '2010 Notes
                                              Indenture' and, together with the 2009 Notes Indenture, the
                                              'Indentures').

                                              There are currently $163,064,000 aggregate principal amount of Private Exchange 2009 Notes and $110,233,000 aggregate
                                              principal amount of Private Exchange 2010 Notes. The 144A
                                              CUSIP number of the Private Exchange 2009 Notes is
                                              00209HAA9. The Regulation S CUSIP number of the Private
                                              Exchange 2009 Notes is U04643AA7. The 144A CUSIP number of the Private Exchange 2010 Notes is 00209HAB7. The Regulation
                                              S CUSIP number of the Private Exchange 2010 Notes is
                                              U04643AB5.

Securities Offered........................    Up to $163,064,000 Senior Notes due 2009 (the '2009 Exchange
                                              Notes' and, together with the Private Exchange 2009 Notes, the '2009 Notes') and up to $110,233,000 Senior Notes due
                                              2010 (the '2010 Exchange Notes' and, together with the 2009
                                              Exchange Notes, the 'Exchange Notes'; the Private Exchange
                                              2010 Notes, together with the 2010 Exchange Notes, the '2010
                                              Notes') in exchange for (the 'Registered Exchange Offers')
                                              an equal aggregate principal amount of the Private Exchange
                                              Notes. The Exchange Notes will be in substantially the same form and will bear substantially the same terms as the
                                              Private Exchange Notes except that the Exchange Notes have been registered under the Securities Act.

Expiration Date...........................    The expiration date of the Registered Exchange Offers is at
                                              5:00 p.m., New York City time, on [            ], 2004,
                                              unless extended by us in our sole discretion (the
                                              'Expiration Date'). We will announce any extension no later than 9:00 a.m., New York City time, on the business day
                                              following the date of the previously scheduled Expiration
                                              Date.

Procedures for Tendering Private Exchange
  Notes...................................    You may withdraw your tender of Private Exchange Notes at
                                              any time before the offer expires. If for any reason any
                                              Private Exchange Notes are not accepted for exchange, they will be returned as soon as practicable after the expiration or termination of the Registered Exchange Offers.

                                              The Registered Exchange Offers are subject to the condition that they do not violate applicable law or any applicable
                                              interpretation of the staff of the Commission. There is no guarantee that any such condition will not occur. You will have certain rights against us under the registration rights agreement if we fail to consummate the Registered Exchange
                                              Offers.

United States Federal Income Tax
  Considerations..........................    Pursuant to the Registered Exchange Offers, the exchange of a Private Exchange Note for an Exchange Note will not
                                              constitute a taxable exchange. See 'U.S. Federal Income Tax
                                              Consequences.'

Exchange Agent............................    Wells Fargo Bank Northwest, National Association is serving as the exchange agent (the 'Exchange Agent') for the
                                              Registered Exchange Offers. You can find the address and
                                              telephone numbers for the Exchange Agent on the back cover of this prospectus.

Use of Proceeds...........................    We will not receive any cash proceeds from the issuance of the Exchange Notes in connection with the Registered
                                              Exchange Offers.

Further Information.......................    Any questions or requests for assistance concerning the
                                              Registered Exchange Offers may be directed to the
                                              Information Agent at the telephone number and address set
                                              forth on the back cover of this prospectus. Additional
                                              copies of this prospectus and the consent and letter of
                                              transmittal may be obtained by contacting the Information
                                              Agent at the telephone number and address set forth on the back cover of this prospectus.

                   SUMMARY DESCRIPTION OF THE EXCHANGE NOTES

Securities Offered........................    Senior Notes due 2009 (the '2009 Exchange Notes) and Senior
                                              Notes due 2010 (the '2010 Exchange Notes'), the terms of
                                              which are described below. The 2009 Exchange Notes and 2010
                                              Exchange Notes are collectively referred to as the 'Exchange
                                              Notes.'

2009 Exchange Notes.......................    Up to $163,064,000 principal amount of Senior Notes due
                                              2009, issued by ATA Holdings.

Interest..................................    Interest on the 2009 Exchange Notes will accrue at 13% per annum through July 31, 2006, and at 14% from August 1, 2006, to maturity. Interest on the 2009 Exchange Notes is payable semiannually in cash on February 1 and August 1 of each
                                              year.

Maturity Date.............................    February 1, 2009

Mandatory Redemption by the Company.......    We are required to redeem $7,765,500 in aggregate principal amount of the 2009 Notes, pro rata from holders of the 2009
                                              Notes on August 1, 2005, as described in 'Description of the
                                              Exchange Notes -- Mandatory Redemption.' We may also be
                                              required to commence an offer to purchase 2009 Notes under certain circumstances described in 'Description of the
                                              Exchange Notes -- Limitation on Future Issuances,'
                                              'Description of the Exchange Notes -- Limitation on Asset
                                              Sales' and 'Description of the Exchange Notes -- Repurchase
                                              of Exchange Notes upon a Change of Control.'

Optional Redemption by the Company........    Commencing with the date of their issuance, we may redeem
                                              some or all of the 2009 Exchange Notes at the redemption
                                              prices listed in 'Description of the Exchange
                                              Notes -- Optional Redemption.'

2010 Exchange Notes.......................    Up to $110,233,000 principal amount of Senior Notes due
                                              2010, issued by ATA Holdings.

Interest..................................    Interest on the 2010 Exchange Notes will accrue at 12 1/8%
                                              per annum through June 14, 2006, and at 13 1/8% per annum
                                              from June 15, 2006, to maturity. Interest on the 2010
                                              Exchange Notes is payable semiannually in cash on June 15
                                              and December 15 of each year.

Maturity Date.............................    June 15, 2010.

Mandatory Redemption by the Company.......    We are required to redeem $5,249,750 in aggregate principal amount of 2010 Notes, pro rata from holders of the 2010
                                              Notes on June 15, 2005, as described in 'Description of the
                                              Exchange Notes -- Mandatory Redemption.' We may also be
                                              required to commence an offer to purchase 2010 Notes under certain circumstances described in 'Description of the
                                              Exchange Notes -- Limitation on Future Issuances,'
                                              'Description of the Exchange Notes -- Limitation on Asset
                                              Sales' and 'Description of the Exchange Notes -- Repurchase
                                              of Exchange Notes upon a Change of Control.'

Optional Redemption by the Company........    Commencing with the date of their issuance, we may redeem
                                              some or all of the 2010 Exchange Notes at the redemption
                                              prices listed in 'Description of the Exchange
                                              Notes -- Optional Redemption.'

Ranking...................................    The Exchange Notes will be unsecured unsubordinated
                                              obligations of the Company and:

                                                      will rank equally with all of our unsecured,
                                                      unsubordinated indebtedness existing or created in the
                                                      future; and

                                                      will be effectively subordinated to all of our
                                                      obligations under secured indebtedness to the extent
                                                      of such security and will be senior to all of our
                                                      subordinated indebtedness created in the future.

                                              At September 30, 2003, and December 31, 2002, respectively, after giving pro forma effect to the Private Exchange Offers and the amendments to our aircraft operating leases
                                              described under Management's Discussion and Analysis of
                                              Financial Condition and Results of Operations -- Liquidity
                                              and Capital Resources -- Aircraft Operating Lease
                                              Restructuring, we would have had outstanding approximately
                                              $515.6 million and $522.4 million of indebtedness,
                                              approximately $202.6 million and $209.1 million of which
                                              would have been secured, and approximately $1.66 billion and
                                              $1.88 billion of aircraft operating lease obligations which come due between September 30, 2003, and February 1, 2009, and January 1, 2003 and February 1, 2009, respectively. See
                                              'Description of the Exchange Notes -- Ranking.'

Guarantees................................    All payments with respect to the Exchange Notes (including principal and interest) are unconditionally guaranteed on an unsecured unsubordinated basis, jointly and severally, by
                                              each of the following subsidiaries of the Company (the
                                              'Guarantors'):

                                                      ATA Airlines, Inc.;

                                                      Ambassadair Travel Club, Inc.;

                                                      ATA Leisure Corp. (formerly ATA Vacations, Inc.);

                                                      Amber Travel, Inc.;

                                                      American Trans Air Training Corporation;

                                                      American Trans Air ExecuJet, Inc.;

                                                      ATA Cargo, Inc.; and

                                                      Chicago Express Airlines, Inc.

                                                   Such Guarantees:

                                                      will rank equally with all existing and future
                                                      unsecured unsubordinated indebtedness of the
                                                      Guarantors;

                                                      will be effectively subordinated to secured
                                                      indebtedness of the Guarantors to the extent of such
                                                      security; and

                                                      will be senior in right of payment to all future
                                                      subordinated indebtedness of the Guarantors.

                                              At September 30, 2003, and December 31, 2002, respectively, on a pro forma basis after giving effect to the Private
                                              Exchange Offers and the amendments to our aircraft operating leases described under 'Management's Discussion and Analysis of Financial Condition and Results of
                                              Operations -- Liquidity and Capital Resources -- Aircraft
                                              Operating Lease Restructuring,' the Guarantors would have had approximately $515.6 million and $522.4 million of
                                              indebtedness outstanding (other than the Guarantees), $202.6 million and $209.1 million of which would have been secured, and approximately $1.66 billion and $1.88 billion of
                                              aircraft operating lease obligations which come due between
                                              September 30, 2003, and February 1, 2009, and January 1,
                                              2003, and February 1, 2009, respectively.

                                              For the nine months ended September 30, 2003, and the year ended December 31, 2002, the Guarantors generated virtually all of our consolidated revenues and EBITDA.

Certain Covenants.........................    The indentures relating to the Exchange Notes contain
                                              certain covenants for your benefit, including, among other things, covenants limiting:

                                                      the incurrence of indebtedness;

                                                      financing the acquisition of aircraft;

                                                      restricted payments;

                                                      dividend and other payment restrictions affecting
                                                      restricted subsidiaries;

                                                      future issuances;

                                                      the issuance and sale of capital stock of restricted
                                                      subsidiaries;

                                                      the issuance of guarantees by restricted subsidiaries;

                                                      transactions with shareholders and affiliates;

                                                      liens;

                                                      sale-leaseback transactions;

                                                      asset sales; and

                                                      certain mergers and consolidations.

                                              See 'Description of the Exchange Notes -- Covenants.'

Change of Control.........................    Upon a change of control you will have the right, subject to certain conditions, to require us to purchase your Exchange
                                              Notes at a purchase price equal to 101% of the principal
                                              amount plus accrued and unpaid interest, if any, to the date of purchase. Nevertheless, we cannot assure you that we will have the financial resources necessary to purchase the
                                              Exchange Notes upon a change of control. See 'Description of the Exchange Notes -- Repurchase of Notes upon a Change of
                                              Control.'

Registration Rights.......................    Pursuant to a registration rights agreement (the
                                              'Registration Rights Agreement') among the Company, the
                                              Guarantors and the Trustee, the Company and the Guarantors
                                              agreed, among other things, to cause this registration
                                              statement to be declared effective within 120 days after the issuance of the Private

                                              Exchange Notes, which occurred on January 30, 2004, and such exchange to be completed within 180 days after such
                                              issuance.

Trustee, Registrar and Principal Paying
  Agent for the Exchange Notes............    Wells Fargo Bank Northwest, National Association

                                USE OF PROCEEDS

    There will be no proceeds to us from the Registered Exchange Offers.

                                  RISK FACTORS

    Before making an investment decision, you should consider the information under the caption 'Risk Factors' beginning on page 14, as well as the other information included in this prospectus.

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

    In the table below, we provide you with summary historical consolidated financial data and other operating information of ATA Holdings and its subsidiaries. We have prepared the selected financial data for the five fiscal years ended December 31, 2002 included in this table using the audited consolidated financial statements of ATA Holdings for such fiscal years, which have been audited by Ernst & Young LLP, independent auditors. We have prepared the summary financial data for the nine-month periods ended September 30, 2002 and September 30, 2003 included in this table using the unaudited consolidated financial statements of ATA Holdings for each of such periods, which, in the opinion of our management, include all adjustments necessary to present fairly the financial results for such periods. Interim results are not necessarily indicative of the results which may be expected for any other interim period or for a full year.

    When you read this summary historical financial data, it is important that you read it together with the historical financial statements and related notes included in this prospectus, and for the fiscal years 1998 and 1999 in our annual and quarterly reports filed with the Commission, as well as the section entitled 'Management's Discussion and Analysis of Financial Condition and Results of Operations.'

                                                                                                         NINE MONTHS ENDED
                                                         YEAR ENDED DECEMBER 31,                            SEPTEMBER 30,
                                      --------------------------------------------------------------   --------------------
                                         1998         1999         2000         2001         2002         2002         2003
                                         ----         ----         ----         ----         ----         ----         ----
                                                    (DOLLARS IN THOUSANDS, EXCEPT RATIOS AND PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Operating revenues:
 Scheduled service..................  $  511,254   $  624,647   $  753,301   $  820,666   $  886,579   $  664,431   $  816,326
 Charter............................     344,482      389,979      435,262      359,770      309,242      238,698      285,393
 Ground package.....................      23,186       58,173       59,848       52,182       35,687       30,582       11,333
 Other..............................      40,447       49,567       43,142       42,866       45,862       32,689       36,402
                                      ----------   ----------   ----------   ----------   ----------   ----------   ----------
   Total operating revenues.........  $  919,369   $1,122,366   $1,291,553   $1,275,484   $1,277,370   $  966,400   $1,149,454
                                      ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                      ----------   ----------   ----------   ----------   ----------   ----------   ----------
Operating expenses:
 Salaries, wages and benefits.......  $  211,304   $  252,595   $  297,012   $  325,153   $  355,201   $  264,782   $  293,348
 Fuel and oil.......................     137,401      170,916      274,820      251,333      206,574      151,350      208,388
 Aircraft rentals...................      53,128       58,653       72,145       98,988      190,148      135,731      168,420
 Handling, landing and navigation
   fees.............................      74,640       89,302       97,414       88,653      110,528       85,473       86,567
 Depreciation and amortization......      78,665       96,038      125,041      121,327       76,727       60,258       43,084
 Aircraft maintenance, materials
    and repairs.....................      53,655       55,645       70,432       61,394       52,254       37,388       35,064
 Passenger service..................      34,031       39,231       45,571       43,856       38,345       29,677       31,226
 Aircraft impairments and
   retirements......................      --           --           --          118,868       66,787       51,559       --
 Goodwill impairment................      --           --           --           --            6,893       --           --
 Special charges....................      --           --           --           21,525       --           --           --
 U.S. government grant..............      --           --           --          (66,318)      16,221       15,210      (37,156)
 Other..............................     201,172      269,959      306,548      302,575      317,729      243,851      233,582
                                      ----------   ----------   ----------   ----------   ----------   ----------   ----------
   Total operating expenses.........     843,996    1,032,339    1,288,983    1,367,354    1,437,407    1,075,279    1,062,523
                                      ----------   ----------   ----------   ----------   ----------   ----------   ----------
Operating income (loss).............      75,373       90,027        2,570      (91,870)    (160,037)    (108,879)      86,931
                                      ----------   ----------   ----------   ----------   ----------   ----------   ----------
Other income (expense):
 Interest income....................       4,433        5,375        8,389        5,331        2,829        2,138        2,185
 Interest (expense).................     (12,808)     (20,966)     (31,452)     (30,082)     (35,746)     (25,979)     (39,986)
 Other..............................         212        3,361          562          554       (1,260)        (988)      (1,773)
                                      ----------   ----------   ----------   ----------   ----------   ----------   ----------
   Other income (expense)...........      (8,163)     (12,230)     (22,501)     (24,197)     (34,177)     (24,829)     (39,574)
                                      ----------   ----------   ----------   ----------   ----------   ----------   ----------
Income (loss) before income taxes...      67,210       77,797      (19,931)    (116,067)    (194,214)    (133,708)      47,357
Income taxes (credits)..............      27,129       30,455       (4,607)     (39,750)     (24,950)     (19,569)       7,311
                                      ----------   ----------   ----------   ----------   ----------   ----------   ----------
   Net income (loss)................  $   40,081   $   47,342   $  (15,324)  $  (76,317)  $ (169,264)  $ (114,139)  $   40,046
                                      ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                      ----------   ----------   ----------   ----------   ----------   ----------   ----------
Preferred stock dividends...........      --           --             (375)      (5,568)      (5,720)      (3,235)      (4,009)
                                      ----------   ----------   ----------   ----------   ----------   ----------   ----------
Income (loss) available to common
 shareholders.......................  $   40,081   $   47,342   $  (15,699)  $  (81,885)  $ (174,984)  $ (117,374)  $   36,037
                                      ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                      ----------   ----------   ----------   ----------   ----------   ----------   ----------
 Net income (loss) per share-basic..        3.41         3.86        (1.31)       (7.14)      (14.94)      (10.04)        3.06
 Net income (loss) per share-diluted        3.07         3.51        (1.31)       (7.14)      (14.94)      (10.04)        2.47

                                                                                                (table continued on next page)

(table continued from previous page)

                                                                                                             NINE MONTHS ENDED
                                                         YEAR ENDED DECEMBER 31,                            SEPTEMBER 30,
                                      --------------------------------------------------------------   -----------------------
                                         1998         1999         2000         2001         2002         2002         2003
                                         ----         ----         ----         ----         ----         ----         ----
                                                    (DOLLARS IN THOUSANDS, EXCEPT RATIOS AND PER SHARE AMOUNTS)
BALANCE SHEET DATA (AT END OF PERIOD):
 Cash...............................  $  172,936   $  120,164   $  129,137   $  184,439   $  200,160   $  113,058   $  196,932
 Working capital (deficiency).......      59,184      (10,106)      25,564       82,711       91,872      (28,726)    (130,211)
 Property and equipment, net........     329,332      511,832      522,119      314,943      265,627      293,931      259,816
 Total assets.......................     594,549      815,281    1,032,430    1,002,962      848,136      814,478      904,341
 Short-term debt (including current
   maturities)......................       1,476        2,079       96,740      124,059       22,575       80,768      206,836
 Long-term debt.....................     245,195      345,792      361,209      373,533      486,853      334,727      295,775
 Total debt.........................     246,671      347,871      457,949      497,592      509,428      415,495      502,611
 Shareholders' equity (deficit)(1)..     102,751      151,376      124,654       44,132     (120,000)     (69,949)     (83,762)
CASH FLOW DATA:
 Net cash provided by (used in)
   operating activities.............  $  151,812   $  152,673   $  111,692   $  144,424   $  (59,014)  $   (4,884)  $  115,470
 Net cash provided by (used in)
   investing activities.............    (142,352)    (305,718)    (290,837)    (129,791)      88,931       15,678     (100,276)
 Net cash provided by (used in)
   financing activities.............      59,280      100,273      188,118       40,669      (14,196)     (82,175)     (18,422)
OTHER FINANCIAL DATA:
 Ratio of earnings to fixed
   charges(2).......................        3.03         2.65       --           --           --           --             1.45
 Deficiency of earnings available to
   cover fixed charges(2)...........      --           --           23,138      130,353      200,657       39,381       --
 EBITDAR(3).........................     211,811      253,454      208,707      134,330      108,407       88,260      298,847
 EBITDA(3)..........................     158,683      194,801      136,562       35,342      (81,741)     (47,471)     130,427
 Ratio of EBITDAR to fixed charges..        6.60         5.67         3.52         1.73         1.09         1.21         2.92
 Ratio of EBITDA to fixed charges...        4.94         4.36         2.30         0.45        (0.82)       (0.65)        1.27
 Ratio of total debt to EBITDA......        1.55         1.79         3.35        14.08        (6.23)       (8.75)        3.85
SELECTED OPERATING DATA FOR
  PASSENGER SERVICE:(4)
 Available seat miles(millions)(5)..    13,851.7     15,082.6     16,390.1     16,187.7     17,600.0     13,050.6     15,848.7
 Revenue passenger miles
   (millions)(6)....................     9,758.1     10,949.0     11,816.8     11,675.7     12,384.2      9,396.2     10,912.2
 Passenger load factor(7)...........        70.5%        72.6%        72.1%        72.1%        70.4%        72.0%        68.9%
 Revenue per available seat mile....        6.64[c]      7.44[c]      7.88[c]      7.88[c]      7.26[c]      7.41[c]      7.25[c]
 Operating expense per ASM(8).......        6.09[c]      6.84[c]      7.86[c]      8.45[c]      8.17[c]      8.24[c]      6.70[c]
 Block hours flown(9)...............     160,403      175,460      191,532      197,043      239,298      173,267      221,220
 Average daily aircraft utilization
   (block hours per day)(10)........
    Lockheed L-1011-50/100..........        6.72         6.51         6.63         6.02         4.16         4.45         7.35
    Lockheed L-1011-500.............      --             6.47         6.77         6.69         5.81         5.93         7.00
    Boeing 727-200 ADV..............        9.02         8.95         8.78         7.48         5.04         5.04       --
    Boeing 757-200..................       11.88        11.86        11.90        11.30        10.74        10.84        11.61
    Boeing 737-800..................      --           --           --             9.14         9.87         9.94        10.48
    Boeing 757-300..................      --           --           --             9.78         9.74         9.72        10.98
 Total jet aircraft.................          48           53           58           60           66           63           64

---------

 (1) No common stock dividends were paid in any of the periods presented.

 (2) The 'ratio of earnings to fixed charges' represents earnings divided by fixed charges, as defined in the following paragraph. The 'deficiency' represents the amount of fixed charges in excess of earnings.

      For purposes of these computations, earnings consist of income (loss) before income taxes, plus fixed charges, adjusted to exclude the amount of any interest capitalized during the period. Fixed charges include the total of:
      (i) interest, whether expensed or capitalized;
      (ii) amortization of debt expense relating to any indebtedness, whether expensed or capitalized; and
      (iii) one-fourth of rental expense as can be demonstrated to be representative of the interest factor from 1998-2002 and one-third of rental expense as can be demonstrated to be representative of the interest factor for 2003.

                                              (footnotes continued on next page)

(footnotes continued from previous page)

 (3) EBITDA, a measure used by management to measure operating performance, is defined as net income (loss), plus interest expense (net of capitalized interest), income tax expense, depreciation and amortization. We further adjust EBITDA by adding aircraft rental expense to arrive at EBITDAR. We believe that this adjustment from EBITDA to EBITDAR is appropriate to provide additional information to investors about our financial performance since aircraft rental expense is an important component of our financial model and also allows comparison between us and other companies in the industry based on an industry-standard financial measure. Furthermore, many of our debt instruments and other agreements contain covenants that are based on financial measures comparable to EBITDAR. This adjustment to EBITDA may not be in accordance with current Commission practice or with regulations adopted by the Commission that apply to registration statements filed under the Securities Act and periodic reports filed under the Exchange Act. Accordingly, the Commission may require us to present EBITDAR differently in filings made with the Commission than as presented in this prospectus, or it may prohibit us from presenting EBITDAR entirely.

      EBITDA and EBITDAR are not recognized terms under GAAP and do not purport to be alternatives to operating income, net income or cash flows from operating activities as determined in accordance with GAAP as a measure of profitability or liquidity. Because not all companies use identical calculations, these presentations of EBITDA and EBITDAR may not be comparable to other similarly titled measures of other companies. Additionally, EBITDA and EBITDAR are not intended to be measures of free cash flow for management's discretionary use, as they do not consider certain cash requirements such as interest payments, operating lease payments, tax payments and debt service requirements.
      EBITDA and EBITDAR are calculated as follows (unaudited):

                                                                                                           NINE MONTHS ENDED
                                                                 YEAR ENDED DECEMBER 31,                     SEPTEMBER 30,
                                                  -----------------------------------------------------   --------------------
                                                    1998       1999       2000       2001       2002        2002        2003
                                                    ----       ----       ----       ----       ----        ----        ----
                                                                                (DOLLARS IN THOUSANDS)
Net income (loss)...............................  $ 40,081   $ 47,342   $(15,324)  $(76,317)  $(169,264)  $(114,139)  $ 40,046
Income tax expense (credit).....................    27,129     30,455     (4,607)   (39,750)    (24,950)    (19,569)     7,311
Interest expense (net of capitalized interest)..    12,808     20,966     31,452     30,082      35,746      25,979     39,986
Depreciation and amortization...................    78,665     96,038    125,041    121,327      76,727      60,258     43,084
                                                  --------   --------   --------   --------   ---------   ---------   --------
   EBITDA.......................................   158,683    194,801    136,562     35,342     (81,741)    (47,471)   130,427
Aircraft rentals................................    53,128     58,653     72,145     98,988     190,148     135,731    168,420
                                                  --------   --------   --------   --------   ---------   ---------   --------
   EBITDAR......................................  $211,811   $253,454   $208,707   $134,330   $ 108,407   $  88,260   $298,847
                                                  --------   --------   --------   --------   ---------   ---------   --------
                                                  --------   --------   --------   --------   ---------   ---------   --------


 (4) The operating data (other than revenue per ASM and operating expense per ASM) pertain to ATA and Chicago Express and do not include information for other operating subsidiaries of ATA Holdings.

 (5) Available seat miles (ASMs) represent the number of seats available for sale to revenue passengers multiplied by the number of miles those seats are flown. ASMs are an industry measure of the total seat capacity offered for sale by the Company, whether sold or not.

 (6) Revenue passenger miles (RPMs) represent the number of seats occupied by revenue passengers multiplied by the number of miles those seats are flown. RPMs are an industry measure of the total seat capacity actually sold by the Company.

 (7) Passenger load factor is the percentage derived by dividing RPMs by ASMs. Passenger load factor is relevant to the evaluation of scheduled service because incremental passengers normally provide incremental revenue and profitability when seats are sold individually. In the case of commercial charter and military/government charter, load factor is less relevant because an entire aircraft is sold by the Company instead of individual seats. Since both costs and revenues are largely fixed for these types of charter flights, changes in load factor have less impact on business unit profitability.


                                              (footnotes continued on next page)

(footnotes continued from previous page)

 (8) 'Operating expense per ASM' for any period represents the amount determined by dividing total operating expense for such period by the total ASMs for such period. This measure is also referred to as cost per available seat mile (CASM). CASM is a commonly used measure of the cost required for an airline to produce ASMs for sale to its customers.

 (9) 'Block hours flown' for any aircraft represents the elapsed time computed from the moment the aircraft first moves under its own power from the boarding ramp at one airport to the time it comes to rest at the boarding ramp of the next point of landing. Some variable airline costs, such as fuel, crew and maintenance costs, vary with the number of block hours flown.

(10) 'Average daily aircraft utilization' is determined with respect to each aircraft type for any period by dividing the block hours flown by all aircraft of such type during such period by the 'weighted average' number of days during such period that aircraft of such type were owned or leased by ATA. Average daily utilization is a measurement commonly used by airlines of the productive use of its aircraft to generate ASMs for sale.

(11) The following summarized financial data (unaudited) in this table has been derived from the financial statements of ATA for each of the respective periods presented. ATA is the principal operating subsidiary of ATA Holdings. The following financial data excludes the other subsidiaries of ATA Holdings (Ambassadair Travel Club, Inc., ATA Leisure Corp., Amber Travel, Inc., American Trans Air ExecuJet, Inc., ATA Cargo, Inc., American Trans Air Training Academy, Inc. and Chicago Express). ATA Holdings allocates certain expenses, such as income taxes, to the various subsidiaries as if they were operating on a stand alone basis.


                                                                                                             NINE MONTHS ENDED
                                                          YEAR ENDED DECEMBER 31,                           SEPTEMBER 30,
                                        ------------------------------------------------------------   -----------------------
                                          1998        1999         2000         2001         2002         2002         2003
                                          ----        ----         ----         ----         ----         ----         ----
                                                                           (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:(11)
   Operating revenues.................  $877,187   $1,008,855   $1,180,962   $1,153,672   $1,153,845   $  874,362   $1,065,305
   Depreciation and amortization......    78,595       93,820      120,262      117,813       74,546       58,595       41,304
   Operating income (loss)............    80,920       97,558       18,680      (91,454)    (160,838)    (111,616)      76,160
   Interest expense, net..............   (12,808)     (20,969)     (31,474)     (30,094)     (35,728)     (25,979)     (39,894)
   Income (loss) before income taxes..    72,528       84,989       (4,359)    (115,875)    (195,238)    (136,621)      36,545
   Net income (loss)..................    43,329       51,951       (5,579)     (76,198)    (169,436)    (117,052)      29,234
BALANCE SHEET DATA (AT END OF PERIOD):
   Working capital (deficiency).......  $ 10,768   $  (32,049)  $  (54,102)  $   11,703   $    6,815   $ (108,930)  $ (225,790)
   Property and equipment, net........   328,661      508,210      650,185      299,255      253,992      283,471      248,544
   Total assets.......................   593,489      823,090    1,050,579    1,140,988      813,226      773,869      874,577
   Short-term debt (including current
    maturities).......................     1,476        2,079       96,740      124,059       22,575       80,768      206,836
   Long-term debt.....................   245,195      345,792      361,209      373,533      486,853      334,727      295,775
   Total debt.........................   246,671      347,871      457,949      497,592      509,428      415,495      502,611
   Shareholders' equity (deficit)(12).    50,091      102,039       96,461       20,263     (145,903)     (98,020)    (116,669)
CASH FLOW DATA:
   Net cash provided by (used in)
    operating activities..............  $162,059   $  135,972   $  168,579   $  131,339   $  (62,940)  $   (1,104)  $  116,266
   Net cash provided by (used in)
    investing activities..............   141,955     (299,739)    (277,898)    (122,648)      86,458       11,492      (97,812)
   Net cash provided by (used in)
    financing activities..............    55,115      105,202      120,735       44,771       (8,131)     (81,984)     (18,661)

---------

(12)  No dividends were paid in any of the periods presented.

                                  RISK FACTORS

    You should carefully consider the risks described below as well as the other information included in this prospectus, including our financial statements and the related notes, before investing in the Exchange Notes. The risks described below are intended to highlight risks that are specific to us but are not the only risks that we face. Additional risks and uncertainties, including those generally affecting the industry in which we operate, risks that we currently deem immaterial or risks generally applicable to companies that have recently undertaken transactions similar to the Private Exchange Offers may also impair our business, the value of your investment and our ability to pay interest on, and repay or refinance, the Exchange Notes.

RISKS RELATING TO THE COMPANY AND THE EXCHANGE NOTES

WE HAVE A SUBSTANTIAL LEVEL OF INDEBTEDNESS AND MAY BE UNABLE TO MEET OUR OBLIGATIONS ON THE EXCHANGE NOTES.

    We will continue to have significant liabilities and future cash requirements. At September 30, 2003, after giving pro forma effect to the completion of the Private Exchange Offers and aircraft operating lease restructuring, we would have had approximately $5.47 billion of payment obligations, including debt, aircraft operating leases and trade payables, and $80.0 million stated value of preferred stock outstanding. The accrual of interest and dividends on some of this debt and outstanding preferred stock will place significant additional payment obligations on us and could hamper our ability to satisfy our obligations under the Exchange Notes.

    Our financial performance could be adversely affected by our substantial indebtedness and aircraft operating lease obligations. The degree to which we are leveraged could have important consequences, including, but not limited to:

          making it more difficult for us to pay interest and satisfy our debt obligations;

          increasing our vulnerability to general adverse economic and industry conditions;

          requiring the dedication of a substantial portion of our cash flow from operations to the payment of our indebtedness and aircraft operating lease obligations, thereby reducing the availability of the cash flow to fund working capital, capital expenditures or other general corporate requirements;

          limiting our ability to obtain additional financing to fund future working capital, capital expenditures or other general corporate requirements; and

          placing us at a competitive disadvantage compared to less leveraged competitors.

    In addition, our indebtedness and aircraft operating lease obligations subject us to financial and other restrictive covenants. Failure by us to comply with these covenants could result in an event of default which, if not cured or waived, could have a material adverse effect on us. Furthermore, substantially all of our noncash assets secure our indebtedness under the ATSB Term Loan and the aircraft operating leases.

    If our cash flows and capital resources are insufficient to fund our debt service and aircraft operating lease obligations, we may be forced to sell assets, seek additional capital or seek to restructure or refinance our indebtedness, including the Exchange Notes. These strategies may not be successful and may not permit us to meet our scheduled debt service obligations. In the absence of such operating results and resources, we could face still substantial liquidity problems and might be required to sell material assets or operations to attempt to meet our debt service and other obligations. The ATSB Term Loan and the indentures under which the Exchange Notes will be issued will restrict our ability to sell assets and use the proceeds from the sales.

    We may not be able to consummate those sales or to obtain the proceeds which we could realize from them, and these proceeds may not be adequate to meet any debt service obligations then due. In such an event, we may be forced to seek bankruptcy protection.

THE MATURITY DATES OF THE EXCHANGE NOTES OCCURS AFTER THE MATURITY DATES OF SUBSTANTIALLY ALL OF OUR OTHER DEBT PAYMENT OBLIGATIONS.

    The maturity date of the 2009 Exchange Notes occurs on February 1, 2009 and the maturity date of the 2010 Exchange Notes occurs on June 15, 2010. These dates will occur after the maturity of our debt of approximately $162.2 million, net of $5.8 million unamortized discount, under our ATSB Term Loan, the principal of which is payable in installments between 2004 and 2008, as well as a portion of our other indebtedness and aircraft operating leases, after giving effect to the lease restructuring, and that of our operating subsidiaries, approximately $1.69 billion of which comes due between September 30, 2003 and February 1, 2009, which have maturities and scheduled lease payments ranging from September 2003 to December 2024. If we are not able to refinance this indebtedness or to generate sufficient cash from our operations to pay these obligations, we may lack sufficient liquidity to repay the Exchange Notes at the time they become due.

THE EXCHANGE NOTES WILL BE UNSECURED AND THEREFORE EFFECTIVELY SUBORDINATED TO THE RIGHTS OF THE HOLDERS OF OUR SECURED DEBT AND THE SECURED DEBT OF OUR SUBSIDIARIES.

    The Exchange Notes will be general unsecured obligations ranking effectively junior to our and our subsidiaries' existing and future secured indebtedness. Our obligations and those of our subsidiary guarantors under the ATSB Term Loan are secured by substantially all of our and their noncash assets. At
September 30, 2003, we and the subsidiary guarantors had an aggregate of approximately $202.6 million of secured debt outstanding. In addition, after giving effect to the aircraft operating lease restructuring, we would have had an aggregate of approximately $1.66 billion in aircraft operating lease obligations, which come due between September 30, 2003 and February 1, 2009.

          In the event that we or a subsidiary guarantor is declared bankrupt, becomes insolvent or is liquidated or reorganized, any secured debt will be entitled to be paid in full from the pledged assets before any payment may be made with respect to the Exchange Notes or the affected guarantees. Holders of the Exchange Notes will participate ratably with all holders of our unsecured debt that is deemed to be of the same class as the Exchange Notes, and potentially with all of our other general creditors, based upon the respective amounts owed to each holder or creditor, in our remaining assets. In any of the foregoing events, we cannot assure you that there will be sufficient assets to pay amounts due on the Exchange Notes. As a result, holders of the Exchange Notes are likely to receive less, ratably, than holders of secured debt, if they receive any payment in respect of the Exchange Notes.

WE EXPECT THAT WE WILL CONTINUE TO HAVE LIMITED ACCESS TO ADDITIONAL FINANCING.

    We require significant levels of investment to maintain our position in the competitive and capital-intensive airline business. For example, as of September 30, 2003 on a pro forma basis, after giving effect to the Private Exchange Offers and the aircraft operating lease restructuring, for the remainder of 2003 we would have expected that we would need to make:

          approximately $18.2 million in rent payments under existing aircraft operating leases;

          approximately $6.6 million of capital expenditures for scheduled maintenance and rotable parts; and

          approximately $4.6 million of additional capital expenditures.

    Due to our current credit ratings and risks associated with the current operating environment for airlines, we are currently unable to obtain additional financing and do not expect to be able to do so in the near future. We cannot assure you that any additional financing including bank loans, vendor financing and sale-leaseback transactions will be available to us on satisfactory terms, or on any terms at all in the foreseeable future. If we are unable to obtain sufficient financing for capital expenditures, our ability to maintain our fleet of aircraft and fund our other essential capital expenses will be impaired. If we are forced to defer certain normal expenditures and investments due to our lack of liquidity, the quality of our service may be adversely affected which in turn could adversely affect our results of operations.

WE HAVE INCURRED OPERATING LOSSES IN EACH OF THE LAST THREE YEARS AND MAY INCUR SUBSTANTIAL OPERATING LOSSES IN THE FUTURE.

    As a result of the September 11, 2001 terrorist attacks, their effect on the airline industry and recessionary conditions in the United States, we have suffered significant losses in recent years. For the years ended December 31, 2000, 2001 and 2002, we had net losses available to common shareholders of approximately $15.7 million, $81.9 million and $175.0 million, respectively. In the nine months ended September 30, 2003, we had income available to common shareholders of $36.0 million, and in the nine months ended September 30, 2002, we had a net loss available to common shareholders of $117.4 million. Due to substantial uncertainties relating to the duration of the current recession, the risk of future terrorist attacks and other factors beyond our control that affect our operating results, we cannot predict when or if we will return to profitability. Our inability to achieve and sustain profitability in the near future would exacerbate our current difficulties in funding our operations and would adversely affect our ability to pay our obligations as they come due.

BECAUSE OF OUR CURRENT CREDIT RATINGS, OUR ABILITY TO INCUR ADDITIONAL INDEBTEDNESS HAS BEEN IMPAIRED.

    As of the date hereof, Moody's has assigned our unsecured debt a rating of 'Ca' and indicated that it has a stable outlook for future ratings. A 'Ca' rating indicates that, in Moody's view, the debt is highly speculative and is likely in, or very near, default with some prospect of recovery of principal and interest. As of the date hereof, S&P has assigned our corporate credit a rating of 'CCC' and our senior unsecured debt a rating of 'CC.'

    Due to our current credit ratings and risks associated with the current operating environment for airlines, we are currently unable and do not expect to be able to obtain additional financing in the near future. Furthermore, at our current credit ratings we would expect any financing that may become available to us to involve an increase in our borrowing costs, which would in turn increase our interest expense and adversely affect our net income. If our financial performance or industry conditions do not improve, we may face future ratings downgrades which would likely further negatively impact our ability to obtain the financing we need and, as a result, our ability to pay our debts as they come due.

OUR INSURANCE COSTS HAVE INCREASED SUBSTANTIALLY AS A RESULT OF THE
SEPTEMBER 11, 2001 TERRORIST ATTACKS AND FURTHER INCREASES IN INSURANCE COSTS WOULD HARM OUR BUSINESS.

    Following the terrorist attacks of September 11, 2001, aviation insurers dramatically increased airline insurance premiums and significantly reduced the maximum amount of insurance coverage available to airlines for claims resulting from acts of terrorism, war or similar events. Consequently, under the Air Transportation Safety and System Stabilization Act (the 'Stabilization Act') and through authority granted under the Homeland Security Act of 2002, the federal government has provided us and other domestic airlines with excess war risk coverage above $50 million up to $3.0 billion per event. However, the current war risk coverage offered by the government is scheduled to expire in December 2004, and we cannot assure you that it will be extended, or if it is, how long any extension might last. If the federal government stops providing excess war risk coverage to the airline industry, the premiums charged by aviation insurers for this coverage will be substantially higher than the premiums currently offered by the federal government, and such an increase would likely have significant adverse effect on our cash flows and results of operations.

    As a result of heightened concerns regarding the safety of air travel, our liability insurance premiums increased by approximately $14.8 million in 2002 as compared to 2001. Aviation insurers would likely increase their premiums even further in the event of additional terrorist attacks, hijackings, airline crashes or other events adversely affecting the airline industry. Significant increases in insurance premiums would harm our financial condition and results of operations.

CHANGES IN OUR FINANCIAL CONDITION COULD REDUCE OUR LIQUIDITY FROM CREDIT CARD SALES.

    A significant portion of our sales are paid for by customers using credit cards, such as MasterCard and Visa. Cash from these sales is normally paid to us by our credit card processing bank several days after the sale, although we may provide the purchased services days, weeks or months later. If we fail to perform pre-paid services, the purchaser may be entitled to a refund which, if not paid by us, is the obligation of the processing bank. To mitigate this risk, our credit card processing bank is entitled to delay payment to us of a portion of the balance of pre-paid sales until the first date of outbound travel. Shortly after September 11, 2001, our credit card processing bank determined to delay payment to us of a percentage of our pre-paid sales. In order to obtain an extension of our agreement with our credit card processing bank for the processing and collection of sales charged on MasterCard and Visa cards through December 31, 2004, we agreed to increase the amount of pre-paid sales that the bank holds on deposit from 60% to 100%. This increase took place on October 10, 2003. The effect of increasing this percentage was to reduce our cash balance by approximately $30 million between September 30, 2003 and October 31, 2003 as compared to what our cash balance would have been with a 60% holdback of pre-paid sales. If we are unable to negotiate a reduction to this percentage in the future, our liquidity may be adversely affected.

    Although we continue to process significant dollar amounts of ticket sales using credit cards other than MasterCard and Visa, as of December 30, 2003, no cash deposit requirements had been implemented by the issuers or processors of those cards. However, such issuers and processors have the right to impose similar deposit requirements under certain circumstances, including the occurrence of a material adverse change in our financial condition and results of operations. Therefore, we can provide no assurance that such a requirement will not be implemented in the future. Any such holdback will adversely affect our liquidity.

COMPLIANCE WITH DEPARTMENT OF TRANSPORTATION REGULATIONS AND OTHER REGULATORY REQUIREMENTS FOR BONDS OR LETTERS OF CREDIT COULD REDUCE OUR LIQUIDITY.

    Under current Department of Transportation regulations regarding charter transportation originating in the United States, all charter airline tickets must generally be paid for in cash and all funds received from the sale of charter seats and, in some cases, the costs of land arrangements, must be placed in escrow by the tour operator or protected by a surety bond satisfying certain prescribed standards. As of September 30, 2003, we provided a third-party bond that was unlimited in amount to satisfy our obligations under these regulations. Under the terms of our bonding arrangements, the issuer of the bond had the right to terminate the bond at any time on 30 days' notice. As of September 30, 2003, we provided a $15.2 million letter of credit to secure our potential obligations to the issuer of the bond. We entered into an escrow arrangement in lieu of our letter of credit effective December 15, 2003. The arrangement requires us to place receipts for certain charter flights into an escrow account until the flight occurs.

    In addition, we must provide secured letters of credit in satisfaction of various requirements from airport authorities, trade creditors and other providers of credit to us. Because we are required to collateralize all letters of credit with cash deposits, our liquidity is reduced by the necessity that we provide them. As of September 30, 2003, our secured letters of credit, including the letter of credit securing the Department of Transportation surety bond described above, totaled $40.5 million.

WE MAY NOT BE ABLE TO SATISFY ALL OF OUR OBLIGATIONS UPON THE OCCURRENCE OF A CHANGE OF CONTROL.

    If we enter into a transaction that results in a Change of Control (as defined in 'Description of the Exchange Notes'), it could result in an increase in our indebtedness as a result of the provisions of our existing financing agreements. In addition, upon a change of control of ATA

Holdings, all borrowings outstanding under the ATSB Term Loan, which is guaranteed by ATA Holdings, will become due, and we will be required to offer to purchase all amounts due under the Exchange Notes at 101% of par plus accrued interest. We cannot assure you that we would be able to satisfy all of our obligations under the ATSB Term Loan and the notes in these circumstances. The failure to satisfy our obligations would materially adversely affect our business, operations and financial results.

OUR EXISTING DEBT FINANCING AGREEMENTS AND OUR AIRCRAFT OPERATING LEASES CONTAIN RESTRICTIVE COVENANTS THAT IMPOSE SIGNIFICANT OPERATING AND FINANCIAL RESTRICTIONS ON US.

    The ATSB Term Loan, the indentures that will govern the Exchange Notes and the instruments governing our other indebtedness contain a number of significant covenants and restrictions that limit our ability and our subsidiaries' ability to:

          incur additional indebtedness;

          create material liens on our assets;

          finance the acquisition of aircraft;

          sell assets or engage in mergers or consolidations;

          redeem or repurchase outstanding indebtedness;

          make specified investments;

          pay cash dividends (other than required payments of dividends with respect to our preferred stock); and

          engage in other significant transactions.

    In addition, the agreements governing our indebtedness (including the ATSB Term Loan) require us to maintain compliance with specified financial ratios and other financial and operating tests. In particular, the ATSB Term Loan contains a covenant requiring the Company to maintain a cash balance of $40 million. Failure to comply with this covenant and others in the ATSB Term Loan would constitute an event of default under the ATSB Term Loan. Complying with these covenants may cause us to take actions that may make it more difficult to execute successfully our business strategy and we may face competition from companies not subject to such restrictions. Moreover, if we fail to comply with these covenants, our obligations under our debt agreements and operating leases could be accelerated by our creditors. If our obligations were accelerated, it is unlikely that we would have sufficient cash to satisfy these obligations upon acceleration, and we would have to seek additional debt or equity financing which may not be available on commercially reasonable terms or at all. If such financing were not available, we would have to sell assets in order to obtain the funds required to make accelerated payments or risk our aircraft becoming subject to repossession which would materially harm our business.

WE MAY INCUR SUBSTANTIAL LOSSES IN THE EVENT OF AN AIRCRAFT ACCIDENT.

    We may incur substantial losses in the event of an aircraft accident. These losses may include the repair or replacement of a damaged aircraft, and the consequent temporary or permanent loss of the aircraft from service, as well as claims of injured passengers and other persons.

    Although we believe our insurance coverage is adequate, we cannot assure you that the amount of our insurance coverage will not be changed or that we will not be forced to bear substantial losses from accidents. Substantial claims resulting from an accident could have a material adverse effect on our business, operations and financial results. Moreover, any aircraft accident or incident, even if fully insured, could cause a public perception that we are less safe or reliable than other airlines, which would materially harm our business.

OUR CUSTOMERS MAY CANCEL OR DEFAULT ON THEIR CONTRACTS WITH US.

    Customers who have contracted with us may cancel or default on their contracts, and we may not be able to obtain other business to cover the resulting loss in revenues. If customers with large contracts cancel or default and we are not able to obtain other business, our financial position could be materially adversely impacted.

    Our largest customer during each of the last three years was the U.S. military, which accounted for 13.9% of our total operating revenues in 2002, 13.1% of our total operating revenues in 2001 and 14.6% of our total operating revenues in 2000.

    In 2002, our five largest non-military customers accounted for approximately 15.3% of total operating revenues. No single non-military customer accounted for more than 10% of total operating revenues during this period.

OUR SCHEDULED SERVICE FLIGHTS ARE HEAVILY DEPENDENT ON GEOGRAPHICALLY CONCENTRATED MARKETS AND A REDUCTION IN DEMAND FOR AIR TRAVEL IN THESE MARKETS WOULD MATERIALLY HARM OUR BUSINESS.

    The growth of our scheduled service has focused on and, at least in the near-term, will continue to focus on, adding flights to and from our primary bases of operations in Chicago-Midway, Hawaii and Indianapolis. As of September 30, 2003, out of a total of 337 daily flights, 328 of these flights had Chicago-Midway, Hawaii or Indianapolis as either their origin or destination. Our business would be harmed by any circumstances causing a reduction in air transportation to or from these three locations, such as adverse changes in local economic conditions, negative public perceptions of these destinations, a change in customer preferences in these areas or significant price increases linked to increases in airport access costs and fees imposed on passengers.

OUR QUARTERLY RESULTS ARE SIGNIFICANTLY AFFECTED BY MANY FACTORS, AND OUR RESULTS OF OPERATIONS FOR ANY ONE QUARTER ARE NOT NECESSARILY INDICATIVE OF OUR ANNUAL RESULTS OF OPERATIONS.

    Our operations are subject to a variety of factors that frequently cause considerable volatility in our earnings, including:

          changes in fuel, security and insurance costs,

          seasonal variations in demand, affecting revenues earned, and increases in personnel, marketing and other operating expenses.

    In addition, seasonal variations in air traffic and expenditures affect our operating results from quarter to quarter. Historically, we have experienced reduced demand during the fourth quarter, as demand for leisure airline services during this period is lower relative to other times of the year. Given our high proportion of fixed costs, seasonality can affect our profitability from quarter to quarter. Several of our areas of operations experience bad weather conditions in the winter, causing increased costs associated with deicing aircraft, canceled flights and accommodating displaced passengers. Due to the factors described above, our results of operations in any one quarter are not necessarily indicative of our annual results of operations.

IF WE ENTER INTO A PROLONGED DISPUTE WITH ANY OF OUR EMPLOYEES, MANY OF WHOM ARE REPRESENTED BY UNIONS, OR IF WE ARE REQUIRED TO INCREASE SUBSTANTIALLY THE SALARIES OR BENEFITS OF OUR EMPLOYEES, IT MAY HAVE AN ADVERSE IMPACT ON OUR OPERATIONS OR CASH FLOWS.

    Our flight attendants are represented by the Association of Flight Attendants ('AFA'). Our current collective bargaining agreement with the AFA will become subject to amendment, but will not expire, in October 2004. Our cockpit crews are represented by the Air Line Pilots Association ('ALPA'). Our current collective bargaining agreement with ALPA will be subject to amendment, but will not expire, in June 2006. Our dispatchers are represented by the Transport Workers Union ('TWU'). Our current collective bargaining agreement with the TWU will become subject to amendment, but will not expire, in August 2004. Our ramp service agents elected to be represented by the International Association of Machinists ('IAM') in February 2001. Negotiations began with IAM in May 2001, but no collective bargaining agreement has been finalized. Because our ramp workers are currently in the bottom third of the industry pay scale, some risk exists that the terms of the new collective bargaining agreement will include wage increases. In February 2002, our aircraft mechanics elected to be represented by the Aircraft Mechanics Fraternal Association ('AMFA'), and negotiations with them began in October 2002. No collective bargaining agreement has been finalized. A prolonged dispute with our employees who are represented by any of these unions, or any sizable number of our employees, could have an adverse impact on our operations. Also, any renegotiated collective bargaining agreement could feature significant wage increases and a consequent increase in our operating expenses.

OUR REVENUES COULD BE ADVERSELY IMPACTED BY OUR RELATIONSHIP WITH TRAVEL AGENTS AND TOUR OPERATORS.

    Our revenues could be adversely impacted if travel agents and tour operators elect to favor other airlines or to disfavor us. Our relationship with travel agents and tour operators may be affected by:

          the size of override commissions offered by other airlines;

          changes in our arrangements with other distributors of airline tickets; and

          the introduction and growth of new methods of selling tickets.

    In 2002, approximately 58.1% of our revenues were derived from tickets sold by travel agents or tour operators, and, in 2001, approximately 67.0% of our revenues were derived from tickets sold by travel agents or tour operators. Although we will continue to strive to offer competitive products to travel agencies and tour operators, we cannot assure you that we will be able to maintain favorable relationships with these ticket sellers.

IF WE WERE TO DETERMINE THAT OUR AIRCRAFT, ROTABLE PARTS OR INVENTORY WERE IMPAIRED, IT WOULD HAVE A SIGNIFICANT ADVERSE EFFECT ON OUR OPERATING RESULTS.

    We periodically perform impairment reviews in order to determine whether we need to reduce the carrying value of our aircraft and related assets with a related change to earnings. In addition to the fact that the value of our fleet declines as it ages, the excess capacity that currently exists in the airline industry, and other factors beyond our control, may further contribute to the decline of the fair market value of our aircraft and related rotable parts and inventory. If such an impairment does occur, Statement of Financial Accounting Standards No. 121 ('FAS 121'), Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of, and Statement of Financial Accounting Standards No. 144 ('FAS 144'), Accounting for the Impairment or Disposal of Long-Lived Assets, would require us to write down these assets to their estimated fair market value through a charge to earnings. A significant charge to earnings would adversely affect our financial condition and operating results.

AN ACTIVE TRADING MARKET FOR THE EXCHANGE NOTES MAY NOT DEVELOP.

    The Exchange Notes are new issues of securities with no established trading markets or prior trading histories, and there can be no assurance regarding the future development of markets for the Exchange Notes, the ability of holders of the Exchange Notes to sell or the prices for which holders may be able to sell their Exchange Notes. Furthermore, the liquidity of, and trading markets for, the Exchange Notes may be adversely affected by changes in the airline industry and in the overall economy, as well as by any changes in our financial condition or results of operations.

RISKS RELATING TO THE AIRLINE INDUSTRY

THE TERRORIST ATTACKS OF SEPTEMBER 11, 2001 CONTINUE TO IMPACT THE AIRLINE INDUSTRY IN GENERAL.

    The terrorist attacks of September 11, 2001 were highly publicized. The impacts that these events will continue to have on the airline industry in general are not known at this time, but are expected to include a substantial negative impact on our ability to return to profitable operations due in part to:

          A reduction in the demand for travel in the near and mid-term until public confidence in the air transportation system is restored;

          An increase in costs due to enhanced security measures and government directives in response to the terrorist attacks;

          An increase in the cost of aviation insurance in general, and the cost and availability of coverage for acts of war, terrorism, hijacking, sabotage and similar acts of peril in particular; and

          The potential increase in fuel costs and decrease in availability of fuel if oil-producing countries are affected by terrorism concerns or related civil unrest.

THE NEGATIVE IMPACT ON THE AIRLINE INDUSTRY OF THE CURRENT GLOBAL STATE OF AFFAIRS, INCLUDING THE IRAQ WAR AND ITS AFTERMATH, THE THREAT OF ANOTHER OUTBREAK OF A COMMUNICABLE DISEASE, SUCH AS SEVERE ACUTE RESPIRATORY SYNDROME, AND THE POSSIBILITY OF FUTURE TERRORIST ATTACKS, MAY CONTINUE OR EVEN WORSEN.

    The combination of continued instability in the aftermath of the Iraq war, the public's concerns about the possibility of another outbreak of a disease that can be spread by fellow commercial air passengers, and the continuing threat of future terrorist attacks in the United States and abroad has continued to have a negative impact on the public's willingness to use air travel and, consequently, on our ability to return to profitable operations. It is impossible to determine if and when such adverse effects will abate. In particular, it is likely that the threat of terrorist activity will continue for an indefinite period of time, and that threat will continue to have a negative impact on the airline industry.

THE AIRLINE INDUSTRY IS SENSITIVE TO ECONOMIC TRENDS, AND WEAKNESS IN THE ECONOMY WILL ADVERSELY AFFECT US.

    Airline traffic is particularly sensitive to changes in economic growth and expectations. In 2002, weak economic growth contributed to the airline industry suffering significant losses, which have continued in 2003. During 2002, both US Airways Group, Inc., which conducts its airline business through its subsidiary US Airways, Inc., and UAL Corporation, which conducts its airline business through its subsidiary, United Airlines, Inc., filed for bankruptcy. (US Airways Group, Inc. emerged from bankruptcy protection on March 31, 2003.) Because airlines operating under bankruptcy protection receive increased flexibility to reduce their costs by voiding contracts and renegotiating existing business and financial obligations, current and future airline bankruptcies could have a substantial impact on industry competition. A substantial portion of our revenues are derived from leisure travel, which is discretionary and therefore especially sensitive to economic downturns. A recurrence of the recent recessionary economic conditions could be expected to result in a reduction of airline passenger traffic, and leisure travel in particular, which in turn would harm our financial condition and results of operations.

BECAUSE THE AIRLINE INDUSTRY IS CHARACTERIZED BY LOW GROSS PROFIT MARGINS AND HIGH FIXED COSTS, A MINOR SHORTFALL FROM EXPECTED REVENUE COULD HAVE A SIGNIFICANT IMPACT ON EARNINGS.

    The airline industry as a whole and scheduled service in particular are characterized by low gross profit margins and high fixed costs. The costs of operating each flight do not vary significantly with the number of passengers carried and, therefore, a relatively small change in the number of passengers or in fare pricing or traffic mix could, in the aggregate, have a significant effect on operating and financial results. This condition has been exacerbated by the petition for bankruptcy protection by US Airways, Inc. and UAL Corporation as well as aggressive pricing by low-fare carriers, both of which have had the effect of driving down fare pricing in general. Accordingly, a minor shortfall from expected revenue levels could have a significant impact on earnings.

THE AIRLINE INDUSTRY IS HIGHLY COMPETITIVE.

    The airline industry is highly competitive, primarily due to the effects of the Airline Deregulation Act of 1978, recodified into the Transportation Act. The Transportation Act substantially eliminated government authority to regulate domestic routes and fares and has increased the ability of airlines to compete with respect to destination, flight frequencies and fares. After September 11, 2001, we reduced fares in certain markets to attract customers, as did most airlines.

    Many of our competitors are larger and/or have substantially greater financial resources than we do. The commencement of or increase in service on our routes by existing or new carriers could negatively impact our operating results. Competing airlines have, from time to time, reduced fares and increased capacity beyond market demand on routes served by us in order to maintain or generate additional revenues. Further fare reductions and capacity increases by competing airlines could cause us to reduce fares or adjust our capacity to levels that may adversely affect our operations and profitability. Many of our competitors have a combination of larger customer bases, greater brand recognition in other airline markets and significantly greater financial and marketing resources than we do. Either aggressive marketing tactics or a prolonged fare war initiated by these competitors could impact our limited financial resources and adversely affect our ability to compete in these markets.

    Vigorous price competition exists in the airline industry, with competitors frequently offering reduced discount fares and other promotions to stimulate traffic during weaker travel periods, generate cash flow or increase relative market share in selected markets. The introduction of widely available, deeply discounted fares by any significant airline could result in lower yields for the entire industry and could have a material adverse effect on our financial condition and operating results.

    Competition for Scheduled Services. In scheduled service, we compete against both the large U.S. scheduled service airlines and, from time to time, against smaller regional or start-up airlines. Competition is generally based on price, schedule, quality of service and convenience. All of the major U.S. scheduled airlines are larger than we are, and many of them have greater financial resources than we do. Where we seek to expand our service by adding routes or frequency, competing airlines may respond with intense price and schedule competition. In addition, when other airlines seek to establish a presence over new routes, they may engage in significant price discounting. Because of our size and financial resources relative to some of the major airlines, we are less able to absorb losses from these activities than many of our competitors.

    Competition for Military and Other Government Charter Services. We generally compete for military and other government charters with primarily smaller U.S. passenger airlines. The allocation of U.S. military air transportation contracts is based upon the number and type of aircraft a carrier, alone or through a teaming arrangement, makes available for use to the military. The formation of competing teaming arrangements that have larger partners than those in which we participate, an increase by other air carriers in their commitment of aircraft to the military or the withdrawal of our current teaming arrangement partners could adversely affect our U.S. military charter business.

    Competition for Commercial Charter Services. In commercial charter service, we compete against both the major U.S. scheduled airlines and smaller U.S. charter airlines.

    The scheduled carriers compete for leisure travel customers with our commercial charter operations in a variety of ways, including by:

          wholesaling discounted seats on scheduled flights to tour operators;

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          promoting packaged tours to travel agents for sale to retail customers; and

          selling other products to the public.

    As a result, all charter airlines, including ATA, generally compete for customers against the lowest revenue-generating seats of the scheduled airlines. During periods of dramatic fare cuts by other scheduled airlines, we are forced to respond competitively to these deeply discounted prices.

    We also compete directly against other charter airlines. In the United States, these charter airlines are smaller in size than we are.

OVERCAPACITY IN THE AIRLINE INDUSTRY WILL NEGATIVELY AFFECT OUR OPERATING
RESULTS.

    There is currently a significant excess of capacity in the airline industry. Recently, US Airways Group, Inc., a major U.S. airline, has emerged from bankruptcy in strengthened financial position, which exacerbates the existing overcapacity and competitive pressures in the industry. To date, U.S. carriers have addressed the problem of overcapacity primarily by decreasing unit revenues and expenses rather than cutting excess capacity. Chicago-Midway, our primary base of operations, has experienced capacity growth within the past 12 months. We cannot assure you when or if the airline industry will decrease capacity. Unless and until the airline industry effectively addresses the overcapacity problem, we expect that continued price discounting and competitive pressures will continue to adversely affect our operating results and our ability to pay our obligations as they come due.

SIGNIFICANT INCREASES IN THE COST OF AIRCRAFT FUEL COULD ADVERSELY IMPACT OUR OPERATING RESULTS.

    Fuel costs are a significant portion of our operating costs, comprising approximately 19.6% of our operating costs in the first nine months of 2003, 14.4% of our operating costs in 2002 and approximately 18.4% of our operating costs in 2001. As a result, increases in fuel costs would harm our financial condition and results of operations. We estimate that based on 2003 expected usage, a 10% increase in the December 31, 2002 price per gallon of fuel would result in an increase in our fuel expenses by approximately $19.4 million for the 2003 fiscal year. As of September 30, 2003, based on a hypothetical 10% increase in the cost per gallon of fuel from the cost per gallon on such date, that risk was $5.4 million for the remainder of 2003. Additionally, we estimate that based on 2004 projected usage, a 10% increase in fuel cost over the September 30, 2003 price per gallon of fuel would result in an increase in our fuel expenses by approximately $24.0 million for the 2004 fiscal year.

    Historically, fuel costs have been subject to wide price fluctuations based on geopolitical issues and supply and demand. Fuel availability is also subject to periods of market surplus and shortage and is affected by demand for both home heating oil and gasoline. Because of the effect of these events on the price and availability of fuel, we cannot predict the future cost and availability of fuel with any degree of certainty. In the event of a fuel supply shortage, higher fuel prices or the curtailment of operations could result. We cannot assure you that we would be able to offset any increases in the price of fuel by higher fares. Although we also entered into certain fuel hedging arrangements to reduce our exposure to fluctuations in fuel prices in 2001 and 2002, all such arrangements have expired, and due to the requirement for collateral, we have been unable to enter into any new fuel hedging arrangements. As a result, we have significant exposure to the risk of increases in the price of fuel due to inadequate fuel supplies or otherwise, and any such increase could have a material adverse effect on our financial condition and results of operations.

THE PROFITABILITY OF OUR OPERATIONS IS INFLUENCED BY ECONOMIC CONDITIONS AS DEMAND FOR LEISURE TRAVEL DIMINISHES DURING ECONOMIC DOWNTURNS.

    The profitability of our operations is influenced by the condition of the U.S. and Mexican economies, including fluctuations in certain currency exchange rates, that may impact the demand for leisure travel and our competitive pricing position. A substantial portion of our charter and scheduled airline business, other than military, is leisure travel. Because leisure travel is discretionary, we have historically tended to experience somewhat weaker financial results during economic downturns.

THE AIRLINE INDUSTRY IS HEAVILY REGULATED, AND CHANGES IN OUR GOVERNMENTAL AUTHORIZATIONS OR CERTIFICATES, OR CHANGES IN GOVERNMENTAL REGULATIONS, COULD ADVERSELY IMPACT OUR BUSINESS.

    We are subject to a wide range of governmental regulation by U.S. Federal, state and foreign governmental agencies. We are subject to regulation by, among others, the following authorities:

          U.S. Department of Transportation;

          U.S. Federal Aviation Administration;

          U.S. National Mediation Board, with respect to labor matters;

          U.S. Federal Communications Commission, with respect to use of radio facilities;

          U.S. Department of Defense, with respect to our military/government charter business;

          U.S. Environmental Protection Agency and similar state and local authorities, primarily with respect to the use, discharge and disposal of hazardous materials at or from our maintenance and airport facilities; and

          similar authorities in foreign countries with respect to our international scheduled service and charter operations.

    A modification, suspension or revocation of any of our authorizations or certificates issued by the regulatory authorities having jurisdiction over us or institution of proceedings for non-compliance with the regulations of such authorities could adversely impact our business.

    The Federal Aviation Administration requires each carrier to obtain an operating certificate and operations specifications authorizing the carrier to fly to specific airports using specified equipment. Several aspects of airline operations are subject to regulation or oversight by federal agencies other than the Department of Transportation and the Federal Aviation Administration. For example, the United States Postal Service has jurisdiction over certain aspects of the transportation of mail and related services that we provide through our cargo affiliate. Labor relations in the air transportation industry are generally regulated under the Railway Labor Act, which vests in the National Mediation Board regulatory powers with respect to disputes between airlines and labor unions arising under collective bargaining agreements.

AIRLINES ARE OFTEN AFFECTED BY FACTORS BEYOND THEIR CONTROL, INCLUDING TRAFFIC CONGESTION AT AIRPORTS, WEATHER CONDITIONS AND INCREASED SECURITY MEASURES, ANY OF WHICH COULD HARM OUR OPERATING RESULTS AND FINANCIAL CONDITION.

    Like other airlines, we are subject to delays caused by factors beyond our control, including air traffic congestion at airports, adverse weather conditions and increased security measures. Delays disservice passengers, reduce aircraft utilization and increase costs, all of which in turn affect profitability. During periods of fog, snow, rain, storms or other adverse weather conditions, traffic control problems could harm our operating results and financial condition.

                         THE REGISTERED EXCHANGE OFFERS

TERMS OF THE REGISTERED EXCHANGE OFFERS

    The following section includes a description of the procedure for tendering Private Exchange Notes and receiving Exchange Notes in return. The Company, together with all existing holders of the Private Exchange Notes, may decide to use different exchange procedures.

TERMS OF THE REGISTERED EXCHANGE OFFER; PERIOD FOR TENDERING PRIVATE EXCHANGE NOTES

    Subject to the terms and conditions in this prospectus and in the accompanying letter of transmittal, we will exchange unregistered Private Exchange Notes properly tendered on before the Expiration Date (as defined below) and not withdrawn for registered Exchange Notes. The expiration date (the
'Expiration Date') is 5:00 p.m., New York City time, on [        ], 2004 unless
we extend it.

    As of the date of this prospectus, $163,064,000 aggregate principal amount of Private Exchange 2009 Notes is outstanding and $110,233,000 aggregate principal amount of Private Exchange 2010 Notes is outstanding. This prospectus, together with the letter of transmittal, is first being sent on or about
[        ], 2004, to all holders of Private Exchange Notes known to us. Our obligation to accept Private Exchange Notes for exchange is subject to certain conditions as set forth below under ' -- Conditions.'

    We may, at any time or from time to time, extend the Expiration Date, by giving oral or written notice of such extension in the manner described below. During any such extension, all Private Exchange Notes previously tendered will remain subject to the Registered Exchange Offers and we may accept them for exchange. Any Private Exchange Notes that we do not accept for exchange for any reason will be returned to you without cost as promptly as practicable after the expiration or termination of the Registered Exchange Offer.

    Private Exchange Notes tendered in the Registered Exchange Offers must be in denominations of principal amounts of $1,000 and any integral multiples thereof.

    We expressly reserve the right to amend or terminate the Registered Exchange Offers. We also reserve the right to refuse for exchange any Private Exchange Notes not theretofore accepted for exchange, if any of the events specified below under ' -- Conditions' occur. We will give oral or written notice of any extension, amendment, non-acceptance or termination to you as promptly as practicable. Any notice with respect to any extension will be issued by means of press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

PROCEDURES FOR TENDERING PRIVATE EXCHANGE NOTES

    In order to tender Private Exchange Notes validly, holders must provide:

        (1) certificates for the holder's Private Exchange Notes to the Exchange Agent along with the consent and letter of transmittal; or

        (2) a timely confirmation of a book-entry transfer of the holder's Private Exchange Notes, if such procedure is available, into the Exchange Agent's account at The Depository Trust Company ('DTC' or the 'Book-Entry Transfer Facility') pursuant to the procedure for book-entry transfer described below with the consent and letter of transmittal or Agent's Message in lieu of such consent and letter of transmittal, in each case, prior to the Expiration Date.

    The term 'Agent's Message' means a message, transmitted by the Book-Entry Transfer Facility to and received by the Exchange Agent. It forms a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the tendering participant, which states that the participant has received and agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against such participant. THE METHOD OF DELIVERY OF THE PRIVATE EXCHANGE NOTES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE HOLDERS. IF SUCH DELIVERY IS BY MAIL, IT IS

RECOMMENDED THAT REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, BE USED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY. DELIVERY OF DOCUMENTS TO DTC IN ACCORDANCE WITH ITS PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE EXCHANGE AGENT. NO LETTER OF TRANSMITTAL OR PRIVATE EXCHANGE NOTES SHOULD BE SENT TO US.

    Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by:

          a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc.;

          a commercial bank; or

          a trust company having an office or correspondent in the United States (collectively, 'Eligible Institutions');

unless the Private Exchange Notes tendered are tendered:

        (1) by a registered holder of the Private Exchange Notes who has not completed the box entitled 'Special Issuance Instructions' or 'Special Delivery Instructions' on the consent and letter of transmittal; or

        (2) for the account of an Eligible Institution.

    Delivery of all Private Exchange Notes, letters of transmittal and other documents must be made to the Exchange Agent at its address set forth on the back cover of this prospectus. Holders may also request their respective brokers, dealers, commercial banks, trust companies or nominees to effect such tender on behalf of such holders.

    Holders of Private Exchange Notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wish to tender are urged to contact such registered holder promptly and instruct such registered holder to tender on his or her behalf.

    If Private Exchange Notes are registered to a person who has not signed the letter of transmittal, the Private Exchange Notes surrendered for exchange must be endorsed by, or be accompanied by a written transfer or exchange, duly executed by the registered holder with the signature guaranteed by an Eligible Institution. All questions of satisfaction of the form of the writing will be determined by us in our sole discretion.

    If a letter of transmittal is signed by a person other than the registered holder of any Private Exchange Notes listed therein, such Private Exchange Notes must be endorsed or accompanied by appropriate powers of attorney, signed exactly as the name of the registered holder appears on the Private Exchange Notes.

    If a letter of transmittal or any Private Exchange Notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing and, unless waived by us, evidence satisfactory to us of their authority to so act must be submitted with such consent and letter of transmittal.

    We will determine in our sole discretion all questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of the tendered Private Exchange Notes. Our determination will be final and binding. We reserve the absolute right to reject any and all tenders of any particular Private Exchange Notes not properly tendered or to not accept any particular Private Exchange Notes our acceptance of which would, in our opinion or in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defects or irregularities or conditions of the Registered Exchange Offers as to any particular Private Exchange Notes either before or after the Expiration Date.

    Our interpretation of the terms and conditions of the Registered Exchange Offers (including the instructions in the letter of transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Private Exchange Notes must be cured within a time period we determine. Neither we, the Exchange Agent nor any other person is under any duty to give notification of defects or irregularities with respect to tenders of Private

Exchange Notes nor shall any of them incur any liability for failure to give such notification. Any Private Exchange Notes will not be considered to have been properly tendered until such defects or irregularities have been cured or waived. Any Private Exchange Notes received by the Exchange Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned without cost by the Exchange Agent to the tendering holders unless otherwise provided in the consent and letter of transmittal as soon as practicable following the Expiration Date.

    In addition, we reserve the right in our sole discretion to:

        (1) purchase or make offers for any Private Exchange Notes that remain outstanding subsequent to the Expiration Date;

        (2) as set forth below under ' -- Conditions,' to terminate the Registered Exchange Offers;

        (3) subsequent to the Expiration Date, redeem any series of Private Exchange Notes as a whole or in part at any time and from time to time, as permitted by the applicable Indenture and our other contractual obligations; and

        (4) subsequent to the Expiration Date and to the extent permitted by applicable law and our contractual obligations, purchase Private Exchange Notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers may differ from the terms of the Registered Exchange Offers.

    Upon our acceptance of Private Exchange Notes for exchange and the completion of the Registered Exchange Offers, each holder of such Private Exchange Notes, or the beneficial owner of such Private Exchange Notes on behalf of which the holder has tendered, will be deemed, among other things, to:

        (1) irrevocably sell, assign and transfer to or upon our order or the order of the nominee, all right, title and interest in and to, and any and all claims in respect of or arising or having arisen as a result of such holder's status as a holder of, all Private Exchange Notes tendered thereby, such that thereafter it shall have no contractual or other rights or claims in law or equity against the Company or any fiduciary, trustee, fiscal agent or other person connected with the Private Exchange Notes arising under, from or in connection with such Private Exchange Notes;

        (2) waive any and all rights with respect to the Private Exchange Notes tendered thereby (including, without limitation, any existing, past or continuing defaults and their consequences in respect of such Private Exchange Notes); and

        (3) release and discharge the Company, the Dealer Managers, the trustee and their respective subsidiaries and affiliates from any and all claims such holder may have, now or in the future, arising out of or related to the Private Exchange Notes tendered thereby, including without limitation, any claims that such holder is entitled to receive additional principal or interest payments with respect to the Private Exchange Notes tendered thereby (other than as expressly provided in this prospectus, the Registration Rights Agreement and the letter of transmittal) or to participate in any redemption or defeasance of the Private Exchange Notes tendered thereby.

    In addition, such holder of Private Exchange Notes, or the beneficial owner of such Private Exchange Notes on behalf of which the holder has tendered, will be deemed to acknowledge, represent, warrant and agree that:

        (1) it has received and reviewed this prospectus;

        (2) it is the beneficial owner (as defined below) of, or a duly authorized representative of one or more such beneficial owners of, the Private Exchange Notes tendered thereby and it has full power and authority to execute the letter of transmittal and make the representations, warranties and agreements made thereby, and has full power and authority to tender, sell, assign and transfer the Private Exchange Notes tendered thereby;

        (3) the Private Exchange Notes being tendered thereby were owned as of the date of tender, free and clear of any liens, charges, claims, encumbrances, interests and restrictions of any kind, and acknowledges that we will acquire good, indefeasible and unencumbered title to such Private Exchange Notes, free and clear of all liens, charges, claims, encumbrances, interests and restrictions of any kind, when we accept the same;

        (4) it will not sell, pledge, hypothecate or otherwise encumber or transfer any Private Exchange Notes tendered thereby from the date of the letter of transmittal and agrees that any purported sale, pledge, hypothecation or other encumbrance or transfer in violation of the foregoing will be void and of no effect;

        (5) it is, or in the event that such holder is acting on behalf of a beneficial owner of the Private Exchange Notes tendered thereby, such holder has received a written certification from such beneficial owner (dated as of a specific date on or since the close of such beneficial owner's most recent fiscal year) to the effect that such beneficial owner is:

           (A) a 'qualified institutional buyer' (or 'QIB') as defined in Rule 144A under the Securities Act; or

           (B) an institutional 'accredited investor' as defined in Rule 501(a)(1), (2), (3) or (7) under Regulation D under the Securities Act; or

           (C) not in the U.S. (as contemplated by Rule 903(a)(1) of Regulation S under the Securities Act); or

           (D) a dealer or other professional fiduciary organized, incorporated, or (if an individual) resident in the U.S. holding a discretionary account or similar account (other than an estate or trust) for the benefit or account of a non-U.S. person (as contemplated by Rule 903(a)(1) of Regulation S under the Securities Act).

        (6) in evaluating the Registered Exchange Offers and in making its decision whether to participate therein by submitting a letter of transmittal and tendering its Private Exchange Notes, such holder has made its own independent appraisal of the matters referred to herein and in any related communications and is not relying on any statement, representation or warranty, express or implied, made to such holder by us, the Exchange Agent, the Information Agent or the Dealer Managers other than those contained in this prospectus (as amended or supplemented to the Expiration
    Date);

        (7) the execution and delivery of the letter of transmittal shall constitute an undertaking to execute any further documents and give any further assurances that may be reasonably required in connection with any of the foregoing, in each case on and subject to the terms and conditions set out or referred to in this prospectus;

        (8) the submission of the letter of transmittal to the Exchange Agent shall, subject to the terms and conditions of the Registered Exchange Offers generally, constitute the irrevocable appointment of the Exchange Agent as its attorney and agent, and an irrevocable instruction to such attorney and agent to complete and execute all or any form(s) of transfer and other document(s) deemed necessary in the reasonable opinion of such attorney and agent in relation to the Private Exchange Notes tendered thereby in favor of us or such other person or persons as we may direct and to deliver such form(s) of transfer and other document(s) in the attorney's and agent's reasonable opinion and other document(s) of title relating to such Private Exchange Notes' registration, and to execute all such attorney or agent necessary or expedient for the purpose of, or in connection with, the acceptance of the Registered Exchange Offers, and to vest in us or our nominees such Private Exchange Notes;

        (9) the terms and conditions of the Registered Exchange Offers shall be deemed to be incorporated in, and form a part of, the letter of transmittal which shall be read and construed accordingly;

        (10) the Exchange Notes acquired pursuant to the Registered Exchange Offers are being obtained in the ordinary course of business of the person receiving the Exchange Notes, whether or not that person is the holder;

        (11) we and others will rely upon the truth and accuracy of the foregoing acknowledgments, representations, warranties and agreements, and that if any of the acknowledgements, representations, warranties and agreements deemed to have been made by it by its participation in the Registered Exchange Offers or its acquisition of the Exchange Notes are no longer accurate, it will promptly notify us.

    The representations and warranties and agreements of a holder tendering Private Exchange Notes shall be deemed to be repeated and reconfirmed on and as of the Expiration Date and the date of the issuance of the Exchange Notes. For purposes of this prospectus, the 'beneficial owner' of any Private Exchange Notes shall mean any holder that exercises sole investment discretion with respect to such Private Exchange Notes.

ACCEPTANCE OF PRIVATE EXCHANGE NOTES FOR EXCHANGE; DELIVERY OF EXCHANGE NOTES

    Upon satisfaction or waiver of the conditions to the Registered Exchange Offers, we will accept, promptly, all Private Exchange Notes properly tendered and will issue the Exchange Notes. See ' -- Conditions.'

    Private Exchange Notes will be deemed to have been accepted as properly tendered for exchange when, as or if we give oral or written notice of acceptance to the Exchange Agent, with written confirmation of any oral notice to follow promptly.

    For each $1,000 principal amount of Private Exchange 2009 Notes tendered for exchange, the holder will receive $1,000 principal amount of 2009 Exchange Notes. For each $1,000 principal amount of Private Exchange 2010 Notes tendered for exchange, the holder will receive $1,000 principal amount of 2010 Exchange Notes. Interest on the Private Exchange Notes will accrue from the most recent interest payment date or if no interest has been paid, from January 30, 2004. Holders of Private Exchange Notes whose Private Exchange Notes are accepted for exchange will be deemed to have waived the right to receive any payment in respect of accrued and unpaid interest on the Private Exchange Notes accrued from the most recent interest payment date or if no interest has been paid, from January 30, 2004 to the date of the issuance of the Exchange Notes. The Exchange Notes will entitle holders to receive any interest payment that would have otherwise been payable with respect to the Private Exchange Notes. Consequently, holders who exchange their Private Exchange Notes for Exchange Notes will receive the same interest payment on August 1, 2004 in the case of the Private Exchange 2009 Notes and June 15, 2004 in the case of the Private Exchange 2010 Notes (the first interest payment dates with respect to the Private Exchange Notes and the Exchange Notes occurring after the closing of the Registered Exchange Offers) that they would have received had they not accepted the Registered Exchange Offer.

    In all cases, issuance of Exchange Notes for Private Exchange Notes that are accepted for exchange will be made only after timely receipt by the Exchange Agent of:

        (1) Certificates for such Private Exchange Notes or a timely Book-Entry Confirmation of such Private Exchange Notes into the Exchange Agent's account at the Book-Entry Transfer Facility;

        (2) a properly completed and duly executed letter of transmittal; and

        (3) all other required documents.

If any tendered Private Exchange Notes are not accepted for any reason set forth in the terms and conditions of the Registered Exchange Offers or if Private Exchange Notes are submitted for a greater principal amount than the holder desired to exchange, the unaccepted or non-exchanged Private Exchange Notes will be returned without expense to the tendering holder (or, in the case of Private Exchange Notes tendered by book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the book-entry procedures described below, the non-exchanged Private Exchange Notes will be credited to an account maintained with such Book-Entry Transfer Facility) as promptly as practicable after the expiration or termination of the Registered Exchange Offers.

BOOK-ENTRY TRANSFER

    The Exchange Agent will make a request to establish an account with respect to the Private Exchange Notes at the Book-Entry Transfer Facility for purposes of the Registered Exchange Offers within two business days after the date of this prospectus. Any financial institution that is a participant in the Book-Entry Transfer Facility's systems may make book-entry delivery of Private Exchange Notes by causing the Book-Entry Transfer Facility to transfer the Private Exchange Notes into the Exchange Agent's account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility's procedures for transfer. However, although delivery of Private Exchange Notes may be effected through book-entry transfer at the Book-Entry Transfer Facility, the letter of transmittal (or a facsimile thereof or an Agent's Message in lieu thereof), with any required signature guarantees and any other required documents, must still be transmitted to and received by the Exchange Agent at one of the addresses set forth below, under ' -- Exchange Agent' on or prior to the Expiration Date.

WITHDRAWAL RIGHTS

    To withdraw a tender of Private Exchange Notes, a written notice of withdrawal must be received by the Exchange Agent at its address set forth herein. Any such notice of withdrawal must:

          specify the name of the person having tendered the Private Exchange Notes to be withdrawn;

          include a statement that the withdrawing holder is withdrawing its election to have Private Exchange Notes exchanged, and identify the Private Exchange Notes to be withdrawn (including the certificate number or numbers and principal amount of such Private Exchange Notes); and

          where certificates for Private Exchange Notes have been transmitted, specify the name in which such Private Exchange Notes are registered, if different from that of the withdrawing holder.

    If certificates for Private Exchange Notes have been delivered or otherwise identified to the Exchange Agent, then, prior to the release of such Private Exchange Notes the withdrawing holder must also submit:

          the serial numbers of the particular Private Exchange Notes to be withdrawn; and

          signed notice of withdrawal with signatures guaranteed by an Eligible Institution unless such holder is an Eligible
          Institution.

    If Private Exchange Notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Private Exchange Notes and otherwise comply with the procedures of the facility.

    We will reasonably determine all questions as to the validity, form and eligibility (including time of receipt) for such withdrawal notices. Our reasonable determination shall be final and binding on all parties.

    Any Private Exchange Notes which have been tendered but which are not accepted for exchange for any reason will be returned to the holder without cost (or, in the case of Private Exchange Notes tendered by book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described above, such Private Exchange Notes will be credited to an account maintained with such Book-Entry Transfer Facility for the Private Exchange Notes) as soon as practicable after withdrawal, rejection of tender or termination of the Registered Exchange Offers. Properly withdrawn Private Exchange Notes may be retendered by following one of the procedures described above under ' -- Procedures for Tendering Private Exchange Notes' at any time prior to 5:00 p.m., New York City time, on the Expiration Date.

CONDITIONS

    The Registered Exchange Offers are not subject to any conditions, other than that the Registered Exchange Offers do not violate applicable law or any applicable interpretation of the staff of the Commission. We cannot assure you that any such condition will not occur. If such condition does not occur, we may terminate the Registered Exchange Offers. Holders of Private Exchange Notes will have certain rights against us under the Registration Rights Agreement should we fail to consummate the Registered Exchange Offer.

    If we determine that we may terminate the Registered Exchange Offers, we may:

          refuse to accept any Private Exchange Notes and return any Private Exchange Notes that have been tendered;

          extend the Registered Exchange Offers and retain all Private Exchange Notes tendered prior to the Expiration Date; or

          waive a termination event with respect to the Registered Exchange Offers and accept all properly tendered Private Exchange Notes. If such waiver constitutes a material change in the Registered Exchange Offers, we will disclose that change through a supplement to this prospectus that will be distributed to each registered holder of Private Exchange Notes that is an eligible offeree. In addition, we will extend the Registered Exchange Offers for a period of five to ten business days, depending upon the significance of the waiver and the manner of disclosure to the registered holders of the Private Exchange Notes, if the Registered Exchange Offers would otherwise expire during such period, and to the extent required by applicable law, we will permit all holders who have tendered prior to such date to withdraw their tenders.

EXCHANGE AGENT

    Wells Fargo Bank Northwest, National Association has been appointed as Exchange Agent for the Registered Exchange Offers. Letters of transmittal and all correspondence in connection with the Registered Exchange Offers should be sent or delivered by each holder of Private Exchange Notes or a beneficial owner's broker, dealer, commercial bank, trust company or other nominee to the Exchange Agent at the addresses set forth on the back cover of this prospectus and in the letter of transmittal. We will pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith.

FEES AND EXPENSES

    The expenses of soliciting tenders and waivers pursuant to the Registered Exchange Offers, as well as the fees and expenses of the legal advisors for the informal committee that represents certain holders of Private Exchange Notes, will be paid by us.

    Except as described above, we will not make any payments to brokers, dealers or other persons soliciting acceptances of the Registered Exchange Offers. We will pay, however, the reasonable and customary fees and out-of-pocket expenses of the Exchange Agent, the trustees of the Private Exchange Notes and the Exchange Notes, the Dealer Managers, the Information Agent, and legal, accounting, and related fees and expenses.

    Holders who tender their Private Exchange Notes for exchange will not be obligated to pay any transfer taxes resulting from the exchange of Private Exchange Notes pursuant to the Registered Exchange Offers. If, however, Exchange Notes or Private Exchange Notes are to be issued in the name of any person other than the registered holder of the Private Exchange Notes tendered for principal amounts not tendered or accepted for exchange or if tendered Private Exchange Notes are registered in the name of any person other than the person signing the letter of transmittal, or if a transfer tax is imposed for any reason other than the exchange of Private Exchange Notes pursuant to the Registered Exchange Offers, then the amount of any such transfer taxes imposed on the registered holder or any other persons will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

CONSEQUENCES OF EXCHANGING PRIVATE EXCHANGE NOTES

    Holders of Private Exchange Notes who do not exchange them for Exchange Notes in the Registered Exchange Offers will continue to be subject to the provisions in the Indenture regarding their transfer and exchange. Any Private Exchange Notes not exchanged will continue to accrue interest, but will not retain any rights under the Registration Rights Agreement and will bear the legend which sets forth the restrictions on transfer to which they are subject as a consequence of the issuance of the Private Exchange Notes pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws.

    In general, the Private Exchange Notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not currently anticipate that we will register Private Exchange Notes under the Securities Act.

    Based on interpretations by the staff of the Commission, as set forth in no-action letters issued to third parties, we believe that Exchange Notes issued in the Registered Exchange Offers in exchange for Private Exchange Notes may be offered for resale, resold or otherwise transferred by holders thereof (other than any such holder which is an 'affiliate' of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such Exchange Notes are acquired in the ordinary course of such holders' business and such holders have no arrangement with any person to participate in the distribution of such Exchange Notes.

    However, we do not intend to request the Commission to consider, and the Commission has not considered, the Registered Exchange Offers in the context of a no-action letter and there can be no assurance that the staff of the Commission would make a similar determination with respect to the Registered Exchange Offers as in such other circumstances. Each holder, other than a broker-dealer, must acknowledge that:

        (i) the Exchange Notes received by such holder will be acquired in the ordinary course of its business;

        (ii) at the time of the consummation of the Registered Exchange Offers such holder will have not engaged in, and does not intend to engage in, a distribution of Exchange Notes and has no arrangement or understanding to participate in a distribution of Exchange Notes; and

        (iii) such holder is not an affiliate of the Company within the meaning of Rule 405 of the Securities Act or if it is such an affiliate, that it will comply with the registration and prospectus delivery requirements of the Securities Act, to the extent applicable.

    If any holder is an affiliate of the Company, is engaged in or intends to engage in or has any arrangement or understanding with respect to the distribution of the Exchange Notes to be acquired pursuant to the Registered Exchange Offers, such holder:

        (i) could not rely on the applicable interpretations of the staff of the Commission; and

        (ii) must comply with the registration and prospectus delivery requirement of the Securities Act in connection with any resale transaction.

    Each broker-dealer that receives Exchange Notes for its own account in exchange for Private Exchange Notes must acknowledge that such Private Exchange Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities and that it will deliver a prospectus in connection with any resale of such Exchange Notes.

    The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an 'underwriter' within the meaning of the Securities Act.

                                 CAPITALIZATION

    The following table sets forth our actual consolidated capitalization derived from our unaudited consolidated financial statements at September 30, 2003, and as adjusted to reflect consummation of the Private Exchange Offers. This table does not take into consideration any fees associated with the aircraft operating lease restructuring.

                                                              AT SEPTEMBER 30,   AT SEPTEMBER 30,
                                                                    2003               2003
                                                                    ----               ----
                                                                                  (AS ADJUSTED)
                                                                    (DOLLARS IN THOUSANDS)
Cash(1).....................................................      $196,932           $171,098
                                                                  --------           --------
                                                                  --------           --------
Short-term Debt
    10.5% Senior Notes due 2004.............................       175,000             19,690
    Other short-term debt (current maturities of long-term
      debt).................................................        31,836             31,836
                                                                  --------           --------
                                                                   206,836             51,526
Long-term Debt
    ATSB term loan due 2008, net of unamortized discount
      of $4,052.............................................       135,948            135,948
    9.625% Senior Notes due 2005............................       125,000             20,005
    Senior Notes due 2009 offered hereby, net of unamortized
      discount of $15,532(2)................................       --                 147,532
    Senior Notes due 2010 offered hereby, net of unamortized
      discount of $10,500(2)................................       --                  99,733
    Special Facility Revenue Bonds -- Gate, due 2018........         5,674              5,674
    Special Facility Revenue Bonds -- Hangar, due 2020......         6,000              6,000
    Secured bank debt, due 2014.............................        13,440             13,440
    Secured bank debt, due 2005.............................         8,408              8,408
    Capital lease, due 2008.................................         1,204              1,204
    Capital lease, due 2005.................................            74                 74
    Other...................................................            27                 27
                                                                  --------           --------
                                                                   295,775            438,045
                                                                  --------           --------
        Total Redeemable Preferred Stock....................        54,220             50,000
                                                                  --------           --------
        Total Debt..........................................       556,831            539,571
        Total Convertible Redeemable Preferred Stock........        32,274             30,000
        Total shareholders' equity (deficit)(3).............       (83,762)           (90,062)
                                                                  --------           --------
            Total capitalization............................      $505,343           $479,509
                                                                  --------           --------
                                                                  --------           --------
---------
(1) Cash at September 30, 2003................................................        196,932
    Payment of cash consideration of 5%........................................       (13,040)
    Payment of dividends on Redeemable Preferred Stock.........................        (4,220)
    Payment of dividends on Convertible Redeemable Preferred Stock.............        (2,274)
    Payment of fees related to exchange offer..................................        (6,300)
                                                                                     --------
    Cash as adjusted at September 30, 2003.....................................      $171,098

(2) Unamortized discount on the Senior Notes due 2009 and the Senior Notes due 2010 relates to the increase in the face value of the Notes for holders who participated in the Private Exchange Offers. In accordance with FASB Statement of Financial Accounting Standards No. 15, Accounting by Debtors and Creditors for Troubled Debt Restructurings, ('FAS 15'), the discount will be amortized over the term of the Notes.

(3) The Company estimates the costs to complete the Private Exchange Offers to be approximately $6.3 million. These costs have been deducted from Total shareholders' equity (deficit) at September 30, 2003, as adjusted, as they will be expensed as incurred.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    In the table below, we provide you with selected historical consolidated financial data of ATA Holdings and its subsidiaries. We have prepared the selected financial data for the five fiscal years ended December 31, 2002 included in this table using the audited consolidated financial statements of ATA Holdings for such fiscal years, which have been audited by Ernst & Young LLP, independent auditors. We have prepared the selected financial data for the nine-month periods ended September 30, 2002 and September 30, 2003 included in this table using the unaudited consolidated financial statements of ATA Holdings for each of such periods, which, in the opinion of our management, include all adjustments necessary to present fairly the financial results for such periods. Interim results are not necessarily indicative of the results which may be expected for any other interim period or for a full year.

    When you read this selected historical financial data, it is important that you read it together with the historical financial statements and related notes included in this prospectus, and for the fiscal years 1998 and 1999 in our annual and quarterly reports filed with the Commission, as well as the section entitled 'Management's Discussion and Analysis of Financial Condition and Results of Operations.'

                                                                                                             NINE MONTHS ENDED
                                                             YEAR ENDED DECEMBER 31,                           SEPTEMBER 30,
                                           ------------------------------------------------------------   -----------------------
                                             1998        1999         2000         2001         2002         2002         2003
                                             ----        ----         ----         ----         ----         ----         ----
                                                        (DOLLARS IN THOUSANDS, EXCEPT RATIOS AND PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Operating revenues:
   Scheduled service.....................  $511,254   $  624,647   $  753,301   $  820,666   $  886,579   $  664,431   $  816,326
   Charter...............................   344,482      389,979      435,262      359,770      309,242      238,698      285,393
   Ground package........................    23,186       58,173       59,848       52,182       35,687       30,582       11,333
   Other.................................    40,447       49,567       43,142       42,866       45,862       32,689       36,402
                                           --------   ----------   ----------   ----------   ----------   ----------   ----------
      Total operating revenues...........   919,369    1,122,366    1,291,553    1,275,484    1,277,370      966,400    1,149,454
                                           --------   ----------   ----------   ----------   ----------   ----------   ----------
Operating expenses:
   Salaries, wages and benefits..........   211,304      252,595      297,012      325,153      355,201      264,782      293,348
   Fuel and oil..........................   137,401      170,916      274,820      251,333      206,574      151,350      208,388
   Aircraft rentals......................    53,128       58,653       72,145       98,988      190,148      135,731      168,420
   Handling, landing and navigation
    fees.................................    74,640       89,302       97,414       88,653      110,528       85,473       86,567
   Depreciation and amortization.........    78,665       96,038      125,041      121,327       76,727       60,258       43,084
   Aircraft maintenance, materials and
    repairs..............................    53,655       55,645       70,432       61,394       52,254       37,388       35,064
   Passenger service.....................    34,031       39,231       45,571       43,856       38,345       29,677       31,226
   Aircraft impairments and
    retirements..........................     --          --           --          118,868       66,787       51,559       --
   Goodwill impairment...................     --          --           --           --            6,893       --           --
   Special charges.......................     --          --           --           21,525       --           --           --
   U.S. government grant.................     --          --           --          (66,318)      16,221       15,210      (37,156)
Other....................................   201,172      269,959      306,548      302,575      317,729      243,851      233,582
                                           --------   ----------   ----------   ----------   ----------   ----------   ----------
      Total operating expenses...........   843,996    1,032,339    1,288,983    1,367,354    1,437,407    1,075,279    1,062,523
                                           --------   ----------   ----------   ----------   ----------   ----------   ----------
Operating income (loss)..................    75,373       90,027        2,570      (91,870)    (160,037)    (108,879)      86,931
                                           --------   ----------   ----------   ----------   ----------   ----------   ----------
Other income (expense):
   Interest income.......................     4,433        5,375        8,389        5,331        2,829        2,138        2,185
   Interest (expense)....................   (12,808)     (20,966)     (31,452)     (30,082)     (35,746)     (25,979)     (39,986)
   Other.................................       212        3,361          562          554       (1,260)        (988)      (1,773)
                                           --------   ----------   ----------   ----------   ----------   ----------   ----------
   Other income (expense)................    (8,163)     (12,230)     (22,501)     (24,197)     (34,177)     (24,829)     (39,574)
                                           --------   ----------   ----------   ----------   ----------   ----------   ----------
Income (loss) before income taxes........    67,210       77,797      (19,931)    (116,067)    (194,214)    (133,708)      47,357
Income taxes (credits)...................    27,129       30,455       (4,607)     (39,750)     (24,950)     (19,569)       7,311
                                           --------   ----------   ----------   ----------   ----------   ----------   ----------
   Net income (loss).....................  $ 40,081   $   47,342   $  (15,324)  $  (76,317)  $ (169,264)  $ (114,139)  $   40,046
                                           --------   ----------   ----------   ----------   ----------   ----------   ----------
                                           --------   ----------   ----------   ----------   ----------   ----------   ----------
Preferred stock dividends................  $  --      $   --       $     (375)  $   (5,568)  $   (5,720)  $   (3,235)  $   (4,009)
                                           --------   ----------   ----------   ----------   ----------   ----------   ----------
                                           --------   ----------   ----------   ----------   ----------   ----------   ----------
   Income (loss) available to common
    shareholders.........................  $ 40,081   $   47,342   $  (15,699)  $  (81,885)  $ (174,984)  $ (117,374)  $   36,037
                                           --------   ----------   ----------   ----------   ----------   ----------   ----------
                                           --------   ----------   ----------   ----------   ----------   ----------   ----------
Net income (loss) per share -- basic.....  $   3.41   $     3.86   $    (1.31)  $    (7.14)  $   (14.94)  $   (10.04)  $     3.06
Net income (loss) per share -- diluted...  $   3.07   $     3.51   $    (1.31)  $    (7.14)  $   (14.94)  $   (10.04)  $     2.47

                                                                                                   (table continued on next page)

(table continued from previous page)

                                                                                                             NINE MONTHS ENDED
                                                             YEAR ENDED DECEMBER 31,                           SEPTEMBER 30,
                                           ------------------------------------------------------------   -----------------------
                                             1998        1999         2000         2001         2002         2002         2003
                                             ----        ----         ----         ----         ----         ----         ----
                                                        (DOLLARS IN THOUSANDS, EXCEPT RATIOS AND PER SHARE AMOUNTS)
BALANCE SHEET DATA (AT END OF PERIOD):
   Cash..................................  $172,936   $  120,164   $  129,137   $  184,439    $ 200,160   $  113,058   $  196,932
   Working capital (deficiency)..........    59,184      (10,106)      25,564       82,711       91,872      (28,726)    (130,211)
   Property and equipment, net...........   329,332      511,832      522,119      314,943      265,627      293,931      259,816
   Total assets..........................   594,549      815,281    1,032,430    1,002,962      848,136      814,478      904,341
   Short-term debt (including current
    maturities)..........................     1,476        2,079       96,740      124,059       22,575       80,768      206,836
   Long-term debt........................   245,195      345,792      361,209      373,533      486,853      334,727      295,775
   Total debt............................   246,671      347,871      457,949      497,592      509,428      415,495      502,611
   Shareholders' equity (deficit)(1).....   102,751      151,376      124,654       44,132     (120,009)     (69,949)     (83,762)

OTHER FINANCIAL DATA:
   Ratio of earnings to fixed
    charges(2)...........................      3.03         2.65       --           --           --           --             1.45
   Deficiency of earnings available to
    cover fixed charges(2)...............     --          --           23,138      130,353      200,657      139,381       --
   EBITDAR(3)............................  $211,811   $  253,454   $  208,707   $  134,330   $  108,407   $   88,260   $  298,847
   EBITDA(3).............................   158,683      194,801      136,562       35,342      (81,741)     (47,471)     130,427
      Ratio of EBITDAR to fixed charges..      6.60         5.67         3.52         1.73         1.09         1.21         2.92
      Ratio of EBITDA to fixed charges...      4.94         4.36         2.30         0.45        (0.82)       (0.65)        1.27
      Ratio of total debt to EBITDA......      1.55         1.79         3.35        14.08        (6.23)       (8.75)        3.85

---------

(1) No common stock dividends were paid in any of the periods presented.

(2) The 'ratio of earnings to fixed charges' represents earnings divided by fixed charges, as defined in the following paragraph. The 'deficiency' represents the amount of fixed charges in excess of earnings.

    For purposes of these computations, earnings consist of income (loss) before income taxes, plus fixed charges, adjusted to exclude the amount of any interest capitalized during the period. Fixed charges include the total of:
    (i) interest, whether expensed or capitalized; (ii) amortization of debt expense relating to any indebtedness, whether expensed or capitalized; and
    (iii) one-fourth of rental expense as can be demonstrated to be representative of the interest factor from 1998-2002 and one-third of rental expense as can be demonstrated to be representative of the interest factor for 2003.

(3) EBITDA, a measure used by management to measure operating performance, is defined as net income (loss), plus interest expense (net of capitalized interest), income tax expense, depreciation and amortization. We further adjust EBITDA by adding aircraft rental expense to arrive at EBITDAR. We believe that this adjustment from EBITDA to EBITDAR is appropriate to provide additional information to investors about our financial performance since aircraft rental expense is an important component of our financial model and also allows comparison between us and other companies in the industry based on an industry-standard financial measure. Furthermore, many of our debt instruments and other agreements contain covenants that are based on financial measures comparable to EBITDAR. This adjustment to EBITDA may not be in accordance with current Commission practice or with regulations adopted by the Commission that apply to registration statements filed under the Securities Act and periodic reports filed under the Exchange Act. Accordingly, the Commission may require us to present EBITDAR differently in filings made with the Commission than as presented in this prospectus, or it may prohibit us from presenting EBITDAR entirely.

    EBITDA and EBITDAR are not recognized terms under GAAP and do not purport to be alternatives to operating income, net income or cash flows from operating activities as determined in accordance with GAAP as a measure of profitability or liquidity. Because not all companies use identical calculations, these presentations of EBITDA and EBITDAR may not be comparable to other similarly titled measures of other companies. Additionally, EBITDA and EBITDAR are not intended to be measures of free cash flow for management's

                                              (footnotes continued on next page)

(footnotes continued from previous page)

    discretionary use, as they do not consider certain cash requirements such as interest payments, operating lease payments, tax payments and debt service requirements.

    EBITDA and EBITDAR are calculated as follows (unaudited):

                                                                                                    NINE MONTHS ENDED
                                                          YEAR ENDED DECEMBER 31,                     SEPTEMBER 30,
                                           -----------------------------------------------------   --------------------
                                             1998       1999       2000       2001       2002        2002        2003
                                             ----       ----       ----       ----       ----        ----        ----
                                                                      (DOLLARS IN THOUSANDS)
Net income (loss)........................  $ 40,081   $ 47,342   $(15,324)  $(76,317)  $(169,264)  $(114,139)  $ 40,046
Income tax expense (credit)..............    27,129     30,455     (4,607)   (39,750)    (24,950)    (19,569)     7,311
Interest expense (net of capitalized
 interest)...............................    12,808     20,966     31,452     30,082      35,746      25,979     39,986
Depreciation and amortization............    78,665     96,038    125,041    121,327      76,727      60,258     43,084
                                           --------   --------   --------   --------   ---------   ---------   --------
   EBITDA................................   158,683    194,801    136,562     35,342     (81,741)    (47,471)   130,427
Aircraft rentals.........................    53,128     58,653     72,145     98,988     190,148     135,731    168,420
                                           --------   --------   --------   --------   ---------   ---------   --------
   EBITDAR...............................  $211,811   $253,454   $208,707   $134,330   $ 108,407   $  88,260   $298,847
                                           --------   --------   --------   --------   ---------   ---------   --------
                                           --------   --------   --------   --------   ---------   ---------   --------

(4) The following summarized financial data (unaudited) in this table has been derived from the financial statements of ATA for each of the respective periods presented. ATA is the principal subsidiary of ATA Holdings. The following financial data excludes the other subsidiaries of ATA Holdings (Ambassadair Travel Club, Inc., ATA Leisure Corp., Amber Travel Inc., American Trans Air ExecuJet, Inc., ATA Cargo, Inc., ATA Training Academy Inc. and Chicago Express) as ATA is the principal operating subsidiary of ATA Holdings. ATA Holdings allocates certain expenses, such as income taxes, to the various subsidiaries as if they were operating on a stand-alone basis.

                                                                                                     NINE MONTHS ENDED
                                                      YEAR ENDED DECEMBER 31,                          SEPTEMBER 30,
                                   -------------------------------------------------------------   ----------------------
                                     1998         1999         2000         2001         2002        2002         2003
                                     ----         ----         ----         ----         ----        ----         ----
                                                                   (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:(4)
   Operating revenues:...........  $ 877,187   $1,008,855   $1,180,962   $1,153,672   $1,153,845   $ 874,362   $1,065,305
   Depreciation and
    amortization.................     78,595       93,820      120,262      117,813       74,546      58,595       41,304
   Operating income (loss).......     80,920       97,558       18,680      (91,454)    (160,838)   (111,616)      76,160
   Interest expense, net.........    (12,808)     (20,969)     (31,474)     (30,094)     (35,728)    (25,979)     (39,894)
   Income (loss) before income
    taxes........................     72,528       84,989       (4,359)    (115,875)    (195,238)   (136,621)      36,545
   Net income (loss).............     43,329       51,951       (5,579)     (76,198)    (169,436)   (117,052)      29,234

BALANCE SHEET DATA (AT END OF
 PERIOD):
   Working capital
    (deficiency).................  $  10,768   $  (32,049)  $  (54,102)  $   11,703   $    6,815  $ (108,930)  $ (225,790)
   Property and equipment, net...    328,661      508,210      650,185      299,255      253,992     283,471      248,544
   Total assets..................    593,489      823,090    1,050,579    1,140,988      813,226     773,869      874,577
   Short-term debt (including
    current maturities)..........      1,476        2,079       96,740      124,059       22,575      80,768      206,836
   Long-term debt................    245,195      345,792      361,209      373,533      486,853     334,727      295,775
   Total debt....................    246,671      347,871      457,949      497,592      509,428     415,495      502,611
   Shareholder's equity(5).......     50,091      102,039       96,461       20,263     (145,903)    (98,020)    (116,669)

CASH FLOW DATA:
   Net cash provided by (used in)
    operating activities.........  $ 162,059   $  135,972   $  168,579   $  131,339   $  (62,940)  $  (1,104)  $  116,266
   Net cash provided by (used in)
    investing activities.........   (141,955)    (299,739)    (277,898)    (122,648)      86,458      11,492      (97,812)
   Net cash provided by (used in)
    financing activities.........     55,115      105,202      120,735       44,771       (8,131)    (81,984)     (18,661)

(5) No dividends were paid in any of the periods presented.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

STATE OF THE AIRLINE INDUSTRY AND ITS EFFECT ON THE COMPANY

    The terrorist attacks of September 11, 2001 and generally weak economic conditions of the past several years that are only recently abating, have adversely affected the Company and the airline industry. The industry as a whole, and the Company, suffered very significant financial losses in 2001 and 2002. During 2002, two major air carriers, US Airways Group, Inc. and UAL Corporation, filed for reorganization under Chapter 11 of the United States Bankruptcy Code. (US Airways Group, Inc. emerged from bankruptcy protection on March 31, 2003.) Historically, air carriers involved in reorganizations have substantially reduced their fares, which could reduce airline yields further from current levels. Certain air carriers are seeking to recover from financial losses, at least partially, by reducing their seat capacity. As this is accomplished by eliminating aircraft from operating fleets, the fair value of aircraft may be adversely affected. The Company has recorded substantial charges to earnings resulting from fleet retirements and impairments over the past two fiscal years. However, during this period the Company has substantially replaced its fleet of aging aircraft with new fuel-efficient Boeing aircraft. The industry and the Company have also been adversely impacted by substantially higher insurance costs, and higher fuel and passenger security costs.

    The Company has benefited from some of the U.S. Government's initiatives for assisting the airline industry. Most significant to the Company was the Stabilization Act passed in 2001, which provided for, among other things, up to $5.0 billion in compensation to U.S. airlines and air cargo carriers for direct and incremental losses resulting from the September 11, 2001 terrorist attacks and the availability of up to $10.0 billion in U.S. Government guarantees of certain loans made to air carriers, which are administered by the newly-established ATSB. The Company received $50.1 million in U.S. Government grant compensation. The Company also obtained a $168.0 million secured term loan, of which $148.5 million is guaranteed by the ATSB.

    On April 16, 2003, President Bush signed into law the Emergency Wartime Supplemental Appropriations Act (the 'Supplemental Act'). The Supplemental Act makes available $2.3 billion in reimbursement to U.S. air carriers for expenses incurred and revenue foregone related to enhanced aviation security subsequent to September 11, 2001. Under the Supplemental Act, we received $37.2 million in cash reimbursements on May 15, 2003. In addition, the Supplemental Act temporarily suspended the payment of the aviation security infrastructure fee by us from June 1, 2003 to September 30, 2003, which saved us approximately $1.4 million over that period. The Supplemental Act also suspended the collection and payment of the September 11 security fee for tickets sold between June 1, 2003 and September 30, 2003.

OVERVIEW

    The Company is a leading provider of scheduled airline services to leisure and other value-oriented travelers, and a leading provider of charter services to the U.S. military. The Company, through its principal subsidiary, ATA, has been operating for 30 years and is the tenth largest U.S. airline in terms of 2002 capacity and traffic. ATA provides jet scheduled service through nonstop and connecting flights from the gateways of Chicago-Midway and Indianapolis to popular vacation destinations such as Hawaii, Phoenix, Las Vegas, Florida, California, Mexico and the Caribbean, as well as to New York's LaGuardia Airport, Philadelphia, Denver, Dallas-Ft. Worth, Washington, D.C., Boston, Seattle, Minneapolis-St. Paul, Newark, Charlotte and Pittsburgh. The Company's commuter subsidiary Chicago Express Airlines, Inc. ('Chicago Express') provides commuter scheduled service between Chicago-Midway and the cities of Indianapolis, Cedar Rapids, Dayton, Des Moines, Flint, Grand Rapids, Lexington, Madison, Milwaukee, Moline, South Bend, Springfield and Toledo. ATA also provides charter service to independent tour operators, specialty charter customers and the U.S. military.

    In the nine months ended September 30, 2003, the Company recorded operating income of $86.9 million, as compared to an operating loss of $108.9 million in the same period of 2002. In the nine months ended September 30, 2003, the Company had a net income of $40.0 million, as compared to a net loss of $114.1 million in the same period of 2002. The net income recorded in the first nine months of 2003 includes $37.2 million received under the Supplemental Act, which was recorded as a reduction in operating expenses.

    Consolidated revenue per available seat mile ('RASM') decreased to 7.25 cents in the nine months ended September 30, 2003, as compared to 7.41 cents in the comparable period of 2002. This decrease was mainly due to the Company's aggressive capacity growth between the nine-month periods ended September 30, 2003 and 2002 due to a weak scheduled service pricing environment in the first nine months of 2003, which was impacted by the war in the Middle East and continuation of certain recessionary economic conditions, particularly during the first quarter of 2003. In addition, the Company's scheduled service unit revenues were adversely affected by the Company's aggressive capacity growth between the nine month periods ended September 30, 2003 and 2002 due to the addition of new Boeing 737-800 and Boeing 757-300 aircraft to the Company's fleet. The Company was able to utilize some of the increased capacity in its military charter service in order to meet the increased flying requirements of the Civil Reserve Air Fleet ('CRAF') activation in February 2003, which supported Operation Iraqi Freedom. In the first nine months of 2003, the Company's military charter revenue increased 75.9%, as compared to the first nine months of 2002. The CRAF program ended on June 18, 2003, and the Company expects its military/government charter revenues to be approximately 20% higher than 2002 levels for the fourth quarter of 2003.

    The Company's unit costs remained among the lowest of major airlines in the first nine months of 2003. Consolidated cost per available seat mile ('CASM') decreased to 6.70 cents in the nine months ended September 30, 2003, as compared to 8.24 cents in the comparable period of 2002. This 2003 CASM amount reflects the impact of the receipt of $37.2 million, or 0.23 cents in the nine months ended September 30, 2003, in U.S. Government funds from the Supplemental Act in the second quarter of 2003, which was recorded as a reduction to operating expenses. The 2002 CASM amount reflects the impact of $15.2 million, or 0.12 cents in the nine months ended September 30, 2002, charged to U.S. Government funds, as a reserve in connection with the potential reversal of anticipated U.S. government reimbursements and $51.6 million of aircraft impairments and retirements charges in the nine months ended September 30, 2002. These CASM declines were mainly due to the Company's continuing efforts to further reduce operating expenses; the benefits from increased aircraft and crew utilization; and the cost savings realized from the addition of its new fleets comprised of Boeing 737-800 and Boeing 757-300 aircraft. These CASM declines were achieved despite a 17.4% increase in the average cost per gallon of jet fuel consumed in the first nine months of 2003, as compared to the same period of 2002. The increase cost the Company an incremental $33.2 million in the first nine months of 2003, net of a $7.0 million increase in fuel escalation revenues.

    The Company recorded an operating loss of $160.0 million, and a loss available to common shareholders of $175.0 million, for the year ended
December 31, 2002. Results of operations in 2002 were significantly impacted by non-cash aircraft and goodwill impairment charges, and an adjustment to reduce a receivable for U.S. Government grant compensation; such charges totaled $89.9 million.

    Consolidated revenues were approximately unchanged in 2002 from 2001, although consolidated available seat miles ('ASMs') increased 8.7% between years, resulting in a decline in RASM. This reflected a very weak pricing environment experienced by the Company and the entire airline industry in 2002. Declining unit revenues were a result of excess industry capacity in the scheduled service business, which began as a direct result of the terrorist attacks of September 11, 2001, but continued with the weakened economy. The Company also believes that consumer confidence continued to be affected by both the unsettled economic climate in the United States, and by conflict in the Middle East and other geopolitical uncertainties, including the threat of additional terrorist activities. The Company expects continued weakness in unit revenue throughout 2003.

    The Company's unit costs remained among the lowest of the major airlines in 2002. The Company is continuing its efforts to further reduce operating costs and expects to continue to realize additional cost savings from the ongoing deliveries of its new fleet of Boeing 737-800 and Boeing 757-300 aircraft. The Company also expects, however, that fuel costs will remain very high as compared to long-term average energy prices, and that these prices will adversely affect the Company's results of operations in 2003. Since January 1, 2003, airplane fuel prices have ranged between approximately $0.90 and $1.18 per gallon. As of September 30, 2003, fuel prices were approximately $0.97 per gallon. The Company does not hedge its airplane fuel costs. As of December 31, 2002, a 10% increase in the price per gallon of airplane fuel would cost the Company $19.4 million per year based on expected 2003 usage. As of September 30, 2003, based on a hypothetical 10% increase in the cost per gallon of fuel from the cost per gallon on such date, that risk was $5.4 million for the remainder of 2003. Additionally, we estimate that based on 2004 projected usage, a 10% increase in fuel cost over the September 30, 2003 price per gallon of fuel would result in an increase in our fuel expenses by approximately $24.0 million for the 2004 fiscal year. Due to the lack of available credit, the Company does not have in place any fuel price hedge contracts for expected 2003 consumption of jet fuel.

    For the 2003 fiscal year, the Company currently expects that it may earn an operating profit. However, significant uncertainties continue to exist with respect to unit revenues and fuel prices, both of which may be adversely affected by geopolitical and economic events, including the uncertain outcome of two major airline bankruptcies filed in 2002 and the continuation of the conflict in the Middle East. Therefore, the Company can provide no assurance that it will earn an operating profit in 2003.

CRITICAL ACCOUNTING POLICIES

    'Management's Discussion and Analysis of Financial Condition and Results of Operations' discusses the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States ('GAAP'). The preparation of these financial statements requires management to make judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosures of contingent assets and liabilities. Certain significant accounting policies applied in the preparation of the financial statements require management to make difficult, subjective or complex judgments, and are considered critical accounting policies by the Company. The Company has identified the following areas as critical accounting policies.

    Revenue Recognition. Passenger ticket sales are initially recorded as a component of air traffic liability. Revenue derived from ticket sales is recognized at the time service is provided. Tickets that are sold but not flown on the scheduled travel date can be exchanged and reused for another flight, up to a year from the date of sale, or can be refunded if the ticket is sold under a refundable tariff. A small percentage of tickets (or partially-used tickets) expire unused. The majority of the Company's tickets sold are nonrefundable in cash, which is the primary source of forfeited tickets. The Company records estimates of earned revenue in the period tickets are originally sold, for a percentage of those sales which are expected to expire unused over the period of ticket validity. These estimates are based upon our historical experience over many years, with particular emphasis given to expiration experience in more recent years. The Company has consistently applied this accounting method to estimate revenue from future unused and expired tickets.

    Revenue accruals for expired and unused tickets are routinely compared to actual expired and unused ticket experience to validate the accuracy of the Company's estimates with respect to forfeited tickets, and accrual adjustments resulting from these comparisons have not been material to the Company's results of operations. If, however, customer behavior changes from historical patterns in the manner in which tickets are purchased and used, it is possible that the Company's revenue accruals for unused and expired tickets may require material future adjustments in order to account for those changes in customer behavior.

    Impairments of Long-Lived Assets. Effective January 1, 2002, the Company adopted FAS 144, which superseded FAS 121. The Company continues to account for aircraft and related assets that were impaired prior to January 1, 2002 and classified as held for sale under the provisions of FAS 121, which is required by FAS 144. Both FAS 144 and FAS 121 require that whenever events and circumstances indicate that the Company may not be able to recover the net book value of its productive assets, that the undiscounted estimated future cash flows must be compared to the net book value of these productive assets to determine if impairment is indicated. FAS 144 and FAS 121 require that assets deemed impaired be written down to their estimated fair value through a charge to earnings. FAS 144 and FAS 121 state that fair values may be estimated using discounted cash flow analysis or quoted market prices, together with other available information.

    The Company had been performing impairment reviews in accordance with FAS 121 on the Lockheed L-1011-50 and 100 and the Boeing 727-200 fleets since the end of 2000, and both fleets initially became impaired under FAS 121 subsequent to the terrorist attacks of September 11, 2001. The Company primarily used discounted cash flow analysis to estimate the fair value of the Lockheed L-1011-50 and 100 fleet, and used quoted market prices to estimate the fair value of the Boeing 727-200 fleet.

    In 2002, the Company decided to retire one of its five Lockheed L-1011-500 aircraft earlier than originally planned to avoid a significant investment of cash to perform major scheduled maintenance on the airframe and engines. This event caused the Company to consider whether the remaining four aircraft and related assets in this fleet were impaired. The Company performed an impairment analysis on the Lockheed L-1011-500 fleet and related assets in accordance with FAS 144, and determined that this fleet was not impaired. The Company primarily used discounted cash flow analysis to estimate the fair value of the Lockheed L-1011-500 fleet.

    The application of FAS 144 and FAS 121 required the exercise of significant judgment and the preparation of numerous significant estimates. Although the Company believes that its estimates, with regards to future cash flows, were reasonable and based upon all available information, they required substantial judgments and were based upon material assumptions about future events. Such estimates were significant in determining the amount of the impairment charge to be recorded, which could have been materially different under different sets of assumptions and estimates.

    Goodwill Accounting. In June 2001, the Financial Accounting Standards Board ('FASB') issued Statement of Financial Accounting Standards No. 142
('FAS 142'), Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001, under which goodwill and intangible assets deemed to have indefinite lives will no longer be amortized, but will be subject to annual impairment reviews. A FAS 142 impairment review involves a two-step process. Step one compares the fair value of a reporting unit (determined through market quotes or the present value of estimated future cash flows) with its carrying amount (assets less liabilities, including goodwill). If the estimated fair value exceeds the carrying amount, goodwill of the reporting unit is considered not impaired, and step two of the impairment test is not necessary. If the carrying amount of a reporting unit exceeds its estimated fair value, the second step of the goodwill impairment test is then performed, which compares the implied fair value of the reporting unit's goodwill (determined in accordance with purchase accounting), with the carrying amount of the reporting unit's goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to that excess. If an impairment loss is recognized, the adjusted carrying amount of the goodwill becomes the new accounting basis for future impairment tests.

    FAS 142 required companies to complete by June 30, 2002, a transitional goodwill impairment review as of the date of adoption of the statement, which was January 1, 2002. The Company's recorded goodwill as of January 1, 2002 was related to its ATA Leisure Corp. ('ATALC'), ATA Cargo and Chicago Express subsidiaries acquired in 1999. During the transitional impairment review, the Company identified ATALC, ATA Cargo and Chicago Express as the reporting units as defined by FAS 142. The fair values of all of the Company's reporting units were estimated using discounted future cash flows, since market quotes were not readily available. In all transitional reviews, the estimated fair value was higher than the carrying amount of each reporting unit, and thus no impairment was indicated.

    In addition to the transitional goodwill impairment review, FAS 142 required companies to perform the first of their annual goodwill impairment reviews during 2002. The Company performed its first annual impairment test in the fourth quarter of 2002. By this time, the Company had outsourced the management of two of its ATALC brands to the Mark Travel Corporation ('MTC'). The Company continued in 2002 to manage the other ATALC brands, including the Key Tours Canadian Rail programs, Key Tours Las Vegas ground operations, and the Kodiak Call Center (collectively 'KTI brands'). For a further discussion, see Note 13 to the consolidated financial statements included in this prospectus. Based upon guidance provided in FAS 142, the Company determined that the reporting unit previously identified as ATALC during the transition test, was more appropriately defined as two reporting units, after giving effect to the operational changes resulting from the outsourcing agreement completed in the middle of 2002. In its first annual goodwill impairment review, the Company determined that the goodwill related to Chicago Express, ATA Cargo and the MTC brands was unimpaired. However, the estimated fair value of the KTI brands was determined to be lower than the carrying amount, and an impairment loss of $6.9 million was therefore recorded in the fourth quarter of 2002.

    All of the Company's fair value estimates involved highly subjective judgments on the part of management, including the amounts of cash flows to be received, their estimated duration, and perceived risk as reflected in selected discount rates. In some cases, cash flows were estimated without the benefit of historical data, although historical data was used where available. Although the Company believes its estimates and judgments to be reasonable, different assumptions and judgments might have resulted in additional impairment charges.

RESULTS OF OPERATIONS IN CENTS PER ASM

    The following table sets forth, for the periods indicated, operating revenues and expenses expressed as cents per available seat mile.

                                                                                 CENTS PER ASM
                                                CENTS PER ASM                  NINE MONTHS ENDED
                                           YEAR ENDED DECEMBER 31,               SEPTEMBER 30,
                                     ------------------------------------   -----------------------
                                        2002         2001         2000         2003         2002
                                        ----         ----         ----         ----         ----
Consolidated operating revenues....        7.26         7.88         7.88         7.25         7.41
Consolidated operating expenses:
    Salaries, wages and benefits...        2.02         2.01         1.81         1.85         2.03
    Fuel and oil...................        1.17         1.55         1.68         1.31         1.16
    Aircraft rentals...............        1.08         0.61         0.44         1.06         1.04
    Handling, landing and
      navigation fees..............        0.63         0.55         0.59         0.55         0.65
    Depreciation and
      amortization.................        0.44         0.75         0.76         0.27         0.46
    Crew and other employee
      travel.......................        0.31         0.37         0.40         0.30         0.32
    Aircraft maintenance, materials
      and repairs..................        0.30         0.38         0.43         0.22         0.29
    Other selling expenses.........        0.25         0.26         0.22         0.24         0.26
    Advertising....................        0.23         0.16         0.13         0.18         0.23
    Passenger service..............        0.22         0.27         0.28         0.20         0.23
    Insurance......................        0.19         0.07         0.05         0.13         0.18
    Ground package cost............        0.16         0.26         0.31         0.06         0.18
    Commissions....................        0.13         0.21         0.24         0.10         0.14
    Facilities and other rentals...        0.13         0.13         0.10         0.11         0.13
    Special Charges................      --             0.14       --           --           --
    Aircraft impairments and
      retirements..................        0.38         0.73       --           --             0.40
    Goodwill impairment............        0.04       --           --           --           --
    U.S. Government funds..........        0.09        (0.41)      --            (0.23)        0.12
    Other..........................        0.40         0.41         0.42         0.35         0.42
                                     ----------   ----------   ----------   ----------   ----------
Total consolidated operating
  expenses.........................        8.17         8.45         7.86         6.70         8.24
                                     ----------   ----------   ----------   ----------   ----------
Consolidated operating income
  (loss)...........................       (0.91)       (0.57)        0.02         0.55        (0.83)
                                     ----------   ----------   ----------   ----------   ----------
                                     ----------   ----------   ----------   ----------   ----------
ASMs (in thousands)................  17,599,968   16,187,687   16,390,101   15,848,748   13,050,595

NINE MONTHS ENDED SEPTEMBER 30, 2003 VERSUS NINE MONTHS ENDED SEPTEMBER 30, 2002

CONSOLIDATED FLIGHT OPERATIONS AND FINANCIAL DATA

    The following table sets forth, for the periods indicated, certain key operating and financial data for the Company's consolidated flight operations. Data shown for 'Jet' operations include the consolidated operations of Lockheed L-1011, Boeing 727-200, Boeing 737-800, Boeing 757-200, and Boeing 757-300
aircraft in all of the Company's business units. Data shown for 'SAAB' operations include the operations of SAAB 340B propeller aircraft by Chicago Express as the ATA Connection.

                                                         NINE MONTHS ENDED SEPTEMBER 30,
                                               ----------------------------------------------------
                                                  2003         2002      INC (DEC)     % INC (DEC)
                                                  ----         ----      ---------     -----------
Departures Jet...............................      58,919       49,305        9,614       19.50
Departures SAAB..............................      38,742       28,982        9,760       33.68
                                               ----------   ----------   ----------      ------
    Total Departures.........................      97,661       78,287       19,374       24.75
                                               ----------   ----------   ----------      ------

                                                                     (table continued on next page)

(table continued from previous page)

                                                         NINE MONTHS ENDED SEPTEMBER 30,
                                               ----------------------------------------------------
                                                  2003         2002      INC (DEC)     % INC (DEC)
                                                  ----         ----      ---------     -----------
Block Hours Jet..............................     183,211      146,085       37,126       25.41
Block Hours SAAB.............................      38,009       27,182       10,827       39.83
                                               ----------   ----------   ----------      ------
    Total Block Hours........................     221,220      173,267       47,953       27.68
                                               ----------   ----------   ----------      ------
RPMs Jet (000s)..............................  10,767,586    9,290,163    1,477,423       15.90
RPMs SAAB (000s).............................     144,572      106,071       38,501       36.30
                                               ----------   ----------   ----------      ------
    Total RPMs (000s)(a).....................  10,912,158    9,396,234    1,515,924       16.13
                                               ----------   ----------   ----------      ------
ASMs Jet (000s)..............................  15,617,627   12,891,505    2,726,122       21.15
ASMs SAAB (000s).............................     231,121      159,090       72,031       45.28
                                               ----------   ----------   ----------      ------
    Total ASMs (000s)(b).....................  15,848,748   13,050,595    2,798,153       21.44
                                               ----------   ----------   ----------      ------
Load Factor Jet (%)..........................       68.95        72.06        (3.11)      (4.32)
Load Factor SAAB (%).........................       62.55        66.67        (4.12)      (6.18)
                                               ----------   ----------   ----------      ------
    Total Load Factor (%)(c).................       68.85        72.00        (3.15)      (4.38)
                                               ----------   ----------   ----------      ------
Passengers Enplaned Jet......................   7,667,498    6,939,844      727,654       10.49
Passengers Enplaned SAAB.....................     821,940      646,904      175,036       27.06
                                               ----------   ----------   ----------      ------
    Total Passengers Enplaned(d).............   8,489,438    7,586,748      902,690       11.90
                                               ----------   ----------   ----------      ------
Revenue $ (000s).............................   1,149,454      966,400      183,054       18.94
RASM in cents(e).............................        7.25         7.41        (0.16)      (2.16)
CASM in cents(f).............................        6.70         8.24        (1.54)     (18.69)
Yield in cents(g)............................       10.53        10.28         0.25        2.43

---------

(a) Revenue passenger miles (RPMs) represent the number of seats occupied by revenue passengers multiplied by the number of miles those seats are flown. RPMs are an industry measure of the total seat capacity actually sold by the Company.

(b) Available seat miles (ASMs) represent the number of seats available for sale to revenue passengers multiplied by the number of miles those seats are flown. ASMs are an industry measure of the total seat capacity offered for sale by the Company, whether sold or not.

(c) Passenger load factor is the percentage derived by dividing RPMs by ASMs. Passenger load factor is relevant to the evaluation of scheduled service because incremental passengers normally provide incremental revenue and profitability when seats are sold individually. In the case of commercial charter and military/government charter, load factor is less relevant because the right to use an entire aircraft is sold by the Company instead of individual seats. Since both costs and revenues are largely fixed for these types of charter flights, changes in load factor have less impact on business unit profitability. Consolidated load factors and scheduled service load factors for the Company are shown in the appropriate tables for industry comparability, but load factors for individual charter businesses are omitted from applicable tables.

(d) Passengers enplaned are the number of revenue passengers who occupied seats on the Company's flights. This measure is also referred to as 'passengers boarded.'

(e) Revenue per ASM (expressed in cents) is total operating revenue divided by total ASMs. This measure is also referred to 'RASM.' RASM measures the Company's unit revenue using total available seat capacity. In the case of scheduled service, RASM is a measure of the combined impact of load factor and yield (see (g) below for the definition of yield).

(f) Cost per ASM (expressed in cents) is total operating expense divided by total ASMs. This measure is also referred to as 'CASM.' CASM measures the Company's unit cost using total available seat capacity.

                                              (footnotes continued on next page)

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(footnotes continued from previous page)

(g) Revenue per RPM (expressed in cents) is total operating revenue divided by total RPMs. This measure is also referred to as 'yield.' Yield is relevant to the evaluation of scheduled service because yield is a measure of the average price paid by customers purchasing individual seats. Yield is less relevant to the commercial charter and military/government charter business because the right to use an entire aircraft is sold at one time for one price. Consolidated yields and scheduled service yields are shown in the appropriate tables for industry comparability, but yield for individual charter businesses are omitted from applicable tables.

OPERATING REVENUES

    Total operating revenues in the first nine months of 2003 increased 19.0% to $1.15 billion, as compared to $966.4 million in the same period of 2002.

    The following table sets forth, for the periods indicated, certain key operating and financial data for our scheduled service, commercial charter and military/government charter operations.

                                                          NINE MONTHS ENDED SEPTEMBER 30,
                                                 --------------------------------------------------
                                                    2003        2002      INC (DEC)    % INC (DEC)
                                                    ----        ----      ---------    -----------
Scheduled Service
    Departures.................................      90,232      70,329      19,903       28.30
    Block Hours................................     188,936     143,499      45,437       31.66
    RPMs (000's)(a)............................   9,134,162   7,442,353   1,691,809       22.73
    ASMs (000's)(b)............................  12,328,707   9,944,267   2,384,440       23.98
    Load Factor(c).............................       74.09       74.84       (0.75)      (1.00)
    Passengers Enplaned(d).....................   7,874,024   6,617,047   1,256,977       19.00
    Revenue $ (000's)..........................     816,326     664,431     151,895       22.86
    RASM in cents(e)...........................        6.62        6.68       (0.06)      (0.90)
    Yield in cents(g)..........................        8.94        8.93        0.01        0.11
    Revenue per segment $(h)...................      103.67      100.41        3.26        3.25
Military Charter
    Departures.................................       4,566       2,679       1,887       70.44
    Block Hours................................      22,080      11,732      10,348       88.20
    ASMs (000's)(b)............................   2,741,747   1,559,070   1,182,677       75.86
    Revenue $ (000's)..........................     229,750     130,578      99,172       75.95
    RASM in cents(e)...........................        8.38        8.38       (0.00)      (0.00)
    RASM in cents excluding fuel
      escalation(j)............................        8.28        8.40       (0.12)      (1.43)
Commercial Charter
    Departures.................................       2,847       5,257      (2,410)     (45.84)
    Block Hours................................      10,166      17,949      (7,783)     (43.36)
    ASMs (000's)(b)............................     774,964   1,535,375    (760,411)     (49.53)
    Revenue $ (000's)..........................      55,643     108,120     (52,477)     (48.54)
    RASM in cents(e)...........................        7.18        7.04        0.14        1.99
    RASM in cents excluding fuel
      escalation(i)............................        6.82        6.96       (0.14)      (2.01)
Percentage of Consolidated Revenues:
    Scheduled Service..........................        71.0%       68.8%        2.2%       3.20
    Commercial Charter.........................         4.8%       11.2%       (6.4)%    (57.14)
    Military Charter...........................        20.0%       13.5%        6.5%      48.15

---------

See footnotes (a)-(g) on pp. 43-44.

(h) Revenue per segment flown is determined by dividing total scheduled service revenues by the number of passengers boarded. Revenue per segment is a broad measure of the average price obtained for all flight segments flown by passengers in our scheduled service route network.

                                              (footnotes continued on next page)

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(footnotes continued from previous page)

(i) Military/government reimbursements to us are calculated based upon a 'cost plus' formula, including an assumed average fuel price for each contract year. If actual fuel prices differ from the contract rate, revenues are adjusted up or down to neutralize the impact of the change on us. A separate RASM calculation is provided, excluding the impact of the fuel price adjustments. RASM excluding fuel escalation depicts RASM without the impact of fuel volatility.

(j) Commercial charter contracts generally provide that the tour operator will reimburse us for certain fuel cost increases, which, when earned, are accounted for as additional revenue. A separate RASM calculation, excluding the impact of fuel reimbursements, is provided as a separate measure of unit revenue changes. RASM excluding fuel escalation depicts RASM without the impact of fuel volatility.

                             -------------------

    Scheduled Service Revenues. Scheduled service revenues in the nine months ended September 30, 2003 increased 22.9% to $816.3 million from $664.4 million in the same period of 2002. This increase is due primarily to increases in scheduled service capacity. In the third quarter of 2003 the company experienced an increase in yield and a slight increase in load factor. However, the Company cannot predict whether this trend will continue.

    Approximately 65.1% of the Company's scheduled service capacity was generated by flights either originating or terminating at Chicago-Midway in the third quarter of 2003, as compared to 67.8% in the third quarter of 2002. The Hawaiian market generated approximately 14.9% of total scheduled service capacity in the third quarter of 2003, as compared to 16.9% in the third quarter of 2002. Another 13.0% of total scheduled service capacity was generated in the Indianapolis market in the third quarter of 2003, as compared to 10.0% in the third quarter of 2002.

    The Company anticipates that its Chicago-Midway operation will continue to represent a substantial proportion of its scheduled service business in the future. The Company also anticipates further growth at Chicago-Midway, which will be accomplished in conjunction with the completion of new terminal and gate facilities at the Chicago-Midway Airport. Once all construction is complete in mid-2004, the Company expects to occupy at least 14 jet gates and one commuter aircraft gate at the new airport concourses, as compared to ten jet gates and one commuter gate as of September 30, 2003. Also contributing to the growth at Chicago-Midway is Chicago Express, which has been performing well as a commuter feeder of passengers to ATA's jet system.

    Military/Government Charter Revenues. In the nine months ended
September 30, 2003 military/government charter revenue increased 75.9% to $229.7 million from $130.6 million in the same period of 2002.

    The increase in revenue for military/government charter revenues in the first nine months of 2003 was mainly due to the activation of the CRAF program in February 2003, which required ATA to pledge up to 13 aircraft to military/government charter use to support Operation Iraqi Freedom. The CRAF program allowed the Company to increase its Lockheed L-1011 aircraft utilization (number of productive hours of flying per aircraft each month) to an average of
7.47 daily hours of utilization in the first nine months of 2003, as compared to
5.19 daily hours of utilization in the same period of 2002. The increased utilization allowed the Company to operate its military/government charter service more efficiently during the first nine months of 2003 relative to the comparable 2002 period. The CRAF program ended on June 18, 2003, and the Company recorded less revenue for the third quarter as compared to the first and second quarter of 2003. The Company expects this trend to continue and projects its military/government charter revenues to be approximately 20% higher than 2002 levels in the fourth quarter of 2003.

    Commercial Charter Revenues. In the nine months ended September 30, 2003, commercial charter revenue decreased 48.6% to $55.6 million from $108.1 million in the same period of 2002. The majority of the decline in commercial charter revenues continues to reflect the retirement of certain Lockheed L-1011 and Boeing 727-200 aircraft in prior years that the Company had traditionally used in commercial charter flying. Since aircraft utilization is typically much lower for commercial charter, as compared to scheduled service flying, the Company's replacement fleets of new Boeing 737-800 and Boeing 757-300 aircraft are economically disadvantaged when used in the charter business, because of their higher fixed-ownership cost. Consequently, the Company expects its commercial charter revenues to continue to decline as the fleet supporting this business continues to shrink.

    Ground Package Revenues. The Company earns ground package revenues through the sale of hotel, car rental and cruise accommodations in conjunction with the Company's air transportation product. The Company markets these ground packages through its Ambassadair Travel Club Inc. ('Ambassadair') and ATALC subsidiaries. Ambassadair offers tour-guide-accompanied vacation packages to its approximately 31,100 individual and family members.

    In the nine months ended September 30, 2003, ground package revenues decreased 63.1% to $11.3 million from $30.6 million in the same period of 2002. This decline was primarily due to the Company's July 1, 2002 outsourcing of the management and marketing of its ATA Vacations and Travel Charter International brands to MTC. Under that outsourcing agreement, MTC directly sells ground arrangements to customers who also purchase charter or scheduled service air transportation from the Company. Therefore, ground package sales (and related ground package costs) are no longer recorded by the Company for ATA Vacations and Travel Charter International. The net fee earned by the Company on these sales is recorded in other revenues.

    Other Revenues. Other revenues are comprised of the consolidated revenues of certain affiliated companies, together with miscellaneous categories of revenue associated with operations of the Company, such as cancellation and miscellaneous service fees, Ambassadair membership dues and cargo revenue. In the nine months ended September 30, 2003, other revenues increased 11.3% to $36.4 million, as compared to $32.7 million in the same period of 2002.

OPERATING EXPENSES

    Salaries, Wages and Benefits. Salaries, wages and benefits include the cost of salaries and wages paid to the Company's employees, together with the Company's cost of employee benefits and payroll-related local, state and federal taxes. In the nine months ended September 30, 2003, salaries, wages and benefits expense increased 10.8% to $293.3 million, as compared to $264.8 million in the same period of 2002.

    The increase in salaries, wages and benefits between the nine months ended September 30, 2002 and 2003 primarily reflects the impact of the Company's amended collective bargaining agreement, which was ratified in July 2002, with the Company's cockpit crewmembers, who are represented by Air Line Pilots Association ('ALPA'). Initial cockpit crewmember contract salary rate increases became effective July 1, 2002, and the cockpit crewmembers received an additional salary rate increase in July 2003 per this contract. Additionally, the amended contract provides for expanded defined-contribution benefits for cockpit crewmembers effective January 1, 2003, which resulted in additional salaries, wages and benefits expense between periods. The Company expects future salaries, wages and benefits costs to be significantly increased by the amended cockpit crewmember contract. The amended contract is expected to increase cockpit crewmembers' average salaries by approximately 80% over the four-year contract period. In addition, the Company incurred higher salary costs as a result of employing additional crewmembers to handle its increased capacity in the first nine months of 2003 as compared to the first nine months of 2002. The Company also incurred increasing costs in the first nine months of 2003 for employee medical and worker's compensation benefits.

    Fuel and Oil. Fuel and oil expense increased 37.6% to $208.4 million in the nine months ended September 30, 2003, as compared to $151.4 million in the same period of 2002.

    Although jet block hours increased 25.4% in the first nine months of 2003, as compared to the same period of 2002, the Company only consumed 17.1% more gallons of fuel, due to the continuing impact of the Company replacing its aging, less-fuel efficient Boeing 727-200 and Lockheed L-1011 aircraft with new Boeing 737-800 and Boeing 757-300 aircraft. The increase in gallons consumed resulted in an increase in fuel and oil expense of approximately $25.2 million in the first nine months of 2003.

    During the nine months ended September 30, 2003, the average cost per gallon of jet fuel consumed increased by 17.4%, compared to the same period of 2002, resulting in an increase in fuel and oil expense of approximately $33.2 million, Periodically, the Company has entered into fuel price hedge contracts to reduce the risk of fuel price fluctuations. During the first nine months of 2002, the Company recorded gains of $0.5 million on these hedge contacts. The Company did not have any hedge contracts in place in the first nine months of 2003. Although the Company did not have any hedge contracts in place, the Company did benefit in both years from fuel reimbursement clauses and guarantees in its bulk scheduled service, commercial charter and military/government contracts. The benefit of these price guarantees was accounted for as revenue when realized.

    The Company has experienced increases in the cost per gallon of jet fuel in the third quarter of 2003 as compared to the second quarter of 2003, and any future increases in the cost of fuel will adversely affect the Company. See 'Risk Factors -- Risks Relating to the Airline Industry' for more information.

    Aircraft Rentals. The Company's operating leases require periodic cash payments that vary in amount and frequency. Many of the Company's aircraft operating leases were originally structured to require very significant cash in the early years of the lease in order to obtain more overall favorable lease rates. The Company accounts for aircraft rentals expense in equal monthly amounts over the life of each operating lease because straight-line expense recognition is most representative of the time pattern from which use benefit is derived from the aircraft. The amount of the cash payments in excess of the aircraft rent expense in these early years has created a significant prepaid aircraft rent amount on the Company's balance sheet. Aircraft rentals expense increased 24.1% to $168.4 million in the nine months ended September 30, 2003, as compared to $135.7 million in the same period of 2002. This increase was mainly attributable to the delivery of six leased Boeing 737-800 and three leased Boeing 757-300 aircraft between September 30, 2002 and September 30, 2003.

    Handling, Landing and Navigation Fees. Handling and landing fees include the costs incurred by the Company at airports to land and service its aircraft and to handle passenger check-in, security, cargo and baggage where the Company elects to use third-party contract services in lieu of its own employees. Where the Company uses its own employees to perform ground handling functions, the resulting cost appears within salaries, wages and benefits. Air navigation fees are incurred when the Company's aircraft fly over certain foreign airspace.

    Handling, landing and navigation fees increased by 1.3% to $86.6 million in the nine months ended September 30, 2003, as compared to $85.5 million in the same period of 2002. The increase in handling, landing and navigation fees for the first nine months of 2003 was primarily due to a 19.5% increase in system-wide jet departures, as compared to the same period of 2002, which resulted in an increase in handling and landing fees of $13.3 million. The Company also incurred $4.1 million more in navigation fees in the first nine months of 2003, as compared to the same period of 2002, due to the increase in military/government flying between periods. These increases were partially offset by a decrease in the cost of handling per departure due to the negotiation of favorable terms in new contracts, resulting in $12.6 million less expense in the first nine months of 2003, as compared to the same period of 2002. The increases were also partially offset by the temporary suspension of the payment of the aviation security infrastructure fee by the Company from June 1, 2003 to September 30, 2003, pursuant to the Supplemental Act, which resulted in savings of $1.4 million in the nine months ended September 30, 2003.

    Crew and Other Employee Travel. Crew and other employee travel is primarily the cost of air transportation, hotels and per diem reimbursements to cockpit and cabin crewmembers incurred to position crews away from their bases to operate Company flights throughout the world. The cost of crew and other employee travel increased 14.3% to $47.9 million in the nine months ended September 30, 2003, as compared to $41.9 million in the same period of 2002. The Company incurred higher hotel and positioning costs in the first nine months of 2003, primarily due to the

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


increase in military/government flying. Since military flights often operate to and from points remote from the Company's crew bases, the Company incurs significant travel expenses on other airlines. The increase is also due to an increase in crew per diem of nearly $2.9 million in the first nine months of 2003, as compared to the same period of 2002. The amended cockpit crewmember contract substantially increased per diem rates paid to cockpit crewmembers. As stipulated in the flight attendants' collective bargaining agreement, the Company must also pay these amended per diem rates to the flight attendant group.

    Depreciation and Amortization. Depreciation reflects the periodic expensing of the recorded cost of owned airframes and engines, leasehold improvements and rotable parts for all fleet types, together with other property and equipment owned by the Company. Depreciation and amortization expense decreased 28.5% to $43.1 million in the nine months ended September 30, 2003, as compared to $60.3 million in the same period of 2002.

    The decrease in depreciation and amortization expense is mainly attributable to the L-1011-50 and 100 fleet. The Company retired four of these aircraft from revenue service in 2002, and four more from revenue service in 2003. In addition, the Company recorded a reduction in the carrying value of the L-1011-50 and 100 aircraft and related assets in the fourth quarter of 2002, in accordance with FAS 144. Due to the reduced cost basis of the remaining assets and the retirements in 2002 and 2003, the Company recorded $11.8 million less in depreciation in the first nine months of 2003, as compared to the same period of 2002.

    Other Selling Expenses. Other selling expenses are comprised primarily of booking fees paid to computer reservation systems, credit card discount expenses incurred when selling to customers using credit cards for payment, and toll-free telephone services provided to single-seat and vacation package customers who contact the Company directly to book reservations. Other selling expenses increased 13.4% to $38.0 million in the nine months ended September 30, 2003, as compared to $33.5 million in the same period of 2002. The Company experienced increases in all areas of other selling expenses due to the increase in scheduled service passengers enplaned in 2003 as compared to the comparable 2002 period.

    Aircraft Maintenance, Materials and Repairs. This expense includes the cost of expendable aircraft spare parts, repairs to repairable and rotable aircraft components, contract labor for maintenance activities, and other non-capitalized direct costs related to fleet maintenance, including spare engine leases, parts loan and exchange fees, and related shipping costs. It also includes the costs incurred under hourly engine maintenance agreements the Company has entered into on its Boeing 737-800, Boeing 757-200/300 and SAAB 340B power plants. These agreements provide for the Company to pay monthly fees based on a specified rate per engine flight hour, in exchange for major engine overhauls and maintenance. Aircraft maintenance, materials and repairs expense decreased 6.1% to $35.1 million in the nine months ended September 30, 2003, as compared to $37.4 million in the same period of 2002.

    The decrease in maintenance, materials and repairs were primarily attributable to the retirement by mid-2002 of the Company's entire Boeing 727-200 fleet and the retirement of certain Lockheed L-1011 aircraft, all of which were replaced with new Boeing 737-800 and 757-300 aircraft. The decrease for both periods are also attributable to the renegotiation of the rates on hourly engine maintenance agreements on the Boeing 737-800 fleet effective April 1, 2003. This decrease was partially offset by increased costs resulting from the addition of an hourly engine maintenance agreement for the Boeing 757-200 fleet in the fourth quarter of 2002.

    Passenger Service. Passenger service expense includes the onboard costs of meal and non-alcoholic beverage catering, the cost of alcoholic beverages and the cost of onboard entertainment programs, together with certain costs incurred for mishandled baggage and passengers inconvenienced due to flight delays or cancellations. Catering represented 82.4% and 79.6%, respectively, of total passenger service expense for the nine months ended September 30, 2003 and 2002.

    The total cost of passenger service increased 5.1% to $31.2 million in the nine months ended September 30, 2003, as compared to $29.7 million in the same period of 2002. This increase was

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mainly attributable to the increase in military flying in the first nine months of 2003, as compared to the same period of 2002, as a higher quality catering product is offered on military flights.

    Advertising. Advertising decreased 5.3% to $28.6 million in the nine months ended September 30, 2003, as compared to $30.2 million in the same period of 2002. The Company incurs advertising costs primarily to support single-seat scheduled service sales. This decrease is primarily attributable to more sales promotions in the first nine months of 2002 to regain customers after the September 11, 2001 terrorist attacks. In addition, the Company placed its creative advertising contract with a new agency in 2003 on more economical terms than the prior contract.

    Insurance. Insurance expense represents the Company's cost of hull and liability insurance and the costs of general insurance policies held by the Company, including workers' compensation insurance premiums and claims handling fees. The total cost of insurance decreased 10.1% to $21.3 million in the nine months ended September 30, 2003, as compared to $23.7 million in the same period of 2002. This decrease was mainly attributable to the U.S. Government providing increased war-risk coverage in 2003. This coverage was provided at higher rates by the commercial insurance markets in 2002. The company has completed the placement of its hull and liability insurance for the new year beginning October 1, 2003 at rates which will be approximately 20% lower as compared to the year ended September 30, 2003.

    Facilities and Other Rentals. Facilities and other rentals include the cost of all ground facilities that are leased by the Company such as airport space, regional sales offices and general offices. The cost of facilities and other rentals have remained relatively constant between years as the Company has focused most of its growth at existing scheduled service locations, and were $17.8 million in the nine months ended September 30, 2003, as compared to $17.5 million in the same period of 2002.

    Commissions. The Company incurs commissions expense in association with the sale by travel agents of single seats on scheduled service. In addition, the Company incurs commissions to secure military/government charter revenues using a teaming arrangement with other cargo and passenger carriers. Commissions expense decreased 10.5% to $16.2 million in the nine months ended September 30, 2003, as compared to $18.1 million in the same period of 2002.

    The Company experienced an increase in commission expense of $6.3 million in the first nine months of 2003, as compared to the same period of 2002, attributable to increased commissions paid for military, which is consistent with the increase in both military revenue earned and the rate of commission paid. Scheduled service commissions decreased for the first nine months of 2003 to $5.2 million mainly due to the elimination of standard travel agency commissions for sales made after March 21, 2002 and the continued increase of ticket purchases made on the Company's own website. The Company continues to pay special travel agency commissions targeted to specific markets and periods of the year. In addition, the Company experienced a decrease in commission expense for ATALC of approximately $3.2 million in the nine months ended September 30, 2003, as compared to the same period of 2002, which is consistent with the decrease in related revenue.

    Ground Package Cost. Ground package cost is incurred by the Company through hotels, car rental companies, cruise lines and similar vendors who provide ground and cruise accommodations to Ambassadair. Ground package cost decreased 60.9% to $9.3 million in the nine months ended September 30, 2003, as compared to $23.8 million in the same period of 2002. See the 'Ground Package Revenues' section above for an explanation of the decline in both ground package sales and related costs for the nine-month period.

    Aircraft Impairments and Retirements. Following the events of September 11, 2001, the airline industry began experiencing excess capacity, as consumer demand for scheduled service declined. At the same time, the Company was taking delivery of a significant number of new Boeing 737-800 and 757-300 aircraft, which it planned to utilize in its scheduled service markets. To adjust its capacity to new market demands, the Company decided to retire its Boeing 727-200 fleet earlier than originally planned. Before September 11, 2001, the Company had a plan in place to gradually retire these aircraft between mid-2001 and mid-2002. The Company accelerated this plan by

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retiring certain individual aircraft earlier than planned and the Company retired all of these aircraft from service by May 31, 2002. In accordance with FAS 121, the Company recorded an impairment charge in 2001. In accordance with FAS 121, the Company continues to re-evaluate current fair market values of previously impaired assets. In the nine months ended September 30, 2002, the Company recorded an additional asset impairment charge of $33.6 million against its remaining net book value of Boeing 727-200 aircraft, including those recorded as an investment in the BATA joint venture.

    In the first nine months of 2002, the Company retired three owned L-1011-50 aircraft, which resulted in a charge of $9.0 million in the nine months ended September 30, 2002. Also, the Company recorded a charge of $8.9 million related to the retirement of one owned L-1011-500 aircraft.

    U.S. Government funds. On April 16, 2003, President Bush signed into law the Supplemental Act, which made available $2.3 billion in reimbursement to U.S. air carriers for expenses incurred and revenue foregone related to enhanced aviation security subsequent to September 11, 2001. Pursuant to this legislation, the Company received $37.2 million in cash in May 2003, which was recorded as a credit to operating expenses in the second quarter of 2003.

    After the terrorist attacks of September 11, 2001, the Air Transportation Safety and System Stabilization Act (the 'Stabilization Act') was passed, which provided for, among other things, up to $5.0 billion in compensation to U.S. carriers for direct and incremental losses resulting for the September 11, 2001 terrorist attacks. The Company had recorded $66.3 million in U.S. Government grant compensation as of December 31, 2001, based on guidance available from the Department of Transportation ('DOT') at the time of identifying those expenses it deemed reimbursable. As of December 31, 2001, the Company had received $44.5 million in cash under the Stabilization Act, and had a receivable of $21.8 million for the remaining amount. Throughout 2002, the Company discussed the calculation with the DOT, and as a result of those discussions, the Company recorded a reserve of approximately $15.2 million against its receivable in the second quarter of 2002. The Company subsequently finalized its discussion with the DOT in the first quarter of 2003 and received the final cash compensation of $6.2 million under the Stabilization Act.

    The Company does not expect to receive any further material compensatory funds from the U.S. Government.

    Other Operating Expenses. Other operating expenses decreased 1.3% to $54.5 million in the nine months ended September 30, 2003, as compared to $55.2 million in the same period of 2002. This decrease was attributable to variances in other expenses comprising this line item, none of which was individually significant.

    Interest Income and Expense. Interest expense in the nine months ended September 30, 2003 increased to $40.0 million, as compared to $26.0 million in the same period of 2002. The Company recorded $10.4 million in interest expense in the nine months ended September 30, 2003 related to the $168 million secured term loan acquired in November 2002. The Company also capitalized interest of $2.2 million less in the first nine months of 2003, as compared to the same period of 2002, since there were fewer aircraft pre-delivery deposits outstanding for future aircraft deliveries in 2003.

    Income Taxes. The Company recorded $7.3 million in income tax expense in the nine months ended September 30, 2003 applicable to $47.4 million, in pre-tax income for this period. The effective tax rate applicable to the nine months ended September 30, 2003 was 15.4%. In comparison, in the nine months ended September 30, 2002, the Company recorded income tax benefit of $19.6 million, applicable to $133.7 million, in pre-tax loss for this period. The effective tax rates applicable to the nine months ended September 30, 2002 was 14.6%.

    As of December 31, 2002, the Company had incurred a three-year cumulative loss. Because of this cumulative loss and the presumption under GAAP that net deferred tax assets should be fully reserved if it is more likely than not that they will not be realized through carrybacks or other strategies, the Company recorded a full valuation allowance against its net deferred tax asset.

    In 2003 the Company expects to pay Alternative Minimum Tax and has recorded a current tax expense. Since Alternative Minimum Tax payments generate credits that can be used to offset regular income tax in future years, the Company recognized a net increase in the net deferred tax asset, however, continuing under the same presumption as 2002, the Company recorded an additional valuation allowance against the increased net deferred tax asset. As a result, a $7.3 million tax expense was recorded in the nine months ending September 30, 2003.

YEAR ENDED DECEMBER 31, 2002 VERSUS YEAR ENDED DECEMBER 31, 2001

CONSOLIDATED FLIGHT OPERATIONS AND FINANCIAL DATA

    The following table sets forth, for the periods indicated, certain key operating and financial data for the consolidated flight operations of the Company. Data shown for 'Jet' operations include the consolidated operations of Lockheed L-1011, Boeing 727-200, Boeing 737-800, Boeing 757-200, and Boeing 757-300 aircraft in all of the Company's business units. Data shown for 'SAAB' operations include the operations of SAAB 340B propeller aircraft by Chicago Express as the ATA Connection.

                                                         TWELVE MONTHS ENDED DECEMBER 31,
                                                --------------------------------------------------
                                                   2002         2001      INC (DEC)    % INC (DEC)
                                                   ----         ----      ---------    -----------
Departures Jet................................      66,903       56,962        9,941      17.45
Departures SAAB...............................      42,105       26,836       15,269      56.90
                                                ----------   ----------   ----------      -----
    Total Departures..........................     109,008       83,798       25,210      30.08
                                                ----------   ----------   ----------      -----
Block Hours Jet...............................     199,290      172,207       27,083      15.73
Block Hours SAAB..............................      40,008       24,836       15,172      61.09
                                                ----------   ----------   ----------      -----
    Total Block Hours.........................     239,298      197,043       42,255      21.44
                                                ----------   ----------   ----------      -----
RPMs Jet (000s)...............................  12,231,661   11,581,733      649,928       5.61
RPMs SAAB (000s)..............................     152,576       94,009       58,567      62.30
                                                ----------   ----------   ----------      -----
    Total RPMs (000s)(a)......................  12,384,237   11,675,742      708,495       6.07
                                                ----------   ----------   ----------      -----
ASMs Jet (000s)...............................  17,362,835   16,041,928    1,320,907       8.23
ASMs SAAB (000s)..............................     237,133      145,759       91,374      62.69
                                                ----------   ----------   ----------      -----
    Total ASMs (000s)(b)......................  17,599,968   16,187,687    1,412,281       8.72
                                                ----------   ----------   ----------      -----
Load Factor Jet (%)...........................       70.45        72.20        (1.75)     (2.42)
Load Factor SAAB(%)...........................       64.34        64.50        (0.16)     (0.25)
                                                ----------   ----------   ----------      -----
    Total Load Factor (%)(c)..................       70.37        72.13        (1.76)     (2.44)
                                                ----------   ----------   ----------      -----
Passengers Enplaned Jet.......................   9,139,770    8,058,886    1,080,884      13.41
Passengers Enplaned (SAAB)....................     906,909      576,339      330,570      57.36
                                                ----------   ----------   ----------      -----
    Total Passengers Enplaned(d)..............  10,046,679    8,635,225    1,411,454      16.35
                                                ----------   ----------   ----------      -----
Revenue $ (000s)..............................   1,277,370    1,275,484        1,886       0.15
RASM in cents(e)..............................        7.26         7.88        (0.62)     (7.87)
CASM in cents(f)..............................        8.17         8.45        (0.28)     (3.31)
Yield in cents(g).............................       10.31        10.92        (0.61)     (5.59)

---------

See footnotes (a)-(g) on pp. 43-44.

OPERATING REVENUES

    Total operating revenues in 2002 increased 0.2% to $1.277 billion, as compared to $1.275 billion in 2001. This increase was due to a $65.9 million increase in scheduled service revenue, a $10.4 million increase in military/government charter revenues and a $3.0 million increase in other revenues, partially offset by a $60.9 million decrease in commercial charter revenues and a $16.5 million decrease in ground package revenues.

    The following table sets forth, for the periods indicated, certain key operating and financial data for the scheduled service commercial charter and military/government charter operations of the Company.

                                                         TWELVE MONTHS ENDED DECEMBER 31,
                                                 ------------------------------------------------
                                                    2002         2001      INC (DEC)   %INC (DEC)
                                                    ----         ----      ---------   ----------
Scheduled Service
    Departures.................................      98,877       72,787      26,090      35.84
    Block Hours................................     201,077      156,331      44,746      28.62
    RPMs (000's)(a)............................   9,911,884    8,694,323   1,217,561      14.00
    ASMs (000's)(b)............................  13,608,326   11,443,304   2,165,022      18.92
    Load Factor(c).............................       72.84        75.98       (3.14)     (4.13)
    RASM in cents(e)...........................        6.51         7.17       (0.66)     (9.21)
    Yield in cents(g)..........................        8.94         9.44       (0.50)     (5.30)
    Revenue per segment $(h)...................      100.08       112.74      (12.66)    (11.23)
Commercial Charter
    Departures.................................       6,459        7,293        (834)    (11.44)
    Block Hours................................      22,159       24,495      (2,336)     (9.54)
    ASMs (000's)(b)............................   1,875,885    2,588,780    (712,895)    (27.54)
    RASM in cents(e)...........................        7.00         7.43       (0.43)     (5.79)
    RASM excluding fuel escalation(i)..........        6.89         7.13       (0.24)     (3.37)
Military Charter
    Departures.................................       3,650        3,702         (52)     (1.40)
    Block Hours................................      15,975       16,159        (184)     (1.14)
    ASMs (000's)(b)............................   2,103,874    2,147,248     (43,374)     (2.02)
    RASM in cents(e)...........................        8.46         7.80        0.66       8.46
    RASM excluding fuel escalation(j)..........        8.48         7.58        0.90      11.87
Percentage of Consolidated Revenues:
    Scheduled Service..........................        69.4%        64.3%        5.1%      7.98
    Commercial Charter.........................        10.3%        15.1%       (4.8)%   (31.79)
    Military Charter...........................        13.9%        13.1%        0.8%      6.11

---------

See footnotes (a)-(g) on pp. 43-44 and footnotes (h)-(j) on p. 45.

                             -------------------

    Scheduled Service Revenues. Scheduled service revenues increased 8.0% in 2002 to $886.6 million from $820.7 million in 2001. Scheduled service revenues comprised 69.4% of consolidated revenues in 2002, as compared to 64.3% in 2001. While total scheduled service revenues and ASMs increased, scheduled service RASM declined 9.2% from 7.17 cents in 2001 to 6.51 cents in 2002. The declining unit revenues experienced by the Company were a result of continuing overcapacity in the airline industry. Customer demand declined abruptly immediately after the terrorist attacks of September 11, 2001, and demand has also been lowered by the slowing pace of economic activity in the United States.

    Scheduled service departures grew 35.8% in 2002, compared to the ASM growth of 18.9%. This reflects the growth of the Chicago Express SAAB 340B fleet from 11 aircraft as of December 31, 2001 to 17 aircraft as of December 31, 2002. The additional SAAB aircraft generated significantly more departures, but because the aircraft seats only 34 passengers and operates on short stage length flights, the increase in ASMs was not as great as departures.

    Approximately 71.2% of the Company's scheduled service capacity was generated by the Chicago-Midway market in 2002, as compared to 66.8% in 2001. The Hawaiian market generated approximately 13.7% of total scheduled service capacity in 2002, as compared to 18.6% in 2001. Another 10.5% of total scheduled service capacity was generated in the Indianapolis market in 2002, as compared to 9.2% in 2001.

    The Company operated 152 peak daily jet and commuter departures from Chicago-Midway and served 41 destinations on a nonstop basis in 2002, as compared to 109 peak daily jet and commuter departures and 28 nonstop destinations in 2001.

    The Company's declining capacity in the Hawaiian market was primarily attributable to the transition to the smaller 247-seat Boeing 757-300 aircraft from the wide-body Lockheed L-1011 aircraft for certain West Coast-Hawaii routes beginning in mid-2002. The Company provided nonstop services in 2002 and 2001 from Los Angeles, Phoenix and San Francisco to both Honolulu and Maui, with connecting service between Honolulu and Maui. From June to September 2002, the Company operated seasonal service to Lihue from Los Angeles and San Francisco.

    Commercial Charter Revenues. Commercial charter revenues decreased 31.7% to $131.3 million in 2002 from $192.2 million in 2001. Commercial charter revenues accounted for 10.3% of consolidated revenues in 2002, as compared to 15.1% in 2001.

    The decrease in commercial charter RASM in 2002, as compared to 2001, was due to the same economic and geopolitical factors which have reduced scheduled service unit revenues between years. The Company currently expects that commercial charter will represent a less significant source of future revenues, especially after the end of 2003 when a contract with a major customer expires.

    Military/Government Charter Revenues. Military/government charter revenue increased 6.2% to $177.9 million in 2002 from $167.5 million in 2001. Military/government charter revenue accounted for 13.9% of consolidated revenues in 2002, as compared to 13.1% in 2001.

    The increase in revenue and RASM for military/government charter revenues in 2002 was due primarily to rate increases awarded for the contract year ended September 30, 2002, based upon cost data submitted to the U.S. military by the Company and other air carriers providing these services. The Company generated revenues of $175.6 million from its military/government charter business in the contract year ended September 30, 2002, a 10.2% increase as compared to $159.3 million in the preceding contract year ended September 30, 2001. The Company renewed its U.S. military contract for the fiscal year beginning October 1, 2002, although the reimbursement rate was nearly unchanged as compared to the prior contract year.

    Ground Package Revenues. In 2002, ground package revenues decreased 31.6% to $35.7 million, as compared to $52.2 million in 2001. This decline in ground package sales (and related ground package costs) is primarily due to the Company's July 1, 2002 outsourcing of the management and marketing of its ATA Vacations and Travel Charter International brands to MTC. Under that outsourcing agreement, MTC directly sells ground arrangements to customers who also purchase charter or scheduled service air transportation from the Company. Therefore, ground package sales (and related ground package costs) are no longer recorded by the Company for ATA Vacations and Travel Charter International.

    Other Revenues. Other revenues increased 7.0% to $45.9 million in 2002, as compared to $42.9 million in 2001, primarily due to an increase in cancellation and administrative fee revenues.

OPERATING EXPENSES

    Salaries, Wages and Benefits. Salaries, wages and benefits expense in 2002 increased 9.2% to $355.2 million, as compared to $325.2 million in 2001.

    The increase in salaries, wages and benefits primarily reflects the impact of the Company's amended collective bargaining agreement with the Company's cockpit crewmembers, who are represented by ALPA. The Company recorded $9.9 million in 2002 for a signing bonus as provided by the amended contract. Cockpit crewmember contract rate increases became effective July 1, 2002. The Company also incurred increasing costs in 2002 for employee medical and workers' compensation benefits.

    Fuel and Oil. Fuel and oil expense decreased 17.8% to $206.6 million in 2002, as compared to $251.3 million in 2001. Although total jet block hours increased 15.7% in 2002, as compared to 2001, the Company consumed 8.9% fewer gallons of jet fuel for flying operations. This decrease was primarily due to the addition of Boeing 737-800 and Boeing 757-300 aircraft to the Company's fleet beginning in May 2001. These aircraft replaced certain less-fuel-efficient Boeing 727-200 and Lockheed L-1011 aircraft, which were retired from revenue service. The decrease in average gallons of fuel burned per flight hour, due to the new aircraft, resulted in a decrease in fuel and oil expense of approximately $25.0 million. Also contributing to the decline in fuel expense was the decrease in the Company's average cost per gallon of jet fuel consumed of 7.9%, resulting in an additional savings in fuel and oil expense of approximately $18.1 million.

    Periodically, the Company has entered into fuel price hedge contracts to reduce the risk of fuel price fluctuations. During 2002, the Company recorded gains of $0.5 million on these hedge contracts, as compared to losses of $2.6 million in 2001. As of December 31, 2002, the Company had no outstanding fuel hedge agreements.

    Aircraft Rentals. The Company's operating leases require periodic cash payments that vary in amount and frequency. The Company accounts for aircraft rentals expense in equal monthly amounts over the life of each operating lease. As of December 31, 2002 and December 31, 2001, the Company had recorded $68.8 million and $49.2 million, respectively, of prepaid aircraft rent under its operating leases. Aircraft rentals expense in 2002 increased 92.0% to $190.1 million from $99.0 million in 2001. The increase was mainly attributable to the delivery of 30 leased Boeing 737-800 and 10 leased Boeing 757-300 aircraft between May 2001 and December 2002.

    Handling, Landing and Navigation Fees. Handling, landing and navigation fees increased by 24.6% to $110.5 million in 2002, as compared to $88.7 million in 2001. The increase in handling, landing and navigation fees between years was primarily due to a 17.5% increase in system-wide jet departures. The Company also incurred approximately $5.7 million in additional airport security costs associated with increased security requirements implemented after the terrorist attacks on September 11, 2001.

    Depreciation and Amortization. Depreciation and amortization expense decreased 36.8% to $76.7 million in 2002, as compared to $121.3 million in 2001. In 2001 and 2002, the Company retired eight Lockheed L-1011-50 aircraft from revenue service. During the fourth quarter of 2001, the Company also determined that the remaining fleet of Lockheed L-1011-50 and 100 aircraft, rotable parts and inventory was impaired. These assets were classified as held for use in accordance with FAS 121, requiring them to be recorded on the balance sheet at their estimated fair value at the time of impairment, which is the new asset basis to be depreciated over their estimated remaining useful lives. The Company recorded a further reduction in the carrying value of these assets in 2002. Due to the reduced cost basis of these assets, the Company recorded $17.6 million less depreciation and amortization expense for this fleet in 2002, as compared to 2001.

    In 2001, the Company decided to retire its Boeing 727-200 fleet earlier than originally planned, and these aircraft were determined to be impaired under FAS 121. Boeing 727-200 aircraft not already transferred to BATA Leasing LLC ('BATA'), a 50/50 joint venture with Boeing Capital Corporation, ('BCC'), have been classified in the accompanying balance sheets as assets held for sale. In accordance with FAS 121, depreciation expense was not recorded after the fleet was deemed impaired and held for sale. As a result, depreciation expense on the Boeing 727-200 fleet decreased by $28.9 million in 2002, as compared to 2001.

    Partially offsetting these decreases were increased amortization of capitalized engine and airframe overhauls on the Lockheed L-1011-500 fleet and increases in depreciation and amortization expense associated with other fleet rotable parts, owned engines and the provision for inventory obsolescence, along with fluctuations in expenses related to furniture and fixtures, computer hardware and software, and debt issue costs between periods, none of which was individually significant.

    Crew and Other Employee Travel. The cost of crew and other employee travel decreased 7.6% to $54.8 million in 2002, as compared to $59.3 million in 2001. This decrease was mainly due to the decrease in military and charter flights between years, which often operate to and from points remote from the Company's crew bases including international destinations, thus requiring significant positioning expenditures for crewmembers on other airlines and higher hotel costs. The decrease also reflects a decline in non-crew employee travel in 2002, as compared to 2001, due to the Company's cost-cutting initiatives.

    Aircraft Maintenance, Materials and Repairs. Aircraft maintenance, materials and repairs expense decreased 14.8% to $52.3 million in 2002, as compared to $61.4 million in 2001.

    The decline in maintenance, materials and repairs expense in 2002, as compared to 2001, was primarily attributable to a decrease in materials consumed and components repaired related to maintenance on the Company's aging fleets of Lockheed L-1011-50 and 100 and Boeing 727-200 aircraft. During 2001 and 2002, the Company placed 23 Boeing 727-200 aircraft into BATA, and retired eight Lockheed L-1011-50 aircraft prior to the due dates of heavy maintenance visits. Maintenance, materials and repairs expense associated with these two fleets decreased $20.1 million in 2002, as compared to 2001.

    This decline in maintenance, materials and repairs was partially offset by an increase in the cost of the hourly engine maintenance agreement for the Company's growing fleet of Saab 340B propeller aircraft operated by Chicago Express. In addition, the Company entered into an hourly engine maintenance agreement for the Boeing 757-200 fleet in 2002, which resulted in an increase in maintenance, materials and repair expense between years.

    Other Selling Expenses. Other selling expenses increased 5.5% to $43.9 million in 2002, as compared to $41.6 million in 2001. This increase is primarily the result of a greater portion of the Company's sales being made on credit cards, and higher CRS fees.

    Advertising. Advertising expense increased 51.5% to $40.0 million in 2002, as compared to $26.4 million in 2001. The increase in advertising was primarily attributable to the promotion of the new scheduled service destinations added in 2002 and the promotion of low fares in a market that had less demand for air service. The Company also increased advertising in an effort to increase consumer preference for the Company's new aircraft and new terminal facilities, especially in its important Chicago-Midway hub, which included a new advertising campaign identifying the Company as 'An Honestly Different Airline.'

    Passenger Service. For 2002 and 2001, catering represented 82.1% and 74.4%, respectively, of total passenger service expense.

    The total cost of passenger service decreased 12.8% to $38.3 million in 2002, as compared to $43.9 million in 2001. Approximately $7.4 million of the decrease is attributable to catering expense, primarily because in 2002 the Company boarded a higher ratio of scheduled service passengers to charter passengers than in 2001. Scheduled service passengers are provided a significantly less expensive catering service than is provided to commercial charter and military passengers. In addition, in 2002 the Company introduced round-trip catering for flights originating in Chicago-Midway to reduce catering service charges. In 2002, as compared to 2001, the Company also incurred approximately $4.8 million less expense for mishandled baggage and passenger inconvenience, due to significantly fewer flight delays and cancellations in 2002.

    Insurance. The total cost of insurance increased 217.8% to $34.0 million in 2002, as compared to $10.7 million in 2001.

    Liability insurance increased $14.8 million in 2002, as compared to 2001. Immediately following the September 11, 2001 terrorist attacks, the Company's insurer reduced the maximum amount of insurance coverage they would underwrite for liability to persons other than employees or passengers resulting from acts of terrorism, war, hijacking, or other similar perils (war-risk coverage) and significantly increased their premiums for this reduced coverage. Pursuant to the Stabilization Act and other enabling legislation, the U.S. Government has issued supplemental war-risk coverage to U.S. air carriers, including the Company, which is expected to continue through August 2004. It is anticipated that after this date a commercial product for war-risk coverage will become available but the Company may continue to incur significant additional costs for this coverage.

    Hull insurance increased $5.1 million in 2002, as compared to 2001. The increase is mainly attributable to the increase in the Company's hull value between periods due to the addition of the new Boeing 737-800 and Boeing 757-300 aircraft. The increase is also attributable to an increase in premium rates following the September 11, 2001 terrorist attacks. Expenses related to the Company's general insurance policies increased $3.4 million in 2002, as compared to 2001, due primarily to an increase in workers' compensation premiums and claims handling fees between periods, and general increases in other miscellaneous policies between years.

    Ground Package Cost. Ground package cost decreased 33.9% to $27.9 million in 2002, as compared to $42.2 million in 2001, approximately proportional to the decrease in ground package revenues. See the ' -- Ground Package Revenues' section above for an explanation of the decline in both ground package sales and related costs.

    Commissions. Commissions expense decreased 33.0% to $23.3 million in 2002, as compared to $34.8 million in 2001.

    The Company experienced a decrease in commissions of $3.8 million in 2002, as compared to 2001, attributable to commissions paid to travel agents by ATALC, which is consistent with the decrease in related revenue. In addition, scheduled service commissions decreased $9.0 million in 2002 due to the industry-wide elimination of standard travel agency commissions for sales made after March 21, 2002.

    Facilities and Other Rentals. The cost of facilities and other rentals increased 11.9% to $22.6 million in 2002, as compared to $20.2 million in 2001. Growth in facilities costs between periods was primarily attributable to facilities at airport locations required to support new scheduled service destinations added in late 2001 and 2002, and expanded services at existing destinations.

    Special Charges. Special charges represent direct expenses which, due to the events of September 11, 2001, were considered unusual in nature under the provisions of APB Opinion 30, 'Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and the Extraordinary, Unusual and Infrequently Occurring Events and Transaction' ('APB 30'). Special charges in 2001 were $21.5 million, while no expenses were classified as special charges in 2002. The 2001 special charges were comprised primarily of costs associated with the early removal from service of the Company's Boeing 727-200 fleet, some of which were leased, a decision made immediately after September 11, 2001; costs associated with the Company's proposed transaction in which ATA Holdings Corp. would have been taken private, which was substantially complete by September 11, 2001, when the Company lost financing as a result of the September 11, 2001 attacks; and expenses directly associated with the FAA's temporarily-mandated suspension of commercial flights on September 11, 2001 and for several days thereafter. Also classified as special charges were increased hull and liability insurance costs; additional advertising expense incurred as a direct result of September 11, 2001; interest expense related to debt incurred under the Company's credit facility to provide operating cash after September 11, 2001; and other expenses not individually significant.

    Aircraft Impairments and Retirements. Aircraft impairment and retirement costs decreased 43.8% to $66.8 million in 2002, as compared to $118.9 million in 2001.

    In 2001, the Company decided to retire its Boeing 727-200 fleet earlier than originally planned, determined the aircraft and related rotable parts and inventory were impaired under FAS 121 and recorded an impairment charge. In accordance with FAS 121, the Company continues to re-evaluate current fair values of previously impaired assets, making further adjustments as deemed appropriate. In 2002, the Company recorded asset impairment charges of $35.9 million, as compared to $44.5 million in 2001, related to its remaining net book value of Boeing 727-200 aircraft, including those recorded as an investment in BATA.

    In 2001, the Company also determined that the Lockheed L-1011-50 and 100 fleet and related rotable parts and inventory were impaired under FAS 121 and recorded an impairment charge. In accordance with FAS 144, the Company continues to re-evaluate the current fair values of these impaired assets, making further adjustments as deemed appropriate. In 2002, the Company recorded asset impairment charges of $7.6 million, as compared to $67.8 million in 2001, related to its remaining net book value of Lockheed L-1011-50 and 100 aircraft and related parts.

    In 2002, the Company retired three Lockheed L-1011-50 aircraft, resulting in a charge of $9.0 million, and retired one Lockheed L-1011-500 aircraft, resulting in a charge of $14.2 million. In 2001, the Company retired three Lockheed L-1011-50 aircraft resulting in a charge of $6.6 million. These charges were included as part of aircraft impairments and retirements.

    Goodwill Impairment. The Company began annual goodwill impairment reviews under FAS 142 in 2002. In accordance with FAS 142, the Company determined that the fair value of the KTI brands was lower than the carrying amount and a goodwill impairment loss of $6.9 million was recorded in the fourth quarter of 2002.

    U.S. Government Grant. After the terrorist attacks of September 11, 2001, the Stabilization Act was passed, which provided for, among other things, up to $5.0 billion in compensation to U.S. air carriers for direct and incremental losses resulting from the September 11, 2001 terrorist attacks, and the availability of up to an aggregate of $10.0 billion in U.S. Government guarantees of certain loans made to air carriers, which are administered by the newly established ATSB.

    The Company had recorded $66.3 million in U.S. Government grant compensation as of December 31, 2001. This estimate was based on guidance available from the DOT at the time for identifying those expenses it deemed reimbursable. Throughout 2002, the Company discussed the calculation with the DOT, and as of December 31, 2002 had reversed approximately $16.2 million of the accrued government reimbursement and revised its estimate of total U.S. Government grant compensation to $50.1 million. In early 2003, the Company received the last cash installment of grant reimbursement from the U.S. Government, consistent with that estimate.

    Other Operating Expenses. Other operating expenses increased 5.6% to $71.2 million in 2002, as compared to $67.4 million in 2001. No expenses comprising this line item changed significantly between these periods.

    Interest Income and Expense. Interest expense in 2002 increased to $35.7 million, as compared to $30.1 million in 2001. The Company incurred $1.7 million in 2002 in interest expense relating to the $168.0 million guaranteed loan funded in November 2002. No such financing was in place in 2001. The Company also capitalized $3.4 million less interest in 2002, as compared to 2001, associated with new aircraft pre-delivery deposit requirements.

    The Company invested excess cash balances in short-term government securities and commercial paper and thereby earned $2.8 million in 2002, as compared to $5.3 million in 2001. The decrease in interest income between years is primarily due to a decline in the average interest rate earned.

    Income Tax Expense. In 2002, the Company recorded an income tax credit of $25.0 million applicable to $194.2 million in pre-tax loss, while in 2001 the Company recorded an income tax credit of $39.8 million applicable to $116.1 million in pre-tax loss. The effective tax rate applicable to 2002 was 12.8%, as compared to 34.2% in 2001.

    As of December 31, 2002, the Company had incurred a three-year cumulative loss. Because of this cumulative loss and the presumption under accounting principles generally accepted in the United States that net deferred tax assets should be fully reserved if it is more likely than not that they will not be realized through carrybacks or other tax strategies, the Company has recorded a full valuation allowance against its net deferred asset of $43.3 million. This allowance adjustment, included in income tax expense, resulted in an effective tax rate of 12.8% for a tax credit applicable to the loss incurred in 2002. As of December 31, 2002, the Company had recorded an income tax refund receivable of $15.8 million using a five-year carryback of alternative minimum tax operating losses from 1997 to 2001. Payment for this refund was received in March 2003.

YEAR ENDED DECEMBER 31, 2001 VERSUS YEAR ENDED DECEMBER 31, 2000

CONSOLIDATED FLIGHT OPERATIONS AND FINANCIAL DATA

    The following table sets forth, for the periods indicated, certain key operating and financial data for the consolidated flight operations of the Company. Data shown for 'Jet' operations include the consolidated operations of Lockheed L-1011, Boeing 727-200, Boeing 737-800, Boeing 757-200 and Boeing 757-300 aircraft in all of the Company's business units. Data shown for 'J31/SAAB' operations include the operations of Jetstream 31 and SAAB 340B propeller aircraft by Chicago Express as the ATA Connection.

                                                          TWELVE MONTHS ENDED DECEMBER 31,
                                                  -------------------------------------------------
                                                     2001         2000      INC (DEC)   % INC (DEC)
                                                     ----         ----      ---------   -----------
Departures Jet..................................      56,962       55,714      1,248        2.24
Departures J31/SAAB(k)..........................      26,836       18,985      7,851       41.35
                                                  ----------   ----------   --------       -----
    Total Departures............................      83,798       74,699      9,099       12.18
                                                  ----------   ----------   --------       -----
Block Hours Jet.................................     172,207      172,824       (617)      (0.36)
Block Hours J31/SAAB............................      24,836       18,708      6,128       32.76
                                                  ----------   ----------   --------       -----
    Total Block Hours...........................     197,043      191,532      5,511        2.88
                                                  ----------   ----------   --------       -----
RPMs Jet (000s).................................  11,581,733   11,760,135   (178,402)      (1.52)
RPMs J31/SAAB (000s)............................      94,009       56,669     37,340       65.89
                                                  ----------   ----------   --------       -----
    Total RPMs (000s)(a)........................  11,675,742   11,816,804   (141,062)      (1.19)
                                                  ----------   ----------   --------       -----
ASMs Jet (000s).................................  16,041,928   16,295,730   (253,802)      (1.56)
ASMs J31/SAAB (000s)............................     145,759       94,371     51,388       54.45
                                                  ----------   ----------   --------       -----
    Total ASMs (000s)(b)........................  16,187,687   16,390,101   (202,414)      (1.23)
                                                  ----------   ----------   --------       -----
Load Factor Jet.................................       72.20        72.17       0.03        0.04
Load Factor J31/SAAB............................       64.50        60.05       4.45        7.41
                                                  ----------   ----------   --------       -----
    Total Load Factor(c)........................       72.13        72.10       0.03        0.04
                                                  ----------   ----------   --------       -----
Passengers Enplaned Jet.........................   8,058,886    7,686,077    372,809        4.85
Passengers Enplaned J31/SAAB....................     576,339      320,062    256,277       80.07
                                                  ----------   ----------   --------       -----
    Total Passengers Enplaned(d)................   8,635,225    8,006,139    629,086        7.86
                                                  ----------   ----------   --------       -----
Revenue $ (000s)................................   1,275,484    1,291,553    (16,069)      (1.24)
RASM in cents(e)................................        7.88         7.88      --          --
CASM in cents(f)................................        8.45         7.86       0.59        7.51
Yield in cents(g)...............................       10.92        10.93      (0.01)      (0.09)

---------

See footnotes (a)-(g) on pp. 43-44.

(k) During the first three quarters of 2000, Chicago Express operated certain 19-seat Jetstream ('J31') aircraft as it phased in the SAAB fleet.

OPERATING REVENUES

    Total operating revenues in 2001 decreased 1.3% to $1.275 billion, as compared to $1.292 billion in 2000. This decrease was due to a $54.5 million decrease in commercial charter revenues, a $21.1 million decrease in military/government charter revenues, a $7.6 million decrease in ground package revenues, and a $0.3 million decrease in other revenues, partially offset by a $67.4 million increase in scheduled service revenues.

    Scheduled Service Revenues. The following table sets forth, for the periods indicated, certain key operating and financial data for the scheduled service operations of the Company. Data shown for 'Jet' operations include the combined operations of Lockheed L-1011, Boeing 727-200, Boeing 757-200, Boeing 757-300 and Boeing 737-800 aircraft in scheduled service. Data shown for 'J31/SAAB' operations include the operations of Jetstream 31 and SAAB 340B propeller aircraft by Chicago Express as the ATA Connection.

                                                         TWELVE MONTHS ENDED DECEMBER 31,
                                                 -------------------------------------------------
                                                    2001         2000      INC (DEC)   % INC (DEC)
                                                    ----         ----      ---------   -----------
Departures Jet.................................      45,951       40,892       5,059      12.37
Departures J31/SAAB(k).........................      26,836       18,985       7,851      41.35
                                                 ----------   ----------   ---------      -----
    Total Departures...........................      72,787       59,877      12,910      21.56
                                                 ----------   ----------   ---------      -----
Block Hours Jet................................     131,495      118,473      13,022      10.99
Block Hours J31/SAAB...........................      24,836       18,708       6,128      32.76
                                                 ----------   ----------   ---------      -----
    Total Block Hours..........................     156,331      137,181      19,150      13.96
                                                 ----------   ----------   ---------      -----
RPMs Jet (000s)................................   8,600,314    7,700,639     899,675      11.68
RPMs J31/SAAB (000s)...........................      94,009       56,669      37,340      65.89
                                                 ----------   ----------   ---------      -----
    Total RPMs (000s)(a).......................   8,694,323    7,757,308     937,015      12.08
                                                 ----------   ----------   ---------      -----
ASMs Jet (000s)................................  11,297,545   10,025,603   1,271,942      12.69
ASMs J31/SAAB (000s)...........................     145,759       94,371      51,388      54.45
                                                 ----------   ----------   ---------      -----
    Total ASMs (000s)(b).......................  11,443,304   10,119,974   1,323,330      13.08
                                                 ----------   ----------   ---------      -----
Load Factor Jet................................       76.13        76.81       (0.68)     (0.89)
Load Factor J31/SAAB...........................       64.50        60.05        4.45       7.41
                                                 ----------   ----------   ---------      -----
    Total Load Factor(c).......................       75.98        76.65       (0.67)     (0.87)
                                                 ----------   ----------   ---------      -----
Passengers Enplaned Jet........................   6,703,150    5,873,598     829,552      14.12
Passengers Enplaned J31/SAAB...................     576,339      320,062     256,277      80.07
                                                 ----------   ----------   ---------      -----
    Total Passengers Enplaned(d)...............   7,279,489    6,193,660   1,085,829      17.53
                                                 ----------   ----------   ---------      -----
Revenue $ (000s)...............................     820,666      753,301      67,365       8.94
RASM in cents(e)...............................        7.17         7.44       (0.27)     (3.63)
Yield in cents(g)..............................        9.44         9.71       (0.27)     (2.78)
Revenue per segment $(h).......................      112.74       121.62       (8.88)     (7.30)

---------

See footnotes (a)-(g) on pp. 43-44 and footnote (h) on p. 44.

(k) During the first three quarters of 2000, Chicago Express operated certain 19-seat Jetstream ('J31') aircraft as it phased in the SAAB fleet.

                             -------------------

    Scheduled service revenues in 2001 increased 8.9% to $820.7 million from $753.3 million in 2000. Scheduled service revenues were 64.3% of consolidated revenues in 2001, as compared to 58.3% of consolidated revenues in 2000.

    The Company's scheduled service operations in 2001 were adversely affected by the terrorist attacks of September 11. The Company estimates that it lost approximately $80.0 million in scheduled service revenues between September 11 and December 31, 2001, as a result of flights which were canceled, and as a result of flights operated with lower load factors and yields. In the eight months ended August 31, 2001, the Company's scheduled service RASM was virtually unchanged at 7.72 cents, as compared to 7.71 cents in the comparable period of 2000. However, due to the decrease in scheduled service demand after the terrorist attacks, resulting in lower load factors and yields, the Company's scheduled service RASM in the last four months of 2001 was 5.92 cents, a decrease of 14.3%, as compared to 6.91 cents in the last four months of 2000.

    The Company's scheduled service at Chicago-Midway accounted for approximately 66.8% of scheduled service ASMs and 86.6% of scheduled service departures in 2001, as compared to 63.5% and 83.5%, respectively, during 2000. During the third and fourth quarters of 2001, the Company began operating nonstop flights to Newark and Miami. During the second and third quarters of 2000, the Company began operating nonstop flights to Ronald Reagan Washington National Airport, Boston, Seattle and Minneapolis-St. Paul. In addition to this new service, the Company served the following existing jet markets in both years: Dallas-Ft. Worth, Denver, Ft. Lauderdale, Ft. Myers, Las Vegas, Los Angeles, New York's LaGuardia Airport, Orlando, Philadelphia, Phoenix, St. Petersburg, San Francisco, San Juan and Sarasota. The Company operated 109 peak daily jet and commuter departures from Chicago-Midway in 2001, as compared to 94 in 2000, and served 28 destinations on a nonstop basis in 2001, as compared to 25 nonstop destinations served in 2000.

    The Company's Hawaii service accounted for 18.6% of scheduled service ASMs and 3.9% of scheduled service departures in 2001, as compared to 17.0% and 4.3%, respectively, in 2000. The Company provided nonstop service in both years from Los Angeles, Phoenix and San Francisco to both Honolulu and Maui, with connecting service between Honolulu and Maui.

    The Company's Indianapolis service accounted for 9.2% of scheduled service ASMs and 6.5% of scheduled service departures in 2001, as compared to 12.2% and 8.8%, respectively, in 2000. In both years, the Company operated nonstop to Cancun, Ft. Lauderdale, Ft. Myers, Las Vegas, Orlando, St. Petersburg and Sarasota.

    Commercial Charter Revenues. Commercial charter revenues decreased 22.1% in 2001 to $192.2 million from $246.7 million in 2000. Commercial charter revenues accounted for 15.1% of consolidated revenues in 2001 as compared to 19.1% in 2000.

    The impact of the September 11, 2001 terrorist attacks was less significant on the commercial charter business than on scheduled service. The Company estimates that it lost approximately $1.4 million in commercial charter revenues as a result of flight cancellations during the FAA-mandated air system shutdown from September 11 until September 13, and decreased demand for commercial charter flights following September 11. The majority of the decline in commercial charter revenues in 2001, as compared to 2000, was principally due to the retirement of certain Lockheed L-1011 and Boeing 727-200 aircraft that the Company has traditionally used in commercial charter flying.

    The following table sets forth, for the periods indicated, certain key operating and financial data for the commercial charter operations of the Company.

                                                          TWELVE MONTHS ENDED DECEMBER 31,
                                                  ------------------------------------------------
                                                    2001        2000      INC (DEC)    % INC (DEC)
                                                    ----        ----      ---------    -----------
Departures......................................      7,293       9,722       (2,429)    (24.98)
Block Hours.....................................     24,495      34,356       (9,861)    (28.70)
RPMs (000s)(a)..................................  2,010,477   2,687,051     (676,574)    (25.18)
ASMs (000s)(b)..................................  2,588,780   3,610,413   (1,021,633)    (28.30)
Passengers Enplaned(d)..........................  1,128,660   1,472,340     (343,680)    (23.34)
Revenue $ (000s)................................    192,246     246,705      (54,459)    (22.07)
RASM in cents(e)................................       7.43        6.83         0.60       8.78
RASM excluding fuel escalation(i)...............       7.13        6.47         0.66      10.20

---------

See footnotes (a)-(e) on pp. 43-44 and footnote (i) on p. 45.

                             -------------------

    Military/Government Charter Revenues. Military/government charter revenue decreased 11.2% in 2001 to $167.5 million from $188.6 million in 2000. Military/government charter revenue accounted for 13.1% of consolidated revenues in 2001, as compared to 14.6% in 2000. The following table sets forth, for the periods indicated, certain key operating and financial data for the military/government charter operations of the Company.

                                                           TWELVE MONTHS ENDED DECEMBER 31,
                                                    -----------------------------------------------
                                                      2001        2000      INC (DEC)   % INC (DEC)
                                                      ----        ----      ---------   -----------
Departures........................................      3,702       4,961     (1,259)     (25.38)
Block Hours.......................................     16,159      19,443     (3,284)     (16.89)
RPMs (000s)(a)....................................    965,740   1,339,545   (373,805)     (27.91)
ASMs (000s)(b)....................................  2,147,248   2,605,791   (458,543)     (17.60)
Passengers Enplaned(d)............................    225,641     329,200   (103,559)     (31.46)
Revenue $ (000s)..................................    167,524     188,557    (21,033)     (11.15)
RASM in cents(e)..................................       7.80        7.24       0.56        7.73
RASM excluding fuel escalation(i).................       7.58        6.88       0.70       10.17

---------

See footnotes (a)-(e) on pp. 43-44 and footnote (j) on p. 45.

                             -------------------

    The Company estimates that it lost approximately $1.0 million in military revenues, net of cancellation fees, due to the FAA-mandated shut down of the air traffic system from September 11 until September 13. After having resumed flight operations late in the day on September 13, 2001, the Company's military flight schedule quickly returned to normal.

    The decline in military revenues in 2001, as compared to 2000, was primarily due to changes in teaming arrangements used both by the Company and some of the Company's competitors in the military/government charter business. Such changes reduced the fixed-award flying allocated to the Company for the contract year ending September 30, 2001. The Company earned $159.3 million in military/government charter revenues in the contract year ended September 30, 2001, a 6.0% reduction as compared to $169.5 million earned in the preceding contract year ended September 30, 2000.

    The increase in RASM for military/government charter revenues in 2001, as compared to 2000, was due to rate increases awarded for the current contract year, based upon cost data submitted to the U.S. military by the Company and other air carriers providing these services.

    Ground Package Revenues. In 2001, ground package revenues decreased 12.7% to $52.2 million, as compared to $59.8 million in 2000. The number of ground packages sold and the average revenue earned by the Company for a ground package sale are a function of the seasonal mix of vacation destinations served, the quality and types of ground accommodations offered and general competitive conditions in the Company's markets, all of which factors can change from period to period.

    Other Revenues. Other revenues decreased 0.5% to $42.9 million in 2001, as compared to $43.1 million in 2000.

OPERATING EXPENSES

    Salaries, Wages and Benefits. Salaries, wages and benefits expense in 2001 increased 9.5% to $325.2 million from $297.0 million in 2000.

    The Company increased its average equivalent employees (which represents the total number of scheduled hours of work for all employees divided by the scheduled hours of work for a single full-time employee) by approximately 4.7% between 2001 and 2000. This annual growth rate combines employment growth in conjunction with a growing flight schedule prior to the terrorist attacks on September 11, offset by the employee furloughs under the Company's cost-cutting initiatives implemented shortly after the attacks. By the middle of October 2001, the Company had furloughed approximately 1,100 employees as a result of a 20% flight capacity reduction implemented after the September 11 attacks. As of December 31, 2001, the Company had recalled approximately half of those employees furloughed during the fourth quarter of 2001.

    Additionally, in May 2000, the Company replaced its contracted ground handler at its busiest airport, Chicago-Midway, with its own ramp employees. Although this contributed to a year-over-year increase in salaries, wages and benefits, the Company experienced a corresponding reduction in handling, landing and navigation fees, where third-party handling expenses are classified.

    Also contributing to the increase in salaries, wages and benefits, is an increase of approximately $7.8 million in benefits expenses to $34.3 million in 2001 as compared to $26.5 million in 2000. This increase is primarily due to increases in medical insurance claims and workers' compensation costs between years.

    Fuel and Oil. Fuel and oil expense decreased 8.6% to $251.3 million in 2001, as compared to $274.8 million in 2000. The Company consumed 5.8% fewer gallons of jet fuel for flying operations in 2001, as compared to 2000, which resulted in a decrease in fuel expense of approximately $13.7 million between periods. Fuel consumption varies with changes in jet block hours flown, and with changes in the composition of the aircraft fleet. The Company flew 172,207 jet block hours in 2001, as compared to 172,824 jet block hours in 2000, a decrease of 0.4% between years. Fuel consumption in 2001 was more significantly affected by the delivery of 14 Boeing 737-800 aircraft and five Boeing 757-300 aircraft, replacing certain less fuel-efficient Boeing 727-200 and Lockheed L-1011 aircraft subsequently retired from service. The Company estimates that approximately $9.4 million of the variance attributable to lower fuel consumption resulted from flying approximately 18,000 of these block hours using the 19 new aircraft, as compared to flying those block hours with the less-fuel-efficient fleets. During 2001, the Company's average cost per gallon of jet fuel consumed decreased by 6.0% as compared to 2000, resulting in a decrease in fuel and oil expense of approximately $12.6 million between periods.

    During 2001 and 2000, the Company entered into several fuel price hedge contracts under which the Company sought to reduce the risk of fuel price fluctuations. The Company recorded losses of $2.6 million on these hedge contracts in 2001 as compared to gains of $0.1 million in 2000. As of December 31, 2001, the Company had entered into swap agreements for approximately 6.3 million gallons of heating oil for future delivery between January 2002 and June 2002, which represented approximately 2.6% of total expected fuel consumption in 2002.

    Aircraft Rentals. Aircraft rentals expense for 2001 increased 37.3% to $99.0 million, as compared to $72.1 million in 2000. The Company took delivery of two Boeing 757-200 aircraft in June 2000 and two Boeing 757-200 aircraft in November 2000, all of which were financed under operating leases. These four aircraft added $10.3 million to aircraft rentals expense in 2001, as compared to 2000. Aircraft rent also increased $17.6 million for 2001, as compared to 2000, as a result of the delivery of 14 leased Boeing 737-800 and five leased Boeing 757-300 aircraft between May and December of 2001.

    Also during 2001, the Company terminated leases on five Boeing 727-200s which were transferred to BATA. The Company also transferred seven owned Boeing 727-200 aircraft to BATA. Subsequently, the Company leased certain of those aircraft from BATA under short-term operating leases. These transactions resulted in a net decrease in aircraft rent of approximately $2.9 million in 2001. Additional Chicago Express aircraft and spare engine leases generated an increase in aircraft rent expense of approximately $1.9 million in 2001, as compared to 2000.

    Handling, Landing and Navigation Fees. Handling, landing and navigation fees decreased by 8.9% to $88.7 million in 2001 as compared to $97.4 million in 2000, although the total number of system-wide jet departures between 2001 and 2000 increased by 2.2% to 56,962 from 55,714. The decrease in handling, landing and navigation fees is primarily due to the reduction in commercial and military/government charter flying between years (much of which is operated to and from international airports), since international handling and landing fees are generally more expensive than at domestic U.S. airports, and air navigation fees apply only to international flying. In 2001, international departures were 6,469, a reduction of 16.7% as compared to international departures of 7,763 in 2000.

    The Company also recorded $2.9 million less in de-icing expense in 2001 due to relatively milder weather as compared to 2000.

    Depreciation and Amortization. Depreciation and amortization expense decreased 3.0% to $121.3 million in 2001, as compared to $125.0 million in 2000.

    During the first nine months of 2001, the Company was depreciating the L-1011-50 and 100 fleet assuming a common retirement date of 2004. However, during 2001, the Company decided to retire several of these aircraft prior to their next scheduled heavy maintenance check. During the first nine months of 2001, the Company retired three L-1011-50 aircraft from revenue service in this manner, recording a loss on disposal of $6.6 million for these aircraft in aircraft impairments and retirements. During the fourth quarter of 2001, the Company determined that the remaining 10 L-1011-50 and 100 aircraft, together with related rotable parts and inventory, were impaired in accordance with FAS
121. Because the Company continues to utilize these assets, they are classified as held for use under FAS 121, and are recorded on the balance sheet at their estimated fair value at the time of impairment, which is the new asset basis to be depreciated over the assets' estimated remaining useful lives. Due primarily to the reduced cost basis of the remaining 10 aircraft, and the retirement of three aircraft, the Company recorded $5.0 million less engine and airframe overhaul amortization expense for the L-1011-50 and 100 fleet in 2001 than in 2000.

    In March 2001, the Company entered into an agreement to transfer its entire fleet of 24 Boeing 727-200 aircraft to BATA by May 2002. As a result, in the first quarter of 2001, the Company implemented a change in accounting estimate to adjust the estimated useful lives and salvage value of these aircraft to the terms of the BATA agreement. This change in accounting estimate resulted in an increase of depreciation expense of $2.5 million in 2001, as compared to 2000.

    Immediately following the terrorist attacks of September 11, 2001, the Company decided to retire its Boeing 727-200 fleet from revenue service, although some aircraft were used for charter service through the first half of 2002. These aircraft were determined to be impaired under FAS 121. Boeing 727-200 aircraft not already transferred to BATA have been classified in the accompanying balance sheets as assets held for sale. In accordance with FAS 121, depreciation expense was not recorded after the fleet was deemed impaired and will not be recorded in future accounting periods. As a result, the Company did not record any depreciation expense on the Boeing 727-200 fleet in the last four months of 2001, which resulted in a $13.3 million decrease in depreciation expense in 2001, as compared to 2000.

    Amortization of capitalized engine and airframe overhauls on the Boeing 757-200 and Lockheed L-1011-500 fleets increased $9.0 million in 2001, as compared to 2000, after including amortization of related manufacturers' credits. This increase is primarily due to amortization of engine overhauls on the Lockheed L-1011-500 and Boeing 757-200 aircraft. Both fleets are relatively new to the Company and neither required overhauls until late 2000.

    Crew and Other Employee Travel. The cost of crew and other employee travel decreased 9.9% to $59.3 million in 2001 as compared to $65.8 million in 2000.

    The decrease in crew and employee travel in 2001, as compared to 2000, was mainly due to a significant decrease in crew positioning expense. The average cost of crew positioning per full-time-equivalent crew member decreased 20.9% in 2001, as compared to 2000. The decrease was primarily due to the decrease in military and charter flights. For those positioning events which did occur, the Company was also able to obtain lower prices from other air carriers through specifically negotiated agreements, as well as benefiting from lower airfares which became generally available in the second half of 2001. Crew and other employee travel also declined due to a decrease in hotel expenses, also resulting primarily from the decline in international flying.

    Aircraft Maintenance, Materials and Repairs. Aircraft maintenance, materials and repairs expense decreased 12.8% to $61.4 million in 2001, as compared to $70.4 million in 2000.

    The 2001 decline in maintenance, materials and repairs expense was primarily attributable to a decrease in materials consumed and components repaired related to maintenance on the Company's aging fleets of Lockheed L-1011 and Boeing 727-200 aircraft. During 2001, the Company placed 12 Boeing 727-200 aircraft into BATA and retired three Lockheed L-1011 aircraft from service before related heavy airframe maintenance checks were due to be performed.

    The Company also recorded a decrease of $3.0 million in maintenance, materials and repairs in 2001, as compared to 2000, due to a negotiated elimination of return condition requirements on one leased Lockheed L-1011 aircraft and the recognition of a return condition receivable on one leased Boeing 757-200 aircraft. The Company accrues estimated costs and credits associated with maintenance return conditions for aircraft on leases as a component of maintenance, materials and repairs expense.

    The Company recognized an increase in aircraft maintenance, materials and repairs of $3.0 million in 2001, as compared to 2000, relating to the 11 SAAB 340B aircraft operated by Chicago Express.

    Other Selling Expenses. Other selling expenses increased 13.4% to $41.6 million in 2001, as compared to $36.7 million in 2000.

    Approximately $3.7 million of this increase in 2001 resulted from an increase in CRS fees. This increase resulted partially from the growth in single-seat sales volumes between periods and partially because of increases in rates charged by CRS systems for improved booking functionality. Credit card discount expense increased $1.5 million as compared to 2000, primarily due to higher volumes of scheduled service tickets sold using credit cards as form of payment.

    Advertising. Advertising expense increased 20.0% to $26.4 million in 2001, as compared to $22.0 million in 2000. In 2001, the Company increased its advertising (introducing a new marketing campaign) primarily in Chicago in connection with the arrival of the new Boeing 737-800 and Boeing 757-300 aircraft, the opening of new ticketing and baggage claim facilities at Chicago-Midway Airport, the announcement of new scheduled service destinations, and the promotion of low fares as compared to the competition.

    The Company also incurred $6.3 million of incremental advertising costs in 2001 associated with rebuilding customer demand after the September 11 terrorist attacks, but due to their unusual nature, these expenses were included as special charges on the income statement.

    Passenger Service. For 2001 and 2000, catering represented 74.4% and 78.8%, respectively, of total passenger service expense.

    The total cost of passenger service decreased 3.7% to $43.9 million in 2001, as compared to $45.6 million in 2000. The Company experienced a decrease of approximately 14.2% in the average unit cost of catering each passenger between 2001 and 2000, primarily because in 2001 there were fewer military and commercial charter passengers in the Company's business mix, which provided a more expensive catering product due to the longer stage length of these flights. This resulted in a price-and-business-mix decrease of $5.4 million in catering expense in 2001, as compared to 2000. Total jet passengers boarded increased 4.9% between years, resulting in approximately $2.1 million in higher volume-related catering expenses between the same sets of comparative periods.

    In 2001, as compared to 2000, the Company incurred approximately $1.8 million in higher expenses for mishandled baggage and passenger inconvenience due to flight delays and cancellations.

    Insurance Expense. The total cost of insurance increased 39.0% to $10.7 million in 2001, as compared to $7.7 million in 2000. The Company experienced increases in liability insurance and hull insurance between years, mainly due to the increase in scheduled service traffic and the addition of the new Boeing 737-800 and Boeing 757-300 fleets beginning in May 2001. The Company also experienced increases in miscellaneous general insurance policies between years.

    Ground Package Cost. Ground package cost decreased 17.1% to $42.2 million in 2001, as compared to $50.9 million in 2000. Ground package costs vary based on the mix of vacation destinations served, the quality and types of ground accommodations offered, and general competitive conditions in the Company's markets, all of which factors can change from period to period. This decline was more significant than the decline in ground package revenue in 2001 as compared to 2000, because the Company received discounted hotel pricing in the last half of the year due to the weakening economy and the reduction in travel demand after the September 11 attacks.

    Commissions. Commissions expense decreased 11.0% to $34.8 million in 2001, as compared to $39.1 million in 2000.

    Approximately $3.8 million of the decrease in commissions in 2001, as compared to 2000, was attributable to lower military commissions, which is consistent with the decrease in military revenue between the same time periods. The Company also experienced a decrease of $2.5 million between 2001 and 2000 in commissions paid to travel agents by ATALC, which is consistent with the decrease in related revenues for that affiliate. These decreases were partially offset by increases in scheduled service commissions of $2.2 million between 2001 and 2000 due to an increase in scheduled service sales made by travel agents.

    Facilities and Other Rentals. The cost of facilities and other rentals increased 27.8% to $20.2 million in 2001, as compared to $15.8 million in 2000. Growth in facilities costs between periods was primarily attributable to the need to provide maintenance, flight crew and passenger service facilities at airport locations to support new scheduled service destinations and higher frequencies to existing destinations. The Company also began occupancy of significantly expanded and improved passenger check-in and baggage claim facilities at Chicago-Midway Airport beginning in March 2001.

    Aircraft Impairments and Retirements. Following the events of September 11, 2001, the Company decided to retire its Boeing 727-200 fleet earlier than originally planned. Most of the aircraft were retired from revenue service in the fourth quarter of 2001, although some continued to be used for charter service through the first half of 2002. In accordance with FAS 121, the Company determined that the estimated future undiscounted cash flows expected to be generated by the Boeing 727-200s was less than the net book value of these aircraft and the related rotable parts and inventory. Therefore, these assets were impaired under FAS 121. In 2001, the Company recorded an asset impairment charge on these assets of $44.5 million.

    Also, in the fourth quarter of 2001, the Company determined that, in accordance with FAS 121, the estimated future undiscounted cash flows expected to be generated by the Lockheed L-1011-50 and 100 fleet was less than the current net book value of these aircraft and the related rotable parts and inventory. Therefore, the assets were impaired under FAS 121. The Company recorded an asset impairment charge on these assets of $67.8 million in 2001.

    U.S. Government Grant. As a result of the approval of its initial applications by the DOT, the Company received cash payments of $32.6 million in the third quarter of 2001, and $11.9 million in the fourth quarter of 2001. The Company recorded total U.S. Government grant revenues of $66.3 million in the second half of 2001 relating to its estimates of direct and incremental losses it incurred during that time period, recording a current receivable of $21.8 million for the balance of cash expected to be paid in 2002.

    Other Operating Expenses. Other operating expenses increased 10.9% to $84.6 million in 2001, as compared to $76.3 million in 2000. The purchase by ATALC of charter air services from airlines other than the Company was $4.0 million higher in 2001 than in 2000. Flight simulator rentals increased $3.3 million between years due to the crew training required to introduce the new aircraft. These increases were partially offset by net decreases in other expenses included in this category, none of which was individually significant.

    Interest Income and Expense. Interest expense in 2001 decreased 4.4% to $30.1 million, as compared to $31.5 million in 2000. The Company capitalized additional interest totaling $10.8 million in 2001, as compared to 2000, on aircraft pre-delivery deposits. Additional interest expense of $7.4 million, all of which was capitalized, was incurred in 2001, as compared to 2000, for incremental borrowings made to fund a portion of aircraft pre-delivery deposits.

    The Company also incurred approximately $2.0 million in interest expense in 2001, relating to three Boeing 757-300 aircraft which were temporarily financed with bridge debt immediately after the September 11, 2001 terrorist attacks. These aircraft were refinanced with operating leases at the end of 2001.

    The Company invested excess cash balances primarily in commercial paper and money market funds and thereby earned $5.3 million in interest income in 2001, as compared to $8.4 million in 2000. The decrease in interest income between periods is mainly due to a decline in the average interest rate earned between periods on these investments.

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


    Income Tax Expense. In 2001, the Company recorded $39.8 million in income tax credits applicable to $116.1 million of pre-tax loss for that period, while in 2000 the Company recorded $4.6 million in income tax credits applicable to $19.9 million of pre-tax loss. The effective tax rate applicable to credits in 2001 was 34.2%, as compared to an effective tax rate of 23.1% in 2000.

    Income tax credits in both periods were affected by the permanent non-deductibility for federal income tax purposes of 40% of certain amounts paid for the daily travel expenses of crew. The value of these permanent differences was not significantly different in 2001 as compared to 2000, so they impacted 2000 taxable loss more significantly.

LIQUIDITY AND CAPITAL RESOURCES

    Since 2001, the profitability and financial results of airlines serving the Company's markets have been materially and adversely affected by the recessionary economic conditions of the past several years, which has reduced the demand for business and leisure travel. These difficult economic conditions were exacerbated significantly by the terrorist attacks of September 11, 2001 whose continuing effects have further reduced demand for airline services and have increased costs for security measures, fuel and insurance. As result of these factors, the Company and the airline industry as a whole suffered significant financial losses in 2002 and 2001.

    Since late 2001, the Company has experienced significantly reduced revenue per passenger as the result of increased public fears of future terrorist attacks, fears of communicable diseases, the conflict in the Middle East and the recessionary economic conditions of the past several years, higher operating costs as the result of increased insurance premiums, increased passenger security requirements, compliance with other new regulations and higher fuel prices and increased fare discounting and other competitive pressures. At September 30, 2003, the Company had approximately $502.6 million of outstanding debt. After giving effect to the Private Exchange Offers, the Company faces scheduled principal and operating lease payments of $292.1 million in 2004 and $355.8 million in 2005. The Company believes that there will be sufficient cash to fund its operations, meet its scheduled aircraft operating lease obligations and repay its debt when it matures.

    Cash Flows. In the nine months ended September 30, 2003, net cash provided by operating activities was $115.5 million, while net cash used by operating activities was $4.9 million for the same period of 2002. The increase in cash provided by operating activities between periods was mainly attributable to an increase in earnings, the receipt of $37.2 million under the Supplemental Act in May 2003, and favorable changes in operating assets and liabilities.

    In 2002, net cash used in operating activities was $59.0 million, as compared to net cash provided by operating activities in 2001 and 2000 of $144.4 million and $111.7 million, respectively. The change in cash provided by or used in operating activities between 2002 and 2001 primarily resulted from a decrease in earnings, a decrease in the non-cash impact of impairment losses recognized on the Boeing 727-200 and Lockheed L-1011-50 and 100 fleets, and lower depreciation and amortization expense due to those retirements and impairments. Cash flow from operating activities was also impacted by changes in operating assets and liabilities, most significantly the implementation of credit card holdback receivables in late 2001, and a decrease in accrued expenses resulting primarily from the decrease in the deferred payment of certain federal and state taxes authorized in the wake of the 2001 terrorist attacks, and the reduction of deferred interest payable on pre-delivery deposits in conjunction with the significant number of aircraft deliveries in 2002. These changes were partially offset by a decrease in the U.S. Government grant receivable.

    Net cash used in investing activities was $100.3 million in the first nine months of 2003, while net cash provided by investing activities was $15.7 million in the nine-month period ended September 30, 2002. Such amounts included an increase in non-current prepaid aircraft rent of $84.7 million in the first nine months of 2003, as compared to $19.3 million in the same period of 2002, reflecting significant cash rents paid in the first nine months of 2003 on aircraft deliveries made in 2002 and 2003. The Company had $16.6 million in net aircraft pre-delivery deposits returned in the first nine months of 2003, as compared to $77.4 million in the first nine months of

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


2002. In addition, the Company had capital expenditures totaling $36.2 million in the first nine months of 2003, as compared to $57.6 million in the same period of 2002.

    Net cash provided by investing activities was $88.9 million in 2002, while net cash used in investing activities was $129.8 million and $290.8 million, respectively, in the years ended December 31, 2001 and 2000. In 2002, $149.5 million in aircraft pre-delivery deposits were returned to the Company, net of additional deposits made, in conjunction with aircraft deliveries, while in 2001 and 2000, $30.8 million and $117.0 million, respectively of expenditures were made for pre-delivery deposits on future deliveries of new aircraft, net of returned deposits on delivered aircraft. Changes in cash provided by or used in investing activities were also impacted by capital expenditures. Capital expenditures totaling $59.3 million, $119.8 million and $146.5 million, respectively, were made in 2002, 2001 and 2000 primarily for aircraft purchases, engine and airframe overhauls, airframe improvements, and the purchase of rotable parts. The declining trend in capital expenditures is due primarily to the replacement of older aircraft with newer fleets, in which all the aircraft are being financed under operating leases. The Company's maintenance cost per hour agreements, whereby payments are charged to maintenance expense as flight hours are incurred, has and is expected to continue to reduce capital spending on related engine overhauls.

    Net cash used in financing activities was $18.4 million in the nine months ended September 30, 2003, as compared to $82.2 million in the nine months ended September 30, 2002. In the first nine months of 2003, the Company repaid $8.4 million on pre-delivery deposit facilities related to deposits returned on aircraft deliveries, as compared to a net repayment of $52.6 million on such facilities in the first nine months of 2002. In the first nine months of 2003, the Company recorded $10.2 million in additions to restricted cash to collateralize additional letters of credit. In the first nine months of 2002, the Company made net repayments of $25.0 million under its bank credit facility, which was available prior to the Company obtaining the secured term loan from the ATSB in November 2002. In addition, in the first nine months of 2002, the Company borrowed and repaid $192.5 million in temporary bridge debt related to the purchase of certain Boeing 737-800 and 757-300 aircraft. These aircraft were subsequently financed through operating leases in the second quarter of 2002.

    Net cash used in financing activities was $14.2 million in 2002, while net cash provided by financing activities was $40.7 million and $188.1 million for the years ended December 31, 2001 and 2000, respectively. In all years, cash used in or provided by financing activities relates primarily to proceeds from and repayments of short-term and long-term debt. In 2002, the Company repaid $109.9 million in pre-delivery deposit financings upon delivery of aircraft, net of new borrowings used to fund new deposits. Also in 2002, the Company borrowed and repaid $192.5 million in temporary financing related to the purchase of certain Boeing 737-800 and Boeing 757-300 aircraft, which were subsequently financed through operating leases. In addition, in 2002, the Company obtained a federally guaranteed loan for $168.0 million, of which $10.0 million in proceeds were used to fully repay remaining borrowings under its revolving credit facility. In 2001, the Company obtained $28.4 million in proceeds related to the financing of pre-delivery deposits on aircraft, borrowed $35.0 million under its then-existing bank credit facility, and repaid $17.0 million in special facility revenue bonds. Also in 2001, the Company borrowed and repaid $153.4 million in temporary debt related to the purchase of certain Boeing 757-300 aircraft, which were subsequently financed with operating leases in late 2001. In 2000, net proceeds from short-term and long-term debt primarily consisted of $89.9 million from the financing of pre-delivery deposits on aircraft and proceeds of $23.0 million in notes collateralized by two L-1011-500 aircraft.

    The Company's failure to make scheduled payments of interest or principal under the Notes or the Existing Notes or to make its scheduled payments under the aircraft operating leases would constitute an event of default under many of the agreements governing its indebtedness (including the ATSB Term Loan) due to cross-default provisions. Also, the ATSB Term Loan contains a covenant requiring the Company to maintain a cash balance of $40 million. Failure to comply with this covenant would constitute an event of default. In addition, if the Company fails to pay the principal amounts due under the Existing Notes, the trustee or the holders of at least 25% of the principal amount of those notes would have the option to take legal action against the Company to accelerate its obligations under the Existing Notes and collect the amounts due. If the Company fails to make scheduled payments under the aircraft operating leases, the lessors may repossess the aircraft subject to the leases, effectively shutting down its operations. Finally, in such circumstances all of the Company's credit card processors may elect to hold back up to 100% of its pre-paid sales. As of October 10, 2003, the Company's principal credit card processor elected to delay 100% of pre-paid sales. If the Company defaults in payment under the Existing Notes or the aircraft operating leases, additional credit card processors may elect to delay the percentage of pre-paid sales they pay to the Company pending provision of flight services to its customers, which would further aggravate its current liquidity difficulties. See 'Card Agreement' below for more information about the Company's current agreement with its credit card processing bank regarding the withholding of pre-paid sales.

    The adverse impact of current airline industry conditions on the Company, and the ongoing sufficiency of its financial resources to absorb that impact, will depend upon a number of factors, including but not limited to: (1) the Company's ability to continue to reduce its operating costs and conserve its financial resources; (2) the pace and extent of seat capacity changes in the industry, if any, as these may affect competitive pricing for the Company's services; (3) the resolution of global uncertainties, including political unrest; (4) changes, if any, in the Company's current credit card holdback levels; (5) the number of crew members who may be called for duty in the United States armed forces, and the resulting impact on the Company's ability to operate as planned; (6) any further declines in the values of the aircraft in the Company's fleet, and any aircraft or other asset impairment charges;
(7) the price of jet fuel consumed by the Company; (8) the Company's ability to retain its management and other employees in light of current industry conditions; and (9) the threat of future terrorist attacks.

    Aircraft Operating Lease Restructuring. As part of the Company's plan to address its liquidity difficulties, in addition to consummating the Private Exchange Offers, the Company has amended certain of its aircraft operating leases that were entered into in 2001, 2002 and 2003 with BCSC, GECAS and ILFC. The effect of the amendments is to delay the payment of portions of the amounts due under those aircraft operating leases primarily between June 30, 2003 and March 31, 2005, which eases the Company's current liquidity difficulties. The payments delayed during this time period would be subsequently paid at various times throughout the remaining life of the leases.

    Boeing Capital Services Corporation. The effect of the amendments to each of the operating lease agreements between BCSC, as lessor, and the Company, as lessee, entered into in 2001 and 2002 with respect to ten Boeing 757-300 (the 'BCSC Leases') is to defer payments due under the BCSC Leases between June 30, 2003 and March 31, 2005 and to extend the terms of the leases by two years. Also, we have agreed with The Boeing Company to defer, until 2005, the delivery of seven Boeing 737-800 aircraft we were formerly committed to take delivery of in 2004, and we have the ability to further defer such deliveries if acceptable financing is not available. Additionally, we amended the terms of the operating leases relating to two Boeing 757-300 aircraft delivered to us in June and July 2003 to incorporate certain U.S. Federal income tax benefits and to increase the pricing under those leases to be consistent with the pricing under the BCSC Leases.

    GE Capital Aviation Services. The effect of the amendments to the operating lease agreements between GECAS, as lessor, and the Company, as lessee, entered into in 2001 and 2002 with respect to nine Boeing 737-800 aircraft and two spare engines (the 'GECAS Leases'), is to defer payments due under the GECAS Leases between June 30, 2003 and June 30, 2005 and to extend the terms of the leases by two years. Also, GECAS's commitment to provide financing for five Boeing 737-800 aircraft has been terminated.

    In connection with the restructure of the GECAS Leases, we have entered into letters of intent with GECAS with respect to one Boeing 757-200 aircraft, which we took delivery of in December 2003, and one Boeing 737-800 aircraft that we would expect to take delivery of in November 2004. We expect that the commercial terms and conditions of the leases for these aircraft would be generally comparable to the restructured terms of the GECAS Leases.

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


    International Lease Finance Corporation. The effect of the amendments to each of the operating lease agreements between ILFC, as lessor, and the Company, as lessee, entered into in 2002 and 2003, with respect to 14 aircraft currently leased by the Company and to the leases for one aircraft we are committed to take delivery of in 2004 (the 'ILFC Leases') is to reduce the scheduled lease payments over the remaining terms of the ILFC Leases with respect to the 14 aircraft we currently lease and to reduce the scheduled lease payments over the entire term of the ILFC Leases with respect to the one aircraft we are committed to take delivery of in 2004.

    Debt and Operating Lease Cash Payment Obligations. The Company is required to make cash payments in the future on debt obligations and operating leases. Although the Company is obligated on a number of long-term operating leases which are not recorded on the balance sheet under GAAP, it has no off-balance sheet debt and, with the exception of insignificant amounts not requiring disclosure, does not guarantee the debt of any other party, including its subsidiaries. The following table summarizes the Company's contractual debt (excluding redeemable preferred stock) and operating lease obligations at September 30, 2003, and as adjusted to reflect the consummation of the Private Exchange Offers and, in each case, the effect such obligations are expected to have on the Company's liquidity and cash flows in future periods.

                                       Q4
                                      2003       2004       2005       2006       2007       2008       2009       2010
                                      ----       ----       ----       ----       ----       ----       ----       ----
                                                                    (DOLLARS IN THOUSANDS)
ACTUAL
Current and long-term debt(1)......  $ 8,383   $208,635   $162,889   $ 30,456   $ 30,032   $ 51,163   $  2,355   $  2,356
Lease obligations(2)...............   67,985    285,372    275,879    274,658    278,445    271,318    260,655    258,803
Expected future lease
 obligations(3)....................      599      5,994     18,582     42,281     54,327     39,701     38,272     37,994
                                     -------   --------   --------   --------   --------   --------   --------   --------
  Total contractual cash
    obligations....................  $76,967   $500,001   $457,350   $347,395   $362,804   $362,182   $301,282   $299,153
                                     -------   --------   --------   --------   --------   --------   --------   --------
                                     -------   --------   --------   --------   --------   --------   --------   --------

AS ADJUSTED
Current and long-term debt.........  $ 8,383   $ 53,325   $ 70,910   $ 30,456   $ 30,032   $ 51,163   $157,665   $107,351
Lease obligations..................   21,500    233,443    265,025    311,513    319,546    320,179    285,748    262,399
Expected future lease
 obligations(3)....................      322      5,333     19,885     47,300     53,118     29,473     43,491     59,470
                                     -------   --------   --------   --------   --------   --------   --------   --------
  Total adjusted cash
    obligations....................  $30,205   $292,101   $355,820   $389,269   $402,696   $400,815   $486,904   $429,220
                                     -------   --------   --------   --------   --------   --------   --------   --------
                                     -------   --------   --------   --------   --------   --------   --------   --------


                                       2011       2012     THEREAFTER
                                       ----       ----     ----------
                                          (DOLLARS IN THOUSANDS)
ACTUAL
Current and long-term debt(1)......  $    684   $  --      $   11,476
Lease obligations(2)...............   245,701    240,752     1,129,31
Expected future lease
 obligations(3)....................    37,473     37,193      342,023
                                     --------   --------   ----------
  Total contractual cash
    obligations....................  $283,858   $277,945   $1,482,816
                                     --------   --------   ----------
                                     --------   --------   ----------
AS ADJUSTED
Current and long-term debt.........  $    684   $  --      $   11,476
Lease obligations..................   251,817    258,513    1,259,155
Expected future lease
 obligations(3)....................    57,861     50,814      416,094
                                     --------   --------   ----------
  Total adjusted cash
    obligations....................  $310,362   $309,327   $1,686,725
                                     --------   --------   ----------
                                     --------   --------   ----------

---------

(1) See the discussion of debt obligations in Note 5 to the audited consolidated financial statements included in this prospectus. These figures also include projected payments on debt incurred in the first quarter of 2003 to finance an expansion of the Company's terminal at the Chicago Midway Airport.

(2) See the discussion of operating leases in Note 6 to the audited consolidated financial statements included in this prospectus. These figures also include projected lease payments on one Boeing 737-800 and two Boeing 757-300 aircraft the Company took delivery of in the first nine months of 2003.

(3) Represents estimated payments on nine new Boeing 757-300 and Boeing 737-800 aircraft (and with respect to the As Adjusted figures, 11 new Boeing 757-300, Boeing 757-200 and Boeing 737-800 aircraft) the Company is committed to taking delivery of in 2003, 2004, and 2005 as well as four spare engines the Company is committed to taking delivery of in 2005 through 2008. The Company intends to finance these aircraft and engines with operating leases. However, no such leases are in place as the Company has not received the aircraft and engines. Payments for expected future lease obligations were derived using leases for comparable aircraft currently in place and assuming amendments to the rent schedules comparable to the amendments contemplated by the aircraft operating lease restructuring. [The amendments to certain of the Company's aircraft operating leases, discussed in Note 2 to the unaudited consolidated financial statements included in this prospectus, contain certain restrictive covenants and set forth changes to certain commitments described above.] The most significant change to the commitments described above would be that the financing for seven new Boeing 737-800 aircraft scheduled for future delivery would be at the option of the lessor, and no longer firmly committed. In the event the Company were unable to obtain satisfactory financing for those aircraft, the manufacturer has agreed to an additional delay in the delivery,

                                              (footnotes continued on next page)

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


(footnotes continued from previous page)

     until such date that satisfactory financing could be obtained. For further discussion, see Note 12 to the audited consolidated financial statements included in this prospectus.

AIRCRAFT AND FLEET TRANSACTIONS

    Aircraft Purchases. As of September 30, 2003, the Company has a purchase agreement with Boeing to purchase directly from Boeing seven new Boeing 737-800s, which are currently scheduled for delivery between July 2005 and December 2005. The Boeing 737-800 aircraft are powered by General Electric CFM56-7B27 engines. The manufacturer's list price is $52.4 million for each 737-800, subject to escalation. The Company's purchase price for each aircraft is subject to various discounts. According to an amendment to the purchase agreement with Boeing, if the Company does not have permanent financing for these aircraft, and if Boeing does not elect to provide such financing suitable to the Company, the deliveries can be delayed for one year. A further amendment provides for further one-year deferrals if after one year, the Company does not have permanent financing and if Boeing does not elect to provide such financing suitable to the Company. Aircraft pre-delivery deposits are required for these purchases, and the Company has funded these deposits for past purchases using operating cash and short-term deposit finance facilities. The Company can provide no assurance that it will be able to secure short-term deposit finance facilities for future aircraft purchases. As of September 30, 2003, the Company had $4.6 million in long-term pre-delivery deposits outstanding for future aircraft deliveries which were funded with operating cash. Upon delivery of the aircraft, pre-delivery deposits funded with operating cash will be returned to the Company. As of September 30, 2003, the Company also has purchase rights with Boeing for eight Boeing 757-300 aircraft and 40 Boeing 737-800 aircraft.

    Operating Leases. The Company has agreements in place to lease two additional Boeing 737-800s under operating leases from a third party lessor, which are currently scheduled for delivery between November 2003 and May 2004.

    The Company has an agreement with General Electric to purchase four spare engines, which are scheduled for delivery between 2005 and 2008.

    The Company also has letters of intent with GECAS to lease one additional Boeing 757-200 and one additional Boeing 737-800 scheduled for delivery in November 2003 and November 2004, respectively.

    In May 2002, the Company entered into an agreement with AMR Leasing Corporation to lease six SAAB 340B aircraft, with options to lease up to 10 additional aircraft. The Company took delivery of all six SAAB 340B aircraft under this agreement in 2002.

    In March 2001, the Company entered into a limited liability company agreement with BCC-ELC to form BATA, a 50/50 joint venture. Because the Company does not control BATA, the Company's investment is being accounted for under the equity method of accounting. BATA is expected to remarket the Company's fleet of Boeing 727-200 aircraft in either passenger or cargo configurations. In exchange for supplying the aircraft and certain operating services to BATA, the Company has and will continue to receive both cash and equity in the income or loss of BATA. As of September 30, 2003, the Company has transferred 23 of its original fleet of 24 Boeing 727-200 aircraft to BATA.

    Significant Financings. In November 2002, the Company obtained a $168.0 million secured term loan, of which $148.5 million was guaranteed by the Air Transportation Stabilization Board. The net proceeds of the secured term loan were approximately $164.8 million, after deducting issuance costs. The Company used a portion of the net proceeds to repay borrowings on its existing bank credit facility and to collateralize new letters of credit, previously secured under the bank facility. The remaining funds were used for general corporate purposes. Interest is payable monthly at LIBOR plus a margin. Guarantee fees of 5.5% of the outstanding guaranteed principal balance in 2003, with escalation to 9.5% on the outstanding guaranteed principal balance in 2004 through 2008, are payable quarterly.

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


    The secured term loan is subject to certain restrictive covenants and is collateralized primarily by certain receivables, certain aircraft, spare engines, and rotable parts. The aircraft, spare engines and parts consist of three Lockheed L-1011-500 aircraft, nine Lockheed L-1011-50 and 100 aircraft, two SAAB 340B aircraft, 24 Rolls Royce RB211 spare engines and Boeing 757-200, Boeing 757-300 and Boeing 737-800 rotables.

    In conjunction with obtaining the secured term loan, the Company issued a warrant to the Federal Government to purchase up to 1.5 million shares of its common stock, and additional warrants to other loan participants to purchase up to 0.2 million shares of its common stock, in each case at an exercise price of $3.53 per share for a term of ten years. The Company recorded $7.4 million as the total fair value of warrants issued, which was recorded as unamortized discount on the secured loan at the date of the loan. The unamortized discount balance as of September 30, 2003 was $5.8 million.

    Card Agreement. The Company accepts charges to most major credit and debit cards ('cards') as payment from its customers. Approximately 90% of scheduled service and vacation package sales are purchased using these cards.

    More than half of these card sales are made using MasterCard or Visa cards. The Company maintains an agreement with a bank for the processing and collection of charges to these cards. Under this agreement, a sale is normally charged to the purchaser's card account and is paid to the Company in cash within a few days of the date of purchase, although the Company may provide the purchased services days, weeks or months later. In 2002, the Company processed approximately $633.0 million in MasterCard and Visa charges under its merchant processing agreement.

    On September 21, 2001, the bank notified the Company that it had determined that the terrorist attacks of September 11, 2001, the ensuing grounding of commercial flights by the Federal Aviation Administration, and the significant uncertainty about the level of future air travel entitled the bank to retain cash collected by it on processed card charges as a deposit, up to 100% of the full dollar amount of purchased services to be provided at a future date. If the Company fails to perform pre-paid services which are purchased by a charge to a card, the purchaser may be entitled to obtain a refund which, if not paid by the Company, is the obligation of the bank. The deposit secures this potential obligation of the bank to make such refunds.

    The bank exercised its right to withhold distributions beginning shortly after its notice to the Company. As of September 30, 2003, the bank had withheld $43.2 million in cash. As of December 31, 2002, the bank had withheld $30.0 million in cash. The deposits as of September 30, 2003 and December 31, 2002 constituted approximately 60% of the Company's total future obligations to provide services purchased by charges to card accounts as of those dates. As of September 30, 2003, that percentage was subject to increase up to either 75% or 100%, in the event that certain restrictive covenants were not met. A deposit of 100% of this obligation would have resulted in the additional retention of $28.8 million by the bank at September 30, 2003 and $20.0 million at December 31, 2002. The bank's right to maintain a deposit does not terminate unless, in its reasonable judgment and at its sole discretion, it determines that a deposit is no longer required.

    On October 10, 2003, the Company amended its agreement with its principal credit card processing bank to reflect an extension for the processing and collection of sales charged on MasterCard and Visa cards until December 31, 2004. In order to secure this extension, the Company agreed to increase the amount of pre-paid sales that the bank holds on deposit from 60% to 100%. The effect of increasing this percentage was to reduce the Company's cash balance by approximately $30 million between September 30, 2003 and October 31, 2003 as compared to what the Company's cash balance would have been with a 60% holdback of pre-paid sales. The credit card processing bank has agreed to negotiate a further amendment to this agreement, which would provide a new set of covenants governing the amount held by the bank, and would contain provisions under which the pre-paid retention percentage might be reduced in future periods. However, the Company can provide no assurances that it will be able to reduce the percentage below 100% in future periods for this agreement.

    The Company has the right to terminate its agreement with the bank upon providing 90 days notice, as does the bank. In the event of such termination, the bank may retain a deposit equal to the amount of purchased services not yet performed, for up to 24 months from the date of termination.

    Although the Company continues to process significant dollar amounts of ticket sales using credit cards other than MasterCard and Visa, as of September 30, 2003, no cash deposit requirements had been implemented by the issuers or processors of those cards.

    Surety Bonds. The Company has historically provided surety bonds to airport authorities and selected other parties, to secure the Company's obligation to these parties. The DOT also requires the Company to provide a surety bond or an escrow to secure potential refund claims of charter customers who have made prepayments to the Company for future transportation. One issuer currently provides all surety bonds issued on behalf of the Company.

    Prior to the terrorist attacks of September 11, 2001, the Company had provided a letter of credit of $1.5 million as security to the issuer for its total estimated surety bond obligations, which were $20.9 million at August 31, 2001. Effective October 5, 2001, the issuer required the Company to increase its letter of credit to 50% of its estimated surety bond liability. Effective January 16, 2002, the issuer implemented a requirement for the Company's letter of credit to secure 100% of estimated surety bond obligations, which totaled $19.8 million. The Company's letter of credit was adjusted accordingly, and the Company is subject to future adjustments of its letter of credit based upon further revisions to the estimated liability for total surety bonds outstanding. As of September 30, 2003, the letter of credit requirement decreased to $15.2 million, reflecting an actual decline in outstanding charter deposit obligations of the Company. The Company has the right to replace the issuer with one or more alternative issuers of surety bonds, although the Company can provide no assurance that it will be able to secure more favorable terms from other issuers. The Company entered into an escrow arrangement in lieu of its letter of credit effective December 15, 2003. The arrangement requires us to place receipts for certain charter flights into an escrow account until the flight occurs.

    In addition, the Company must provide secured letters of credit in satisfaction for various other regulatory requirements. As of September 30, 2003, the Company's secured letters of credit, including the letter of credit securing the DOT surety bond obligations discussed above, totaled $40.5 million. The funds collateralizing these letters of credit is shown as restricted cash on the balance sheet as of September 30, 2003.

FUTURE ACCOUNTING CHANGES

    In April of 2002, the FASB issued Statement of Financial Accounting Standards No. 145, 'Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections' ('FAS 145'). FAS 145 rescinds both FASB Statement of Financial Accounting Standards No. 4, 'Reporting Gains and Losses from Extinguishment of Debt' ('FAS 4'), and an amendment to FAS 4, FASB Statement of Financial Accounting Standards No. 64, 'Extinguishments of Debt Made to Satisfy Sinking Fund Requirements' ('FAS 64'). FAS 4 required that all gains and losses from the extinguishment of debt be aggregated and, if material, be classified as an extraordinary item, net of the related income tax effect. Upon the adoption of FAS 145, all gains and losses on the extinguishment of debt for periods presented in the financial statements will be classified as extraordinary items only if they meet the criteria of APB Opinion 30, 'Reporting the Results of Operation -- Reporting the Effects of Disposal of a Segment of Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions' ('APB 30'). The provisions of FAS 145 relating to the rescission of FAS 4 and FAS 64 shall be applied for fiscal years beginning after May 15, 2002.

    In June of 2002, the FASB issued Statement of Financial Accounting Standards No. 146, 'Accounting for Costs Associated with Exit or Disposal Activities' ('FAS 146'). FAS 146 nullifies Emerging Issues Task Force ('EITF') Issue
No. 94-3, 'Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a

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Restructuring)'. FAS 146 generally requires companies to recognize costs associated with exit activities when they are incurred, rather than at the date of a commitment to an exit or disposal plan, and is to be applied prospectively to exit or disposal activities initiated after December 31, 2002.

    In November 2002, the FASB issued Interpretation No. 45, 'Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others' ('FIN 45'). FIN 45 requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN 45 also expands the disclosure required to be made by a guarantor about its obligations under certain guarantees that it has issued. Initial recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified. The disclosure requirements are effective immediately.

    In January 2003, the FASB issued Interpretation No. 46, 'Consolidation of Variable Interest Entities' ('FIN 46'). FIN 46 requires that companies that control another entity through interests other than voting interests should consolidate the controlled entity. FIN 46 applies to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest in after that date. The related disclosure requirements are effective immediately.

    See 'Financial Statements and Supplementary Data -- Notes to Consolidated Financial Statements -- Note 18 -- Recently Issued Accounting Pronouncements.'

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    The Company is subject to certain market risks, including commodity price risk resulting from aircraft fuel price fluctuations and interest rate risk. The adverse effects of potential changes in these market risks are discussed below. The sensitivity analyses presented do not consider the effects that such adverse changes may have on overall economic activity, nor do they consider additional actions management might take to mitigate the adverse impact of such changes on the Company. See the notes to the consolidated financial statements included in this prospectus for a description of our accounting policies and other information related to these financial instruments.

    Aircraft Fuel Prices. The Company's results of operations are significantly impacted by changes in the price of aircraft fuel. During 2002, aircraft fuel accounted for approximately 14.4% of the Company's operating expenses, compared to 18.4% in 2001. In addition to purchasing fuel-hedging contracts, the Company obtains fuel price fluctuation protection from escalation clauses in certain commercial charter, military charter, bulk scheduled service and mail contracts.

    During 2002 and 2001, the Company entered into fuel hedge contracts to reduce the volatility of fuel prices, using heating oil swaps. As of September 30, 2003, it had no outstanding fuel hedge agreements.

    Market risk is estimated as a hypothetical 10% increase in the December 31, 2002 cost per gallon of fuel. As of December 31, 2002, based on projected 2003 fuel usage, excluding anticipated protection from escalation clauses, such a change would result in an increase in aircraft fuel expense of approximately $19.4 million. As of September 30, 2003, based on a hypothetical 10% increase in the cost per gallon of fuel from the cost per gallon on such date, that risk was $5.4 million for the remainder of 2003. Additionally, we estimate that based on 2004 projected usage, a 10% increase in fuel cost over the September 30, 2003 price per gallon of fuel would result in an increase in our fuel expenses by approximately $24.0 million for the 2004 fiscal year.

    Interest Rates. The Company's results of operations are affected by fluctuations in market interest rates. As of September 30, 2003, the majority of the Company's variable-rate debt was comprised of approximately $168.0 million of variable-rate debt through the secured term loan. As of December 31, 2002, the majority of the Company's variable-rate debt was comprised of approximately $168.0 million and $8.4 million, respectively, of variable-rate debt through the secured term loan, and debt funding aircraft pre-delivery deposits. As of December 31, 2001, the majority of the Company's variable-rate debt was comprised of approximately $35.0 million and

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$118.2 million, respectively, of variable-rate debt through a revolving credit facility, and debt funding aircraft pre-delivery deposits. If interest rates average 100 basis points more on variable-rate debt in 2003, as compared to 2002 average rates, the Company's interest expense would increase by approximately $1.8 million. In comparison, if interest rates averaged 100 basis points more on variable-rate debt in 2002, as compared to 2001 average rates, the Company's interest expense would have increased by approximately $1.5 million.

    As of September 30, 2003, and December 31, 2002 and 2001, the majority of the Company's fixed-rate debt was comprised of unsecured debt with a carrying value of $300.0 million. Based upon a calculation of discounted future cash flows using current incremental borrowing rates as of the end of the year for similar types of instruments, the fair value as of September 30, 2003 of this fixed-rate debt is estimated to be approximately $306.6 million. Market risk, estimated as the potential increase in fair value resulting from a hypothetical 100 basis point decrease in market interest rates, was approximately $11.2 million as of September 30, 2003. As of December 31, 2002, that risk was approximately $32.5 million. As of December 31, 2001, that risk was approximately $17.2 million.

    If 2003 average short-term interest rates had decreased by 100 basis points as compared to 2002 average rates, the Company's projected interest income from short-term investments would have decreased by approximately $2.0 million. In comparison, the Company estimated that if 2002 average short-term interest rates decreased by 100 basis points as compared to 2001 average rates, its interest income from short-term investments would have decreased by approximately $1.8 million as of December 31, 2001.

    All estimated changes in interest income and expense are determined by considering the impact of hypothetical changes in interest rates on the Company's debt and cash balances at September 30, 2003, and December 31, 2002 and 2001.

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                                    BUSINESS

    ATA Holdings owns ATA, the tenth largest passenger airline in the United States based upon 2002 capacity and traffic. The Company is a leading provider of low-cost scheduled airline services, the largest commercial charter airline in the United States based upon revenues for the twelve months ended June 30, 2002, and is one of the largest providers of passenger airline services to the U.S. military, based upon 2002 revenue. The Company was incorporated in Indiana in 1984.

    The following table summarizes the Company's revenue sources for the periods indicated:

                           NINE MONTHS ENDED
                             SEPTEMBER 30,                  YEAR ENDED DECEMBER 31,
                           -----------------   --------------------------------------------------
                             2003      2002      2002       2001       2000       1999      1998
                             ----      ----      ----       ----       ----       ----      ----
                                                   (DOLLARS IN MILLIONS)
Scheduled Service........  $  816.3   $664.4   $  886.6   $  820.7   $  753.3   $  624.6   $511.3
                           --------   ------   --------   --------   --------   --------   ------
Military/Government
  Charter................     229.8    130.6      177.9      167.5      188.6      126.2    121.9
Commercial Charter.......      55.6    108.1      131.3      192.2      246.7      263.8    222.6
                           --------   ------   --------   --------   --------   --------   ------
    Total Charter
      Service............     285.4    238.7      309.2      359.7      435.3      390.0    344.5
                           --------   ------   --------   --------   --------   --------   ------
Other....................      47.7     63.3       81.6       95.1      103.0      107.8     63.6
                           --------   ------   --------   --------   --------   --------   ------
    Total................  $1,149.4   $966.4   $1,277.4   $1,275.5   $1,291.6   $1,122.4   $919.4
                           --------   ------   --------   --------   --------   --------   ------
                           --------   ------   --------   --------   --------   --------   ------
Percentage of
  Consolidated Revenues:
    Scheduled Service....      71.0%    68.8%      69.4%      64.3%      58.3%      55.7%    55.6%
    Military/Government
      Charter............      20.0%    13.5%      13.9%      13.1%      14.6%      11.2%    13.3%
    Commercial Charter...       4.8%    11.2%      10.3%      15.1%      19.1%      23.5%    24.2%

SCHEDULED SERVICE

    The Company provides scheduled airline services on selected routes where it believes that it can be a leading carrier in those markets, focusing primarily on low-cost, nonstop or direct flights. The Company currently provides scheduled service primarily from its gateway cities of Chicago-Midway and Indianapolis to popular vacation and business destinations such as Phoenix, Las Vegas, Florida, California, Mexico and the Caribbean, as well as to New York's LaGuardia Airport, Philadelphia, Denver, Dallas-Ft. Worth, Washington, D.C., Boston, Seattle, Minneapolis-St. Paul, Newark, Charlotte and Pittsburgh. The Company also provides trans-Pacific service between the Western United States and Hawaii.

    The Company owns all of the issued and outstanding stock of Chicago Express, which currently operates a fleet of 17 SAAB 340B 34-seat propeller aircraft and provides commuter passenger scheduled service between Chicago-Midway and the cities of Indianapolis, Cedar Rapids, Dayton, Des Moines, Flint, Grand Rapids, Lexington, Madison, Milwaukee, Moline, Toledo, South Bend, and Springfield.

    Included in the Company's jet scheduled service are bulk-seat sales agreements with tour operators. Under these arrangements, a tour operator purchases a large portion of the seats on an aircraft and assumes responsibility for distribution of those seats. The Company sells the remaining seats on these flights through its own scheduled service distribution network. Under bulk-seat sales arrangements, the Company is obligated to provide transportation to the tour operators' customers even in the event of non-payment to the Company by tour operators. To reduce its credit exposure under these arrangements, the Company requires a letter of credit or prepayment of a portion of the contract price.

MILITARY/GOVERNMENT CHARTER SERVICE

    The Company has provided passenger airline services to the U.S. military since 1983 and is currently one of the largest commercial airline providers of these services. The Company believes

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that because these operations are generally less seasonal than scheduled service, and because the military contract provides full reimbursement for actual fuel expenses, they have a stabilizing impact on the Company's operating margins. The U.S. Government awards one year contracts for its military charter business and pre-negotiates contract prices for each type of aircraft that a carrier makes available. Each contract year extends from October 1 through September 30. The Company primarily uses its fleet of four Lockheed L-1011-500 aircraft and certain Lockheed L-1011-50 and 100 aircraft to support this military business, since these aircraft have a range and seating configuration preferred by the military.

    The Company is subject to biennial inspections by the U.S. Department of Defense as a condition of retaining its eligibility to perform military charter flights. The last such inspection was successfully completed in September 2003.

COMMERCIAL CHARTER SERVICE

    The Company provides commercial charter passenger airline services, primarily through U.S. tour operators. The most significant portion of commercial charter revenue is derived from contracts with tour operators for repetitive, leisure oriented round-trip patterns, operating over varying periods of time. Under such contracts, the tour operator pays a fixed price for use of the aircraft and assumes responsibility and risk for the actual sale of the available aircraft seats. Under most of its contracts with tour operators, the Company passes through increases in fuel costs from a contracted price. The Company is required to absorb increases in fuel costs that occur within 14 days of flight time.

    In 2001 and 2002, commercial charter revenue declined significantly, primarily due to the retirement of certain Lockheed L-1011 and Boeing 727-200 aircraft that were historically used in commercial charter flying. The Company's replacement fleets of new Boeing 737-800 and Boeing 757-300 aircraft are economically disadvantaged when used in the lower-utilization charter business, due to their higher fixed ownership cost. Consequently, the Company expects future commercial charter revenue to continue to represent a declining percentage of total revenue.

INDUSTRY OVERVIEW

    The terrorist attacks of September 11, 2001, and generally weak economic conditions of the past several years that are only recently abating, have adversely affected the Company and the airline industry. The industry as a whole, and the Company, suffered very significant financial losses in 2001 and 2002. During 2002, two major air carriers, US Airways Group, Inc. and UAL Corporation, filed for reorganization under Chapter 11 of the United States Bankruptcy Code. (US Airways Group, Inc. emerged from bankruptcy protection on March 31, 2003.) Historically, air carriers involved in reorganizations have substantially reduced their fares, which could reduce airline yields of the Company and other airlines further from current levels. Certain air carriers are seeking to recover financially, at least partially, by reducing their seat capacity. As this is accomplished by eliminating aircraft from operating fleets, the fair value of aircraft owned by the Company and other airlines may be adversely affected. The Company has recorded substantial charges to earnings resulting from fleet retirements and impairments in 2001 and 2002. However, during this period the Company has substantially replaced its fleet of aging aircraft with new fuel-efficient Boeing aircraft. The industry and the Company have also been adversely impacted by substantially higher insurance costs, fuel costs and higher passenger security costs.

    The Company has benefited from some of the U.S. Government's initiatives for assisting the airline industry. Most significant to the Company was the Stabilization Act passed in 2001, which provided for, among other things, up to $5.0 billion in compensation to U.S. airlines and air cargo carriers for direct and incremental losses resulting from the September 11, 2001 terrorist attacks, and provided up to $10.0 billion in U.S. Government guarantees of certain loans made to air carriers, which are administered by the newly-established ATSB. The Company received $50.1 million in U.S. Government grant compensation in 2001 and 2003. The Company also obtained in late 2002 a $168.0 million secured term loan, of which $148.5 million is guaranteed by the ATSB.

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    On April 16, 2003, President Bush signed into law the Supplemental Act. The
Supplemental Act makes available $2.3 billion in reimbursement to U.S. air carriers for expenses incurred and revenue foregone related to enhanced aviation security subsequent to September 11, 2001. Under the Supplemental Act, we received $37.2 million in cash reimbursements on May 15, 2003. In addition, the Supplemental Act temporarily suspended the payment of the aviation security infrastructure fee by us from June 1, 2003 to September 30, 2003, which saved us approximately $1.4 million over that period. The Supplemental Act also suspended the collection and payment of the September 11 security fee for tickets sold between June 1, 2003 and September 30, 2003.

COMPANY STRATEGY

    The Company intends to combat the adverse industry conditions by enhancing its position as a leading provider of passenger airline services in selected markets where it can capitalize on its competitive strengths. The key components of this strategy are:

RESTRUCTURE ITS INDEBTEDNESS AND ENSURE SUFFICIENT CASH TO FUND OPERATIONS

    The Company's management is focused on development and implementation of a plan to ensure sufficient cash to fund its operations during the next
12 months. In addition to the assistance the Company has already received in the form of U.S. Government grant compensation and the secured term loan, the plan calls for focusing marketing efforts on those routes where the Company believes it can be a leading provider of passenger air transportation and implementing a number of cost-saving initiatives the Company believes will enhance its low-cost advantage. There are significant risks which could cause the Company's future financial performance to be different from that projected. These risks relate primarily to further declines in demand for air travel, further increases in fuel prices, the evolving effects of the two major airline bankruptcies filed in 2002, the possibility of other airline bankruptcy filings, and the uncertain outcome and geopolitical impact of the recent Iraq War and other existing and potential conflicts in the Middle East and elsewhere.

PARTICIPATE IN MARKETS WHERE IT CAN BE A LEADER

    The Company generally focuses on markets where it believes it can be a leading provider of airline services. In scheduled service, the Company concentrates on routes where it believes it can be the number one or number two carrier. The Company achieves this result principally through nonstop schedules, value-oriented pricing, and focused marketing efforts and certain airport and aircraft advantages. The Company is a leading provider of commercial and military charter services in large part because of its variety of aircraft types, superior operational performance and its worldwide service capability. The Company intends to expand its operations selectively in areas where it believes it can achieve attractive financial returns.

MAINTAIN LOW-COST POSITION AND MAXIMIZE AIRCRAFT UTILIZATION

    For 2002, 2001 and 2000, the Company's consolidated CASM of 8.17[c], 8.45[c] and 7.86[c], respectively, was one of the lowest among large U.S. passenger airlines. The Company believes that its low-cost structure is essential to its continued viability in the highly competitive airline industry. Notwithstanding the currently adverse industry conditions, the Company seeks to further lower its CASM by enhancing its aircraft utilization, or the average number of hours flown per aircraft per day. This strategy has become increasingly important with the delivery of many new aircraft in the last several years.

COMPETITION

    The Company's products and services encounter varying degrees of competition in the markets it serves.

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COMPETITION FOR SCHEDULED SERVICES

    In scheduled service, the Company competes both against the large U.S. scheduled service airlines and against smaller regional or start-up airlines. Competition is generally on the basis of price, schedule and frequency, quality of service and convenience.

COMPETITION FOR MILITARY/GOVERNMENT CHARTER SERVICES

    The Company competes for military and other government charters primarily with smaller U.S. airlines. The allocation of U.S. military air transportation contracts is based upon the number and type of aircraft a carrier makes available for use to the military, among other factors. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year Ended December 31, 2002 Versus Year Ended December 31, 2001 -- Operating Revenues -- Military/Government Charter Revenues' for more information on how the military awards these charters.

COMPETITION FOR COMMERCIAL CHARTER SERVICES

    In the commercial charter market, the Company competes against both the major U.S. scheduled airlines and small U.S. charter airlines. The scheduled carriers compete with the Company's commercial charter operations by wholesaling discounted seats on scheduled flights to tour operators, promoting packaged tours to travel agents for sale to retail customers and selling discounted, airfare-only products to the public.

FLIGHT OPERATIONS AND AIRCRAFT MAINTENANCE

    Worldwide flight operations are planned and controlled by the Company's Flight Operations group based in Indianapolis, Indiana, which is staffed on a 24-hour basis, seven days a week. Logistical support necessary for extended operations away from the Company's fixed bases is coordinated through its global communications network. The Company has the ability to dispatch maintenance and operational personnel and equipment as necessary to support temporary operations around the world.

    The Company's Maintenance and Engineering Center is located at Indianapolis International Airport. This facility is an FAA-certified repair station and has the capability to perform routine and non-routine maintenance on the Company's aircraft. The Company also has a maintenance facility at the Chicago-Midway Airport, which is used to provide line maintenance for the Boeing 757-200, Boeing 757-300 and Boeing 737-800 fleets. The Company has approximately 1,190 employees supporting its aircraft maintenance operations, and currently maintains 17 permanent maintenance facilities, including its Indianapolis and Chicago facilities.

FUEL PRICE RISK MANAGEMENT

    The Company has fuel reimbursement clauses and guarantees which applied to approximately 29.4%, 32.0% and 33.5% respectively, of consolidated revenues in 2002, 2001 and 2000. The Company occasionally enters into fuel-hedging contracts to reduce volatility of fuel prices for a portion of its scheduled service fuel needs. As of September 30, 2003, the Company had no outstanding fuel hedge contracts.

INSURANCE

    The Company carries types and amounts of insurance customary in the airline industry, including coverage for public liability, passenger liability, property damage, aircraft loss or damage, baggage and cargo liability and workers' compensation. Under the Company's current insurance policies, it will not be covered by such insurance were it to fly, without the consent of its insurance provider, to certain high-risk countries. The Company will support certain U.S. Government operations in areas where its insurance policy does not provide coverage when the U.S. Government provides replacement insurance coverage.

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    Immediately following the September 11, 2001 terrorist attacks, the
Company's aviation insurers, and other air carriers' aviation insurers, reduced the maximum amount of available liability insurance coverage for losses related to persons other than passengers and employees, resulting from acts of terrorism, war, hijacking or other similar perils (war-risk coverage) and significantly increased their premiums for this reduced coverage. Pursuant to the Stabilization Act and other enabling legislation, the U.S. Government has issued supplemental war-risk coverage to U.S. air carriers, including the Company, which will expire in August 2004. The U.S. Government has not announced whether its coverage will be extended beyond that date. It is anticipated that following expiration of the supplemental war-risk coverage, a commercial product for war-risk coverage will become available, but the Company expects that it may incur significant additional costs for this coverage.

EMPLOYEES

    As of September 30, 2003, the Company had approximately 7,900 full and part-time employees, approximately 2,900 of whom were represented under collective bargaining agreements. The Company's flight attendants are represented by the AFA. The current collective bargaining agreement with the AFA will become subject to amendment, but will not expire, in October 2004. The Company's cockpit crews are represented by the ALPA. The current collective bargaining agreement with the ALPA will become subject to amendment, but will not expire, in June 2006. The Company's flight dispatchers are represented by the TWU. The current collective agreement with the TWU will become subject to amendment, but will not expire, in August 2004. The Company's ramp service agents elected to be represented by the IAM in February 2001. The Company began negotiations with the IAM in May 2001, but no collective bargaining agreement has been finalized. In February 2002, the Company's aircraft mechanics elected to be represented by the AMFA. The Company began negotiations with AMFA in October 2002, but no collective bargaining agreement has been finalized.

    While the Company believes that relations with its employees are good, any prolonged dispute with employees, whether or not represented by a union, could have an adverse impact on the Company's operations.

REGULATION

    The Company is subject to a wide range of governmental regulation, including that of the DOT and the FAA.

    The DOT principally regulates economic matters affecting air service, including air carrier certification and fitness; insurance; leasing arrangements; allocation of route rights and authorization of proposed scheduled and charter operations; allocation of landing slots and departing slots; consumer protection; and competitive practices. The FAA primarily regulates flight operations, especially matters affecting air safety, including airworthiness requirements for each type of aircraft and crew certification. The FAA requires each carrier to obtain an operating certificate and operations specifications authorizing the carrier to fly to specific airports using specified equipment.

    In 2001, the Aviation and Transportation Security Act ('Aviation Security Act') was signed into law, creating the Transportation Security Administration ('TSA') within the DOT and requiring substantially all aspects of civil aviation passenger security and screening to be placed under federal control in 2002. The cost of the provisions set forth in the Aviation Security Act are partially funded by a security fee of $2.50 per passenger enplanement, limited to $5 per one-way trip and $10 per round trip. Air carriers, including the Company, began collecting the new fee on ticket sales beginning in February 2002. However, the Supplemental Act temporarily suspended the payment of the security fee from June 1, 2003 to September 30, 2003.

    The Aviation Security Act is also funded by a separate security infrastructure fee assessed to each air carrier beginning in the second quarter of 2002. The amount of the air carrier assessment is payable monthly and is equal to the amount each air carrier spent on aviation security in 2000. Based on the Company's 2002 data, the monthly payment, which was effective as of February 18,

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2002, is approximately $0.4 million. However, the Supplemental Act temporarily suspended the payment of the security infrastructure fee from June 1, 2003 to September 30, 2003, resulting in savings to the Company of approximately $1.4 million over that period.

    Several aspects of airline operations are subject to regulation or oversight by federal agencies other than the DOT and FAA. The United States Postal Service has jurisdiction over certain aspects of the transportation of mail and related services provided by the Company through its subsidiary, ATA Cargo, Inc. Labor relations in the air transportation industry are generally regulated under the Railway Labor Act, which vests in the National Mediation Board certain regulatory powers with respect to disputes between airlines and labor unions arising under collective bargaining agreements. The Company is subject to the jurisdiction of the Federal Communications Commission regarding the utilization of its radio facilities. In addition, the Immigration and Naturalization Service, the U.S. Customs Service, and the Animal and Plant Health Inspection Service of the Department of Agriculture have jurisdiction over inspection of the Company's aircraft, passengers and cargo to ensure the Company's compliance with U.S. immigration, customs and import laws. Also, while the Company's aircraft are in foreign countries, they must comply with the requirements of similar authorities in those countries. The Commerce Department also regulates the export and re-export of the Company's U.S.-manufactured aircraft and equipment.

    In addition to various federal regulations, local governments and authorities in certain markets have adopted regulations governing various aspects of aircraft operations, including noise abatement, curfews and use of airport facilities. Many U.S. airports have adopted a Passenger Facility Charge of up to $4.50 collected from each passenger departing from the airport and remitted by the Company to the applicable airport authority.

    Based upon bilateral aviation agreements between the U.S. and other nations, and, in the absence of such agreements, comity and reciprocity principles, the Company, as a charter carrier, is generally not restricted as to the frequency of its flights to and from most foreign destinations. However, these agreements generally restrict the Company to the carriage of passengers and cargo on flights which either originate in the U.S. and terminate in a single foreign nation, or which originate in a single foreign nation and terminate in the U.S. The civil aeronautics authorities in the relevant countries must generally specifically approve proposals for any additional charter service. Approval of such requests is typically based on considerations of comity and reciprocity and cannot be guaranteed.

    The Company believes it is in compliance with all requirements necessary to maintain in good standing its operating authority granted by the DOT and its air carrier-operating certificate issued by the FAA. A modification, suspension or revocation of any of the Company's DOT or FAA authorizations or certificates could have a material adverse effect upon the Company.

ENVIRONMENTAL MATTERS

    Our operations are subject to comprehensive Federal, state and local laws and regulations relating to pollution and the protection of the environment, including those governing aircraft noise, the discharge of pollutants into the air and water, the management and disposal of hazardous substances and wastes, and the cleanup of contaminated sites. Some of our operations require environmental permits and controls, and these permits are subject to modification, renewal and revocation by issuing authorities. Although we believe we are in compliance in all material respects with applicable environmental laws, we could incur substantial costs, including cleanup costs, fines, civil or criminal penalties, or third party property damage or personal injury claims as a result of violations of or liabilities under environmental laws or noncompliance with the environmental permits required for our operations.

    At our aircraft line maintenance facilities and the airports we serve, we use materials, such as aircraft deicing fluids, fuel and oils, that are regulated as hazardous under federal, state or local laws. We are required to maintain programs to protect the safety of the employees who use these materials and to manage and dispose of any waste generated in compliance with applicable laws.

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


The Environmental Protection Agency also regulates operations, including air carrier operations, which affect the quality of air in the United States, for example, by discharging air emissions exhaust into the environment. We believe we have made all necessary modifications to our operating fleet to meet fuel-venting requirements and smoke-emissions standards. In addition, noise generated by aircraft is subject to regulation by the FAA under the Airport Noise and Capacity Act of 1990 and its implementing regulations. As a result, we have been and may be required to reduce the number of aircraft or our hours of operation at particular airports, to install noise abatement equipment on our aircraft or to change operational procedures during takeoff and landing. At the present time, our airline equipment and scheduled flights are in material compliance with these and other local noise abatement requirements, and we do not believe any such restrictions will have a material adverse effect on our business, financial condition or results of operations.

    Although we do not expect that the costs associated with ongoing compliance with any of these regulations will have a material impact on our capital expenditures, earnings or competitive position, the adoption of additional or more stringent requirements could increase the cost of our operations, require significant capital expenditures, or result in restrictions on our operations.

PROPERTIES

AIRCRAFT FLEET

    At September 30, 2003, ATA and Chicago Express were certified by the FAA to operate a fleet of 81 aircraft. The following table summarizes the ownership characteristics of each aircraft type as of September 30, 2003.

                                 OWNED (ENCUMBERED-   OPERATING LEASE   OPERATING LEASE
                                  PLEDGED ON DEBT)    (FIXED BUY-OUT)    (NO BUY-OUT)     TOTAL
                                  ----------------    ---------------    ------------     -----
Lockheed L-1011-50 and 100.....            1                  --                 1            2
Lockheed L-1011-500............            4                  --                --            4
Boeing 737-800.................           --                  18                13           31
Boeing 757-200.................           --                  14                 1           15
Boeing 757-300.................           --                  12                --           12
SAAB 340B......................            2                  15                --           17
                                       -----               -----             -----        -----
    TOTAL......................            7                  59                15           81
                                       -----               -----             -----        -----
                                       -----               -----             -----        -----

    In addition, the Company took delivery of one new Boeing 737-800 aircraft in November 2003. The Company also took delivery of one Boeing 757-200 aircraft in connection with the restructure of the GECAS Leases in December 2003.

Lockheed L-1011 Aircraft

    The Company's Lockheed L-1011 aircraft are wide-body aircraft, and have a low ownership cost relative to other wide-body aircraft types. Of the two Lockheed L-1011-50 and 100 aircraft, one has a range of 2,971 nautical miles and one have a range of 3,425 nautical miles. The four Lockheed L-1011-500 aircraft has a range of 5,577 nautical miles. The combined fleet has an average age of approximately 25 years.

Boeing 737-800 Aircraft

    The Company's 31 Boeing 737-800 aircraft are narrow-body aircraft and have a range of 2,500 nautical miles. These aircraft have higher ownership costs than the Company's Lockheed L-1011 fleet, but lower operational costs resulting from reduced fuel consumption, lower maintenance and cockpit crew costs, and improved operating reliability. The fleet has an average age of approximately one year, and the leases on these aircraft have initial terms that expire between June 2016 and December 2022. The proposed aircraft operating lease restructuring would extend the term of certain of these leases, generally by up to two years. See 'Management's Discussion

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


and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Aircraft Operating Lease Restructuring.'

Boeing 757-200 Aircraft

    The Company's 15 Boeing 757-200 aircraft are narrow-body aircraft, all of which have a range of 3,679 nautical miles. These aircraft also have higher ownership costs than the Company's Lockheed L-1011 aircraft, but lower operational costs. In addition, the Company's Boeing 757-200s have the capacity to operate on extended flights over water. The fleet has an average age of approximately five years, and the leases on these aircraft have initial terms that expire between January 2003 and May 2022.

Boeing 757-300 Aircraft

    The Company's 12 Boeing 757-300 aircraft are narrow-body aircraft and have a range of 2,700 nautical miles. These aircraft also have higher ownership costs than the Company's Lockheed L-1011 aircraft, but lower operational costs. The fleet has an average age of approximately one year, and the leases on these aircraft have initial terms that expire between August 2021 and July 2023. The proposed aircraft operating lease restructuring would extend the term of certain of these leases, generally by up to two years. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Aircraft Operating Lease Restructuring.'

SAAB 340B Aircraft

    The Company's 17 SAAB 340B aircraft are commuter aircraft with twin turboprop engines. These 34-seat aircraft have an average age of approximately
11.5 years and the leases on 15 of these aircraft have initial lease terms that expire between September 2009 and March 2012.

GROUND PROPERTIES

    The Company leases three adjacent office buildings in Indianapolis consisting of approximately 136,000 square feet, under leases that expire in December 2007. These buildings are located approximately one mile from the Indianapolis International Airport terminal and are used as principal business offices and for the Indianapolis reservations center.

    The Company's Maintenance and Operations Center is also located at Indianapolis International Airport. This 150,000-square-foot facility was designed to meet the base maintenance needs of the Company's operations, as well as to provide support services for other maintenance locations. In addition, the Company utilizes a 120,000 square-foot office building immediately adjacent to the Company's Indianapolis Maintenance and Engineering Center which is occupied by its Maintenance and Engineering office staff along with the Company's flight operations center.

    The Company leases Hangar No. 2 at Chicago's Midway Airport for an initial lease term expiring in December 2005, subject to two five-year renewal options. This property is used to perform line maintenance on the Company's narrow-body fleets. The Company also leases an 18,700-square-foot reservation facility located near Chicago's O'Hare Airport.

    The Company routinely leases various properties at airports for use by passenger service, flight operations and maintenance staffs.

LEGAL PROCEEDINGS

    Various claims, contractual disputes and lawsuits against the Company arise periodically involving complaints which are routine and incidental to the Company's business. The majority of these lawsuits are covered by insurance. To the knowledge of management, none of these claims involves damages in excess of 10% of the assets of the Company, is a material proceeding under federal or state environmental laws, or is an environmental proceeding brought by a governmental authority involving potential monetary sanctions in excess of $100,000.

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


            DESCRIPTION OF PRINCIPAL INDEBTEDNESS, OPERATING LEASES
                              AND PREFERRED STOCK

FEDERALLY GUARANTEED TERM LOAN ('ATSB TERM LOAN')

    On November 20, 2002, ATA borrowed $168.0 million pursuant to a loan agreement among ATA, ATA Holdings, various lenders and the ATSB. $148.5 million of the ATSB Term Loan is guaranteed by the federal government. The entire ATSB Term Loan is also guaranteed by ATA Holdings and certain of its subsidiaries other than ATA. The loan proceeds were used to pay off all outstanding borrowings under an existing credit facility, which was terminated following this repayment, and to provide cash to collateralize the $48.4 million in letters of credit ATA had outstanding as of September 30, 2002. Net of fees, the remaining proceeds were $104.7 million and are being used for working capital and general corporate purposes. In connection with the ATSB Term Loan, ATA issued warrants representing about 12 percent of its common shares to various lenders and to the ATSB. The exercise price for the warrants is $3.53 per share.

    In the absence of an event of default, the portion of the loan guaranteed by the federal government bears interest equal to:

          the lender's average cost of issuing commercial paper plus
          0.35%, or,

          in the event that this portion of the loan is funded by or assigned to another entity, LIBOR plus 0.40%.

The remainder of the loan bears interest at the greater of:

          LIBOR plus 5.75% or

          the interest rate for the federally guaranteed portion plus an applicable percentage, ranging from 5.50% to 9.50%.

    The loan agreement contains covenants that limit the ability of ATA, ATA Holdings and certain of their subsidiaries to, among other things:

          grant liens on their property;

          make significant investments;

          pay dividends (other than certain dividends on preferred stock) or redeem capital stock;

          liquidate, wind up or dissolve themselves;

          engage in certain sale-leaseback transactions;

          engage in mergers and similar business combinations;

          dispose of assets by merger or otherwise;

          enter new joint ventures or speculative transactions; and prepay debt.

    In addition, for a specified period, ATA Holdings must maintain a number of specified ratios between (1) earnings and indebtedness and (2) earnings and fixed charges. Also, the Company must maintain a cash balance of $40 million.

2004 NOTES

    In 1997, the Company issued $100.0 million principal amount of its 10 1/2% Senior Notes due 2004, which we refer to as the '2004 Notes.' All of the Company's obligations under the 2004 Notes are guaranteed by all of the Company's operating subsidiaries, including ATA. In December 1999, the Company issued an additional $75.0 million principal amount of the 2004 Notes. The terms of the additional 2004 Notes are identical to those of the original 2004 Notes. In January 1998 and January 2000, we exchanged the 2004 Notes for Notes with substantially identical terms, except that the new 2004 Notes were registered under the Securities Act. The 2004 Notes are limited in aggregate principal amount to $175.0 million and will mature on August 1, 2004. Interest on the 2004 Notes accrues at 10 1/2% per annum and is payable semiannually in cash on February 1

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


and August 1 of each year. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.

    Following the Private Exchange Offers, $19.69 million aggregate principal amount of 2004 Notes remain outstanding. Those 2004 Notes will continue to bear interest at 10 1/2% per annum and mature on August 1, 2004, but many of the covenants in the applicable Existing Indenture governing their issuance have been removed.

2005 NOTES

    In 1998, the Company issued $125.0 million principal amount of its 9 5/8% Senior Notes due 2005, which we refer to as the '2005 Notes.' All of the Company's obligations under the 2005 Notes are guaranteed by all of its operating subsidiaries, including ATA. The 2005 Notes are limited in aggregate principal amount to $125.0 million and will mature on December 15, 2005. Interest on the 2005 Notes accrues at 9 5/8% per annum and is payable semiannually in cash on June 15 and December 15 of each year. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.

    Following the Private Exchange Offers, approximately $20.01 million aggregate principal amount of 2005 Notes remain outstanding. Those 2005 Notes will continue to bear interest at 9 5/8% per annum and mature on December 15, 2005, but many of the covenants in the applicable Existing Indenture governing their issuance have been removed.

AIRCRAFT PRE-DELIVERY DEPOSIT FINANCE FACILITIES

    In 2000, we entered into three finance facilities to fund pre-delivery deposits on new Boeing 757-300 and Boeing 737-800 aircraft. These facilities provided for up to $173.2 million in pre-delivery deposit funding. As of December 31, 2002, two of these facilities had terminated. As of September 30, 2003, we had no borrowings under these facilities.

SECURED NOTES PAYABLE

    In 2000, we issued two $11.5 million variable rate five-year notes, each collateralized by one Lockheed L-1011-500 aircraft. As of September 30, 2003, these notes have a combined remaining balance of $11.8 million.

OPERATING LEASES

    We have entered into aircraft operating leases with several lessors in connection with the aircraft in our fleet. In general our aircraft operating leases are structured as long-term finance leases, with lease terms of 18 to 22 years and in some cases include an early buyout option typically exercisable after seventeen years. Pursuant to agreements entered into between 1999 and 2001, we agreed to take delivery of approximately 50 aircraft subject to these aircraft operating leases in 2001 through 2004. In addition to payment of the rent under the lease, during the term of the lease we are obligated to perform maintenance on the aircraft and maintain insurance coverage. The leases do not provide for termination prior to the end of the lease term other than by the lessor following an event of default or by us through an obsolescence termination right that normally is expected to be costly to us, and do not allow us to assign our rights under the lease or enter into a sublease without the lessor's consent. The principal events that give rise to an event of default under the aircraft operating leases are: our failure to make rent or other payments as they come due, our failure to obtain and maintain insurance for the aircraft, our default under any other aircraft operating lease with the same lessor, and our bankruptcy or insolvency. If we experience an event of default under an aircraft operating lease, at the expiration of the cure period the lessor will generally have the right to terminate the lease by written notice and repossess the aircraft or accelerate the remaining lease payments over the term of the lease. The lessor may apply all or any portion of any security deposit we have made against the amounts due under the lease.

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


    At the time that we entered into the majority of our aircraft operating leases, we structured the stream of rent payments to feature higher monthly payments at the beginning of the lease term and lower monthly payments at the end of the term, so as to minimize the effective financing cost to us of the structured lease. For accounting purposes, we record rent under the aircraft operating leases based on the straight-line method of equal monthly payments over the term of the lease. As a result, in the early portion of the lease terms we record the difference between the cash rent we pay and the book rent we record as prepaid rent on our balance sheet. In the operating lease restructuring we repriced selected leases so as to defer payments of some rent that would have been due between March 2003 and March 2005 until later in the lease terms. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Aircraft Operating Lease Restructuring.'

MORTGAGES

    In 1999, we obtained an $8.0 million loan secured by a 15-year mortgage on our Maintenance and Operations Center. In 2000, we obtained a $10.0 million loan secured by a 14-year mortgage on our Indianapolis Maintenance Hangar. As of September 30, 2003, these two mortgages have a combined remaining balance of $14.9 million.

PREFERRED STOCK

    Series A Preferred. In the last half of 2000, the Company issued and sold 500 shares of Series A redeemable preferred stock, without par value ('Series A Preferred'), at a price and liquidation amount of $100,000 per share. The Series A Preferred is optionally redeemable by the Company under certain conditions, but the Company must redeem the Series A Preferred in equal semiannual payments beginning December 28, 2010 and ending December 28, 2015. Optional redemption by the Company may occur at a redemption premium of 50.0% of the dividend rate beginning December 28, 2003, decreasing 10.0% per year to 20.0% of the dividend rate commencing December 28, 2006 and to 0.0% after the seventh year from issuance. Prior to the third anniversary of issuance, the Company may redeem the Series A Preferred with the net proceeds of a public offering of the Company's common stock.

    Series B Preferred. Also, in the last half of 2000, the Company issued and sold 300 shares of Series B convertible redeemable preferred stock, without par value ('Series B Preferred'), at a price and liquidation amount of $100,000 per share. The Series B Preferred is convertible into shares of the Company's common stock at a conversion rate of 6,381.62 shares of common stock per share of Series B Preferred at a conversion price of $15.67 per share of common stock, subject to antidilution adjustments. The Series B Preferred is optionally redeemable by the Company under certain conditions, but the Company must redeem the Series B Preferred no later than September 20, 2015. Optional redemption by the Company may occur at 103.6% of the liquidation amount beginning September 20, 2003, decreasing by 0.3% of the liquidation amount per year to 100.0% of the liquidation amount at the mandatory redemption date of September 20, 2015.

    The issuance and sale of the Series A and Series B Preferred was exempt from registration requirements under Section 4(2) of the Securities Act, which applies to private offerings of securities. The proceeds of the issuances of the Series A and Series B Preferred were used to finance aircraft pre-delivery deposits on Boeing 757-300 and Boeing 737-800 aircraft ordered by the Company and for other corporate purposes.

                       DESCRIPTION OF THE EXCHANGE NOTES

    For purposes of this summary only, the term 'Company' or 'ATAH' refers to ATA Holdings Corp., and not to any of its subsidiaries. The definitions of certain capitalized terms used in the following summary are set forth under ' -- Certain Definitions.' Whenever particular defined terms of the Indentures not otherwise defined herein are referred to, such defined terms are incorporated herein by reference.

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


    The Private Exchange 2009 Notes were issued under an Indenture (the '2009 Notes Indenture') and the Private Exchange 2010 Notes were issued under an Indenture (the '2010 Notes Indenture' and, together with the 2009 Notes Indentures, the 'Indentures'), each dated as of January 30, 2004, among the Company, as issuer, ATA Airlines, Inc., Ambassadair Travel Club, Inc., ATA Leisure Corp. (formerly ATA Vacations, Inc.), Amber Travel, Inc., American Trans Air Training Corporation, American Trans Air ExecuJet, Inc., ATA Cargo, Inc. (formerly Amber Air Freight Corporation) and Chicago Express Airlines, Inc., as guarantors (each individually referred to as a 'Guarantor' and collectively referred to as the 'Guarantors'), and Wells Fargo Bank Northwest, National Association, as trustee (the 'Trustee').

    The 2009 Exchange Notes will be issued under the 2009 Notes Indenture and the 2010 Exchange Notes will be issued under the 2010 Notes Indenture. The 2009 Exchange Notes will be identical in all material respects to the Private Exchange 2009 Notes and the 2010 Exchange Notes will be identical in all material respects to the Private Exchange 2010 Notes except that the Exchange Notes will be registered under the Securities Act and will be free of any obligation regarding registration, including the payment of additional interest upon failure to file or have declared effective an exchange offer registration statement or to consummate an exchange offer or otherwise register the Private Exchange Notes for resale by certain dates. We have filed a copy of the Indentures as an exhibit to the registration statement which includes this prospectus. Unless stated specifically herein to the contrary, the following description applies equally to the Private Exchange Notes and to the Exchange Notes.

    The following summary of certain provisions of the Indentures and the Exchange Notes does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Indentures, including the definitions of certain terms therein and those terms made a part thereof by the Trust Indenture Act of 1939, as amended (the 'Trust Indenture Act'). A copy of the Indentures and the Exchange Notes is available upon request from the Company.

GENERAL ASPECTS OF THE EXCHANGE NOTES

    The Exchange Notes will be unsecured senior obligations of the Company. The 2009 Exchange Notes will mature on February 1, 2009. The 2010 Exchange Notes will mature on June 15, 2010. Each 2009 Exchange Note will initially bear interest at 13% per annum beginning on the Closing Date. Beginning on August
1, 2006, each 2009 Exchange Note will bear interest at 14% per annum. Each 2010 Exchange Note will initially bear interest at 12 1/8% per annum beginning on the Closing Date. Beginning on June 15, 2006, each 2010 Exchange Note will bear interest at 13 1/8% per annum. We will pay interest on the 2009 Exchange Notes semiannually (to holders of record at the close of business on the January 15 or July 15 immediately preceding the Interest Payment Date) on February 1 and August 1 of each year, commencing August 1, 2004. We will pay interest on the 2010 Exchange Notes semiannually (to holders of record at the close of business on the June 1 or December 1 immediately preceding the Interest Payment Date) on June 15 and December 15 of each year, commencing June 15, 2004.

    Principal of, premium, if any, and interest on the Exchange Notes will be payable, and the Notes may be exchanged or transferred, at the office or agency of the Company in the Borough of Manhattan, the City of New York; provided that, at our option, payment of interest may be made by check mailed to the holders of Exchange Notes ('Holders') at their addresses as they appear in the Security Register.

    The Exchange Notes will be issued only in fully registered form, without coupons, in denominations of $1,000 of principal amount and any integral multiple thereof. See 'Book-Entry; Delivery and Form.' No service charge will be made for any registration of transfer or exchange of Notes, but we may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith.

MANDATORY REDEMPTION

    The Company is required to redeem (i) 2009 Notes, in a principal amount equal to the applicable Mandatory Redemption Amount on August 1, 2005 and (ii) 2010 Notes, in a principal amount equal to the applicable Mandatory Redemption Amount, on June 15, 2005, in each case on a pro rata basis with respect to holders of the 2009 Notes or the 2010 Notes, as the case may be, without premium or penalty, plus accrued and unpaid interest to the redemption date. The 'Mandatory Redemption Amount' is (i) with respect to the 2009 Notes, $7,765,500 and (ii) with respect to the 2010 Notes, $5,249,750. Such redemptions will equal approximately 4.76% of the principal amount of each of the 2009 Notes and the 2010 Notes issued.

    In addition, under certain circumstances, the Company may be required to offer to purchase the Notes as described below under 'Covenants -- Limitation on Future Issuances,' 'Covenants -- Limitation on Asset Sales' and 'Covenants -- Repurchase of Notes upon a Change of Control.'

OPTIONAL REDEMPTION

    If more than 98% of the outstanding principal amount of either series of Notes are tendered pursuant to an Offer to Purchase, as required by the 'Limitation on Asset Sales' or 'Repurchase of Notes upon a Change of Control' covenant, the Company has the option to redeem the balance of that series of Notes, in whole or in part, at any time or from time to time thereafter up to maturity. Holders must be given between 30 to 60 days' prior notice mailed by first class mail to each Holder's last address as it appears in the Security Register, and the Redemption Price will be equal to the price specified in the Offer to Purchase plus accrued and unpaid interest, if any, to the Redemption Date (subject to the right of Holders of record on the relevant Regular Record Date that is on or prior to the Redemption Date to receive interest due on an Interest Payment Date).

    Each series of Exchange Notes will also be redeemable, at the Company's option, in whole or in part, at any time or from time to time, up to maturity. Holders must be given between 30 to 60 days' prior notice mailed by first class mail to each Holders' last address as it appears in the Security Register, and the redemption will be made at the following Redemption Prices (expressed in percentages of principal amount), plus accrued and unpaid interest, if any, to the Redemption Date (subject to the right of Holders of record on the relevant Regular Record Date that is on or prior to the Redemption Date to receive interest due on an Interest Payment Date), if redeemed during the 12-month period commencing on the applicable date set forth below:

             2009 EXCHANGE NOTES                                  2010 EXCHANGE NOTES
----------------------------------------------       ----------------------------------------------
                                    REDEMPTION                                           REDEMPTION
          RELEVANT DATE               PRICE                    RELEVANT DATE               PRICE
          -------------               -----                    -------------               -----
Closing Date......................    103.5%         Closing Date......................    103.5%
1st Anniversary of Closing Date...    102.5%         1st Anniversary of Closing Date...    102.5%
2nd Anniversary of Closing Date...    101.5%         2nd Anniversary of Closing Date...    101.5%
3rd Anniversary of Closing Date...    101.0%         3rd Anniversary of Closing Date...    101.0%
Thereafter........................    100.0%         Thereafter........................    100.0%

    In the case of any partial redemption, selection of the Exchange Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Exchange Notes are listed. If the Exchange Notes are not listed on a national securities exchange, the redemption will be made by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate, so long as no Exchange Note of $1,000 in principal amount or less shall be redeemed in part. If any Exchange Note is to be redeemed in part only, the notice of redemption relating to such Exchange Note must state the portion of the principal amount of the Exchange Note to be redeemed. A new Exchange Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Exchange Holder upon cancelation of the original Exchange Note.

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


GUARANTEES

    The Company's obligations under the Exchange Notes will be fully and unconditionally guaranteed on an unsecured, unsubordinated basis, jointly and severally, by the Guarantors; so long as no Exchange Note Guarantee is enforceable against any Guarantor in an amount in excess of the net worth of such Guarantor at the time that determination of that net worth is, under applicable law, relevant to the enforceability of such Exchange Note Guarantee. The net worth will include any claim of the Guarantor against the Company for reimbursement and any claim against any other Guarantor for contribution.

    Each Exchange Note Guarantee, other than the Exchange Note Guarantee provided by ATA, will provide by its terms that it will be automatically and unconditionally released and discharged upon any sale, exchange or transfer to any Person that is not an Affiliate of the Company, of all of the Company's and each Restricted Subsidiary's Capital Stock issued by, or all or substantially all the assets of, the Guarantor (which sale, exchange or transfer is not prohibited by the Indentures).

RANKING

    The indebtedness evidenced by the Exchange Notes and the Exchange Note Guarantees will rank equally in right of payment with all existing and future unsubordinated indebtedness of the Company and the Guarantors, respectively, and senior in right of payment to all existing and future subordinated indebtedness of the Company and the Guarantors, respectively. The Exchange Notes and Exchange Note Guarantees will also be effectively subordinated to all existing and future secured indebtedness of the Company and the Guarantors, to the extent of such security.

    At September 30, 2003, and December 31, 2002, after giving pro forma effect to the Private Exchange Offers, the Company and its Subsidiaries (on a consolidated basis) would have had outstanding approximately $515.4 million and $522.2 million, respectively, of indebtedness (including the Notes), approximately $202.6 million and $209.1 million, respectively, of which would have been secured. At September 30, 2003, and December 31, 2002, after giving pro forma effect to the Private Exchange Offers, the Guarantors (on a consolidated basis excluding indebtedness owed to the Company) would have had approximately $515.6 million and $522.4 million, respectively, of indebtedness outstanding (other than the Note Guarantees), approximately $202.6 million and $209.1 million, respectively, of which would have been secured. In addition as of September 30, 2003, after giving effect to the aircraft operating lease restructuring the Company and its subsidiaries (on a consolidated basis) would have had approximately $1.66 billion of aircraft operating lease obligations which come due between September 30, 2003 and February 1, 2009.

    As of September 30, 2003, the ATSB Term Loan was secured by a portion of the Company's receivables, having a value of $23.6 million, as well as two Lockheed L-1011-500 aircraft, one Lockheed L-1011-50 and 100 aircraft, two Saab 340B aircraft, 30 Rolls Royce RB211 spare engines and Boeing 757-200, Boeing 757-300 and 737-800 rotable parts, and may be secured by other assets as provided thereunder. The Exchange Notes will be effectively subordinated to such indebtedness to the extent of such security interests.

CERTAIN DEFINITIONS

    Set forth below is a summary of certain of the defined terms used in the covenants and other provisions of the Indentures. Reference is made to the Indentures for the full definition of all terms as well as any other capitalized term used herein for which no definition is provided.

    'Acquired Indebtedness' means Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary or assumed in connection with an Asset Acquisition by a Restricted Subsidiary and not Incurred in connection with, or in anticipation of, such Person becoming a Restricted Subsidiary or such Asset Acquisition; provided that Indebtedness of such Person which is redeemed, defeased, retired or otherwise repaid at the time of or immediately upon consummation of the transactions by which such Person becomes a Restricted Subsidiary or such Asset Acquisition shall not be Acquired Indebtedness.

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


    'Adjusted Consolidated Net Income' means, for any period, the aggregate net income (or loss) of the Company and its Restricted Subsidiaries for such period determined in conformity with GAAP; provided that the following items shall be excluded in computing Adjusted Consolidated Net Income (without duplication):

        (1) the net income of any Person that is not a Restricted Subsidiary, except to the extent of the amount of dividends or other distributions actually paid to the Company or any of its Restricted Subsidiaries by such Person during such period;

        (2) solely for the purposes of calculating the amount of Restricted Payments that may be made pursuant to clause (C) of the first paragraph of the 'Limitation on Restricted Payments' covenant described below (and in such case, except to the extent includable pursuant to clause (1) above), the net income (or loss) of any Person accrued prior to the date it becomes a Restricted Subsidiary or is merged into or consolidated with the Company or any of its Restricted Subsidiaries or all or substantially all of the property and assets of such Person are acquired by the Company or any of its Restricted Subsidiaries;

        (3) the net income of any Restricted Subsidiary which is not a Guarantor to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of such net income is not at the time permitted by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, Rule or governmental regulation applicable to such Restricted Subsidiary;

        (4) any gains or losses (on an after-tax basis) attributable to Asset Sales;

        (5) except for purposes of calculating the amount of Restricted Payments that may be made pursuant to clause (C) of the first paragraph of the 'Limitation on Restricted Payments' covenant described below, any amount paid or accrued as dividends on Preferred Stock of the Company or any Restricted Subsidiary owned by Persons other than the Company and any of its Restricted Subsidiaries; and

        (6) all extraordinary gains and extraordinary losses.

    'Adjusted Consolidated Net Tangible Assets' means the total amount of assets of the Company and its Restricted Subsidiaries (less applicable depreciation, amortization and other valuation reserves), except to the extent resulting from write-ups of capital assets (excluding writeups in connection with accounting for acquisitions in conformity with GAAP), after deducting therefrom (1) all current liabilities of the Company and its Restricted Subsidiaries (excluding intercompany items) and (2) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as set forth on the most recent quarterly or annual consolidated balance sheet of the Company and its Restricted Subsidiaries, prepared in conformity with GAAP and filed with the Commission or provided to the Trustee pursuant to the 'Commission Reports and Reports to Holders' covenant.

    'Adjusted Consolidated Rental Expense' means, on any Aircraft Transaction Date, (A) Consolidated Rental Expense for the then most recent four fiscal quarters prior to such Aircraft Transaction Date for which reports have been filed with the Commission (the 'Rental Expense Four Quarter Period') plus, without duplication, (B) any rental expense, as determined in conformity with GAAP and as would have been shown on the financial statements of the Company filed with the Commission as part of its periodic reports, in respect of:

        (1) any and all Lease Aircraft Financings related to such Aircraft Transaction Date; and

        (2) any and all Lease Aircraft Financings entered into by the Company prior to such Aircraft Transaction Date in compliance with the 'Limitation on Aircraft Financing' covenant below, including the Lease Aircraft Financings related to the three aircraft identified in clause (1) of that covenant, for which none of the rental expense has been included in Consolidated Rental Expense for any fiscal quarter prior to such Aircraft Transaction Date for which reports have been filed with the Commission, in each case of (1) or (2) above, as if such Lease Aircraft Financing had been in place on the first day of such Rental Expense Four Quarter Period.

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    'Affiliate' means, as applied to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such Person. For purposes of this definition, 'control' (including, with correlative meanings, the terms 'controlling,' 'controlled by' and 'under common control with'), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

    'Aircraft Financing' means, with respect to any acquisition of any aircraft, whether by purchase, lease or otherwise, the financing for such acquisition.

    'Aircraft Transaction Date' means, with respect to any Aircraft Financing, the date the agreement, including any amendment to such an agreement, governing such Aircraft Financing becomes a binding obligation of the parties thereto.

    'Asset Acquisition' means (1) an investment by the Company or any of its Restricted Subsidiaries in any other Person pursuant to which such Person shall become a Restricted Subsidiary or shall be merged into or consolidated with the Company or any of its Restricted Subsidiaries; provided that such Person's primary business is related, ancillary or complementary to the businesses of the Company and its Restricted Subsidiaries on the date of such investment or (2) an acquisition by the Company or any of its Restricted Subsidiaries of the property and assets of any Person other than the Company or any of its Restricted Subsidiaries that constitute substantially all of a division or line of business of such Person; provided that the property and assets acquired are related, ancillary or complementary to the businesses of the Company and its Restricted Subsidiaries on the date of such acquisition.

    'Asset Disposition' means the sale or other disposition by the Company or any of its Restricted Subsidiaries (other than to the Company or another Restricted Subsidiary) of (1) all or substantially all of the Capital Stock of any Restricted Subsidiary of the Company or (2) all or substantially all of the assets that constitute a division or line of business of the Company or any of its Restricted Subsidiaries.

    'Asset Sale' means any sale, transfer or other disposition (including by way of merger, consolidation or sale-leaseback transaction) in one transaction or a series of related transactions by the Company or any of its Restricted Subsidiaries to any Person other than the Company or any of its Restricted Subsidiaries of

        (1) all or any of the Capital Stock of any Restricted Subsidiary (other than directors' qualifying shares),

        (2) all or substantially all of the property and assets of an operating unit or business of the Company or any of its Restricted Subsidiaries or

        (3) any other property and assets of the Company or any of its Restricted Subsidiaries outside the ordinary course of business of the Company or such Restricted Subsidiary and, in each case, that is not governed by the provisions of the Indentures applicable to mergers, consolidations and sales of assets of the Company; provided that 'Asset Sale' shall not include sales or other dispositions of inventory, receivables and other current assets.

    'Average Life' means, at any date of determination with respect to any debt security, the quotient obtained by dividing (1) the sum of the products of (a) the number of years from such date of determination to the dates of each successive scheduled principal payment of such debt security and (b) the amount of such principal payment by (2) the sum of all such principal payments.

    'Capital Stock' means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) in equity of such Person, whether outstanding on the Closing Date or issued thereafter, including, without limitation, all Common Stock and Preferred Stock.

    'Capitalized Lease' means, as applied to any Person, any lease of any property (whether real, personal or mixed) of which the discounted present value of the rental obligations of such Person

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as lessee, in conformity with GAAP, is required to be capitalized on the balance sheet of such Person.

    'Capitalized Lease Obligations' means the discounted present value of the rental obligations under a Capitalized Lease.

    'Change of Control' means such time as:

        (1) a 'person' or 'group' (within the meaning of Sections 13(d) and 14(d)(2) of the Exchange Act) becomes the ultimate 'beneficial owner' (as defined in Rule 13d-3 under the Exchange Act) of more than 35% of the total voting power of the Voting Stock of the Company on a fully diluted basis and such ownership represents a greater percentage of the total voting power of the Voting Stock of the Company, on a fully diluted basis, than is held by the Existing Stockholders and their Affiliates on such date; or

        (2) individuals who on the Closing Date constitute the Board of Directors (together with any new directors whose election by the Board of Directors or whose nomination by the Board of Directors for election by the Company's stockholders was approved by a vote of at least two-thirds of the members of the Board of Directors then in office who either were members of the Board of Directors on the Closing Date or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the members of the Board of Directors then in office.

    This definition has been changed from the analogous definition in the Existing Indentures to remove from subsection (1) above the additional requirement of the occurrence of any downgrading in the rating accorded any of the Company's securities.

    'Closing Date' means January 30, 2004.

    'Consolidated EBITDA' means, for any period, Adjusted Consolidated Net Income for such period plus, to the extent such amount was deducted in calculating such Adjusted Consolidated Net Income,

        (1) Consolidated Interest Expense,

        (2) income taxes (other than income taxes (either positive or negative) attributable to extraordinary and non-recurring gains or losses arising out of sales of assets),

        (3) depreciation expense,

        (4) amortization expense and

        (5) all other non-cash items reducing Adjusted Consolidated Net Income (other than items that will require cash payments and for which an accrual or reserve is, or is required by GAAP to be, made), less all non-cash items increasing Adjusted Consolidated Net Income, all as determined on a consolidated basis for the Company and its Restricted Subsidiaries in conformity with GAAP; provided that, if any Restricted Subsidiary is not a Wholly Owned Restricted Subsidiary, Consolidated EBITDA shall be reduced (to the extent not otherwise reduced in the calculation of Adjusted Consolidated Net Income in accordance with GAAP) by an amount equal to (A) the amount of the Adjusted Consolidated Net Income attributable to such Restricted Subsidiary multiplied by (B) the quotient of (1) the number of shares of outstanding Common Stock of such Restricted Subsidiary not owned on the last day of such period by the Company or any of its Restricted Subsidiaries divided by (2) the total number of shares of outstanding Common Stock of such Restricted Subsidiary on the last day of such period.

    'Consolidated EBITDAR' means, for any period, Consolidated EBITDA for such period plus Consolidated Rental Expense.

    'Consolidated Interest Expense' means, for any period, the aggregate amount of interest in respect of Indebtedness (including, without limitation but without duplication, amortization of original issue discount on any indebtedness and the interest portion of any deferred purchase price payment obligation, calculated in accordance with the effective interest method of accounting; all commissions, discounts and other fees and charges owed with respect to letters of credit and

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bankers' acceptance financing; the net costs associated with Interest Rate
Agreements; and Indebtedness that is Guaranteed or secured by the Company or any of its Restricted Subsidiaries) and the interest component of rentals in respect of Capitalized Lease Obligations paid, accrued or scheduled to be paid or to be accrued by the Company and its Restricted Subsidiaries during such period; excluding, however,

        (1) any amount of such interest of any Restricted Subsidiary if the net income of such Restricted Subsidiary is excluded in the calculation of Adjusted Consolidated Net Income pursuant to clause (3) of the definition thereof (but only in the same proportion as the net income of such Restricted Subsidiary is excluded from the calculation of Adjusted Consolidated Net Income pursuant to clause (3) of the definition thereof),

        (2) any premiums, fees and expenses (and any amortization thereof) payable in connection with the offering of the Notes or the Credit Agreement, all as determined on a consolidated basis (without taking into account Unrestricted Subsidiaries) in conformity with GAAP, and

        (3) any interest or other financing costs associated with loans to students of the Company's training academy, unless such costs are paid by the Company or any Restricted Subsidiary.

    'Consolidated Net Worth' means, at any date of determination, stockholders' equity as set forth on the most recently available quarterly or annual consolidated balance sheet of the Company and its Restricted Subsidiaries (which shall be as of a date not more than 90 days prior to the date of such computation, and which shall not take into account Unrestricted Subsidiaries), less any amounts attributable to Disqualified Stock or any equity security convertible into or exchangeable for Indebtedness, the cost of treasury stock and the principal amount of any promissory notes receivable from the sale of the Capital Stock of the Company or any of its Restricted Subsidiaries, each item to be determined in conformity with GAAP (excluding the effects of foreign currency exchange adjustments under Financial Accounting Standards Board Statement of Financial Accounting Standards No. 52).

    'Consolidated Rental Expense' means, for any period, the aggregate amount of rental expense in respect of Lease Aircraft Financings, as determined in conformity with GAAP and as shown on the financial statements of the Company filed with the Commission as part of its periodic reports.

    'Credit Agreement' means the Loan Agreement dated as of November 20, 2002, among ATA, ATAH, as parent, Govco Incorporated, as primary Tranche A Lender, Citibank, N.A., as alternate Tranche A Lender, Citicorp North America, Inc., as Govco Administrative Agent, Citibank, N.A., as Tranche B Lender, Bearing Point, Inc., as Loan Administrator, Citibank, N.A., as Collateral Agent, Citibank, N.A., as Agent, and Air Transportation Stabilization Board and together with all other instruments and documents executed or delivered pursuant thereto, in each case as such agreement, instruments or documents may be amended (including any amendment and restatement thereof), supplemented, replaced or otherwise modified from time to time in one or more successive transactions (including any such transaction that changes the amount available, replaces the relevant agreement or changes one or more lenders).

    'Currency Agreement' means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement.

    'Default' means any event that is, or after notice or passage of time or both would be, an Event of Default.

    'Disqualified Stock' means any class or series of Capital Stock of any Person that by its terms or otherwise is:

        (1) required to be redeemed prior to the Stated Maturity of the Notes;

        (2) redeemable at the option of the Holder of such class or series of Capital Stock at any time prior to the Stated Maturity of Notes; or

        (3) convertible into or exchangeable for Capital Stock referred to in clause (1) or (2) above or Indebtedness having a scheduled maturity prior to the Stated Maturity of the Notes; provided that any Capital Stock that would not constitute Disqualified Stock but for provisions

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    thereof giving Holders thereof the right to require such Person to repurchase or redeem such Capital Stock upon the occurrence of an 'asset sale' or 'change of control' occurring prior to the Stated maturity of the Notes shall not constitute Disqualified Stock if the 'asset sale' or 'change of control' provisions applicable to such Capital Stock are no more favorable to the Holders of such Capital Stock than the provisions contained in 'Limitation on Asset Sales' and 'Repurchase of Notes upon a Change of Control' covenants described below and such Capital Stock specifically provides that such Person will not repurchase or redeem any such stock pursuant to such provision prior to the Company's repurchase of such Notes as are required to be repurchased pursuant to the 'Limitation on Asset Sales' and 'Repurchase of Notes upon a Change of Control' covenants described below.

    'Exchange Note Guarantee' means any Guarantee of the Exchange Notes by a Guarantor.

    'Existing Preferred Stock' means (1) the Series A Preferred Stock of ATAH and (2) the Series B Preferred Stock of ATAH outstanding on the Closing Date.

    'Existing Stockholders' means J. George Mikelsons, his spouse, his issue, any trust for any of the foregoing and any Affiliate of any of the foregoing.

    'Fair Market Value' means the price that would be paid in an arm's-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy, as determined in good faith by the Board of Directors, whose determination shall be conclusive if evidenced by a Board Resolution.

    'Fiscal Year' means the fiscal year of the Company referenced in the reports that the Company files with the Commission.

    'Future Issuance' means each (i) borrowing by the Company or any of its Restricted Subsidiaries from any source (other than Trade Payables and accrued expenses arising in the ordinary course of business or borrowings from the Company or any of its Restricted Subsidiaries), including in the debt capital markets or from commercial bank lenders, after the Closing Date and (ii) issuance of any Capital Stock (other than Disqualified Stock) or any warrants, rights, options or other rights that are convertible into or exercisable for Capital Stock (other than Disqualified Stock) of the Company or any of its Restricted Subsidiaries after the Closing Date, except for issuances of Capital Stock of the Company in connection with the exercise of stock options or similar rights issued as compensation by existing or former officers, directors or employees of the Company or any of its Restricted Subsidiaries.

    'GAAP' means generally accepted accounting principles in the United States of America as in effect as of the Closing Date, including, without limitation, those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession. All ratios and computations contained or referred to in the Indentures

        (1) shall be computed in conformity with GAAP applied on a consistent basis, except that calculations made for purposes of determining compliance with the terms of the covenants and with other provisions of the Indentures shall be made without giving effect to (A) the amortization of any expenses incurred in connection with the offering of the Notes and (B) except as otherwise provided, the amortization of any amounts required or permitted by Accounting Principles Board Opinion Nos. 16 and 17 and

        (2) shall, insofar as they involve the treatment for financial reporting purposes of amounts incurred with engine overhauls, reflect the accounting policy of the Company as in effect as of the Closing Date.

    'Guarantee' means, without duplication, any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person

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        (1) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services (unless such purchase arrangements are on arm's-length terms and are entered into in the ordinary course of business), to take-or-pay, or to maintain financial statement conditions or otherwise) or

        (2) entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided that the term 'Guarantee' shall not include endorsements for collection or deposit in the ordinary course of business. The term 'Guarantee' used as a verb has a corresponding meaning.

    'Incur' means, with respect to any Indebtedness, to incur, create, issue, assume, Guarantee or otherwise become liable for or with respect to, or become responsible for, the payment of, contingently or otherwise, such Indebtedness, including an 'Incurrence' of Acquired Indebtedness; provided that neither the accrual of interest nor the accretion of original issue discount shall be considered an Incurrence of Indebtedness.

    'Indebtedness' means, with respect to any Person at any date of determination (without duplication):

        (1) all indebtedness of such Person for borrowed money;

        (2) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

        (3) all obligations of such Person in respect of letters of credit or other similar instruments (including reimbursement obligations with respect thereto, but excluding obligations with respect to letters of credit (including trade letters of credit) securing obligations (other than obligations described in (1) or (2) above or (5), (6) or (7) below) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if drawn upon, to the extent such drawing is reimbursed no later than the third business day following receipt by such Person of a demand for reimbursement);

        (4) all obligations of such Person to pay the deferred and unpaid purchase price of property or services, which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto or the completion of such services, except Trade Payables;

        (5) all Capitalized Lease Obligations;

        (6) all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided that the amount of such Indebtedness shall be the lesser of (A) the fair market value of such asset at such date of determination and (B) the amount of such Indebtedness;

        (7) all Indebtedness of other Persons Guaranteed by such Person to the extent such Indebtedness is Guaranteed by such Person; and

        (8) to the extent not otherwise included in this definition, obligations under Currency Agreements and Interest Rate Agreements.

        The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation, provided (A) that the amount outstanding at any time of any Indebtedness issued with original issue discount is the face amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at the time of its issuance as determined in conformity with GAAP, (B) that money borrowed and set aside at the time of the Incurrence of any Indebtedness in order to refund the payment of the interest on such Indebtedness shall not be deemed to be 'Indebtedness' and
    (C) that Indebtedness shall not include any liability for federal, state, local or other taxes.

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    'Interest Coverage Ratio' means, on any Transaction Date, the ratio of (1)
the aggregate amount of Consolidated EBITDA for the then most recent four fiscal quarters prior to such Transaction Date for which reports have been filed with the Commission (the 'Four Quarter Period') to (2) the aggregate Consolidated Interest Expense during such Four Quarter Period.

    In making the foregoing calculation:

        (1) pro forma effect shall be given to any Indebtedness Incurred or repaid during the period (the 'Reference Period') commencing on the first day of the Four Quarter Period and ending on the Transaction Date (other than Indebtedness Incurred or repaid under a revolving credit or similar arrangement to the extent of the commitment thereunder (or under any predecessor revolving credit or similar arrangement) in effect on the last day of such Four Quarter Period unless any portion of such Indebtedness is projected, in the reasonable judgment of the senior management of the Company, to remain outstanding for a period in excess of 12 months from the date of the Incurrence thereof), in each case as if such Indebtedness had been Incurred or repaid on the first day of such Reference Period;

        (2) Consolidated Interest Expense attributable to interest on any Indebtedness (whether existing or being Incurred) computed on a pro forma basis and bearing a floating interest rate shall be computed as if the rate in effect on the Transaction Date (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months or, if shorter, at least equal to the remaining term of such Indebtedness) had been the applicable rate for the entire period;

        (3) pro forma effect shall be given to Asset Dispositions and Asset Acquisitions (including giving pro forma effect to the application of proceeds of any Asset Disposition) that occur during such Reference Period as if they had occurred and such proceeds had been applied on the first day of such Reference Period; and

        (4) pro forma effect shall be given to asset dispositions and asset acquisitions (including giving pro forma effect to the application of proceeds of any asset disposition) that have been made by any Person that has become a Restricted Subsidiary or has been merged with or into the Company or any Restricted Subsidiary during such Reference Period and that would have constituted Asset Dispositions or Asset Acquisitions had such transactions occurred when such Person was a Restricted Subsidiary as if such asset dispositions or asset acquisitions were Asset Dispositions or Asset Acquisitions that occurred on the first day of such Reference Period; provided that to the extent that clause (C) or (D) of this sentence requires that pro forma effect be given to an Asset Acquisition or Asset Disposition, such pro forma calculation shall be based upon the four full fiscal quarters immediately preceding the Transaction Date of the Person, or division or line of business of the Person, that is acquired or disposed for which financial information is available.

    'Interest Rate Agreement' means any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement, option or future contract or other similar agreement or arrangement.

    'Investment' in any Person means any direct or indirect advance, loan or other extension of credit (including, without limitation, by way of Guarantee or similar arrangement; but excluding advances to customers in the ordinary course of business that are, in conformity with GAAP, recorded as accounts receivable on the balance sheet of the Company or its Restricted Subsidiaries) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, bonds, notes, debentures or other similar instruments issued by, such Person and shall include:

        (1) the designation of a Restricted Subsidiary as an Unrestricted Subsidiary; and

        (2) the fair market value of the Capital Stock (or any other Investment), held by the Company or any of its Restricted Subsidiaries, of (or in) any Person that has ceased to be a Restricted Subsidiary, including without limitation, by reason of any transaction permitted by

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    clause (3) of the 'Limitation on the Issuance and Sale of Capital Stock of
    Restricted Subsidiaries' covenant; provided that the fair market value of the Investment remaining in any Person that has ceased to be a Restricted Subsidiary shall not exceed the aggregate amount of Investments previously made in such Person valued at the time such Investments were made less the net reduction of such Investments.

    For purposes of the definition of 'Unrestricted Subsidiary' and the 'Limitation on Restricted Payments' covenant described below:

        (1) 'Investment' shall include the fair market value of the assets (net of liabilities (other than liabilities to the Company or any of its Restricted Subsidiaries)) of any Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary;

        (2) the fair market value of the assets (net of liabilities (other than liabilities to the Company or any of its Restricted Subsidiaries)) of any Unrestricted Subsidiary at the time that such Unrestricted Subsidiary is designated a Restricted Subsidiary shall be considered a reduction in outstanding Investments; and

        (3) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer.

    'Lease Aircraft Financing' means any Aircraft Financing that is in the form of a lease that does not constitute Indebtedness.

    'Lien' means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including, without limitation, any conditional sale or other title retention agreement or lease in the nature thereof or any agreement to give any security interest).

    'Moody's' means Moody's Investors Service, Inc. and its successors.

    'Net Cash Proceeds' means,

    (a) with respect to any Asset Sale, the proceeds of such Asset Sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents (except to the extent such obligations are financed or sold with recourse to the Company or any Restricted Subsidiary) and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of

        (1) brokerage commissions and other fees and expenses (including fees and expenses of counsel and investment bankers) related to such Asset Sale,

        (2) provisions for all taxes (whether or not such taxes will actually be paid or are payable) as a result of such Asset Sale without regard to the consolidated results of operations of the Company and its Restricted Subsidiaries, taken as a whole,

        (3) payments made to repay Indebtedness or any other obligation outstanding at the time of such Asset Sale that either (A) is secured by a Lien on the property or assets sold or (B) is required to be paid as a result of such sale; and

        (4) appropriate amounts to be provided by the Company or any Restricted Subsidiary as a reserve against any liabilities associated with such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as determined in conformity with GAAP and

    (b) with respect to any Future Issuance (including any issuance or sale of Capital Stock), the proceeds of such issuance or sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents (except to the extent such obligations are financed or sold with recourse to the Company or any Restricted Subsidiary) and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of attorney's fees, accountants' fees, underwriters' or placement agents'

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fees, discounts or commissions and brokerage, consultant and other fees incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

    'Note Guarantee' means any Guarantee of the Notes by a Guarantor.

    'Offer to Purchase' means an offer to purchase Notes by the Company from the Holders commenced by mailing a notice to the Trustee and each Holder stating:

        (1) the covenant pursuant to which the offer is being made and that all Notes validly tendered will be accepted for payment on a pro rata basis;

        (2) the purchase price and the date of purchase (which shall be a Business day no earlier than 30 days nor later than 60 days from the date such notice is mailed) (the 'Payment Date');

        (3) that any Note not tendered will continue to accrue interest pursuant to its terms;

        (4) that, unless the Company defaults in the payment of the purchase price, any Note accepted for payment pursuant to the Offer to Purchase shall cease to accrue interest on and after the Payment Date;

        (5) that Holders electing to have a Note purchased pursuant to the Offer to Purchase will be required to surrender the Note, together with the form entitled 'Option of the Holder to Elect Purchase' on the reverse side of the Note completed, to the Paying Agent at the address specified in the notice prior to the close of business on the Business Day immediately preceding the Payment Date;

        (6) that Holders will be entitled to withdraw their election if the Paying Agent receives, not later than the close of business on the third Business Day immediately preceding the Payment Date, a telegram, facsimile transmission or letter setting forth the name of such Holder, the principal amount of Notes delivered for purchase and a statement that such Holder is withdrawing his election to have such Notes purchased;

        (7) that Holders whose Notes are being purchased only in part will be issued Notes equal in principal amount to the unpurchased portion of the Notes surrendered; provided that each Note purchased and each Note issued shall be in a principal amount of $1,000 or integral multiples thereof; and

        (8) if more than 98% of the outstanding principal amount of either series of Notes is tendered pursuant to an Offer to Purchase, the Company shall have the right to redeem the balance of that series of Notes at the purchase price specified in such Offer to Purchase, plus (without duplication) accrued and unpaid interest, if any, to the Redemption Date on the principal amount of such series of Notes to be redeemed.

    On the Payment Date, the Company shall:

        (1) accept for payment on a pro rata basis Notes or portions thereof tendered pursuant to an Offer to Purchase;

        (2) deposit with the Paying Agent money sufficient to pay the purchase price of all Notes or portions thereof so accepted; and

        (3) deliver, or cause to be delivered, to the Trustee all Notes or portions thereof so accepted together with an Officers' Certificate specifying the Notes or portions thereof accepted for payment by the Company.

        The Paying Agent shall promptly mail to the Holders of Notes so accepted payment in an amount equal to the purchase price, and the Trustee shall promptly authenticate and mail to such Holders a new Note equal in principal amount to any unpurchased portion of the Note surrendered; provided that each Note purchased and each Note issued shall be in a principal amount of $1,000 or integral multiples thereof. The Company will publicly announce the results of an Offer to Purchase as soon as practicable after the Payment Date. The Trustee shall act as the Paying Agent for an Offer to Purchase. The Company will comply with Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the

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    extent such laws and regulations are applicable, in the event that the
    Company is required to repurchase Notes pursuant to an Offer to Purchase.

    'Permitted Investment' means:

        (1) an Investment in the Company or a Restricted Subsidiary or a Person which will, upon the making of such Investment, become a Restricted Subsidiary or be merged or consolidated with or into or transfer or convey all or substantially all its assets to, the Company or a Restricted Subsidiary; provided that such Person's primary business is related, ancillary or complementary to the businesses of the Company and its Restricted Subsidiaries on the date of such Investment;

        (2) Temporary Cash Investments;

        (3) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses in accordance with GAAP;

        (4) stock, obligations or securities received in settlement or satisfaction of judgments or claims;

        (5) loans or advances to employees in the ordinary course of business;
    and

        (6) the non-cash portion of the consideration received for any Asset
    Sale.

    'Permitted Liens' means:

        (1) Liens for taxes, assessments, governmental charges or claims that are being contested in good faith by appropriate legal proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made;

        (2) statutory and common law Liens of landlords and carriers, warehousemen, mechanics, suppliers, materialmen, repairmen or other similar Liens arising in the ordinary course of business and with respect to amounts not yet delinquent or being contested in good faith by appropriate legal proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made;

        (3) Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security;

        (4) Liens incurred or deposits made to secure the performance of tenders, bids, leases, statutory or regulatory obligations, bankers' acceptances, surety and appeal bonds, government contracts, performance and return-of-money bonds and other obligations of a similar nature incurred in the ordinary course of business (exclusive of obligations for the payment of borrowed money);

        (5) easements, rights-of-way, municipal and zoning ordinances and similar charges, encumbrances, title defects or other irregularities that do not materially interfere with the ordinary course of business of the Company or any of its Restricted Subsidiaries;

        (6) Liens (including extensions and renewals thereof) upon real or personal property acquired after the Closing Date; provided that (a) each such Lien is created solely for the purpose of securing Indebtedness Incurred to finance the costs (including transaction costs and the costs of improvement or construction) of the item of property or assets subject thereto and such Lien is created prior to, at the time of or within twelve months after, the later of the acquisition, the completion of construction or the commencement of full operation of such property or assets (b) the principal amount of the Indebtedness secured by such Lien does not exceed 100% of such costs and (c) any such Lien shall not extend to or cover any property or assets other than such item of property or assets and any improvements on such item;

        (7) Liens upon aircraft, engines and buyer-furnished equipment attached thereto or incorporated therein other than as permitted by the foregoing clause (6); provided that, after giving effect thereto and the Indebtedness secured thereby, the book value of assets of the

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    Company not subject to any Lien (other than Liens described in clauses (1)
    through (5), (8) and (16) of the definition of 'Permitted Liens') shall be not less than $125 million;

        (8) leases or subleases granted to others that do not materially interfere with the ordinary course of business of the Company and its Restricted Subsidiaries, taken as a whole;

        (9) Liens encumbering property or assets under construction arising from progress or partial payments by a customer of the Company or its Restricted Subsidiaries relating to such property or assets;

        (10) any interest or title of a lessor in the property subject to any Capitalized Lease or operating lease;

        (11) Liens arising from filing Uniform Commercial Code financing statements regarding leases;

        (12) Liens on property of, or on shares of Capital Stock or Indebtedness of, any Person existing at the time such Person becomes, or becomes a part of, any Restricted Subsidiary; provided that such Liens do not extend to or cover any property or assets of the Company or any Restricted Subsidiary other than the property or assets acquired;

        (13) Liens with respect to the assets of a Restricted Subsidiary granted by such Restricted Subsidiary to the Company or a Wholly Owned Restricted Subsidiary to secure Indebtedness owing to the Company or such other Restricted Subsidiary;

        (14) Liens arising from the rendering of a final judgment or order against the Company or any Restricted Subsidiary that does not give rise to an Event of Default;

        (15) Liens securing reimbursement obligations with respect to letters of credit that encumber documents and other property relating to such letters of credit and the products and proceeds thereof;

        (16) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;

        (17) Liens encumbering customary initial deposits and margin deposits, and other Liens that are within the general parameters customary in the industry and incurred in the ordinary course of business, in each case, securing Indebtedness under Interest Rate Agreements and Currency Agreements and forward contracts, options, future contracts, futures options or similar agreements or arrangements designed solely to protect the Company or any of its Restricted Subsidiaries from fluctuations in interest rates, currencies or the price of commodities;

        (18) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business in accordance with the past practices of the Company and its Restricted Subsidiaries prior to the Closing Date; and

        (19) Liens on or sales of receivables.

    'Reference Date' means September 30, 1997.

    'Rental Coverage Ratio' means, on any Aircraft Transaction Date, the ratio of (1) the aggregate amount of Consolidated EBITDAR for the then most recent four fiscal quarters prior to such Aircraft Transaction Date for which reports have been filed with the Commission to (2) the Adjusted Consolidated Rental Expense.

    'Restricted Subsidiary' means any Subsidiary of the Company other than an Unrestricted Subsidiary.

    'S&P' means Standard & Poor's Ratings Services and its successors.

    'Significant Subsidiary' means, at any date of determination, any Restricted Subsidiary that, together with its Subsidiaries, (a) for the most recent fiscal year of the Company, accounted for more than 10% of the consolidated revenues of the Company and its Restricted Subsidiaries or (b) as of the end of such fiscal year, was the owner of more than 10% of the consolidated assets

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of the Company and its Restricted Subsidiaries, all as set forth on the most recently available consolidated financial statements of the Company for such fiscal year.

    'Stated Maturity' means, (a) with respect to any debt security, the date specified in such debt security as the fixed date on which the final installment of principal of such debt security is due and payable and (b) with respect to any scheduled installment of principal of or interest on any debt security, the date specified in such debt security as the fixed date on which such installment is due and payable.

    'Subsidiary' means, with respect to any Person, any corporation, association or other business entity of which more than 50% of the voting power of the outstanding Voting Stock is owned, directly or indirectly, by such Person and one or more other Subsidiaries of such Person.

    'Temporary Cash Investment' means any of the following:

        (1) direct obligations of the United States of America or any agency thereof or obligations fully and unconditionally guaranteed by the United States of America or any agency thereof;

        (2) time deposit accounts, certificates of deposit and money market deposits maturing within 180 days of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any state thereof or any foreign country recognized by the United States of America, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of $50 million (or the foreign currency equivalent thereof) and has outstanding debt which is rated 'N' (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) or any money-market fund sponsored by a registered broker dealer or mutual fund distributor;

        (3) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (1) above entered into with a bank meeting the qualifications described in clause (2) above;

        (4) commercial paper, maturing not more than 90 days after the date of acquisition issued by a corporation (other than an Affiliate of the Company) organized and in existence under the laws of the United States of America, any state thereof or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of 'P-1' (or higher) according to Moody's or 'A-l' (or higher) according to S&P; and

        (5) securities with maturities of six months or less from the date of acquisition issued or fully and unconditionally guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least 'A' by S&P or Moody's.

    'Trade Payables' means, with respect to any Person, any accounts payable or any other indebtedness or monetary obligation to trade creditors created, assumed or Guaranteed by such Person or any of its Subsidiaries arising in the ordinary course of business in connection with the acquisition of goods or services.

    'Transaction Date' means, with respect to the Incurrence of any Indebtedness by the Company or any of its Restricted Subsidiaries, the date such Indebtedness is to be Incurred and with respect to any Restricted Payment, the date such Restricted Payment is to be made.

    '2004 Notes' means the Company's 101/2% Senior Notes due 2004 issued under the indenture dated July 24, 1997 among the Company, the subsidiaries of the Company party thereto and First Security Bank, N.A.

    '2005 Notes' means the Company's 95/8% Senior Notes due 2005 issued under the indenture dated December 11, 1998 among the Company, the subsidiaries of the Company party thereto and First Security Bank, N.A.

    'Unrestricted Subsidiary' means:

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        (1) any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below; and

        (2) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate any Restricted Subsidiary (including any newly acquired or newly formed Subsidiary of the Company) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, the Company or any Restricted Subsidiary; provided that:

           (A) any Guarantee by the Company or any Restricted Subsidiary of any Indebtedness of the Subsidiary being so designated shall be deemed an 'Incurrence' of such Indebtedness and an 'Investment' by the Company or such Restricted Subsidiary (or both, if applicable) at the time of such designation;

           (B) either (I) the Subsidiary to be so designated has total assets of $1,000 or less or (II) if such Subsidiary has assets greater than $1,000, such designation would be permitted under the 'Limitation on Restricted Payments' covenant described below; and

           (C) if applicable, the Incurrence of Indebtedness and the Investment referred to in clause (A) of this proviso would be permitted under the 'Limitation on Indebtedness' and 'Limitation on Restricted Payments' covenants described below.

    The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that:

        (1) no Default or Event of Default shall have occurred and be continuing at the time of or after giving effect to such designation; and

        (2) all Liens and Indebtedness of such Unrestricted Subsidiary outstanding immediately after such designation would, if Incurred at such time, have been permitted to be Incurred (and shall be deemed to have been Incurred) for all purposes of the Indentures. Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the Board Resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing provisions.

    'Voting Stock' means with respect to any Person, Capital Stock of any class or kind ordinarily having the power to vote for the election of directors, managers or other voting members of the governing body of such Person.

    'Wholly Owned' means, with respect to any Subsidiary of any Person the ownership of all of the outstanding Capital Stock of such Subsidiary (other than any director's qualifying shares or Investments by foreign nationals mandated by applicable law) by such Person or one or more Wholly Owned Subsidiaries of such Person.

COVENANTS

LIMITATION ON INDEBTEDNESS

    (a) The Company will not, and will not permit any of its Restricted Subsidiaries to, Incur any Indebtedness (other than the Notes, the Note Guarantees, the Existing Notes, the guarantees of the Existing Notes and Indebtedness existing on the Closing Date that was Incurred in compliance with
Section 4.03(a) of the 2004 Notes Indenture and Section 10.05(a) of the 2005 Notes Indenture); provided that the Company may Incur Indebtedness if, after giving effect to the Incurrence of such Indebtedness and the receipt and application of the proceeds therefrom, the Interest Coverage Ratio would be greater than 3:1.

    (b) Notwithstanding the foregoing, the Company and any Restricted Subsidiary (except as specified below) may Incur each and all of the following:

        (1) Indebtedness of the Company or any Restricted Subsidiary that is a Guarantor outstanding under the Credit Agreement; provided, that after giving effect to the Incurrence of any such Indebtedness on or after the Closing Date, the book value of assets of the Company

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    not subject to any Lien (other than Liens described in clauses (1) through
    (5), (8) and (16) of the definition of 'Permitted Liens') shall not be less than $125 million;

        (2) Indebtedness of the Company or any Restricted Subsidiary (other than Indebtedness under clause (1)) outstanding on the Reference Date;

        (3) Indebtedness owed (A) to the Company evidenced by an unsubordinated promissory note or (B) to any of its Restricted Subsidiaries; provided that any event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of such Indebtedness (other than to the Company or another Restricted Subsidiary) shall be deemed, in each case, to constitute an Incurrence of such Indebtedness not permitted by this clause (3);

        (4) Indebtedness issued in exchange for, or the net proceeds of which are used to refinance or refund, then outstanding Indebtedness Incurred under clause (6) of this paragraph and any refinancings thereof in an amount not to exceed the amount so refinanced or refunded (plus premiums, accrued interest, fees and expenses); provided that Indebtedness the proceeds of which are used to refinance or refund the Notes or Indebtedness that is pari passu with, or subordinated in right of payment to, the Notes or Note Guarantees shall only be permitted under this clause (4) if:

           (A) in case the Notes are refinanced in part or the Indebtedness to be refinanced is pari passu with the Notes or Note Guarantees, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is outstanding, is expressly made pari passu with, or subordinate in right of payment to, the remaining Notes or Note Guarantees, as the case may be;

           (B) in case the Indebtedness to be refinanced is subordinated in right of payment to the Notes or Note Guarantees, as the case may be, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is issued or remains outstanding, is expressly made subordinate in right of payment to the Notes or the Note Guarantees, as the case may be, at least to the extent that the Indebtedness to be refinanced is subordinated to the Notes or the Note Guarantees, as the case may be; and

           (C) such new Indebtedness, determined as of the date of Incurrence of such new Indebtedness, does not mature prior to the Stated Maturity of the Indebtedness to be refinanced or refunded, and the Average Life of such new Indebtedness is at least equal to the remaining Average Life of the Indebtedness to be refinanced or refunded;

and provided further that in no event may Indebtedness of the Company be refinanced by means of any Indebtedness of any Restricted Subsidiary pursuant to this clause (4) (other than pursuant to an Offer to Purchase);

        (5) Indebtedness:

           (A) in respect of performance, surety or appeal bonds provided in ordinary course of business;

           (B) under Currency Agreements and Interest Rate Agreements provided that such agreements (a) are designed solely to protect the Company or its Restricted Subsidiaries against fluctuations in foreign currency exchange rates or interest rates and (b) do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in foreign currency exchange rates or interest rates or by reason of fees, indemnities and compensation payable thereunder; and

           (C) arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, or from Guarantees or letters of credit, surety bonds or performance bonds securing any obligations of the Company or any of its Restricted Subsidiaries pursuant to such agreements, in any case incurred in connection with the disposition of any business, assets or Restricted Subsidiary (other than Guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets

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       or Restricted Subsidiary for the purpose of financing such acquisition), in a principal amount not to exceed the gross proceeds actually received by the Company or any Restricted Subsidiary in connection with such disposition;

        (6) Indebtedness of the Company, to the extent the net proceeds thereof are promptly

           (A) used to purchase Notes tendered in an Offer to Purchase made as a result of a Change in Control or (B) deposited to defease the Notes as described below under 'Defeasance';

        (7) Guarantees of the Notes, Guarantees by the Company or Restricted Subsidiaries of Indebtedness of ATA under the Credit Agreement, and Guarantees of Indebtedness of the Company by any Restricted Subsidiary provided the Guarantee of such Indebtedness is permitted by and made in accordance with the 'Limitation on Issuance of Guarantees by Restricted Subsidiaries' covenant described below; and

        (8) Indebtedness of the Company incurred after the Reference Date (in addition to Indebtedness permitted under clauses (1) through (7) above) in an aggregate principal amount outstanding at any time not to exceed $10 million.

    (c) Notwithstanding any other provision of this 'Limitation on Indebtedness' covenant, the maximum amount of Indebtedness that the Company or a Restricted Subsidiary may Incur pursuant to this 'Limitation on Indebtedness' covenant shall not be deemed to be exceeded, with respect to any outstanding Indebtedness due solely to the result of fluctuations in the exchange rates of currencies.

    (d) For purposes of determining any particular amount of Indebtedness under this 'Limitation on Indebtedness' covenant, (1) Indebtedness Incurred under the Credit Agreement on or prior to the Closing Date shall be treated as Incurred pursuant to clause (1) of part (a) of this covenant; (2) Guarantees, Liens or obligations with respect to letters of credit supporting Indebtedness otherwise included in the determination of such particular amount shall not be included; and (3) any Liens granted pursuant to the equal and ratable provisions referred to in the 'Limitation on Liens' covenant described below shall not be treated as Indebtedness.

    For purposes of determining compliance with this 'Limitation on Indebtedness' covenant, in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described in the above clauses (other than Indebtedness referred to in clause (1) of the preceding sentence), the Company, in its sole discretion shall classify such item of Indebtedness and only be required to include the amount and type of such Indebtedness in one of such clauses.

LIMITATION ON AIRCRAFT FINANCING

    The Company will not, and will not permit any Restricted Subsidiary to, consummate any Aircraft Financing (other than any Aircraft Financing existing on the Closing Date); provided that the Company or any Restricted Subsidiary may consummate an Aircraft Financing if on the Aircraft Transaction Date related to such Aircraft Financing, after giving effect to the consummation of such Aircraft Financing, the Rental Coverage Ratio would be greater than the ratio shown for the relevant time period on the table below:

                           PERIOD                               RATIO
                           ------                               -----
Closing Date through December 31, 2004......................  1.0 : 1.0
January 1, 2005 through December 31, 2005...................  1.1 : 1.0
January 1, 2006 through December 31, 2006...................  1.2 : 1.0
January 1, 2007 through December 31, 2007...................  1.3 : 1.0
January 1, 2008 through maturity of the Notes...............  1.4 : 1.0

    Notwithstanding the foregoing, the Company or any Restricted Subsidiary may:

        (1) finance the acquisition of (i) one Boeing 757-200 aircraft scheduled to be delivered to the Company in February 2004, pursuant to an agreement with GECAS; (ii) one Boeing 737-800 aircraft scheduled to be delivered to the Company in May 2004, pursuant to an

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    agreement with ILFC; and (iii) one Boeing 737-800 aircraft scheduled to be delivered to the Company in November 2004, pursuant to an agreement with GECAS;

        (2) consummate any Aircraft Financing using the proceeds of Indebtedness Incurred in compliance with the provisions of the covenant described under ' -- Limitation on Indebtedness'; and

        (3) consummate any Aircraft Financing using the proceeds of any Capital Stock (other than Disqualified Stock).

LIMITATION ON RESTRICTED PAYMENTS

    The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly:

        (1) declare or pay any dividend or make any distribution on or with respect to its Capital Stock (other than (x) dividends or distributions payable solely in shares of its Capital Stock (other than Disqualified Stock) or in options, warrants or other rights to acquire shares of such Capital Stock and (y) pro rata dividends or distributions on Common Stock of Restricted Subsidiaries held by minority stockholders) held by Persons other than the Company or any of its Restricted Subsidiaries;

        (2) purchase, redeem, retire or otherwise acquire for value any shares of Capital Stock of (A) the Company or an Unrestricted Subsidiary (including options, warrants or other rights to acquire such shares of Capital Stock) held by any Person or (B) a Restricted Subsidiary (including options, warrants or other rights to acquire such shares of Capital Stock) held by any Affiliate of the Company (other than a Wholly Owned Restricted Subsidiary) or any Holder (or any Affiliate of such Holder) of 5% or more of the Capital Stock of the Company;

        (3) make any voluntary or optional principal payment, or voluntary or optional redemption, repurchase, defeasance, or other acquisition or retirement for value, of Indebtedness of the Company or any Guarantor that is subordinated in right of payment to the Notes or to a Guarantor's Note Guarantee, as the case may be; or

        (4) make any Investment, other than a Permitted Investment, in any Person (such other actions described in clauses (1) through (4) above being collectively 'Restricted Payments') if, at the time of, and after giving effect to, the proposed Restricted Payment:

           (A) a Default or Event of Default shall have occurred and be continuing;

           (B) the Company could not Incur at least $1.00 of Indebtedness under the first paragraph of the 'Limitation on Indebtedness' covenant; or

           (C) the aggregate amount of all Restricted Payments (the amount, if other than in cash, to be determined in good faith by the Board of Directors, whose determination shall be conclusive and evidenced by a Board Resolution) made after the Reference Date shall exceed the sum of:

               (I) 50% of the aggregate amount of the Adjusted Consolidated Net Income (or, if the Adjusted Consolidated Net Income is a loss, minus 100% of the amount of such loss) (determined by excluding income resulting from transfers of assets by the Company or a Restricted Subsidiary to an Unrestricted Subsidiary) accrued on a cumulative basis during the period (taken as one accounting period) beginning on the Reference Date and ending on the last day of the last fiscal quarter preceding the Transaction Date for which reports have been filed with the Commission or provided to the Trustee pursuant to the 'Commission Reports and Reports to Holders' covenant; plus

               (II) the aggregate Net Cash Proceeds received by the Company after the Reference Date from the issuance and sale permitted by the Indentures of its Capital Stock (other than Disqualified Stock) to a Person who is not a Subsidiary of the Company, including an issuance or sale permitted by the Indentures of Indebtedness

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           of the Company for cash subsequent to the Reference Date upon the conversion of such Indebtedness into Capital Stock (other than Disqualified Stock) of the Company, or from the issuance to a Person who is not a Subsidiary of the Company of any options, warrants or other rights to acquire Capital Stock of the Company (in each case, exclusive of any Disqualified Stock or any options, warrants or other rights that are redeemable at the option of the Holder, or are required to be redeemed, prior to the Stated Maturity of the Notes); plus

               (III) an amount equal to the net reduction in Investments (other than reductions in Permitted Investments) in any Person resulting from payments of interest on Indebtedness, dividends, repayments of loans or advances, or other transfers of assets, in each case to the Company or any Restricted Subsidiary or from the Net Cash Proceeds from the sale of any such Investment (except, in each case, to the extent any such payment or proceeds are included in the calculation of Adjusted Consolidated Net Income), or from redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of 'Investments'); not to exceed, in each case, the amount of Investments previously made by the Company or any Restricted Subsidiary in such Person or Unrestricted Subsidiary; minus

               (IV) the sum of the amounts by which the Pro Forma Consolidated Net Worth after giving effect to each consolidation, merger and sale of assets effectuated pursuant to clause (3) under the 'Consolidation, Merger and Sale of Assets' covenant was less than the Base Consolidated Net Worth immediately prior to such consolidation, merger and sale of assets; plus

               (V) $5 million.

    The foregoing provision shall not be violated by reason of:

        (1) the payment of any dividend within 60 days after the date of declaration thereof if, at said date of declaration, such payment would comply with the foregoing paragraph;

        (2) the redemption, repurchase, defeasance or other acquisition or retirement for value of Indebtedness that is subordinated in right of payment to the Notes including premium, if any and accrued and unpaid interest, with the proceeds of, or in exchange for, Indebtedness Incurred under clause (4) of the second paragraph of part (a) of the 'Limitation on Indebtedness' covenant;

        (3) the repurchase, redemption or other acquisition of Capital Stock of the Company or an Unrestricted Subsidiary (or options, warrants or other rights to acquire such Capital Stock) in exchange for, or out of the proceeds of a substantially concurrent offering of, shares of Capital Stock (other than Disqualified Stock) of the Company (or options, warrants or other rights to acquire such Capital Stock);

        (4) the making of any principal payment or the repurchase, redemption, retirement, defeasance or other acquisition for value of Indebtedness of the Company or any Guarantor which is subordinated in right of payment to the Notes or the Note Guarantees, as the case may be, in exchange for, or out of the proceeds of, a substantially concurrent offering of, shares of the Capital Stock (other than Disqualified Stock) of the Company or any Guarantor (or options, warrants or other rights to acquire such Capital Stock);

        (5) payments or distributions, to dissenting stockholders pursuant to applicable law, pursuant to or in connection with a consolidation, merger or transfer of assets that complies with the provisions of the Indentures applicable to mergers, consolidations and transfers of all or substantially all of the property and assets of the Company;

        (6) Investments acquired in exchange for Capital Stock (other than Disqualified Stock) of the Company; provided that, except in the case of clauses (1) and (3), no Default or Event of Default shall have occurred and be continuing or occur as a consequence of the actions or payments set forth therein;

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        (7) the purchase or redemption of subordinated Indebtedness pursuant to asset sale or change of control provisions contained in the Indentures or other governing instrument relating thereto; provided, however, that (a) no offer or purchase obligation may be triggered in respect of such Indebtedness unless a corresponding obligation also arises for the Notes and
    (b) in all events, no repurchase or redemption of such Indebtedness may be consummated unless and until the Company shall have satisfied all repurchase obligations with respect to any required purchase offer made with respect to the Notes; or

        (8) at any time that no Default or Event of Default shall have occurred and be continuing, the declaration and payment of scheduled cash dividends pursuant to the terms of the Existing Preferred Stock.

    Each Restricted Payment permitted pursuant to the preceding paragraph (other than the Restricted Payment referred to in clause (2) thereof, an exchange of Capital Stock for Capital Stock or Indebtedness referred to in clause (3) or (4) thereof and an Investment referred to in clause (6) thereof), and the Net Cash Proceeds from any issuance of Capital Stock referred to in clauses (3) and (4), shall be included in calculating whether the conditions of clause (C) of the first paragraph of this 'Limitation on Restricted Payments' covenant have been met with respect to any subsequent Restricted Payments. In the event the proceeds of an issuance of Capital Stock of the Company are used for the redemption, repurchase or other acquisition of the Notes, or Indebtedness that is pari passu with the Notes, then the Net Cash Proceeds of such issuance shall be included in clause (C) of the first paragraph of this 'Limitation on Restricted Payments' covenant only to the extent such proceeds are not used for such redemption, repurchase or other acquisition of Indebtedness.

LIMITATION ON DIVIDEND AND OTHER PAYMENT RESTRICTIONS AFFECTING RESTRICTED SUBSIDIARIES

    The Company will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any Restricted Subsidiary that is not a Guarantor to:

        (1) pay dividends or make any other distributions permitted by applicable law on any Capital Stock of such Restricted Subsidiary owned by the Company or any other Restricted Subsidiary;

        (2) pay any Indebtedness owed to the Company or any other Restricted Subsidiary;

        (3) make loans or advances to the Company or any other Restricted Subsidiary; or

        (4) transfer any of its property or assets to the Company or any other Restricted Subsidiary.

    The foregoing provisions shall not restrict any encumbrances or restrictions:

        (1) existing on the Closing Date in the Credit Agreement, the Indentures or any other agreements in effect on the Closing Date, and any extensions, refinancings, renewals or replacements of such agreements; provided that the encumbrances and restrictions in any such extensions, refinancings, renewals or replacements are no less favorable in any material respect to the Holders than those encumbrances or restrictions that are then in effect and that are being extended, refinanced, renewed or replaced;

        (2) existing under or by reason of applicable law;

        (3) existing with respect to any Person or the property or assets of such Person acquired by the Company or any Restricted Subsidiary, existing at the time of such acquisition and not incurred in contemplation thereof, which encumbrances or restrictions are not applicable to any Person or the property or assets of any Person other than such Person or the property or assets of such Person so acquired;

        (4) in the case of clause (4) of the first paragraph of this 'Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries' covenant,

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
             that restrict in a customary manner the subletting, assignment or transfer of any property or asset that is a lease, license, conveyance or contract or similar property or asset,

             existing by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of the Company or any Restricted
             Subsidiary not otherwise prohibited by the Indentures or

             arising or agreed to in the ordinary course of business, not relating to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of property or assets of the Company or any Restricted Subsidiary in any manner material to the Company or any Restricted Subsidiary;

        (5) with respect to a Restricted Subsidiary and imposed pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock of, or property and assets of, such Restricted Subsidiary; or

        (6) contained in the terms of any Indebtedness or any agreement pursuant to which such Indebtedness was issued if:

           (A) the encumbrance or restriction applies only in the event of a payment default or a default with respect to a financial covenant contained in such Indebtedness or agreement;

           (B) the encumbrance or restriction is not materially more disadvantageous to the Holders of the Notes than is customary in comparable financings (as determined by the Company); and

           (C) the Company determines that any such encumbrance or restriction will not materially affect the Company's ability to make principal or interest payments on the Notes. Nothing contained in this 'Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries' covenant shall prevent the Company or any Restricted Subsidiary from:

               (I) creating, incurring, assuming or suffering to exist any Liens otherwise permitted in the 'Limitation on Liens' covenant; or

               (II) restricting the sale or other disposition of property or assets of the Company or any of its Restricted Subsidiaries that secure Indebtedness of the Company or any of its Restricted Subsidiaries.

LIMITATION ON FUTURE ISSUANCES

    In the event and to the extent that the Net Cash Proceeds received by the Company or any of its Restricted Subsidiaries from one or more Future Issuances in any Fiscal Year exceeds (A) $25,000,000 plus (B) any amount required by the terms of the Credit Agreement to be applied during such fiscal year to repay amounts outstanding under the Credit Agreement plus (C) any amount used in respect of any Aircraft Financing permitted by the 'Limitation on Aircraft Financing' covenant described above during such Fiscal Year, then the Company shall or shall cause the relevant Restricted Subsidiary to apply such excess Net Cash Proceeds as provided in the following paragraph of this 'Limitation on Future Issuances' covenant. The amount of such excess Net Cash Proceeds required to be applied as provided in the following paragraph shall constitute 'Excess Issuance Proceeds.'

    If, as of the first day of any Fiscal Year, there exist Excess Issuance Proceeds in excess of $2,500,000, the Company must commence, not later than the fifteenth Business Day of such Fiscal Year, and consummate an Offer to Purchase from the Holders on a pro rata basis an aggregate principal amount of Notes equal to the Excess Issuance Proceeds on such date, at a purchase price equal to 100% of the principal amount of the Notes, plus, in each case, accrued interest (if any) to the Payment Date.

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    In the event that more than 98% of the outstanding principal amount of the
Notes are tendered pursuant to such Offer to Purchase, the balance of the Notes will be redeemable, at the Company's option, in whole or in part, at any time or from time to time thereafter, at a redemption price equal to the price specified in such Offer to Purchase plus accrued and unpaid interest, if any, to the Redemption Date (subject to the right of Holders of record on the relevant Regular Record Date that is on or prior to the Redemption Date to receive interest due on an Interest Payment Date).

LIMITATION ON THE ISSUANCE AND SALE OF CAPITAL STOCK OF RESTRICTED SUBSIDIARIES

    The Company will not sell, and will not permit any Restricted Subsidiary, directly or indirectly, to issue or sell, any shares of Capital Stock of a Restricted Subsidiary (including options, warrants or other rights to purchase shares of such Capital Stock) except:

        (1) to the Company or a Wholly Owned Restricted Subsidiary;

        (2) issuances of director's qualifying shares or sales to foreign nationals of shares of Capital Stock of foreign Restricted Subsidiaries, to the extent required by applicable law; or

        (3) if, immediately after giving effect to such issuance or sale, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary and any Investment in such Person remaining after giving effect to such issuance or sale would have been permitted to be made under the 'Limitation on Restricted Payments' covenant if made on the date of such issuance or sale.

LIMITATION ON ISSUANCES OF GUARANTEES BY RESTRICTED SUBSIDIARIES

    The Company will not permit any Restricted Subsidiary that is not a Guarantor, directly or indirectly, to Guarantee any Indebtedness of the Company which is pari passu with or subordinate in right of payment to the Notes ('Guaranteed Indebtedness'), unless:

        (1) such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture to the Indentures providing for a Guarantee (a 'Subsidiary Guarantee') of payment of the Notes by such Restricted Subsidiary; and

        (2) such Restricted Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against the Company or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Subsidiary Guarantee; provided that this paragraph shall not be applicable to any Guarantee of any Restricted Subsidiary that existed at the time such Person became a Restricted Subsidiary and was not Incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary. If the Guaranteed Indebtedness is:

           (A) pari passu with the Notes or the Note Guarantees, then the Guarantee of such Guaranteed Indebtedness shall be pari passu with, or subordinated to, the Subsidiary Guarantee; or

           (B) subordinated to the Notes or the Note Guarantees, then the Guarantee of such Guaranteed Indebtedness shall be subordinated to the Subsidiary Guarantee at least to the extent that the Guaranteed Indebtedness is subordinated to the Notes or the Note Guarantees, as the case may be.

    Notwithstanding the foregoing, any Subsidiary Guarantee by a Restricted Subsidiary may provide by its terms that it shall be automatically and unconditionally released and discharged upon:

        (1) any sale, exchange or transfer, to any Person not an Affiliate of the Company, of all of the Company's and each Restricted Subsidiary's Capital Stock in, or all or substantially all the assets of, such Restricted Subsidiary (which sale, exchange or transfer is not prohibited by the Indentures); or

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        (2) the release or discharge of the Guarantee which resulted in the creation of such Subsidiary Guarantee, except a discharge or release by or as a result of payment under such Guarantee.

LIMITATION ON TRANSACTIONS WITH SHAREHOLDERS AND AFFILIATES

    The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into, renew or extend any transaction (including, without limitation, the purchase, sale, lease or exchange of property or assets, or the rendering of any service) with any Holder (or any Affiliate of such Holder) of 5% or more of any class of Capital Stock of the Company or with any Affiliate of the Company or any Restricted Subsidiary, except upon fair and reasonable terms no less favorable to the Company or such Restricted Subsidiary than could be obtained, at the time of such transaction or, if such transaction is pursuant to a written agreement, at the time of the execution of the agreement providing therefor, in a comparable arm's-length transaction with a Person that is not such a Holder or an Affiliate.

    The foregoing limitation does not limit, and shall not apply to:

        (1) transactions (A) approved by a majority of the disinterested members of the Board of Directors, or (B) for which the Company or a Restricted Subsidiary delivers to the Trustee a written opinion of a nationally recognized investment banking firm stating that the transaction is fair to the Company or such Restricted Subsidiary from a financial point of view;

        (2) any transaction solely between the Company and any of its Wholly Owned Restricted Subsidiaries or solely between Wholly Owned Restricted Subsidiaries;

        (3) the payment of reasonable and customary regular compensation (whether in cash or securities) and expense reimbursements to directors of the Company who are not employees of the Company;

        (4) any payments or other transactions pursuant to any tax-sharing agreement between the Company and any other Person with which the Company files a consolidated tax return or with which the Company is part of a consolidated group for tax purposes; or

        (5) any Restricted Payments not prohibited by the 'Limitation on Restricted Payments' covenant.

    Notwithstanding the foregoing, any transaction or series of related transactions covered by the first paragraph of this 'Limitation on Transactions with Shareholders and Affiliates' covenant and not covered by clauses (2) through (5) of this paragraph;

           (A) the aggregate amount of which exceeds $1 million in value, must be approved or determined to be fair in the manner provided for in clause
       (1)(A) or (B) above; and

           (B) the aggregate amount of which exceeds $3 million in value, must be determined to be fair in the manner provided for in clause (1)(B) above.

LIMITATION ON LIENS

    The Company will not, and will not permit any Restricted Subsidiary to, create, incur, assume or suffer to exist any Lien on any of its assets or properties of any character, or any shares of Capital Stock or Indebtedness of any Restricted Subsidiary, without making effective provision for all of the Notes (or in the case of a Lien on assets or properties of a Guarantor, the Note Guarantee of such Guarantor) and all other amounts due under the Indentures to be directly secured equally and ratably with (or, if the obligation or liability to be secured by such Lien is subordinated in right of payment to the Notes or the Note Guarantee, prior to) the obligation or liability secured by such Lien.

    The foregoing limitation does not apply to:

        (1) Liens existing on the Closing Date, including Liens securing obligations under the Credit Agreement;

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        (2) Liens granted after the Closing Date on any assets or Capital Stock of the Company or its Restricted Subsidiaries created in favor of the Holders;

        (3) Liens with respect to the assets of a Restricted Subsidiary granted by such Restricted Subsidiary to the Company or a Wholly Owned Restricted Subsidiary to secure Indebtedness owing to the Company or such other Restricted Subsidiary;

        (4) Liens securing Indebtedness which is Incurred to refinance secured Indebtedness which is permitted to be Incurred under clause (4) of paragraph
    (b) of the 'Limitation on Indebtedness' covenant; provided that such Liens do not extend to or cover any property or assets of the Company or any Restricted Subsidiary other than the property or assets securing the Indebtedness being refinanced;

        (5) Liens on any property or assets of a Restricted Subsidiary securing Indebtedness of such Restricted Subsidiary permitted under the 'Limitation on Indebtedness' covenant; or

        (6) Permitted Liens.

LIMITATION ON SALE-LEASEBACK TRANSACTIONS

    The Company will not, and will not permit any Restricted Subsidiary to, enter into any sale-leaseback transaction involving any of its assets or properties whether now owned or hereafter acquired, whereby the Company or a Restricted Subsidiary sells or transfers such assets or properties and then or thereafter leases such assets or properties or any part thereof or any other assets or properties which the Company or such Restricted Subsidiary, as the case may be, intends to use for substantially the same purpose or purposes as the assets or properties sold or transferred.

    The foregoing restriction does not apply to any sale-leaseback transaction if:

        (1) the lease is for a period, including renewal rights, of not in excess of three years;

        (2) the lease secures or relates to industrial revenue or pollution control bonds;

        (3) the transaction is solely between the Company and any Wholly Owned Restricted Subsidiary or solely between Wholly Owned Restricted Subsidiaries;

        (4) the Company or such Restricted Subsidiary, within 12 months after the sale or transfer of any assets or properties is completed, applies an amount not less than the net proceeds received from such sale in accordance with the third paragraph of the 'Limitation on Asset Sales' covenant described below; or

        (5) the lease is an Aircraft Financing permitted by the 'Limitation on Aircraft Financing' covenant above.

LIMITATION ON ASSET SALES

    The Company will not, and will not permit any Restricted Subsidiary to, consummate any Asset Sale, unless:

        (1) the consideration received by the Company or such Restricted Subsidiary is at least equal to the fair market value of the assets sold or disposed of; and

        (2) at least 75% of the consideration received (including the fair market value, as determined in good faith by the Board of Directors, of any non-cash consideration) consists of

           (v) cash,

           (w) Temporary Cash Investments,

           (x) marketable securities which are liquidated for cash within 90 days following the consummation of such Asset Sale,

           (y) Membership interests in BATA Leasing LLC or any similar entity or venture received in consideration for the contribution of aircraft to be retired from active service in the Company's fleet, and

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           (z) the assumption of Indebtedness of the Company or any Restricted
       Subsidiary (other than the Notes and the Note Guarantees); provided, that:

               (I) such Indebtedness is not subordinate in right of payment to the Notes and the Note Guarantees; and

               (II) the Company or such Restricted Subsidiary is irrevocably released and discharged from such Indebtedness.

    In the event and to the extent that the Net Cash Proceeds received by the Company or any of its Restricted Subsidiaries from one or more Asset Sales occurring on or after the Closing Date exceeds (A) the amount of Net Cash Proceeds required by the terms of the Credit Agreement to be applied to repay amounts outstanding under the Credit Agreement plus (B) $2,500,000, then the Company shall or shall cause the relevant Restricted Subsidiary to apply such excess Net Cash Proceeds as provided in the following paragraph of this 'Limitation on Asset Sales' covenant. The amount of such excess Net Cash Proceeds required to be applied as provided in the following paragraph shall constitute 'Excess Proceeds.'

    If, as of the first day of any Fiscal Year, there exist Excess Proceeds in excess of $2,500,000 not theretofore subject to an Offer to Purchase pursuant to this 'Limitation on Asset Sales' covenant, the Company must commence, not later than the fifteenth Business day of such Fiscal Year, and consummate an Offer to Purchase from the Holders on a pro rata basis an aggregate principal amount of Notes equal to the Excess Proceeds on such date, at a purchase price equal to 100% of the principal amount of the Notes, plus, in each case, accrued interest (if any) to the Payment Date.

    In the event that more than 98% of the outstanding principal amount of the Notes are tendered pursuant to such Offer to Purchase, the balance of the Notes will be redeemable, at the Company's option, in whole or in part, at any time or from time to time thereafter, at a Redemption Price equal to the price specified in such Offer to Purchase plus accrued and unpaid interest, if any, to the Redemption Date (subject to the right of Holders of record on the relevant Regular Record Date that is on or prior to the Redemption Date to receive interest due on an Interest Payment Date).

REPURCHASE OF NOTES UPON A CHANGE OF CONTROL

    The Company must commence, within 30 days of the occurrence of a Change of Control, and consummate an Offer to Purchase for all Notes then outstanding, at a purchase price equal to 101% of the principal amount thereof, plus accrued interest (if any) to the Payment Date. In the event that more than 98% of the outstanding principal amount of a series of Notes are tendered pursuant to such Offer to Purchase, the balance of that series of Notes will be redeemable, at the Company's option, in whole or in part, at any time or from time to time thereafter, at a Redemption Price equal to the price specified in such Offer to Purchase plus accrued and unpaid interest, if any, to the Redemption Date (subject to the right of Holders of record on the relevant Regular Record Date that is on or prior to the Redemption Date to receive interest due on an Interest Payment Date).

    There can be no assurance that the Company will have sufficient funds available at the time of any Change of Control to make any debt payment (including repurchases of Notes) required by the foregoing covenant (as well as may be contained in other securities of the Company which might be outstanding at the time). The above covenant requiring the Company to repurchase the Notes will, unless consents are obtained, require the Company to repay all indebtedness then outstanding which by its terms would prohibit such Note repurchase.

COMMISSION REPORTS AND REPORTS TO HOLDERS

    Whether or not the Company or any Guarantor is then required to file reports with the Commission, the Company and each Guarantor shall file with the Commission all such reports and other information as they would be required to file with the Commission by Sections 13(a) or

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15(d) under the Exchange Act if they were subject thereto. The Company shall supply the Trustee and each Holder or shall supply to the Trustee for forwarding to each such Holder, without cost to such Holder, copies of such reports and other information.

EVENTS OF DEFAULT

    The following events will be defined as 'Events of Default' in the
Indentures:

        (a) default in the payment of principal of (or premium, if any, on) any Note when the same becomes due and payable at maturity, upon acceleration, redemption or otherwise;

        (b) default in the payment of interest on any Note when the same becomes due and payable, and such default continues for a period of 30 days;

        (c) default in the performance or breach of the provisions of the Indentures applicable to mergers, consolidations and transfers of all or substantially all of the assets of the Company or a Guarantor or the failure to make or consummate an Offer to Purchase in accordance with the 'Limitation on Asset Sales,' 'Repurchase of Notes upon a Change of Control' or 'Limitation on Future Issuances' covenants;

        (d) the Company or a Guarantor defaults in the performance of or breaches any other covenant or agreement of the Company or a Guarantor in the Indentures or under the Notes (other than a default specified in clause
    (a), (b) or (c) above) and such default or breach continues for a period of 30 consecutive days after written notice by the Trustee or the Holders of 25% or more in aggregate principal amount of the Notes;

        (e) there occurs an event of default under the 2004 Notes Indenture or the 2005 Notes Indenture;

        (f) there occurs with respect to any issue or issues of Indebtedness (other than the 2004 Notes and the 2005 Notes) of the Company, any Guarantor or any Significant Subsidiary having an outstanding principal amount of $10 million or more in the aggregate for all such issues of all such Persons, whether such Indebtedness now exists or shall hereafter be created, (1) an event of default that has caused the Holder thereof to declare such Indebtedness to be due and payable prior to its Stated Maturity and such Indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled within 30 days of such acceleration and/or
    (2) the failure to make a principal payment at the final (but not any interim) fixed maturity and such defaulted payment shall not have been made, waived or extended within 30 days of such payment default;

        (g) any final judgment or order (not covered by insurance) for the payment of money in excess of $10 million in the aggregate for all such final judgments or orders against all such Persons (treating any deductibles, self-insurance or retention as not so covered) shall be rendered against the Company, any Guarantor or any Significant Subsidiary and shall not be paid or discharged, and there shall be any period of 30 consecutive days during which a stay of enforcement of such final judgment or order, by reason of a pending appeal or otherwise, shall not be in effect;

        (h) a court having jurisdiction in the premises enters a decree or order for (A) relief in respect of the Company or any Significant Subsidiary in an involuntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, (B) appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Company or any Significant Subsidiary or for all or substantially all of the property and assets of the Company or any Significant Subsidiary or
    (C) the winding up or liquidation of the affairs of the Company or any Significant Subsidiary and, in each case, such decree or order shall remain unstayed and in effect for a period of 30 consecutive days;

        (i) the Company or any Significant Subsidiary (A) commences a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case under any such law, (B) consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee,

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    sequestrator or similar official of the Company or any Significant
    Subsidiary or for all or substantially all of the property and assets of the Company or any Significant Subsidiary or (C) effects any general assignment for the benefit of creditors; or

        (j) any Note Guarantee ceases to be in full force and effect (except pursuant to its terms) or is declared null and void or any Guarantor denies that it has any further liability under any Note Guarantee, or gives notice to such effect.

    If an Event of Default (other than an Event of Default specified in clause
(h) or (i) above that occurs with respect to the Company or any Guarantor) occurs and is continuing under the Indentures, the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes, then outstanding, by written notice to the Company (and to the Trustee if such notice is given by the Holders), may, and the Trustee at the request of such Holders shall, declare the principal of, premium, if any, and accrued interest on the Notes to be immediately due and payable.

    Upon a declaration of acceleration, such principal of, premium, if any, and accrued interest shall be immediately due and payable. In the event of a declaration of acceleration because an Event of Default set forth in clause (f) above has occurred and is continuing, such declaration of acceleration shall be automatically rescinded and annulled if the event of default triggering such Event of Default pursuant to clause (f) shall be remedied or cured by the Company, any Guarantor or the relevant Significant Subsidiary or waived by the Holders of the relevant Indebtedness within 60 days after the declaration of acceleration with respect thereto. If an Event of Default specified in clause
(h) or (i) above occurs with respect to the Company or any Significant Subsidiary, the principal of, premium, if any, and accrued interest on the Notes then outstanding shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder. The Holders of at least a majority in principal amount of the outstanding Notes by written notice to the Company and to the Trustee, may waive all past defaults and rescind and annul a declaration of acceleration and its consequences if:

        (1) all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on the Notes that have become due solely by such declaration of acceleration, have been cured or waived; and

        (2) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction. For information as to the waiver of defaults, see ' -- Modification and Waiver.'

    The Holders of at least a majority in aggregate principal amount of the outstanding Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. However, the Trustee may refuse to follow any direction that conflicts with law or the Indentures, that may involve the Trustee in personal liability, or that the Trustee determines in good faith may be unduly prejudicial to the rights of Holders of Notes not joining in the giving of such direction and may take any other action it deems proper that is not inconsistent with any such direction received from Holders of Notes. A Holder may not pursue any remedy with respect to the Indentures or the Notes unless:

        (1) the Holder gives the Trustee written notice of a continuing Event of Default;

        (2) the Holders of at least 25% in aggregate principal amount of outstanding Notes make a written request to the Trustee to pursue the remedy;

        (3) such Holder or Holders offer the Trustee indemnity satisfactory to the Trustee against any costs, liability or expense;

        (4) the Trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and

        (5) during such 60-day period, the Holders of a majority in aggregate principal amount of the outstanding Notes do not give the Trustee a direction that is inconsistent with the request. However, such limitations do not apply to the right of any Holder of a Note to receive payment of the principal of, premium, if any, or interest on, such Note or to bring suit for the

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


    enforcement of any such payment, on or after the due date expressed in the Notes, which right shall not be impaired or affected without the consent of the Holder.

    The Indentures require certain officers of the Company and each Guarantor to deliver to the Trustee on or before a date not more than 90 days after the end of each fiscal year, an Officers' Certificate stating whether or not such officers know of any Default or Event of Default that occurred during such fiscal year. The Company and each Guarantor will also be obligated to notify the Trustee of any default or defaults in the performance of any covenants or agreements under the Indentures.

CONSOLIDATION, MERGER AND SALE OF ASSETS

    Neither the Company nor any Guarantor will consolidate with, merge with or into, or sell, convey, transfer, lease or otherwise dispose of all or substantially all of its property and assets (as an entirety or substantially an entirety in one transaction or a series of related transactions) to, any Person or permit any Person to merge with or into the Company or any Guarantor unless:

        (1) the Company or the Guarantor shall be the continuing Person, or the Person (if other than the Company or the Guarantor) formed by such consolidation or into which the Company or the Guarantor is merged or that acquired or leased such property and assets of the Company or the Guarantor shall be a corporation organized and validly existing under the laws of the United States of America or any state thereof and shall expressly assume, by a supplemental indenture, executed and delivered to the Trustee, all of the obligations of the Company or the Guarantor, as the case may be, on all of the Notes or the Note Guarantees, as the case may be, and under the Indentures;

        (2) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing;

        (3) immediately after giving effect to such transaction on a pro forma basis, the Company or any Guarantor, as the case may be, or any Person becoming the successor obligor of the Notes or the Note Guarantees, as the case may be, shall have a Consolidated Net Worth (a 'Pro Forma Consolidated Net Worth') which is equal to or greater than the Consolidated Net Worth of the Company or the Guarantor, as the case may be, immediately prior to such transaction (the 'Base Consolidated Net Worth'), or if the Pro Forma Consolidated Net Worth is less than the Base Consolidated Net Worth, the amount by which the Pro Forma Consolidated Net Worth is less than the Base Consolidated Net Worth shall, if considered as a Restricted Payment, be permitted to be paid at the time under the 'Limitation on Restricted Payments' covenant;

        (4) immediately after giving effect to such transaction on a pro forma basis the Company or any Guarantor, as the case may be, or any Person becoming the successor obligor of the Notes or the Note Guarantees, as the case may be, could Incur at least $1.00 of Indebtedness under the first paragraph of the 'Limitation on Indebtedness' covenant; provided that this clause (4) shall not apply to a consolidation or merger with or into a Wholly Owned Restricted Subsidiary with a positive net worth; and provided further that, in connection with any such merger or consolidation, no consideration (other than Capital Stock (other than Disqualified Stock) in the surviving Person, the Company or any Guarantor) shall be issued or distributed to the stockholders of the Company or the Guarantor; and

        (5) the Company delivers to the Trustee an Officers' Certificate (attaching the arithmetic computations to demonstrate compliance with clauses (3) and (4)) and Opinion of Counsel, in each case stating that such consolidation, merger or transfer and such supplemental indenture complies with this provision and that all conditions precedent provided for herein relating to such transaction have been complied with; provided, however, that clauses (3) and (4) above do not apply if, in the good faith determination of the Board of Directors of the Company, whose determination shall be evidenced by a Board Resolution, the principal purpose of such transaction is to change the state of incorporation of the Company or any Guarantor; and

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    provided further that any such transaction shall not have as one of its purposes the evasion of the foregoing limitations.

DEFEASANCE

    Defeasance and Discharge. The Indentures provide that the Company and each Guarantor will be deemed to have paid and will be discharged from any and all obligations in respect of the Notes and the Note Guarantees on the 123rd day after the deposit referred to below, and the provisions of the Indentures will no longer be in effect with respect to the Notes and the Note Guarantees (except for, among other matters, certain obligations to register the transfer or exchange of the Notes, to replace stolen, lost or mutilated Notes, to maintain paying agencies and to hold monies for payment in trust) if, among other things:

        (A) the Company or the Guarantors have deposited with the Trustee, in trust, money and/or U.S. Government Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the Notes on the Stated Maturity of such payments in accordance with the terms of the Indentures and the Notes;

        (B) the Company has delivered to the Trustee (1) either (x) an Opinion of Counsel to the effect that Holders will not recognize income, gain or loss for federal income tax purposes as a result of the Company's exercise of its option under this 'Defeasance' provision and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred, which Opinion of Counsel must be based upon (and accompanied by a copy of) a ruling of the Internal Revenue Service to the same effect unless there has been a change in applicable federal income tax law after the Closing Date such that a ruling is no longer required or
    (y) a ruling directed to the Trustee received from the Internal Revenue Service to the same effect as the aforementioned Opinion of Counsel and
    (2) an Opinion of Counsel to the effect that the creation of the defeasance trust does not violate the Investment Company Act of 1940;

        (C) immediately after giving effect to such deposit on a pro forma basis, no Event of Default, or event that after the giving of notice or lapse of time or both would become an Event of Default, shall have occurred and be continuing on the date of such deposit or during the period ending on the 123rd day after the date of such deposit, and such deposit shall not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound; and

        (D) if at such time the Notes are listed on a national securities exchange, the Company has delivered to the Trustee an Opinion of Counsel to the effect that the Notes will not be delisted as a result of such deposit, defeasance and discharge.

    Defeasance of Certain Covenants and Certain Events of Default. The Indentures further will provide that the provisions of the Indentures will no longer be in effect with respect to clauses (3) and (4) under 'Consolidation, Merger and Sale of Assets' and all the covenants described herein under 'Covenants,' clause (c) under 'Events of Default' with respect to such clauses
(3) and (4) under 'Consolidation, Merger and Sale of Assets,' clause (d) with respect to such other covenants and clauses (e), (f) and (g) under 'Events of Default' shall be deemed not to be Events of Default upon, among other things, the deposit with the Trustee, in trust, of money and/or U.S. Government Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the Notes on the Stated Maturity of such payments in accordance with the terms of the Indentures and the Notes, the satisfaction of the provisions described in clauses (B)(2), (C) and (D) of the preceding paragraph and the delivery by the Company to the Trustee of an Opinion of Counsel to the effect that, among other things, the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such

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


deposit and defeasance of certain covenants and Events of Default and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred.

    Defeasance and Certain Other Events of Default. In the event the Company exercises its option to omit compliance with certain covenants and provisions of the Indentures with respect to the Notes as described in the immediately preceding paragraph and the Notes are declared due and payable because of the occurrence of an Event of Default that remains applicable, the amount of money and/or U.S. Government Obligations on deposit with the Trustee will be sufficient to pay amounts due on the Notes at the time of their Stated Maturity but 144 may not be sufficient to pay amounts due on the Notes at the time of the acceleration resulting from such Event of Default. However, the Company will remain liable for such payments and the Guarantors' Note Guarantees with respect to such payments will remain in effect.

MODIFICATION AND WAIVER

    Modifications and amendments of the Indentures may be made by the Company, the Guarantors and the Trustee with the consent of the Holders of not less than a majority in aggregate principal amount of the outstanding Notes; provided, however, that no such modification or amendment may, without the consent of each Holder affected thereby:

        (1) change the Stated Maturity of the principal of, or any installment of interest on, any Note;

        (2) reduce the principal amount of, or premium, if any, or interest on, any Note;

        (3) change the place or currency of payment of principal of, or premium, if any, or interest on, any Note;

        (4) impair the right to institute suit for the enforcement of any payment on or after the Stated Maturity (or, in the case of a redemption, on or after the Redemption Date) of any Note;

        (5) reduce the above-stated percentage of outstanding Notes the consent of whose Holders is necessary to modify or amend the Indentures;

        (6) waive a default in the payment of principal of, premium, if any, or interest on the Notes;

        (7) reduce the percentage or aggregate principal amount of outstanding Notes the consent of whose Holders is necessary for waiver of compliance with certain provisions of the Indentures or for waiver of certain defaults; or

        (8) release any Guarantor from its Note Guarantee or otherwise modify the term of the Note Guarantees in a material respect adverse to the Holders.

    Modifications and amendments of the Indentures may be made by the Company, the Guarantors and the Trustee without notice to or the consent of any Holder:

        (1) to cure any ambiguity, defect or inconsistency;

        (2) to comply with the 'Consolidation, Merger and Sale of Assets' covenant;

        (3) to comply with any requirements of the Commission in connection with the qualification of the Indentures under the Trust Indenture Act;

        (4) to evidence and provide for the acceptance of appointment by a successor Trustee;

        (5) to provide for uncertificated Notes in addition to or in place of certificated Notes;

        (6) to add one or more Subsidiary Guarantees on the terms required by the Indentures; or

        (7) to make any change that does not adversely affect the rights of any Holder in any material respect.

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


NO PERSONAL LIABILITY OF INCORPORATORS, STOCKHOLDERS, OFFICERS, DIRECTORS, OR EMPLOYEES

    The Indentures provide that no recourse for the payment of the principal of, premium, if any or interest on any of the Exchange Notes or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of the Company or the Guarantors in the Indentures, or in any of the Exchange Notes or because of the creation of any Indebtedness represented thereby, shall be had against any incorporator, stockholder, officer, director, employee or controlling person of the Company or the Guarantors or of any successor Person thereof. Each Holder, by accepting the Exchange Notes, waives and releases all such liability.

CONCERNING THE TRUSTEE

    The Indentures provide that, except during the continuance of a Default, the Trustee will not be liable, except for the performance of such duties as are specifically set forth in such Indentures. If an Event of Default has occurred and is continuing, the Trustee will use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

    The Indentures and provisions of the Trust Indenture Act incorporated by reference therein contain limitations on the rights of the Trustee, should it become a creditor of the Company or a Guarantor, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The Trustee is permitted to engage in other transactions; provided, however, that if it acquires any conflicting interest, it must eliminate such conflict or resign.

                         BOOK-ENTRY; DELIVERY AND FORM

GENERAL

    Except as provided below, the Exchange Notes will be represented by one or more fully registered global securities, in denominations of $1,000 and any integral multiple thereof which will be deposited with, or on behalf of, DTC and registered in the name of Cede & Co., or 'Cede,' the nominee of DTC. Beneficial interests in the global securities will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct or indirect participants in DTC. Unless and until physical Exchange Notes in definitive, fully registered form, or the 'Definitive Exchange Notes' are issued under the limited circumstances described below, all references in this prospectus to actions by Noteholders will refer to actions taken by DTC upon instructions from DTC participants, and all references to distributions, notices, reports and statements to Noteholders will refer, as the case may be, to distributions, notices, reports and statements to DTC or Cede, as the registered holder of the Exchange Notes, or to DTC participants for distribution to Noteholders in accordance with DTC procedures.

    Except in the limited circumstances described below, owners of beneficial interests in global securities will not be entitled to receive physical delivery of Definitive Exchange Notes. The Exchange Notes will not be issuable in bearer form.

    DTC has advised us that DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a 'clearing corporation' within the meaning of the New York Uniform Commercial Code and 'clearing agency' registered pursuant to Section 17A of the Exchange Act.

    Under the New York Uniform Commercial Code, a 'clearing corporation' is defined as:

          a person that is registered as a 'clearing agency' under the federal securities laws;

          a federal reserve bank; or

          any other person that provides clearance or settlement services with respect to financial assets that would require it to register as a clearing agency under the federal securities laws but for an exclusion or exemption from the registration requirement, if its activities as a clearing corporation, including promulgation of rules, are subject to regulation by a federal or state governmental authority.

    A 'clearing agency' is an organization established for the execution of trades by transferring funds, assigning deliveries and guaranteeing the performance of the obligations of parties to trades.

    DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between DTC participants through electronic book-entry changes in the accounts of DTC participants. The ability to execute transactions through book-entry changes in accounts eliminates the need for transfer of physical certificates. DTC participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of DTC participants and by the New York Stock Exchange, the American Stock Exchange, and the National Association of Securities Dealers, Inc. Banks, brokers, dealers, trust companies and other entities that clear through or maintain a custodial relationship with a DTC participant either directly or indirectly have indirect access to the DTC system.

    Under the rules, regulations and procedures creating and affecting DTC and its operations, DTC is required to make book-entry transfers of the Exchange Notes among DTC participants on whose behalf it acts with respect to the Exchange Notes and to receive and transmit distributions of principal, premium, if any, and interest with respect to the Exchange Notes. DTC participants and indirect DTC participants with which Noteholders have accounts similarly are required to make book-entry transfers and receive and transmit such payments on behalf of their respective customers. Noteholders that are not DTC participants or indirect DTC participants but desire to purchase, sell or otherwise transfer ownership of, or other interests in, the Exchange Notes may do so only through DTC participants and indirect DTC participants. In addition, Noteholders will receive all distributions of principal, premium, if any, and interest from the Company through DTC participants or indirect DTC participants, as the case may be. Under a book-entry format, Noteholders may experience some delay in their receipt of payments because payments with respect to the Exchange Notes will be forwarded by the Company to Cede, as nominee for DTC. We expect DTC to forward payments in same-day funds to each DTC participant who is credited with ownership of the Exchange Notes in an amount proportionate to the principal amount of that DTC participant's holdings of beneficial interests in the Exchange Notes, as shown on the records of DTC or Cede. We also expect that DTC participants will forward payments to indirect DTC participants or Noteholders, as the case may be, in accordance with standing instructions and customary industry practices. DTC participants will be responsible for forwarding distributions to Noteholders. Accordingly, although Noteholders will not possess physical certificates representing the Exchange Notes, DTC's rules provide a mechanism by which Noteholders will receive payments on the Exchange Notes and will be able to transfer their interests.

    Unless and until Definitive Exchange Notes are issued under the limited circumstances described below, the only physical Noteholder will be Cede, as nominee of DTC. Noteholders will not be recognized by us as registered owners of Exchange Notes under the Indentures. Noteholders will be permitted to exercise the rights under the Indentures only indirectly through DTC and DTC participants. DTC has advised us that it will take any action permitted to be taken by a Noteholder under the Indentures only at the direction of one or more DTC participants to whose accounts with DTC the Exchange Notes are credited. Additionally, DTC has advised us that in the event any action requires approval by Noteholders of a certain percentage of ownership of the Exchange Notes, DTC will take such action only at the direction of and on behalf of DTC participants whose holdings include undivided interests that satisfy any such percentage. DTC may take conflicting actions with respect to other undivided interests to the extent that such actions are taken on behalf of DTC participants whose holdings include those undivided interests. DTC will convey notices and other communications to DTC participants, and DTC participants will convey notices and other communications to indirect DTC participants and to Noteholders in accordance with arrangements among them. Arrangements among DTC and its direct and indirect participants

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are subject to any statutory or regulatory requirements as may be in effect from time to time. DTC's rules applicable to itself and DTC participants are on file with the Commission.

    The laws of some states require that certain purchasers of securities take physical delivery of such securities. Such limits and such laws may limit the market for beneficial interests in the global securities. Qualified institutional buyers may hold their interests in the global securities directly through DTC if they are participants in such system, or indirectly through organizations which are participants in such system.

    A Noteholder's ability to pledge the Exchange Notes to persons or entities that do not participate in the DTC system, or otherwise to act with respect to such Exchange Notes may be limited due to the lack of a physical certificate to evidence ownership of the Exchange Notes and because DTC can only act on behalf of DTC participants, who in turn act on behalf of indirect DTC participants.

    We will not have any liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Exchange Notes held by Cede, as nominee for DTC, for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for the performance by DTC, any DTC participant or any indirect DTC participant of their respective obligations under the rules and procedures governing their obligations.

DEFINITIVE EXCHANGE NOTES

    Definitive Exchange Notes will be issued in paper form to Noteholders or their nominees, rather than to DTC or its nominee, only if we determine that DTC is no longer willing or able to discharge properly its responsibilities as depository with respect to the Exchange Notes and we or the trustee are unable to locate a qualified successor within 90 days of receipt of such notice.

    If Definitive Exchange Notes are to be issued by us under the paragraph immediately above, we will notify all Noteholders through DTC of the availability of Definitive Exchange Notes. Upon surrender by DTC of the global securities and receipt of instructions for re-registration, we will reissue the Exchange Notes as Definitive Exchange Notes to Noteholders.

    After Definitive Exchange Notes are issued, we or a paying agent will make distributions of principal, premium, if any, and interest with respect to Exchange Notes directly to holders in whose names the Exchange Notes were registered at the close of business on the applicable record date. Except for the final payment to be made with respect to an Exchange Note, we or a paying agent will make distributions by check mailed to the addresses of the registered holders as they appear on the register maintained by us. We or a paying agent will make the final payment with respect to any Exchange Note only upon presentation and surrender of the applicable Exchange Note at the office or agency specified in the notice of final distribution to Noteholders.

                     U.S. FEDERAL INCOME TAX CONSIDERATIONS

GENERAL

    This section summarizes the material U.S. Federal income tax consequences to holders associated with an exchange of Private Exchange Notes for Exchange Notes. However, the discussion is limited in the following ways:

          This discussion only covers you if you received Private
          Exchange Notes in the Private Exchange Offers and you exchange such Private Exchange Notes for Exchange Notes pursuant to the Registered Exchange Offers.

          This discussion only covers you if you have always held your Private Exchange Notes, and will only hold Exchange Notes received pursuant to the Registered Exchange Offers as a capital asset (that is, for investment purposes) and if you do not have a special tax status.

          The discussion does not cover tax consequences that depend upon your particular tax situation in addition to your ownership of Private Exchange Notes or Exchange Notes. We

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          suggest that you consult your tax advisor about the
          consequences of holding Private Exchange Notes or Exchange Notes in your particular situation.

          The discussion is based on current U.S. Federal tax law. Changes in the law may change the tax treatment of the Private Exchange Notes or Exchange Notes.

          The discussion does not cover state, local or foreign law.

          The discussion does not apply to you if you are a 'Non-U.S. Holder', as defined below, of notes and you (a) own 10% or more of our voting stock, (b) are a 'controlled foreign corporation' with respect to us, or (c) are a bank making a loan in the ordinary course of its business.

          We have not requested a ruling from the Internal Revenue Service (IRS) on the tax consequences of the Registered Exchange Offers or owning the Exchange Notes. As a result, the IRS could disagree with any portion of this discussion.

    IF YOU ARE CONSIDERING EXCHANGING PRIVATE EXCHANGE NOTES FOR EXCHANGE NOTES PURSUANT TO THE REGISTERED EXCHANGE OFFERS, WE SUGGEST THAT YOU CONSULT YOUR TAX ADVISOR ABOUT THE TAX CONSEQUENCES OF SUCH AN EXCHANGE AND HOLDING THE EXCHANGE NOTES IN YOUR PARTICULAR SITUATION.

    For purposes of this summary, a 'U.S. Holder' is:

          an individual U.S. citizen or resident alien;

          a corporation or other entity taxable as a corporation for U.S. Federal income tax purposes that was created under U.S. law (Federal or state); or

          an estate or trust whose world-wide income is subject to U.S. Federal income tax.

    If a partnership holds Private Exchange Notes or Exchange Notes, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner of a partnership holding Private Exchange Notes or Exchange Notes, we suggest that you consult your tax advisor.

    For purposes of this summary, a 'Non-U.S. Holder' is:

          an individual that is a nonresident alien;

          a corporation or other entity taxable as a corporation for U.S. Federal income tax purposes that was created under non-U.S. law (Federal or state); or

          an estate or trust that is not taxable in the U.S. on its worldwide income.

REGISTERED EXCHANGE OFFERS

    The consummation of the Registered Exchange Offers will not be a taxable event for U.S. Federal income tax purposes. Accordingly, holders will not recognize any income, gain or loss in connection with an exchange of Private Exchange Notes for Exchange Notes pursuant to the Registered Exchange Offers, and any such holder will have the same adjusted tax basis and holding period in the Exchange Notes as it had in the Private Exchange Notes, as measured immediately before the exchange.

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                       SUBSIDIARIES OF ATA HOLDINGS CORP.

    ATA Holdings owns all of the outstanding equity of the following entities:

       ATA Airlines, Inc.
       Ambassadair Travel Club, Inc.
       ATA Leisure Corp. (formerly ATA Vacations, Inc.; formerly Amber Tours, Inc.)
       Amber Travel, Inc.
       American Trans Air Training Corporation
       American Trans Air ExecuJet, Inc.
       ATA Cargo, Inc.
       Chicago Express Airlines, Inc.
       Amber Holdings, Inc.*
       Kodiak Call Centre, Ltd.*
       AATC Holding, Inc.*
       KeyTours, Inc.*
       Travel Charter International, L.L.C.*
       Consultrav, Inc.*
       West 63rd Street Land Holding, LLC*
       Washington Assurance Ltd.*
       Washington Street Aviation, LLC*

---------
* The subsidiaries denoted with an asterisk, considered in the aggregate as a single subsidiary, would not constitute a 'significant subsidiary' as defined in Rule 1-02(w) of Regulation S-X of the Exchange Act.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    This table indicates the number of shares of ATAH common stock owned by
(i) the executive officers and, in the cases of John P. Tague, Kenneth K. Wolff and Willie G. McKnight, Jr., former executive officers; (ii) the directors;
(iii) any person known by management to beneficially own more than 5% of the outstanding shares of ATAH common stock; and (iv) all directors and executive officers of the Company as a group as of September 30, 2003.

                                                          NUMBER OF                      PERCENT OF
                                                            SHARES           RIGHT TO    OUTSTANDING
        NAME AND ADDRESS OF INDIVIDUAL/GROUP               OWNED(1)         ACQUIRE(2)    SHARES(3)
        ------------------------------------               --------         ----------    ---------
J. George Mikelsons .................................     8,257,800               -0-       70
  7337 West Washington Street
  Indianapolis, IN 46231
John P. Tague(4).....................................           -0-               -0-       --
James W. Hlavacek....................................        20,263           273,431       --
Kenneth K. Wolff(5)..................................        14,831           332,268       --
Robert A. Abel.......................................         4,000             6,000       --
Andrejs P. Stipnieks.................................        15,320             6,000       --
Claude E. Willis.....................................           300             2,500       --
David M. Wing(6).....................................         1,074            59,558       --
Willie G. McKnight(7)................................           -0-               -0-       --
Gilbert F. Viets.....................................         4,000               -0-       --
William D. Beal......................................            57            39,333       --
Randy E. Marlar......................................           272           126,600       --
Dimensional Fund Advisors Inc.  .....................       995,700(8)            -0-        9
  1299 Ocean Avenue, 11th Floor
  Santa Monica, CA 90401
All directors and executive officers as a group(9)
  (excluding J. George Mikelsons)....................        55,788         1,095,894       --

---------

(1) Includes shares for which the named person has shared voting and investment power with a spouse.

(2) Shares that can be acquired through presently exercisable stock options or stock options which will become exercisable by their terms within 60 days.

(3)  If more than 1%.

(4)  Mr. Tague resigned on August 5, 2002. Options to acquire
     150,000 shares were cancelled on August 20, 2002, and options to acquire 266,137 shares expired on February 6, 2004.

(5)  Mr. Wolff retired on April 1, 2003.

(6)  Mr. Wing was appointed Executive Vice President and Chief
     Financial Officer on March 3, 2003.

(7)  Mr. McKnight left the Company on March 17, 2003.

(8) Dimensional Fund Advisors Inc. ('Dimensional'), an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, furnishes investment advice to four investment companies registered under the Investment Company Act of 1940, and serves as investment manager to certain other commingled group trusts and separate accounts. (These investment companies, trusts and accounts are referred to as the 'Funds.') In its role as investment adviser and investment manager, Dimensional possesses voting and/or investment power over the shares of common stock described in this table that are owned by the Funds. Such shares of common stock are owned by the Funds, and Dimensional disclaims beneficial ownership of such securities.

(9)  Group consists of eight persons (Messrs. Tague, Hlavacek,
     Wolff, Abel, Stipnieks, Willis, Wing and McKnight).

                        DIRECTORS AND EXECUTIVE OFFICERS

J. GEORGE MIKELSONS                                          Director since 1993
J. George Mikelsons, age 66, is the founder, Chairman of the Board, Chief Executive Officer and, prior to the Company's initial public offering in May 1993, was the sole shareholder of the Company. Mr. Mikelsons founded American Trans Air, Inc. ('ATA') and Ambassadair Travel Club, Inc. in 1973.
Mr. Mikelsons serves on the Board of Directors and is a member of the Executive Committee of the Air Transport Association. Mr. Mikelsons also serves on the Board of Directors of The Indianapolis Zoo, the Indianapolis Convention and the Indianapolis Visitors Association (where he is a member of the Executive Committee), the Central Indiana Corporate Partnership and the Indianapolis Symphony Orchestra. Mr. Mikelsons has been an airline captain since 1966 and remains current on several jet aircraft. Mr. Mikelsons is a citizen of the United States.

JAMES W. HLAVACEK                                            Director since 1993
James W. Hlavacek, age 67, joined ATA Airlines, Inc. in 1983 serving in various capacities before becoming Executive Vice President in 1989. He was also appointed Chief Operating Officer (COO) for the carrier in 1995 and continued in both roles until he assumed the position of Vice Chairman in 2003. A board member of ATA Holdings Corp. since 1993, Hlavacek oversees its regional commuter airline, ATA Connection (Chicago Express Airlines, Inc.,) based at Chicago's Midway International Airport. Hlavacek is also President of ATA Training Corporation, which trains maintenance professionals for the commercial airline market. Hlavacek began his aviation career as a pilot in the U.S. Air Force. From 1983 through 1989, he assumed various roles at ATA including: Fleet Chief Pilot, System Chief Pilot and Vice President of Operations. He has overseen the growth of ATA from a fleet of nine aircraft to the present 85 aircraft. Hlavacek has served as a member of the National Air Carrier Association (NACA) Board of Directors since 1997. He currently serves as a member of both the Military Airlift Committee and Security Practices Committee of the National Defense Transportation Association (NDTA). Hlavacek is a native of Chicago and a graduate of the University of Illinois. He is married with three grown children.

ROBERT A. ABEL                                               Director since 1993
Robert A. Abel, age 51, is a director in the public accounting firm of Blue & Co., LLC. Mr. Abel is a magna cum laude graduate of Indiana State University with a B.S. Degree in Accounting. He is a certified public accountant with over 25 years of public accounting experience in the areas of auditing and corporate tax. He has been involved with aviation accounting and finance since 1976. Blue & Co., LLC provides tax and accounting services to the Company in connection with selected matters. Mr. Abel's principal business address is 11460 N. Meridian Street, Carmel, Indiana 46032. Mr. Abel is a citizen of the United States.

ANDREJS P. STIPNIEKS                                         Director since 1993
Andrejs P. Stipnieks, age 63, is an international aviation consultant. He graduated from the University of Adelaide, South Australia, and is a Barrister and Solicitor of the Supreme Courts of South Australia, the Australian Capital Territory and of the High Court of Australia. Until 1998, Mr. Stipnieks was a Senior Government Solicitor in the Australian Attorney General's Department, specializing in aviation and surface transport law. He has represented Australia on the Legal Committee of the International Civil Aviation Organization at Montreal. Mr. Stipnieks' principal business address is 6933 Andre Drive, Indianapolis, Indiana 46278. Mr. Stipnieks is a citizen of Australia.

CLAUDE E. WILLIS, D.D.S.                                     Director since 2001
Claude E. Willis, age 57, has been in private dental practice in Indianapolis for 29 years. He is a member of the American Dental Association, the Indianapolis District Dental Society and was named on a list of 'Top Dentists in America' by the Consumers Research Council of America. A 1968 graduate of Purdue University's School of Science, Dr. Willis completed his graduate studies earning a Doctor of Dental Surgery Degree from Indiana University School of Dentistry in 1972. Dr. Willis' principal business address is 5938 W. State Road 135, Trafalgar, Indiana 46181. Dr. Willis is a citizen of the United States.

DAVID M. WING                                                Director since 2003
David M. Wing, age 52, was appointed Chief Financial Officer of the Company in 2003. From 1994 to 2003, he was the Company's Vice President and Controller. Before joining ATA, Mr. Wing held several leadership positions with American Airlines over a period of 15 years, including Managing Director of Canadian Accounting Services, Managing Director of Corporate Receivables and Senior Manager of Accounting and Control. Mr. Wing, a certified public accountant, is a graduate of the University of Tulsa where he also holds a Masters in Business Administration. Mr. Wing is a citizen of the United States.

GILBERT F. VIETS                                             Director since 2003
Gilbert F. Viets, age 60, has more than three decades of accounting expertise and is currently a clinical professor in the Systems and Accounting Graduate Program at Indiana University's Kelley School of Business. He worked for Arthur Andersen, L.L.P. for 35 years and spent 22 years in the company's Kansas City, Missouri, office before transferring to Indianapolis in 1987. Prior to his retirement in 2000, he was a member of the firm's Transportation Industry Leadership Team. A Certified Public Accountant, Mr. Viets graduated from Washburn University of Topeka, Kansas, where he is an Alumni Fellow and a member of the Sagamore Honor Society. He served as Vice Chair of the Board of Trustees of the Washburn Endowment Association, and has been active in numerous civic organizations, including St. Vincent Foundation, St. Vincent Hospital and the Public Broadcasting Station. He is an aviation enthusiast, has a pilot's license and flies his own aircraft. Mr. Viets is a citizen of the United States.

                             EXECUTIVE COMPENSATION

    This table shows the compensation paid or accrued to the Chairman of the Board, former President and Chief Executive Officer, former Chief Financial Officer, former Executive Vice President, Marketing and Sales, and two executive officers for services rendered during the last three fiscal years.

                                                                           LONG-TERM
                                              ANNUAL COMPENSATION         COMPENSATION
                                         ------------------------------   ------------
                                                                           SECURITIES
                                                                           UNDERLYING       ALL OTHER
      NAME AND PRINCIPAL POSITION        YEAR   SALARY($)      BONUS($)    OPTIONS(#)    COMPENSATION($)
      ---------------------------        ----   ---------      --------    ----------    ---------------
J. George Mikelsons ...................  2002    681,443(1)       None         None          6,600(2)
  Chairman of the Board and              2001    680,403(3)       None         None          5,775(4)
  Chief Executive Officer                2000    688,194          None         None          3,535(5)

John P. Tague(6) ......................  2002    777,958          None         None           None
  Former President and                   2001    512,885          None         None          5,775(4)
  Former Chief Executive Officer         2000    525,000          None       75,000          5,250(5)

James W. Hlavacek .....................  2002    346,635(1)       None         None          6,600(2)
  Vice Chairman                          2001    341,923(3)     16,000(8)      None          5,775(4)
                                         2000    350,000          None       50,000          3,506(5)

Kenneth K. Wolff(9) ...................  2002    346,635(1)       None         None          6,600(2)
  Former Executive Vice President        2001    341,923        16,000(8)      None          5,775(4)
  and Chief Financial Officer            2000    350,000          None       50,000          3,393(5)

David M. Wing(10) .....................  2002    207,981(1)       None         None          6,600(2)
  Executive Vice President and           2001    205,154(3)     10,000(8)      None          5,775(4)
  Chief Financial Officer                2000    200,000          None       18,000          4,384(5)

Willie G. McKnight(11) ................  2002    461,635(1)       None         None           None
  Former Executive Vice President,       2001    456,923(3)      8,000(8)      None           None
  Marketing and Sales                    2000    323,077       210,000      100,000           None

---------

 (1) Reflects a salary reduction program initiated in November 2002. Mr. McKnight's salary 2002 salary includes debt forgiveness of $115,000.

                                              (footnotes continued on next page)

(footnotes continued from previous page)

 (2) Represents the amount of the Company's matching contribution to its 401(k) Plan in 2002.

 (3) Reflects a salary reduction program due to September 11, 2001 terrorist attacks. Mr. McKnight's 2001 salary includes debt forgiveness of $115,000.

 (4) Represents the amount of the Company's matching contribution to its 401(k) Plan in 2001.

 (5) Represents the amount of the Company's matching contribution to its 401(k) Plan in 2000.

 (6) Mr. Tague resigned on August 5, 2002.

 (7) Mr. Tague's compensation includes amounts paid to him pursuant to a Severance Agreement.

 (8) Bonus amounts relate to a first quarter 2001 performance plan and were paid in the first half of 2001. Such amounts do not relate to year-end 2001 performance.

 (9) Mr. Wolff retired on April 1, 2003.

(10) Mr. Wing was appointed Executive Vice President and Chief Financial Officer on March 3, 2003.

(11) Mr. McKnight left the Company on March 17, 2003.

              CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

    Mr. Mikelsons is the sole owner of Betaco, Inc., a Delaware corporation ('Betaco'). Betaco currently owns two airplanes (a Cessna Citation II and a Lear
Jet) and two helicopters (a Bell 206B Jet Ranger III and a Bell 206L-3 LongRanger). The two airplanes are leased or subleased to ATA. The Lear Jet has been used to fly corporate charters since September 2002. The Jet Ranger III and LongRanger helicopters are leased to American Trans Air ExecuJet, Inc. ('ExecuJet'). ExecuJet uses the Jet Ranger III for third-party charter flying and subleases the LongRanger to an Indianapolis television station.

    The lease for the Cessna Citation currently requires a monthly payment of $37,500 for a term beginning July 25, 2001, and ending on July 24, 2004. The lease for the Lear Jet requires a monthly payment of $33,600 for a term beginning December 24, 2001, and ending December 23, 2003. The lease for the JetRanger III currently requires a monthly payment of $3,500 for a term beginning November 1, 2002, and ending November 1, 2005. The lease for the LongRanger requires a monthly payment of $7,350 for a term beginning
December 11, 2001, and ending October 31, 2005. Betaco lowered the lease payments for the JetRanger III and LongRanger an aggregate of $7,025 per month because of the decline in values for these aircraft. The Company believes that the current terms of the leases and subleases with Betaco for this equipment are no less favorable to the Company than those that could be obtained from third parties.

    Since 1996, the Company and Mr. Mikelsons have had an arrangement pursuant to which the Company provides certain domestic employees of Mr. Mikelsons with salary, health insurance and other non-cash benefits. Every quarter, the Company invoices Mr. Mikelsons for the full amount of such benefits. Historically, the timing of payments from Mr. Mikelsons to the Company has been inconsistent. Beginning in 2003, Mr. Mikelsons reimburses the Company prior to the pay date for these employees.

    The Company pays approximately $269,000 in annual compensation, plus associated non-cash benefits, to five employees who serve as the crew for two boats owned by Betaco and another company owned by Mr. Mikelsons. Under an agreement dated as of July 1, 2002, the Company agreed to pay for these employees in exchange for its use of the boats for business purposes (e.g., the entertainment of clients, customers and vendors of the Company). To the extent that, for any fiscal year, the crew's compensation, plus associated non-cash benefits, exceeds 75% of the amount that would have been charged by an outside third party under a fair market rental contract for the Company's actual use of the boats, Mr. Mikelsons is responsible for paying the difference.

    As of September 30, 2003, Mr. Mikelsons owes $675,319 to the Company pursuant to the arrangements relating to the domestic employees and the crew for the two boats. The Company has also paid Mr. Mikelsons a total of $120,000 in connection with the use of the boats by ATA prior to the July 1, 2002, agreement. While there have been other business uses by the Company, Mr. Mikelsons has determined not to seek reimbursement for them.

    William P. Rogers Jr., a former Chairman of the Audit Committee, is a partner at the law firm of Cravath, Swaine & Moore LLP, which has provided legal services to the Company over the past three years.

    Mr. Abel is a partner in the accounting firm of Blue & Co., LLC, which provided tax and accounting services to the Company in 2002.

    As part of the Company's compensation package to Willie McKnight, the Company's former Executive Vice President, Marketing and Sales, on January 24, 2000, the Company provided Mr. McKnight with an interest-free loan of $230,000. Fifty percent (50%) of the loan was forgiven on January 24, 2001, and the remainder of the principal balance was forgiven on January 24, 2002. The loan was evidenced by a Demand Promissory Note signed by Mr. McKnight.

    In addition, the Company loaned its former Chief Executive Officer, John Tague, $175,000 on February 1, 2001. The loan was evidenced by a Promissory Note, which bore interest at an annual rate of 4.75%. The loan was repaid in full by Mr. Tague on August 20, 2002.

                                 LEGAL MATTERS

    The validity of the Exchange Notes offered hereby, and certain Federal income tax matters with respect to the Exchange Notes, will be passed upon for ATA and ATA Holdings by Cravath, Swaine & Moore LLP, New York, New York. William
P. Rogers, Jr., a partner at Cravath, Swaine & Moore LLP, beneficially owns 5,000 shares of common stock of ATA Holdings.

                                    EXPERTS

    The consolidated financial statements of ATA Holdings Corp. and its subsidiaries at December 31, 2002 and 2001, and for each of the three years in the period ended December 31, 2002, appearing in this prospectus have been audited by Ernst & Young LLP, independent auditors, as stated in their report thereon appearing elsewhere herein and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

          ATA HOLDINGS CORP. (FORMERLY AMTRAN, INC.) AND SUBSIDIARIES
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Annual Consolidated Financial Statements:
    Report of Independent Auditors..........................   F-2
    Consolidated Balance Sheets at December 31, 2002 and
     2001...................................................   F-3
    Consolidated Statements of Operations for the Years
     Ended December 31, 2002, 2001 and 2000.................   F-4
    Consolidated Statements of Changes in Redeemable
     Preferred Stock, Common Stock and Other Shareholders'
     Equity for the Years Ended December 31, 2002, 2001 and
     2000...................................................   F-5
    Consolidated Statements of Cash Flows for the Years
     Ended December 31, 2002, 2001 and 2000.................   F-6
    Notes to Consolidated Financial Statements..............   F-7
    Financial Statements and Supplementary Data -- Quarterly
     Financial Summary -- Unaudited.........................  F-26
Interim Consolidated Financial Statements:
    Consolidated Balance Sheets at September 30, 2003 and
     December 31, 2002......................................  F-29
    Consolidated Statements of Operations for the Three and
     Nine Months Ended September 30, 2003 and 2002..........  F-30
    Consolidated Statements of Changes in Redeemable
     Preferred Stock, Common Stock and Other Shareholders'
     Equity for the Quarters Ended March 31, 2003, June 30,
     2003 and September 30, 2003............................  F-31
    Consolidated Statements of Cash Flows for the Nine
     Months Ended September 30, 2003 and 2002...............  F-32
    Notes to Consolidated Financial Statements..............  F-33

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors
ATA HOLDINGS CORP. AND SUBSIDIARIES

    We have audited the accompanying consolidated balance sheets of ATA Holdings Corp. and Subsidiaries (the 'Company') as of December 31, 2002 and 2001, and the related consolidated statements of operations, changes in redeemable preferred stock, common stock and other shareholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 2002. Our audits also included the financial statement schedule listed in the index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    Since the date of completion of our audit on the accompanying financial statements and our initial issuance of our report thereon dated January 24, 2003, the Company has restructured certain debt and lease obligations as described in Note 20. However, as we have not completed our review of management's 2004 liquidity projections in connection with the December 31, 2003, audit, we cannot come to any conclusion regarding the Company's ability to meet its 2004 obligations as they become due.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ATA Holdings Corp. and Subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth herein.

    As discussed in Note 16 to the consolidated financial statements, effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142 'Goodwill and Other Intangible Assets'.

                                              [Signature: Ernst & Young LLP]

Indianapolis, Indiana
January 24, 2003,
except for Note 20
as to which the date is February 11, 2004

                      ATA HOLDINGS CORP. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

                                                                     DECEMBER 31,
                                                              ---------------------------
                                                                  2002           2001
                                                                  ----           ----
                                                                (DOLLARS IN THOUSANDS)
                           ASSETS
Current assets:
    Cash and cash equivalents...............................   $ 200,160      $  184,439
    Aircraft pre-delivery deposits..........................      16,768         166,574
    Receivables, net of allowance for doubtful accounts
      (2002 -- $2,375; 2001 -- $1,526)......................      86,377          75,046
    Inventories, net........................................      51,233          47,648
    Assets held for sale....................................      --              18,600
    Prepaid expenses and other current assets...............      39,214          19,471
                                                               ---------      ----------
        Total current assets................................     393,752         511,778
Property and equipment:
    Flight equipment........................................     312,652         327,541
    Facilities and ground equipment.........................     134,355         119,975
                                                               ---------      ----------
                                                                 447,007         447,516
Accumulated depreciation....................................    (181,380)       (132,573)
                                                               ---------      ----------
                                                                 265,627         314,943
Restricted cash.............................................      30,360         --
Goodwill....................................................      14,887          21,780
Assets held for sale........................................       5,090          33,159
Prepaid aircraft rent.......................................      68,828          49,159
Investment in BATA Leasing, LLC.............................      22,968          30,284
Deposits and other assets...................................      46,624          41,859
                                                               ---------      ----------
        Total assets........................................   $ 848,136      $1,002,962
                                                               ---------      ----------
                                                               ---------      ----------
       LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
    Current maturities of long-term debt....................   $  14,191      $    5,820
    Short-term debt.........................................       8,384         118,239
    Accounts payable........................................      23,688          26,948
    Air traffic liabilities.................................      94,693         100,958
    Accrued expenses........................................     160,924         177,102
                                                               ---------      ----------
        Total current liabilities...........................     301,880         429,067
Long-term debt, less current maturities.....................     486,853         373,533
Deferred income taxes.......................................      --              13,655
Deferred gains from sale and leaseback of aircraft..........      54,889          45,815
Other deferred items........................................      42,038          16,760
                                                               ---------      ----------
        Total liabilities...................................     885,660         878,830
Commitments and contingencies
Redeemable preferred stock; authorized and issued 800
  shares....................................................      82,485          80,000
Shareholders' equity (deficit):
    Preferred stock; authorized 9,999,200 shares; none
      issued................................................      --             --
    Common stock, without par value; authorized 30,000,000
      shares; issued 13,476,193 -- 2002;
      13,266,642 -- 2001....................................      65,290          61,964
    Treasury stock; 1,711,440 shares -- 2002; 1,710,658
      shares -- 2001........................................     (24,778)        (24,768)
    Additional paid-in capital..............................      18,374          11,534
    Other comprehensive loss................................      --                (687)
    Retained deficit........................................    (178,895)         (3,911)
                                                               ---------      ----------
        Total shareholders' equity (deficit)................    (120,009)         44,132
                                                               ---------      ----------
            Total liabilities and shareholders' equity
              (deficit).....................................   $ 848,136      $1,002,962
                                                               ---------      ----------
                                                               ---------      ----------

                            See accompanying notes.

                      ATA HOLDINGS CORP. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF OPERATIONS

                                                                   YEAR ENDED DECEMBER 31,
                                                        ---------------------------------------------
                                                            2002            2001            2000
                                                            ----            ----            ----
                                                        (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Operating revenues:
    Scheduled service.................................   $   886,579     $   820,666     $   753,301
    Charter...........................................       309,242         359,770         435,262
    Ground package....................................        35,687          52,182          59,848
    Other.............................................        45,862          42,866          43,142
                                                         -----------     -----------     -----------
            Total operating revenues..................     1,277,370       1,275,484       1,291,553
                                                         -----------     -----------     -----------
Operating expenses:
    Salaries, wages and benefits......................       355,201         325,153         297,012
    Fuel and oil......................................       206,574         251,333         274,820
    Aircraft rentals..................................       190,148          98,988          72,145
    Handling, landing and navigation fees.............       110,528          88,653          97,414
    Depreciation and amortization.....................        76,727         121,327         125,041
    Crew and other employee travel....................        54,774          59,278          65,758
    Aircraft maintenance, materials and repairs.......        52,254          61,394          70,432
    Other selling expenses............................        43,934          41,601          36,650
        Advertising...................................        40,028          26,421          22,016
        Passenger service.............................        38,345          43,856          45,571
        Insurance.....................................        33,981          10,675           7,733
        Ground package cost...........................        27,882          42,160          50,903
        Commissions...................................        23,326          34,789          39,065
        Facilities and other rentals..................        22,624          20,241          15,817
        Special charges...............................       --               21,525         --
        Aircraft impairments and retirements..........        66,787         118,868         --
        Goodwill impairment...........................         6,893         --              --
        U.S. Government grant.........................        16,221         (66,318)        --
        Other.........................................        71,180          67,410          68,606
                                                         -----------     -----------     -----------
            Total operating expenses..................     1,437,407       1,367,354       1,288,983
                                                         -----------     -----------     -----------
    Operating income (loss)...........................      (160,037)        (91,870)          2,570
Other income (expense):
        Interest income...............................         2,829           5,331           8,389
        Interest expense..............................       (35,746)        (30,082)        (31,452)
        Other.........................................        (1,260)            554             562
                                                         -----------     -----------     -----------
    Other expenses....................................       (34,177)        (24,197)        (22,501)
                                                         -----------     -----------     -----------
    Loss before income taxes..........................      (194,214)       (116,067)        (19,931)
    Income tax credit.................................       (24,950)        (39,750)         (4,607)
                                                         -----------     -----------     -----------
    Net loss..........................................      (169,264)        (76,317)        (15,324)
    Preferred stock dividends.........................        (5,720)         (5,568)           (375)
                                                         -----------     -----------     -----------
    Loss available to common shareholders.............   $  (174,984)    $   (81,885)    $   (15,699)
                                                         -----------     -----------     -----------
                                                         -----------     -----------     -----------
Basic earnings per common share:
    Average shares outstanding........................    11,711,906      11,464,125      11,956,532
    Net loss per common share.........................       $(14.94)         $(7.14)         $(1.31)
                                                         -----------     -----------     -----------
                                                         -----------     -----------     -----------
Diluted earnings per common share:
    Average shares outstanding........................    11,711,906      11,464,125      11,956,532
    Net loss per common share.........................       $(14.94)         $(7.14)         $(1.31)
                                                         -----------     -----------     -----------
                                                         -----------     -----------     -----------

                            See accompanying notes.

                      ATA HOLDINGS CORP. AND SUBSIDIARIES
             CONSOLIDATED STATEMENTS OF CHANGES IN PREFERRED STOCK, COMMON STOCK AND OTHER SHAREHOLDERS' EQUITY (DEFICIT)

                                           REDEEMABLE                        ADDITIONAL     DEFERRED          OTHER
                                           PREFERRED    COMMON    TREASURY    PAID-IN     COMPREHENSIVE   COMPREHENSIVE
                                             STOCK       STOCK     STOCK      CAPITAL         ESOP           INCOME
                                             -----       -----     -----      -------         ----           ------
                                                                      (DOLLARS IN THOUSANDS)
Balance, December 31, 1999...............   $ --        $55,826   $(10,500)   $12,910         $(533)         -$-
                                            -------     -------   --------    -------         -----           -----
                                            -------     -------   --------    -------         -----           -----
Net Loss.................................     --          --         --         --           --              --
Issuance of redeemable preferred stock...    80,000       --         --         --           --              --
Issuance of common stock for ESOP........     --          --         --           276           533          --
Preferred dividends......................     --          --         --         --           --              --
Restricted stock grants..................     --            67         (14)        17        --              --
Stock options exercised..................     --         2,937       --        (1,356)       --              --
Purchase of treasury stock...............     --          --       (14,050)     --           --              --
Disqualifying disposition of stock.......     --          --         --           411        --              --
Acquisitions of businesses...............     --           182       --           (26)       --              --
                                            -------     -------   --------    -------         -----           -----
Balance as of December 31, 2000..........    80,000     59,012     (24,564)    12,232        --              --
                                            -------     -------   --------    -------         -----           -----
                                            -------     -------   --------    -------         -----           -----
Net loss.................................     --          --         --         --           --              --
Net loss on derivative instruments, net
 of tax..................................     --          --         --         --           --                (687)
                                                                                                              -----
   Total comprehensive loss..............     --          --         --         --           --                (687)
                                                                                                              -----
Preferred dividends......................     --          --         --         --           --              --
Restricted stock grants..................     --            40          (8)        10        --              --
Stock options exercised..................     --         2,912       --        (1,242)       --              --
Purchase of treasury stock...............     --          --          (196)     --           --              --
Disqualifying disposition of stock.......     --          --         --           534        --              --
                                            -------     -------   --------    -------         -----           -----
Balance as of December 31, 2001..........    80,000     61,964     (24,768)    11,534        --                (687)
                                            -------     -------   --------    -------         -----           -----
                                            -------     -------   --------    -------         -----           -----
Net loss.................................     --          --         --         --           --              --
Net gain on derivative instruments, net
 of tax..................................     --          --         --         --           --                 687
                                                                                                              -----
   Total comprehensive loss..............     --          --         --         --           --                 687
                                                                                                              -----
Preferred dividends......................     --          --         --         --           --              --
Restricted stock grants..................     --            13         (10)         4        --              --
Payment of liability with stock..........     --         2,445       --          (295)       --              --
Stock options exercised..................     --           868       --          (419)       --              --
Warrants issued with ATSB loan...........     --          --         --         7,424        --              --
Disqualifying disposition of stock.......     --          --         --           126        --              --
Accrued preferred stock dividends........     2,485       --         --         --           --              --
                                            -------     -------   --------    -------         -----           -----
Balance as of December 31, 2002..........   $82,485     $65,290   $(24,778)   $18,374        -$-             -$-
                                            -------     -------   --------    -------         -----           -----
                                            -------     -------   --------    -------         -----           -----

                                                           TOTAL
                                           RETAINED    SHAREHOLDERS'
                                           EARNINGS       EQUITY
                                           (DEFICIT)     (DEFICIT)
                                           ---------     ---------
                                            (DOLLARS IN THOUSANDS)
Balance, December 31, 1999...............  $  93,673     $ 151,376
                                           ---------     ---------
                                           ---------     ---------
Net Loss.................................    (15,324)      (15,324)
Issuance of redeemable preferred stock...     --           --
Issuance of common stock for ESOP........     --               809
Preferred dividends......................       (375)         (375)
Restricted stock grants..................     --                70
Stock options exercised..................     --             1,581
Purchase of treasury stock...............     --           (14,050)
Disqualifying disposition of stock.......     --               411
Acquisitions of businesses...............     --               156
                                           ---------     ---------
Balance as of December 31, 2000..........     77,974       124,654
                                           ---------     ---------
                                           ---------     ---------
Net loss.................................    (76,317)      (76,317)
Net loss on derivative instruments, net
 of tax..................................     --              (687)
                                           ---------     ---------
   Total comprehensive loss..............    (76,317)      (77,004)
                                           ---------     ---------
Preferred dividends......................     (5,568)       (5,568)
Restricted stock grants..................     --                42
Stock options exercised..................     --             1,670
Purchase of treasury stock...............     --              (196)
Disqualifying disposition of stock.......     --               534
                                           ---------     ---------
Balance as of December 31, 2001..........     (3,911)       44,132
                                           ---------     ---------
                                           ---------     ---------
Net loss.................................   (169,264)     (169,264)
Net gain on derivative instruments, net
 of tax..................................     --               687
                                           ---------     ---------
   Total comprehensive loss..............   (169,264)     (168,577)
                                           ---------     ---------
Preferred dividends......................     (5,720)       (5,720)
Restricted stock grants..................     --                 7
Payment of liability with stock..........     --             2,150
Stock options exercised..................     --               449
Warrants issued with ATSB loan...........     --             7,424
Disqualifying disposition of stock.......     --               126
Accrued preferred stock dividends........     --           --
                                           ---------     ---------
Balance as of December 31, 2002..........  $(178,895)    $(120,009)
                                           ---------     ---------
                                           ---------     ---------

                            See accompanying notes.

                      ATA HOLDINGS CORP. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                   YEAR ENDED DECEMBER 31,
                                                              ---------------------------------
                                                                2002        2001        2000
                                                                ----        ----        ----
                                                                   (DOLLARS IN THOUSANDS)
Operating activities:
    Net loss................................................  $(169,264)  $ (76,317)  $ (15,324)
    Adjustments to reconcile net loss to net cash provided
      by operating activities:
        Depreciation and amortization.......................     76,727     121,327     125,041
        Aircraft impairments and retirements................     66,787     118,868      --
        Goodwill impairments................................      6,893      --          --
        Deferred income tax credit..........................     (8,697)    (40,848)     (3,990)
        Other non-cash items................................     39,817       1,843       4,324
    Changes in operating assets and liabilities:
        U.S. Government grant receivable....................     16,221     (21,861)     --
        Other receivables...................................    (27,552)      3,420      (4,506)
        Inventories.........................................     (7,411)    (11,586)    (15,191)
        Prepaid expenses and other current assets...........    (24,701)      5,940      (2,466)
        Accounts payable....................................     (3,260)     16,882     (10,168)
        Air traffic liabilities.............................     (6,265)     (6,092)     13,543
        Accrued expenses....................................    (18,309)     32,848      20,429
                                                              ---------   ---------   ---------
            Net cash provided by (used in) operating
              activities....................................    (59,014)    144,424     111,692
                                                              ---------   ---------   ---------
Investing activities:
    Aircraft pre-delivery deposits..........................    149,510     (30,781)   (116,978)
    Capital expenditures....................................    (59,346)   (119,798)   (146,523)
    Noncurrent prepaid aircraft rent........................    (12,304)    (17,180)    (16,811)
    Investment in BATA......................................     18,632      27,343      --
    (Additions) reductions to other assets..................     (7,985)     10,474     (10,593)
    Proceeds from sales of property and equipment...........        424         151          68
            Net cash provided by (used in) investing
              activities....................................     88,931    (129,791)   (290,837)
Financing activities:
    Preferred stock dividends...............................     (3,235)     (5,568)       (375)
    Proceeds from sale/leaseback transactions...............      2,253       5,229      10,791
    Proceeds from short-term debt...........................     56,858      71,537      90,825
    Payments on short-term debt.............................   (167,839)    (44,123)     --
    Proceeds from long-term debt............................    363,040     219,422      33,117
    Payments on long-term debt..............................   (235,352)   (207,294)    (13,998)
    Increase in restricted cash.............................    (30,360)     --          --
    Proceeds from stock option exercises....................        449       1,670       1,822
    Proceeds from redeemable preferred stock................     --          --          80,000
    Purchase of treasury stock..............................        (10)       (204)    (14,064)
                                                              ---------   ---------   ---------
            Net cash provided by (used in) financing
              activities....................................    (14,196)     40,669     188,118
                                                              ---------   ---------   ---------
    Increase in cash and cash equivalents...................     15,721      55,302       8,973
    Cash and cash equivalents, beginning of period..........    184,439     129,137     120,164
    Cash and cash equivalents, end of period................  $ 200,160   $ 184,439   $ 129,137
Supplemental disclosures:
    Cash payments for:
        Interest............................................  $  42,102   $  44,839   $  31,628
        Income taxes (refunds)..............................  $   1,572   $  (9,721)  $     579
Financing and investing activities not affecting cash:
        Capital lease.......................................  $  --       $  --       $     117
        Accrued capital interest............................  $ (10,487)  $   7,465   $   7,890
        Notes payable.......................................  $   2,427   $  --       $  --
        Issuance of warrants................................  $   7,424   $  --       $  --

                            See accompanying notes.

                      ATA HOLDINGS CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION AND BUSINESS DESCRIPTION

    The consolidated financial statements include the accounts of ATA Holdings Corp., formerly Amtran Inc. (the 'Company') and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

    The Company operates principally in one business segment through ATA Airlines, Inc., formerly American Trans Air, Inc. ('ATA'), its principal subsidiary, which accounts for approximately 90% of the Company's operating revenues. ATA is a U.S.-certificated air carrier providing domestic and international charter and scheduled passenger air services.

USE OF ESTIMATES

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States ('GAAP') requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

CASH EQUIVALENTS

    Cash equivalents are carried at cost, which approximates market, and are primarily comprised of money market funds and investments in U.S. Treasury repurchase agreements. (See 'Note 3 -- Cash and Cash Equivalents.')

INVENTORIES

    Inventories consist primarily of expendable aircraft spare parts, fuel and other supplies. Aircraft parts inventories are stated at cost and are reduced by an allowance for obsolescence. The obsolescence allowance is provided by amortizing the cost of the aircraft parts inventory, net of an estimated residual value, over the related fleet's estimated useful service life. The obsolescence allowance at December 31, 2002 and 2001 was $14.7 million and $10.9 million, respectively. Inventories are charged to expense when consumed.

INVESTMENT IN BATA LEASING, LLC

    The Company has a limited liability company agreement with Boeing Capital Corporation ('BCC') forming BATA Leasing, LLC ('BATA'), a 50/50 joint venture. Because the Company does not control BATA, the Company's investment is accounted for under the equity method of accounting. BATA is expected to remarket the Company's fleet of Boeing 727-200 aircraft in either passenger or cargo configurations. In exchange for supplying the aircraft and certain operating services to BATA, the Company has and will continue to receive both cash and its share of the income or loss of BATA. As of December 31, 2002, the Company has transferred 23 of its original fleet of 24 Boeing 727-200 aircraft to BATA.

REVENUE RECOGNITION

    Revenues are recognized when air transportation or other services are provided. Customer flight deposits and unused passenger tickets sold are included in air traffic liability. As is customary within the industry, the Company performs periodic evaluations of this estimated liability, and any resulting adjustments, which can be significant, are included in the results of operations for the periods in which the evaluations are completed.

                      ATA HOLDINGS CORP. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

PASSENGER TRAFFIC COMMISSIONS

    Passenger traffic commissions are recognized as expense when the transportation is provided and the related revenue is recognized. The amount of passenger traffic commissions paid in advance and not yet recognized as expense are included in prepaid expenses and other current assets in the accompanying consolidated balance sheets.

RECLASSIFICATIONS

    Certain 2001 balance sheet amounts have been reclassified to conform to the 2002 presentation.

PROPERTY AND EQUIPMENT

    Property and equipment are recorded at cost and are depreciated to residual values over their estimated useful service lives using the straight-line method. The estimated useful service lives for the principal depreciable asset classifications are as follows:

                    ASSET                              ESTIMATED USEFUL SERVICE LIFE
                    -----                              -----------------------------
Aircraft and related equipment
    Lockheed L-1011 (Series 50 and 100)......  Depreciating to individual aircraft retirement date (2003-2004) (See 'Note
                                                 15 -- Fleet Impairment.')

    Lockheed L-1011 (Series 500).............  Depreciating to common retirement date of
                                                 December 2010

    Boeing 737-800...........................  All aircraft are subject to operating leases

    Boeing 757-200...........................  All aircraft are subject to operating leases

    Boeing 757-300...........................  All aircraft are subject to operating leases

    SAAB 340B................................  15 years

Major rotable parts, avionics and
  assemblies.................................  Life of equipment to which applicable
                                                 (generally ranging from 5-18 years)

Improvements to leased flight equipment......  Period of benefit or term of lease

Other property and equipment.................  3-7 years

AIRCRAFT LEASE RETURN CONDITIONS

    The Company finances a significant number of aircraft through operating leases. Many of these leases require that the airframes and engines be in a specified maintenance condition upon their return to the lessor at the end of the lease. If these return conditions are not met by the Company, the leases generally require financial compensation to the lessor. When an operating lease is within five years of its initial termination date, the Company accrues ratably over that five years, if estimable, the total estimated return condition obligation or the total estimated costs that will be incurred by the Company to render the aircraft in a suitable return condition per the contract.

AIRFRAME AND ENGINE OVERHAULS

    The Company has entered into engine manufacturers' maintenance agreements for engines which power the Boeing 737-800, Boeing 757-200, Boeing 757-300 and SAAB 340B fleets, which provide for the Company to pay a monthly fee per engine flight hour in exchange for major overhaul and maintenance of those engines. The Company expenses the cost per flight hour under these agreements as incurred. The cost of engine overhauls for remaining fleet types, and the cost of airframe overhauls for all fleet types other than the SAAB 340B, are capitalized when performed and amortized over estimated useful lives based upon usage, or to earlier fleet or

                      ATA HOLDINGS CORP. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

aircraft retirement dates, for both owned and leased aircraft. This accounting treatment was also applied to Boeing 757-200 engine overhauls completed prior to October 2001, the effective date of the engine manufacturers' maintenance agreement for this fleet. Airframe overhauls for SAAB 340B aircraft are expensed as incurred.

AIRCRAFT PRE-DELIVERY DEPOSITS

    Advance payments for future aircraft deliveries scheduled within the next 12 months are classified as current aircraft pre-delivery deposits in the accompanying consolidated balance sheets, as the aircraft will be acquired and paid for by third parties who will lease them to the Company. Advance payments for future aircraft deliveries not scheduled within the next 12 months are classified as deposits and other assets. As of December 31, 2002 and 2001, deposits and other assets included advanced payments for future aircraft and engine deliveries totaling $4.4 million and $4.1 million, respectively.

RESTRICTED CASH

    Restricted cash consists of deposits held to secure outstanding stand-by letters of credit currently provided by the Company. While the existing letters of credit mature within the next 12 months, management believes it is likely that the letters of credit will be renewed and has classified the restricted cash as a long-term asset on the balance sheet as of December 31, 2002.

INTANGIBLE ASSETS

    Goodwill, which represents the excess of cost over fair value of net assets acquired, was amortized on a straight-line basis over 20 years, until January 1, 2002, when the Company adopted FASB Statement of Financial Accounting Standards No. 142, 'Goodwill and Other Intangible Assets' ('FAS 142'). The Company now annually tests goodwill and other intangible assets deemed to have indefinite lives for impairment. The Company's policy is to record an impairment charge when it is determined that an asset's carrying value may not be recoverable.

FINANCIAL INSTRUMENTS

    The carrying amounts of cash equivalents, receivables and variable-rate debt approximate fair value. (See 'Note 5 -- Debt.') The fair value of fixed-rate debt, including current maturities, is estimated using discounted cash flow analysis based on the Company's current incremental rates for similar types of borrowing arrangements. The carrying value of the Company's unsecured senior notes of $300 million had an aggregate estimated fair value of $124.5 million and $226.4 million based upon dealer-quoted prices at December 31, 2002, and December 31, 2001, respectively.

ADVERTISING

    The Company expenses advertising costs in the period incurred.

STOCK BASED COMPENSATION

    During 1996, the Company adopted the disclosure provisions of FASB Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ('FAS 123'), with respect to its stock options. As permitted by FAS 123, the Company has elected to continue to account for employee stock options following the intrinsic value method of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ('APB 25'), and related interpretations. Under APB 25, because the exercise price of the Company's employee stock

                      ATA HOLDINGS CORP. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

    There were no options granted by the Company in 2002. The weighted-average fair value of options granted during 2001 and 2000 is estimated at $5.44 and $6.02 per share, respectively, on the grant date. These estimates were made using the Black-Scholes option pricing model with the following weighted-average assumptions for 2001 and 2000: risk-free interest rate of 3.59% and 5.06%; expected market price volatility of 0.62 and 0.51; weighted-average expected option life of 1.04 years and 0.94 years; estimated forfeitures of 10.8% and 6.0%; and no dividends.

    The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models use highly subjective assumptions, including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employees' stock options.

    For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the options' vesting period (1 to 3 years). The Company's pro forma information follows:

                                                           2002          2001         2000
                                                           ----          ----         ----
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net loss available to common shareholders as             $(174,984)    $(81,885)    $(15,699)
  reported............................................

Deduct: Total stock-based employee compensation
  expense determined under fair value based method,
  net of related tax effects..........................        (140)      (1,188)      (3,182)
                                                         ---------     --------     --------

Net loss available to common shareholders pro forma...    (175,124)     (83,073)     (18,881)
                                                         ---------     --------     --------
                                                         ---------     --------     --------

Basic and Diluted loss per share as reported..........      (14.94)       (7.14)       (1.31)

Basic and Diluted loss per share pro forma............      (14.95)       (7.25)       (1.58)

2. STATE OF THE INDUSTRY AND THE COMPANY

    On September 11, 2001, four commercial aircraft operated by two other U.S. airlines were hijacked and destroyed in terrorist attacks on the United States. These attacks resulted in significant loss of life and property damage in New York City, Washington, D.C. and western Pennsylvania. In response to these attacks, on September 11, 2001 the FAA temporarily suspended all commercial flights to, from and within the United States until September 13, 2001. The Company resumed limited flight operations on September 13, 2001, with the exception of flights to and from Chicago-Midway Airport, which commenced partial operations on September 14, 2001. From September 11, 2001 to September 14, 2001, the Company canceled over 800 scheduled flights.

    The terrorist attacks of September 11, 2001 and generally weak economic conditions have adversely affected the Company and the airline industry. The industry as a whole, and the Company, suffered very significant financial losses in 2001 and 2002. During 2002, two major air carriers, US Airways Group, Inc. and UAL Corporation, filed for reorganization under Chapter 11 of the United States Bankruptcy Code. Historically, air carriers involved in reorganizations have substantially reduced their fares, which could reduce airline yields further from current levels. Certain air carriers are seeking to recover, at least partially, by reducing their seat capacity. As this is accomplished by eliminating aircraft from operating fleets, the fair value of aircraft may be adversely affected. The Company has recorded substantial charges to earnings resulting from fleet retirements and impairments over the past two years. However, during the period the Company

                      ATA HOLDINGS CORP. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

has substantially replaced its fleet of aging aircraft with new fuel-efficient Boeing aircraft. These new Boeing aircraft are all leased and have higher fixed ownership costs than the older fleets. The Company made large operating lease payments on these aircraft in early 2003, which caused a substantial decrease in the Company's cash balance since December 31, 2002. In addition, since all of these aircraft are leased, the Company has pledged receivables and other assets to secure debt, leaving the Company with few unencumbered assets. The industry and the Company have also been adversely impacted by substantially higher insurance costs, and higher passenger security costs.

    The Company has benefited from some of the U.S. Government's initiatives for assisting the airline industry. Most significant to the Company was the Air Transportation Safety and System Stabilization Act ('Act') passed in 2001, which provided for, among other things, up to $5.0 billion in compensation to U.S. airlines and air cargo carriers for direct and incremental losses resulting from the September 11, 2001 terrorist attacks and the availability of up to $10.0 billion in U.S. Government guarantees of certain loans made to air carriers, which are administered by the newly-established Air Transportation Stabilization Board ('ATSB').

    The Company had recorded $66.3 million in U.S. Government grant compensation as of December 31, 2001. This estimate was based on guidance available from the DOT at the time for identifying those expenses it deemed reimbursable. Throughout 2002, the Company discussed the calculation with the DOT, and as of December 31, 2002 had reversed approximately $16.2 million ($15.2 million in the second quarter and $1.0 million in the fourth quarter) of that revenue and revised its estimate of total U.S. Government grant compensation to $50.1 million. In early 2003, the Company received the last cash installment of grant reimbursement from the U.S. Government, consistent with that estimate.

    In November 2002, the Company also obtained a $168.0 million secured term loan, of which $148.5 million was guaranteed by the ATSB. The net proceeds of the term loan were approximately $164.8 million, after deducting issuance costs. The Company used a portion of the net proceeds to repay borrowings on its existing revolving bank credit facility and to collateralize new letters of credit, previously secured by the bank facility. The remainder of the proceeds of approximately $104.7 million will be used for general corporate purposes. In conjunction with obtaining the secured term loan, the Company issued a warrant to the Federal Government to purchase up to 1.5 million shares of its common stock, and additional warrants to other loan participants to purchase up to 0.2 million shares of its common stock, in each case at an exercise price of $3.53 per share over a term of ten years. (See 'Note 5 -- Debt' and 'Note 9 -- Shareholders' Equity (Deficit)' for additional information about the loan.)

    The Company's management believes it has a viable plan to ensure sufficient cash to fund operations during the next 12 months. In addition to the assistance the Company has already received in the form of U.S. Government grant compensation and the secured term loan, the plan calls for focusing marketing efforts on those routes where the Company believes it can be a leading provider and implementing a number of cost-saving initiatives the Company believes will enhance its low-cost advantage. Although the Company believes the assumptions underlying its 2003 financial projections are reasonable, there are significant risks which could cause the Company's 2003 financial performance to be different than projected. These risks relate primarily to further declines in demand for air travel, further increases in fuel prices, the uncertain outcome of the two major airline bankruptcies filed in 2002, the possibility of other airline bankruptcy filings, and the uncertain outcome and geopolitical impact of the conflict in the Middle East.

                      ATA HOLDINGS CORP. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

3. CASH AND CASH EQUIVALENTS

    Cash and cash equivalents consist of the following:

                                                             DECEMBER 31,
                                                          -------------------
                                                            2002       2001
                                                            ----       ----
                                                            (IN THOUSANDS)
Cash and money market funds.............................  $176,404   $180,388
U.S. Treasury repurchase agreements.....................    23,756      4,051
                                                          --------   --------
                                                          $200,160   $184,439
                                                          --------   --------
                                                          --------   --------

4. PROPERTY AND EQUIPMENT

    The Company's property and equipment consist of the following:

                                                             DECEMBER 31,
                                                          -------------------
                                                            2002       2001
                                                            ----       ----
                                                            (IN THOUSANDS)
Flight equipment, including airframes, engines and        $312,652   $327,541
  other.................................................
Less accumulated depreciation...........................    94,173     58,396
                                                          --------   --------
                                                           218,479    269,145
                                                          --------   --------
Facilities and ground equipment.........................   134,355    119,975
Less accumulated depreciation...........................    87,207     74,177
                                                          --------   --------
                                                            47,148     45,798
                                                          --------   --------
                                                          $265,627   $314,943
                                                          --------   --------
                                                          --------   --------

    Depreciation and amortization expense related to property and equipment was $68.9 million, $113.3 million and $118.5 million for 2002, 2001 and 2000, respectively.

5. DEBT

    Debt consists of the following:

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 2002         2001
                                                                 ----         ----
                                                                  (IN THOUSANDS)
Partially guaranteed term loan, variable rate of LIBOR plus
  a margin, averaging 2.8% in 2002, payable in varying
  installments from November 2003 through November 2008.....  $  168,000   $   --
Unamortized discount on partially guaranteed term loan......      (7,400)      --
Unsecured Senior Notes, fixed rate of 10.5%, payable in
  August 2004...............................................     175,000      175,000
Unsecured Senior Notes, fixed rate of 9.625%, payable in
  December 2005.............................................     125,000      125,000
Aircraft pre-delivery deposit finance facilities, variable
  rates of LIBOR plus 3.0% to 3.25%, averaging 4.1% in 2002
  and 6.2% in 2001, payable upon delivery of aircraft.......       8,384      118,239
Secured note payable to institutional lender, variable rate
  of LIBOR plus 2.0%, averaging 5.0% in 2002 and 6.7% in
  2001, payable in varying installments through October
  2005......................................................       7,675        9,375
Secured note payable to institutional lender, variable rate
  of LIBOR plus 2.0%, averaging 5.0% in 2002 and 6.7% in
  2001, payable in varying installments through March
  2005......................................................       6,683        8,383

                                                       (table continued on next page)

                      ATA HOLDINGS CORP. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


(table continued from previous page)

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 2002         2001
                                                                 ----         ----
                                                                  (IN THOUSANDS)
Mortgage note payable to institutional lender, fixed rate of
  8.75%, payable in varying installments through June
  2014......................................................       9,080        9,538
Mortgage note payable to institutional lender, fixed rate of
  8.30%, payable in varying installments through June
  2014......................................................       6,915        7,280
City of Chicago variable rate (averaging 1.5% in 2002 and
  2.7% in 2001) special facility revenue bonds, payable in
  December 2020.............................................       6,000        6,000
Borrowings against secured revolving bank credit facility...      --           35,000
Other.......................................................       4,091        3,777
                                                              ----------   ----------
                                                                 509,428      497,592
Less current maturities and short-term debt.................      22,575      124,059
                                                              ----------   ----------
                                                              $  486,853   $  373,533
                                                              ----------   ----------
                                                              ----------   ----------

    On November 20, 2002, the Company obtained a $168.0 million secured term loan, of which $148.5 million is guaranteed by the ATSB. Interest is payable monthly at LIBOR plus a margin. Guarantee fees of 5.5% of the outstanding guaranteed principal balance in 2003 with escalation to 9.5% on the outstanding guaranteed principal balance in 2004 through 2008 are payable quarterly. The net proceeds of the term loan were approximately $164.8 million, after deducting issuance costs. The Company used a portion of the net proceeds to repay borrowings on its existing revolving bank credit facility and to collateralize new letters of credit, previously secured by the bank facility. Upon repayment of the borrowings and letters of credit, the revolving bank credit facility terminated, and any assets previously held as collateral were released. The additional secured term loan proceeds of approximately $104.7 million will be used for general corporate purposes. The secured term loan is subject to certain restrictive covenants and is collateralized primarily by certain receivables, certain aircraft, spare engines, and rotable parts. The receivables had a carrying amount of approximately $44.2 million as of December 31, 2002. The aircraft, spare engines and parts consist of three Lockheed L-1011-500 aircraft, nine Lockheed L-1011-50 and 100 aircraft, two Saab 340B aircraft, 24 Rolls Royce RB211 spare engines and Boeing 757-200, Boeing 757-300 and Boeing 737-800 rotable parts, which have a combined carrying amount of approximately $95.6 million as of December 31, 2002. In conjunction with obtaining the secured term loan, the Company issued a warrant to the Federal Government to purchase up to
1.5 million shares of its common stock, and additional warrants to other loan participants to purchase up to 0.2 million shares of its common stock, in each case at an exercise price of $3.53 per share over a term of ten years. The Company has allocated $7.4 million as the total value of warrants issued. (See 'Note 9 -- Shareholders Equity (Deficit).') The effective rate on the secured term loan, due to the issuance of the warrants, was 3.2% as of December 31, 2002.

    In July 1997, the Company sold $100.0 million principal amount of 10.5% unsecured senior notes. The Company sold an additional $75.0 million principal amount of these notes in December 1999. Interest on these notes is payable on February 1 and August 1 of each year. Effective August 1, 2002, the Company may redeem the notes, in whole or in part, initially at 105.25% of their principal amount plus accrued interest, declining ratably to 100.0% of their principal amount plus accrued interest at maturity.

    In December 1998, the Company sold $125.0 million principal amount of 9.625% unsecured senior notes. Interest on these notes is payable on June 15 and December 15 of each year. The Company may redeem the notes, in whole or in part, at any time on or after June 15, 2003, initially at 104.81% of their principal amount plus accrued interest, declining to 102.41% of their

                      ATA HOLDINGS CORP. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

principal amount plus accrued interest on June 15, 2004, then to 100.0% of their principal amount plus accrued interest at maturity.

    In June 1999, the Company obtained an $8.0 million loan at 8.30% secured by a 15-year mortgage on the new Maintenance and Operations Center. This building has a carrying amount of $7.8 million as of December 31, 2002.

    In March and October 2000, the Company issued two $11.5 million variable rate five-year notes, each collateralized by one Lockheed L-1011-500 aircraft. The related aircraft have a combined carrying amount of $22.6 million as of December 31, 2002.

    In September 2000, the Company obtained a $10.0 million, 14-year loan at 8.75%, secured by a mortgage on its maintenance facility at the Indianapolis International Airport. The building has a carrying amount of $8.2 million as of December 31, 2002.

    In December 2000, the Company entered into three finance facilities to fund pre-delivery deposits on the new Boeing 757-300 and Boeing 737-800 aircraft. The Company obtained the first facility from Banca Commerciale Italiana which provided up to $75.0 million in pre-delivery deposit funding that matured on December 31, 2002. The Company obtained a second facility from GE Capital Aviation Services, Inc. which provided for up to approximately $58.2 million in pre-delivery deposit funding that matured on December 31, 2002. The third facility, obtained from Rolls-Royce Plc., provides up to $40.0 million in pre-delivery deposits and matures on August 31, 2003. As of December 31, 2002 and 2001, the Company had borrowed $8.4 million and $118.2 million on these facilities. This debt has been classified as current in the accompanying balance sheets, because it will be repaid through the return of related pre-delivery deposits on aircraft scheduled for delivery within 12 months of each balance sheet date, as the aircraft will be acquired and paid for by third parties who will lease them to the Company. Interest on these facilities is payable monthly.

    Although the Company typically finances aircraft with long-term operating leases, it has a bridge financing facility which provides for maximum borrowings of $200.0 million to finance new Boeing 737-800 aircraft and new Boeing 757-300 aircraft. Borrowings under the facility bear interest, at the option of ATA, at LIBOR plus a margin, which depends on the percentage of the purchase price borrowed and whether the borrowing matures 18 or 24 months after the aircraft delivery date. During 2001, the Company borrowed against this facility to temporarily finance three 757-300 aircraft. These aircraft were permanently financed with long-term operating leases in the fourth quarter of 2001. During 2002, the Company borrowed against this facility to temporarily finance one 737-800 aircraft and three 757-300 aircraft. These aircraft were permanently financed with long-term operating leases in the first and second quarters of 2002. The Company had no borrowings against this bridge financing facility as of December 31, 2002 and 2001.

    The unsecured senior notes, guaranteed term loan, and other loans secured by certain collateral are subject to restrictive covenants, including, among other things, limitations on the incurrence of additional indebtedness; the payment of dividends; certain transactions with shareholders and affiliates; and the creation of liens on or other transactions involving certain assets. In addition, certain covenants require specified financial ratios to be maintained. The guaranteed term loan and certain other loans contain cross-default provisions.

                      ATA HOLDINGS CORP. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

    Future maturities of long-term debt are as follows:

                                                             DECEMBER 31, 2002
                                                             -----------------
                                                              (IN THOUSANDS)
2003.......................................................      $ 22,575
2004.......................................................       208,545
2005.......................................................       162,674
2006.......................................................        30,451
2007.......................................................        30,026
Thereafter.................................................        62,557
                                                                 --------
    Total cash payments....................................       516,828
Less amount representing discount..........................        (7,400)
                                                                 --------
        Total balance outstanding at December 31, 2002.....      $509,428
                                                                 --------
                                                                 --------

    Interest capitalized in connection with long-term asset purchase agreements and construction projects was $7.8 million, $29.0 million and $15.3 million in 2002, 2001, and 2000, respectively. The capitalized interest includes $1.4 million, $14.7 million and $7.9 million in 2002, 2001 and 2000, respectively, of interest to be paid to Boeing upon delivery of certain Boeing 737-800 and Boeing 757-300 aircraft in lieu of the Company making additional pre-delivery deposits, as allowed by the purchase agreement.

6. LEASE COMMITMENTS

    At December 31, 2002, the Company had the following operating aircraft leases:

                                     TOTAL LEASED        INITIAL LEASE EXPIRATIONS       INITIAL LEASE TERMS
                                     ------------        -------------------------       -------------------
Lockheed L-1011-100................        1                       2003                       60 months
Boeing 727-200(1)..................        1                       2003                       72 months
Boeing 757-200.....................       16               Between 2003 and 2022            1 to 22 years
Boeing 757-300.....................       10                   2021 and 2022                  20 years
Boeing 737-800.....................       30               Between 2016 and 2022           15 to 20 years
SAAB 340B..........................       15                   2009 and 2012                  9.5 years
Engines -- Lockheed L-1011-500.....        6                   2006 and 2007                   7 years
Engines -- Boeing 757-200..........        5               Between 2008 and 2011            9 to 15 years
Engines -- Boeing 757-300..........        2                       2024                      22.5 years
Engines -- Boeing 737-800..........        2                       2021                       20 years

---------
(1) As of December 31, 2002, this aircraft has been retired from revenue service, but the Company remains obligated on the lease.

                              -------------------

    The Company is responsible for all maintenance costs on these aircraft and engines, and it must meet specified airframe and engine return conditions upon lease expiration.

    As of December 31, 2002, the Company had other long-term leases related to certain ground facilities, including terminal space and maintenance facilities and certain ground equipment, with lease terms that vary from 2 to 45 years and expire at various dates through 2040. The lease agreements relating to the ground facilities, which are primarily owned by governmental units or authorities, generally do not provide for transfer of ownership, nor do they contain options to purchase.

    The Company leases its headquarters facility from the Indianapolis Airport Authority under an operating lease agreement, which expired in December 2002. The Company exercised an option

                      ATA HOLDINGS CORP. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

to extend the lease another five years. The Company is responsible for maintenance, taxes, insurance and other expenses incidental to the operation of the facilities.

    Future minimum lease payments at December 31, 2002, for non cancelable operating leases with initial terms of more than one year are as follows:

                                                                FACILITIES
                                                     FLIGHT     AND GROUND
                                                   EQUIPMENT    EQUIPMENT      TOTAL
                                                   ---------    ---------      -----
                                                              (IN THOUSANDS)
2003.............................................  $  279,554    $13,565     $  293,119
2004.............................................     266,809     12,987        279,796
2005.............................................     258,172     10,629        268,801
2006.............................................     247,723      9,589        257,312
2007.............................................     251,292      9,286        260,578
Thereafter.......................................   2,245,812     29,205      2,275,017
                                                   ----------    -------     ----------
                                                   $3,549,362    $85,261     $3,634,623
                                                   ----------    -------     ----------
                                                   ----------    -------     ----------

    Rental expense for all operating leases in 2002, 2001 and 2000 was $212.8 million, $119.2 million and $88.0 million, respectively.

7. INCOME TAXES

    The provision for income tax credit consisted of the following:

                                                                  DECEMBER 31,
                                                          -----------------------------
                                                            2002       2001      2000
                                                            ----       ----      ----
                                                                 (IN THOUSANDS)
Federal:
    Current.............................................  $(15,743)  $  4,070   $ --
    Deferred............................................    (6,888)   (40,546)   (4,278)
                                                          --------   --------   -------
                                                           (22,631)   (36,476)   (4,278)
State:
    Current.............................................       306        510       328
    Deferred............................................    (2,625)    (3,784)     (657)
                                                          --------   --------   -------
                                                            (2,319)    (3,274)     (329)
                                                          --------   --------   -------
Income tax credit.......................................  $(24,950)  $(39,750)  $(4,607)
                                                          --------   --------   -------
                                                          --------   --------   -------

    The income tax credit differed from the amount obtained by applying the statutory federal income tax rate to loss before income taxes as follows:

                                                                  DECEMBER 31,
                                                          -----------------------------
                                                            2002       2001      2000
                                                            ----       ----      ----
                                                                 (IN THOUSANDS)
Federal income tax credit at statutory rate.............  $(67,975)  $(40,626)  $(6,841)
State income tax credit net of federal benefit..........    (4,108)    (2,328)     (143)
Non-deductible expenses.................................     2,393      2,041     1,872
Valuation allowance.....................................    43,324      --        --
Other, net..............................................     1,416      1,163       505
                                                          --------   --------   -------
Income tax credit.......................................  $(24,950)  $(39,750)  $(4,607)
                                                          --------   --------   -------
                                                          --------   --------   -------

                      ATA HOLDINGS CORP. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

    Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. Deferred tax liability and asset components are as follows:

                                                                 DECEMBER 31,
                                                              ------------------
                                                                2002      2001
                                                                ----      ----
                                                                (IN THOUSANDS)
Deferred tax liabilities:
    Property and equipment..................................  $ 15,353   $35,031
    Other taxable temporary differences.....................     --          342
                                                              --------   -------
        Deferred tax liabilities............................    15,353    35,373
                                                              --------   -------
Deferred tax assets:
    Tax benefit of net operating loss carryforwards.........    40,766       383
    Alternative minimum tax and other tax credit
      carryforwards.........................................     1,261    19,528
    Vacation pay accrual....................................     6,526     4,723
    Deferred rent expense...................................     3,985     --
    Other deductible temporary differences..................     6,139     2,042
                                                              --------   -------
        Deferred tax assets.................................    58,677    26,676
                                                              --------   -------
Valuation allowance.........................................   (43,324)    --
    Net deferred tax liability..............................  $  --      $ 8,697
                                                              --------   -------
Deferred taxes classified as:
    Current asset...........................................  $  --      $ 4,958
    Non-current liability...................................  $  --      $13,655

    As of December 31, 2002, the Company had incurred a three-year cumulative loss. Because of this cumulative loss and the presumption under accounting principles generally accepted in the United States that net deferred tax assets should be fully reserved if it is more likely than not that they will not be realized through carrybacks or other tax strategies, the Company has recorded a full valuation allowance against its net deferred asset of $43.3 million. Also as of December 31, 2002, the Company had a income tax refund receivable of $15.8 million. Payment for this refund was received in March 2003.

    Approximately $108.6 million of net operating loss carryover remains as of December 31, 2002. Its use is limited to future taxable income of the Company. The carryover will expire starting in 2020.

8. RETIREMENT PLAN

    The Company has a defined contribution 401(k) savings plan which provides for participation by substantially all the Company's employees immediately upon hire. The Company has elected to contribute an amount equal to 60.0% in 2002, 55.0% in 2001 and 50.0% in 2000, of the amount contributed by each participant up to the first six percent of eligible compensation. Company matching contributions expensed in 2002, 2001 and 2000 were $5.2 million, $4.7 million and $3.9 million, respectively.

    Effective January 1, 2003, the Company will have a defined contribution pension plan for cockpit crewmember employees that will be fully funded by the Company. In the 2003 plan year, the Company will contribute between 4.0% and 6.5% of a cockpit crewmember's eligible earnings, depending on years of service with the Company. The contribution percentages increase in future plan years. New cockpit crewmembers will be eligible for the plan immediately upon hire, but contributions vest after five years of service. The Company estimates that contribution expense for this plan in 2003 will be approximately $5.2 million.

                      ATA HOLDINGS CORP. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

9. SHAREHOLDERS' EQUITY (DEFICIT)

    Since 1994, the Company's Board of Directors has approved the repurchase of up to 1,900,000 shares of the Company's common stock. As of December 31, 2002, the Company had repurchased 1,711,440 common shares at a cost of $24.8 million.

    The Company's 1993 Incentive Stock Plan for Key Employees (1993 Plan) authorizes the grant of options for up to 900,000 shares of the Company's common stock. The Company's 1996 Incentive Stock Plan for Key Employees (1996 Plan) authorizes the grant of options for up to 3,000,000 shares of the Company's common stock. The Company's 2000 Incentive Stock Plan for Key Employees (2000
Plan) authorizes the grant of options for up to 3,000,000 shares of the Company's common stock. Options granted have five to 10-year terms and generally vest and become fully exercisable over specified periods of up to three years of continued employment.

    A summary of common stock option changes follows:

                                                                            WEIGHTED-
                                                               NUMBER        AVERAGE
                                                              OF SHARES   EXERCISE PRICE
                                                              ---------   --------------
Outstanding at December 31, 1999............................  2,493,160       $13.41
                                                              ---------       ------
    Granted.................................................    638,550        15.69
    Exercised...............................................   (183,906)        8.61
    Canceled................................................    (37,331)       17.88
                                                              ---------       ------
Outstanding at December 31, 2000............................  2,910,473        14.19
                                                              ---------       ------
    Granted.................................................    106,600        12.21
    Exercised...............................................   (181,949)        9.18
    Canceled................................................   (121,075)       21.60
                                                              ---------       ------
Outstanding at December 31, 2001............................  2,714,049        14.14
                                                              ---------       ------
    Granted.................................................     --           --
    Exercised...............................................    (54,261)        8.27
    Canceled................................................   (272,013)       19.13
                                                              ---------       ------
Outstanding at December 31, 2002............................  2,387,775       $13.71
                                                              ---------       ------
                                                              ---------       ------
Options exercisable at December 31, 2000....................  1,741,092       $11.51
                                                              ---------       ------
                                                              ---------       ------
Options exercisable at December 31, 2001....................  2,528,633       $13.80
                                                              ---------       ------
                                                              ---------       ------
Options exercisable at December 31, 2002....................  2,329,076       $13.69
                                                              ---------       ------
                                                              ---------       ------

    Options outstanding at December 31, 2002 expire from January 2003 to November 2011. A total of 3,112,671 shares are reserved for future grants as of December 31, 2002, under the 1993, 1996 and 2000 Plans. The following table summarizes information concerning outstanding and exercisable options at December 31, 2002:

                                                   RANGE OF EXERCISE PRICES
                                         ---------------------------------------------
                                           $6-8       $9-14       $15-19      $20-27
                                           ----       -----       ------      ------
Options outstanding:
    Weighted-Average Remaining
      Contractual Life.................  5.1 years   4.6 years   5.6 years   6.0 years
    Weighted-Average Exercise Price....      $7.97      $ 9.47      $15.80      $26.04
    Number.............................    196,000   1,207,925     575,700     408,150
Options exercisable:
    Weighted-Average Exercise Price....      $7.97       $9.44      $15.82      $26.07
    Number.............................    196,000   1,190,592     536,334     406,150

                      ATA HOLDINGS CORP. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

    In November 2002, in connection with the guaranteed term loan agreement (See 'Note 5 -- Debt'), the Company issued 1,478,059 warrants to the Air Traffic Stabilization Board and 194,089 warrants to other loan participants.

    The warrants provide for the purchase of shares of the Company's common stock at an exercise price of $3.53 per share and a term of ten years. Upon valid exercise, the holders of the warrants are entitled to the representative shares assigned to the warrants which expire in November 2012. For accounting purposes, the warrants were valued at $7.4 million, or $4.44 per share. This estimate was made using the Black-Scholes warrant pricing model with the following weighted-average assumptions for 2002: risk-free interest rate of 3.32%; expected market price volatility of 0.68; weighted-average expected warrant life of 10 years; and no dividends.

    The Black-Scholes warrant valuation model was developed for use in estimating the fair value of traded warrants which have no vesting restrictions and are fully transferable. In addition, warrant valuation models use highly subjective assumptions, including the expected stock price volatility. Because the Company's warrants have characteristics significantly different from those of traded warrants, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its warrants.

    As of December 31, 2002, the Company has 6,699,305 common stock shares reserved for issuance in relation to its outstanding stock options, warrants, and convertible redeemable preferred stock. (See 'Note 10 -- Redeemable Preferred Stock.')

10. REDEEMABLE PREFERRED STOCK

    In the last half of 2000, the Company issued and sold 300 shares of Series B convertible redeemable preferred stock, without par value ('Series B Preferred'), at a price of $100,000 per share. The purchaser of the Series B Preferred is entitled to cumulative quarterly dividends at an annual rate of 5.0% on the liquidation amount ($100,000 per share) of the Series B Preferred. The Series B Preferred is convertible into shares of the Company's common stock at a conversion rate of 6,381.62 shares of common stock per share of Series B Preferred, at a conversion price of $15.67 per share of common stock, subject to antidilution adjustments. The Series B Preferred is optionally redeemable by the Company under certain conditions, but the Company must redeem the Series B Preferred no later than September 20, 2015. Optional redemption by the Company may occur at 103.6% of the liquidation amount beginning September 20, 2003, decreasing 0.3% of the liquidation amount per year to 100.0% of the liquidation amount plus cumulative unpaid dividends, if any, at the mandatory redemption date of September 20, 2015. Shares of Series B Preferred have the right to vote on or consent to only the following matters (in addition to any voting rights otherwise required by law): (1) amendments to the Company's Articles of Incorporation which are adverse to the holders of Series B Preferred; (2) if six quarterly dividends go unpaid, the owner of Series B Preferred, together with the owner of Series A Preferred (as defined below) and the owners of any other preferred stock ranking equal to Series B Preferred, will be entitled to elect at the next annual shareholders' meeting 25% of the Company's Board of Directors, but no less than two directors; and (3) increases in the number of authorized shares of Series B Preferred and authorizations of preferred stock ranking senior to Series B Preferred. Votes will be allocated among holders of preferred stock based on the percentage owned by each holder of the total liquidation amount of all series of preferred stock.

    Also, in the last half of 2000, the Company issued and sold 500 shares of Series A redeemable preferred stock, without par value ('Series A Preferred'), at a price of $100,000 per share. The purchaser of the Series A Preferred is entitled to cumulative semiannual dividends at an annual rate of 8.44% on the liquidation amount ($100,000 per share) of the Series A Preferred. The Series A Preferred is optionally redeemable by the Company under certain conditions, but the

                      ATA HOLDINGS CORP. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

Company must redeem the Series A Preferred in equal semiannual payments beginning December 28, 2010, and ending December 28, 2015. Optional redemption by the Company may occur at a redemption premium of 50.0% of the dividend rate beginning December 28, 2003, decreasing 10.0% per year to 20.0% of the dividend rate commencing December 28, 2006, and to 0.0% after the seventh year after issuance plus cumulative unpaid dividends, if any. Prior to the third anniversary of issuance, the Company may redeem the Series A Preferred with net proceeds of a public offering of the Company's common stock. Shares of Series A Preferred have the right to vote on or consent to only the following matters (in addition to any voting rights otherwise required by law): (1) amendments to the Company's Articles of Incorporation which are adverse to the holders of Series A Preferred; (2) if three semiannual dividends go unpaid, the owner of Series A Preferred, together with the owner of Series B Preferred and the owners of any other preferred stock ranking equal to Series A Preferred, will be entitled to elect at the next annual shareholders' meeting, 25% of the Company's Board of Directors, but no less than three directors; (3) approval of (a) an acquisition by the Company or one of its subsidiaries of assets and liabilities from a third party the net asset value of which equals 10% of the Company's net consolidated assets in its most recent publicly available balance sheet, or (b) a merger by the Company or one of its subsidiaries with a third party involving an acquisition or disposition of more than 10% of the Company's consolidated net assets in its most recent publicly available balance sheet (other than a disposition of all the Company's L-1011 or Boeing 727 aircraft) that, in either case, results in a downgrade of the Company's credit rating by Moody's to 'C1' or by Standard & Poor's to 'C+,' unless the Company offers to redeem the Series A Preferred prior to that transaction at a price equal to the liquidation amount plus accrued and unpaid dividends to the redemption date; and
(4) increases in the number of authorized shares of Series A Preferred and authorizations of preferred stock ranking senior to Series A Preferred. Votes will be allocated among holders of preferred stock based on the percentage owned by each holder of the total liquidation amount of all series of preferred stock. The Company has the right on any date on which dividends are payable to exchange in whole but not in part subordinated notes for shares of Series A Preferred; the principal amount of any exchanged subordinated notes will equal the liquidation amount of the shares of Series A Preferred, plus any accrued and unpaid dividends.

    The Company's unsecured senior notes contain certain financial covenants which limit the Company's ability to pay preferred stock dividends. As of December 31, 2002, the Company was restricted from paying preferred stock dividends under the covenant. Therefore, accrued preferred dividends of $2.485 million as of December 31, 2002 have been combined with the preferred stock in the accompanying balance sheets.

11. EARNINGS PER SHARE

    The following table sets forth the computation of basic and diluted earnings per share:

                                                         2002            2001           2000
                                                         ----            ----           ----
Numerator:
    Net loss.......................................  $(169,264,000)  $(76,317,000)  $(15,324,000)
                                                     -------------   ------------   ------------
    Preferred stock dividends......................     (5,720,000)    (5,568,000)      (375,000)
    Loss available to common shareholders --
      numerator for basic and diluted earnings per
      share........................................  $(174,984,000)  $(81,885,000)  $(15,699,000)
                                                     -------------   ------------   ------------
                                                     -------------   ------------   ------------
Denominator:
    Denominator for basic and diluted earnings per
      share -- adjusted weighted average shares....     11,711,906     11,464,125     11,956,532
                                                     -------------   ------------   ------------
                                                     -------------   ------------   ------------
Basic loss per share...............................  $      (14.94)  $      (7.14)  $      (1.31)
                                                     -------------   ------------   ------------
                                                     -------------   ------------   ------------
Diluted loss per share.............................  $      (14.94)  $      (7.14)  $      (1.31)
                                                     -------------   ------------   ------------
                                                     -------------   ------------   ------------

                      ATA HOLDINGS CORP. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

    In accordance with FASB Statement of Financial Accounting Standards
No. 128, 'Earnings Per Share,' 1,914,486, 1,914,486, and 533,545 common stock equivalent shares upon conversion of convertible redeemable preferred stock in 2002, 2001, and 2000, respectively, have been excluded from the computation of diluted earnings per share because their effect would be antidilutive. In addition, the impact of 59,400, 553,025, and 626,521 employee stock options in 2002, 2001, and 2000, respectively, was not included in the computation of diluted earnings per share because their effect would be antidilutive. In 2002 the impact of the 1,672,148 incremental shares from the assumed exercise of warrants issued in conjunction with the guaranteed term loan were not included in the computation of diluted earnings per share because their effect would be antidilutive.

12. COMMITMENTS AND CONTINGENCIES

    In 2000, the Company entered into a purchase agreement with the Boeing Company to purchase directly from Boeing 10 new Boeing 757-300s and 20 new Boeing 737-800s. The Boeing 737-800 aircraft are powered by General Electric CFM56-7B27 engines, and the Boeing 757-300 aircraft are powered by Rolls-Royce RB211-535 E4C engines. The Company also received purchase rights for an additional 50 aircraft. The manufacturer's list price is $73.6 million for each Boeing 757-300 and $52.4 million for each Boeing 737-800, subject to escalation. The Company's purchase price for each aircraft is subject to various discounts. To fulfill its purchase obligations, the Company has arranged for each of these aircraft, including the engines, to be purchased by third parties that will, in turn, enter into long-term operating leases with the Company. As of December 31, 2002, the Company had taken delivery of 13 Boeing 737-800s and 10 Boeing 757-300s obtained directly from Boeing. All remaining aircraft to be purchased directly from Boeing are scheduled for delivery between July 2004 and December 2004. Aircraft pre-delivery deposits are required for these purchases, and the Company has funded these deposits using operating cash and primarily short-term deposit finance facilities. As of December 31, 2002, the Company had $21.2 million in pre-delivery deposits outstanding for these aircraft, of which $8.4 million was provided by deposit finance facilities. Upon delivery of the aircraft, pre-delivery deposits funded with operating cash will be returned to the Company, and those funded with deposit facilities will be used to repay those facilities.

    In 2001, the Company entered into an agreement to exercise purchase rights on two Boeing 757-300 aircraft to be delivered in May and June 2003. The Company has purchase rights remaining for eight Boeing 757-300 aircraft and 40 Boeing 737-800 aircraft.

    The Company has operating lease agreements in place to lease 14 new Boeing 737-800s from International Lease Finance Corporation ('ILFC'). As of
December 31, 2002, the Company had taken delivery of 12 Boeing 737-800s that are being leased from ILFC. The remaining aircraft under these operating lease agreements are currently scheduled for delivery in June 2003 and November 2003.

    The Company has an agreement with General Electric to purchase four spare engines, which are scheduled for delivery between 2003 and 2006.

                      ATA HOLDINGS CORP. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

    The Company intends to finance all of these future aircraft and engine deliveries with operating leases. However, no such leases are in place as the Company has not received the aircraft or engines. The Company derived payments for these expected future lease obligations using leases for comparable aircraft currently in place. These estimated future payments follow:

                                                            EXPECTED
                                                             FUTURE
                                                             LEASE
                                                          OBLIGATIONS
                                                          -----------
                                                         (IN THOUSANDS)
2003...................................................     $  5,155
2004...................................................       33,716
2005...................................................       56,440
2006...................................................       60,708
2007...................................................       56,011
Thereafter.............................................      604,780
                                                            --------
                                                            $816,810
                                                            --------
                                                            --------

    In 2001, the Company entered into short-term operating leases with BATA to lease back nine Boeing 727-200 aircraft, all of which have terminated. The Company is subject to lease return conditions on these nine operating leases upon delivery of any related aircraft to a third-party by BATA. On January
31, 2003, BATA entered into a lease agreement with a third party lessee on one of the nine aircraft. The return conditions set forth in the short-term operating lease were satisfied by the completion of a cargo configuration on the aircraft. Management believes it is reasonably possible that a lessee or buyer will be identified for the remaining eight aircraft. The Company estimates that it could incur approximately $6.0 million of expense to meet the return conditions, if all eight of the aircraft were leased by BATA to third parties. If the aircraft are leased as cargo carriers, it is likely the lease return conditions will be satisfied by completing the cargo configuration on the aircraft. No liability was recorded for these return conditions as of December 31, 2002 as it is not probable that it will be paid.

    In the Company's aircraft financing agreements, the Company typically indemnifies the financing parties, trustees acting on their behalf and other related parties against liabilities that arise from the manufacture, design, ownership, financing, use, operation and maintenance of the aircraft and for tort liability, whether or not these liabilities arise out of or relate to the negligence of these indemnified parties, except for their gross negligence or willful misconduct. The Company expects that it would be covered by insurance (subject to deductibles) for most tort liabilities and related indemnities under these aircraft leases.

    Various claims, contractual disputes and lawsuits against the Company arise periodically involving complaints which are normal and reasonably foreseeable in light of the nature of the Company's business. The majority of these suits are covered by insurance. In the opinion of management, the resolution of these claims will not have a material adverse effect on the business, operating results or financial condition of the Company.

13. SEGMENT DISCLOSURES

    The Company identifies its segments on the basis of similar products and services. Through the first half of 2002, the Company identified two reportable segments. The airline segment derived its revenues primarily from the sale of scheduled service or charter air transportation and the ATALC segment derived its revenues from the sale of vacation packages, including air transportation, hotels and other ground arrangements.

    On July 1, 2002, the Company outsourced the management operations of two of its ATALC brands, ATA Vacations and Travel Charter International ('TCI'), to Milwaukee-based The Mark

                      ATA HOLDINGS CORP. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

Travel Corporation ('MTC'). MTC creates, advertises, takes reservations and delivers the services of ATA Vacations and TCI. MTC receives revenue from the package sales, and the Company receives a royalty fee from MTC. As a result of the outsourcing arrangement, this segment has a less material effect on the consolidated financial statements, and is no longer considered a reportable segment as of December 31, 2002.

    The Company's revenues are derived principally from customers domiciled in the United States. The most significant component of the Company's property and equipment is aircraft and related improvements and parts. All aircraft are registered in the United States. The Company therefore considers all property and equipment to be domestic.

    The U.S. Government is the only customer that accounted for more than 10.0% of consolidated revenues. U.S. Government revenues accounted for 13.9%, 13.1% and 14.6% of consolidated revenues for 2002, 2001 and 2000, respectively.

14. FUEL PRICE RISK MANAGEMENT

    During 2002, 2001 and 2000, the Company entered into fuel hedge contracts to minimize the risk of fuel price fluctuation. During these years, the Company hedged fuel using heating oil swap agreements, which establish specific swap prices for designated periods.

    Effective January 1, 2001, the Company adopted FASB Statement of Financial Accounting Standards No. 133, 'Accounting for Derivative Instruments and Hedging Activities' as amended ('FAS 133'). FAS 133 requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value must be immediately recognized in earnings.

    In accordance with FAS 133, the Company accounted for its heating oil swap agreements as cash flow hedges. Upon the adoption of FAS 133, the fair value of the Company's fuel hedging contracts representing the amount the Company would pay if the agreements were terminated was $0.6 million. The Company recorded this amount, net of income taxes of $0.2 million, in other assets and other current liabilities, respectively, with a corresponding entry of the net fair value in accumulated other comprehensive income on the consolidated balance sheet. All changes in fair value of the heating oil swap agreements during 2002 and 2001 were effective for purposes of FAS 133, so these valuation changes were recognized throughout these years in other comprehensive loss and were included in earnings as a component of fuel expense only upon settlement of each agreement. During 2002, the Company recognized hedging gains of $0.5 million on settled contracts in fuel expense. During 2001, the Company recognized losses on settled contracts in fuel expense of $2.6 million.

15. FLEET IMPAIRMENT

    Effective January 1, 2002, the Company adopted FASB Statement of Financial Accounting Standard No. 144, 'Accounting for the Impairment or Disposal of Long-Lived Assets' ('FAS 144'), which superseded FASB Statement of Financial Accounting Standards No. 121, 'Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of ' ('FAS 121'). However, the Company continues to account for the fleet and related assets that were impaired prior to January 1, 2002 and classified as held for sale under FAS 121, as required by FAS 144.

    In 2001, the Company decided to retire its Boeing 727-200 fleet earlier than originally planned, and all of these aircraft were removed from revenue service by the middle of 2002. In

                      ATA HOLDINGS CORP. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

2001, the Company performed an impairment review and determined that this fleet and related rotable parts and inventory were impaired. In 2001, the Company recorded an asset impairment charge of $44.5 million ($35.2 million in the third quarter and $9.3 million in the fourth quarter) to reduce the carrying amount of the Boeing 727-200 aircraft and related assets to their estimated fair value, including those aircraft underlying the investment in BATA. During 2002, the Company recorded an additional impairment charge of $35.9 million ($14.8 million in the second quarter, $18.8 million in the third quarter, and $2.3 million in the fourth quarter) to further reduce the carrying amount of these assets. The current estimate of this fleet's fair value is based on quoted market prices. The carrying amount of one Boeing 727-200 aircraft not yet transferred to BATA and related assets are classified as long-term assets held for sale in the accompanying balance sheet in accordance with FAS 121.

    In 2001, the Company also determined that the Lockheed L-1011-50 and 100 fleet and related rotable parts and inventory were impaired under FAS 121, and recorded an impairment charge of $67.8 million in the fourth quarter of 2001. In the fourth quarter of 2002, the Company recorded an additional impairment charge of $7.6 million in accordance with FAS 144 to further reduce the carrying amount of the Lockheed L-1011-50 and 100 aircraft and related assets. The Company estimated this fleet's fair value using discounted cash flow analysis. The carrying amount of these assets is classified as assets held for use and appears in the property and equipment section of the accompanying consolidated balance sheets. The assets are being depreciated in conjunction with the planned fleet retirement schedule.

16. GOODWILL AND OTHER INTANGIBLE ASSETS

    The Company has no material intangible assets other than goodwill. The Company's goodwill is related to its ATALC, ATA Cargo and Chicago Express subsidiaries acquired in 1999. Prior to the adoption of FAS 142 by the Company in the first quarter of 2002, the Company amortized goodwill on a straight-line basis over 20 years in accordance with APB 17. The Company recorded no goodwill amortization expense in 2002 and $1.3 million in both 2001 and 2000.

    As required by FAS 142, the Company performed its first annual goodwill impairment test in the fourth quarter of 2002. By this time, the Company had outsourced the management of two of its ATALC brands to MTC. The Company continues to manage the other ATALC brands including the Key Tours Canadian Rail programs, Key Tours Las Vegas ground operations and the Kodiak Call Center (collectively 'KTI brands'). (See further discussion in Note 13, 'Segment Disclosures.') Based on guidance provided in FAS 142, the Company identified two FAS 142 reporting units. In the goodwill impairment review, the Company determined that the goodwill related to Chicago Express, ATA Cargo and the MTC reporting unit was not impaired. However, the estimated fair value of the KTI reporting unit was lower than the carrying amount and an impairment loss of $6.9 million was recorded in the fourth quarter of 2002. The fair values of all of the Company's reporting units were estimated using discounted future cash flows, since market quotes were not readily available.

17. RELATED PARTY TRANSACTIONS

    J. George Mikelsons, the Company's Chairman and Chief Executive Officer, is the sole owner of Betaco, Inc., a Delaware corporation ('Betaco'). Betaco currently owns two airplanes, a Cessna Citation II and a Lear Jet, and three helicopters, a Bell 206B Jet Ranger III, an Aerospatiale 355F2 Twin Star and a Bell 206L-3 LongRanger. The two airplanes and the Twin Star helicopter are leased or subleased to ATA. The Jet Ranger III and LongRanger helicopters are leased to American Trans Air ExecuJet, Inc. ('ExecuJet'). ExecuJet used the Jet Ranger III for third-party charter flying and subleases the LongRanger to an Indianapolis television station.

                      ATA HOLDINGS CORP. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

    The lease for the Cessna Citation II currently requires a monthly payment of $37,500 for a term beginning July 25, 1999, and ending on July 24, 2004. The lease for the Lear Jet requires a monthly payment of $33,600 for a term beginning December 24, 2001, and ending December 23, 2003. The lease for the Jet Ranger III currently requires a monthly payment of $3,500 for a term beginning June 15, 1993, and ending November 1, 2005. The lease for the LongRanger requires a monthly payment of $7,350 for a term beginning December 11, 2001, and ending October 31, 2005. The Company believes that the current terms of the leases and subleases with Betaco for this equipment are no less favorable to the Company than those that could be obtained from third parties.

    The lease for the Aerospatiale 355F2 Twin Star requires a monthly payment of $9,000 for a term beginning January 1, 2002, and ending October 31, 2005. Lease payments under this lease were suspended on February 13, 2003, and will be reinstated only upon the Twin Star being certificated for commercial use with an operational plan that demonstrates significant operational revenue for the Company.

    Since 1996, the Company and Mr. Mikelsons have had an arrangement pursuant to which the Company provides certain domestic employees of Mr. Mikelsons with salary, health insurance and other non-cash benefits. Every quarter, the Company invoices Mr. Mikelsons for the full amount of such benefits. Historically, the timing of payments from Mr. Mikelsons to the Company has been inconsistent. Beginning in 2003, Mr. Mikelsons reimburses the Company prior to the pay date for these employees.

    The Company pays approximately $269,000 in annual compensation, plus associated non-cash benefits, to five employees who serve as the crew for two boats owned by Betaco and another company owned by Mr. Mikelsons. Under an agreement dated as of July 1, 2002, the Company agreed to pay for these employees in exchange for its use of the boats for business purposes (e.g., the entertainment of clients, customers and vendors of the Company). To the extent that, for any fiscal year, the crew's compensation, plus associated non-cash benefits, exceeds 75% of the amount that would have been charged by an outside third party under a fair market rental contract for the Company's actual use of the boats, Mr. Mikelsons shall be responsible for paying the difference.

    As of December 31, 2002, Mr. Mikelsons owes $685,451 to the Company pursuant to the arrangements relating to the domestic employees and the crew for the two boats. In 2002, the Company has also paid Mr. Mikelsons a total of $120,000 in connection with the use of the boats by ATA prior to the July 1, 2002, agreement. While there have been other business uses by the Company, Mr. Mikelsons has determined not to seek reimbursement for them.

18. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

    In April 2002, the FASB issued Statement of Financial Accounting Standards No. 145, 'Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections' ('FAS 145'). FAS 145 rescinds both FASB Statement of Financial Accounting Standards No. 4, 'Reporting Gains and Losses from Extinguishment of Debt' ('FAS 4'), and an amendment to FAS 4, FASB Statement of Financial Accounting Standards No. 64, 'Extinguishments of Debt Made to Satisfy Sinking Fund Requirements' ('FAS 64'). FAS 4 required that all gains and losses from the extinguishment of debt be aggregated and, if material, be classified as an extraordinary item, net of the related income tax effect. Upon the adoption of FAS 145, all gains and losses on the extinguishment of debt for periods presented in the financial statements will be classified as extraordinary items only if they meet the criteria of APB Opinion 30, 'Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions' ('APB 30'). The provisions of FAS 145 related to the rescission of FAS 4 and FAS 64 shall be applied for fiscal years beginning after May 15, 2002. Upon adoption in January 2003, the

                      ATA HOLDINGS CORP. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

Company expects it will be required to classify any material gains or losses on debt extinguishment as a separate line item before income from continuing operations for all periods presented. The provisions of FAS 145 also relate to the rescission of FASB Statement No. 44, 'Accounting for Intangible Assets of Motor Carriers' ('FAS 44'), the amendment of FASB Statement No. 13, 'Accounting for Leases' ('FAS 13'), and Technical Corrections, which became effective as of May 15, 2002 and are not expected to have a material impact on the Company.

    In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146, 'Accounting for Costs Associated with Exit or Disposal Activities' ('FAS 146'). FAS 146 nullifies Emerging Issues Task Force ('EITF') Issue No. 94-3, 'Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)'. FAS 146 generally requires companies to recognize costs associated with exit activities when they are incurred rather than at the date of a commitment to an exit or disposal plan and is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Company does not expect this standard to have a material impact on the Company.

    In November 2002, the FASB issued Interpretation No. 45, 'Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others' ('FIN 45'). FIN 45 requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN 45 also expands the disclosure required to be made by a guarantor about its obligations under certain guarantees that it has issued. Initial recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified. The disclosure requirements are effective immediately. The Company does not expect this interpretation to have a material impact on the Company.

    In January 2003, the FASB issued Interpretation No. 46, 'Consolidation of Variable Interest Entities' ('FIN 46'). FIN 46 requires that companies that control another entity through interests other than voting interests should consolidate the controlled entity. FIN 46 applies to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. The related disclosure requirements are effective immediately. The Company does not expect this interpretation to have a material impact on the Company.

19. SELECTED SUPPLEMENTAL QUARTERLY DATA (UNAUDITED)

                  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
                      ATA HOLDINGS CORP. AND SUBSIDIARIES
                        2002 QUARTERLY FINANCIAL SUMMARY
                                  (UNAUDITED)

                                                        3/31     6/30(1)    9/30(1)    12/31(1)
                                                        ----     -------    -------    --------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
Operating revenues..................................  $330,570   $318,541   $317,289   $310,970
Operating expenses..................................   320,512    377,834    376,933    362,128
Operating income (loss).............................    10,058    (59,293)   (59,644)   (51,158)
Other expenses......................................    (7,416)    (9,690)    (7,723)    (9,348)
Income (loss) before income taxes...................     2,642    (68,983)   (67,367)   (60,506)
Income taxes (credits)..............................       762    (13,585)    (6,746)    (5,381)
Preferred stock dividends...........................       375      2,485        375      2,485
Income (loss) available to common shareholders......  $  1,505   $(57,883)  $(60,996)  $(57,610)
Net income (loss) per common share -- basic.........     $0.13     $(4.92)    $(5.18)    $(4.90)
Net income (loss) per common share -- diluted.......     $0.12     $(4.92)    $(5.18)    $(4.90)

                      ATA HOLDINGS CORP. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
                      ATA HOLDINGS CORP. AND SUBSIDIARIES
                        2001 QUARTERLY FINANCIAL SUMMARY
                                  (UNAUDITED)

                                                       3/31       6/30     9/30(1)    12/31(1)
                                                       ----       ----     -------    --------
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
Operating revenues.................................  $347,485   $358,895   $321,469   $ 247,635
Operating expenses.................................   349,719    342,336    317,017     358,282
Operating income (loss)............................    (2,234)    16,559      4,452    (110,647)
Other expenses.....................................    (5,459)    (5,828)    (4,048)     (8,862)
Income (loss) before income taxes..................    (7,693)    10,731        404    (119,509)
Income taxes (credits).............................    (3,309)     4,200         16     (40,657)
Preferred stock dividends..........................       375      2,333        375       2,485
Income (loss) available to common shareholders.....  $ (4,759)  $  4,198   $     13   $ (81,337)
Net income (loss) per common share -- basic........    $(0.42)     $0.37      $0.00      $(7.05)
Net income (loss) per common share -- diluted......    $(0.42)     $0.33      $0.00      $(7.05)

---------

 (1) Operating results for the years ended December 31, 2002 and 2001 include several non- recurring or unusual charges. See 'Financial Statements and Supplementary Data -- Notes to Consolidated Financial Statements -- Note 2 -- State of the Industry and the Company;' 'Financial Statements and Supplementary Data -- Notes to Consolidated Financial Statements -- Note 15 -- Fleet Impairment;' and 'Financial Statements and Supplementary Data -- Notes to Consolidated Financial Statements -- Note 16 -- Goodwill and Other Intangible Assets.'

20. SUBSEQUENT EVENTS (UNAUDITED)

    The Company was scheduled to make large principal payments on its outstanding senior indebtedness and on its aircraft operating leases in 2004 and 2005. In August 2004, $175 million of the Company's unsecured senior notes were due in full, with another $125 million of unsecured senior notes due in December 2005. The Company also had substantial fixed payment obligations under aircraft operating leases in 2004 and 2005, including a cash payment of approximately $170.9 million in the first quarter of 2004. The Company was unable to obtain any additional financing and does not expect to be able to do so in the near future. The Company did not anticipate that cash on hand as of September 30, 2003, together with cash generated by future operating activities and other sources, would be sufficient to meet its scheduled aircraft operating lease obligations beginning in 2004 and repay its debt when it matured. The Company's failure to make scheduled payments of interest or principal under the outstanding senior notes or to make its scheduled payments under the aircraft operating leases would constitute an event of default under many of the agreements governing its indebtedness (including its government guaranteed loan) due to cross-default provisions.

    In an effort to address the Company's liquidity issues, the Company successfully completed exchange offers (the 'Private Exchange Offers') and issued Senior Notes due 2009 (the '2009 Private Exchange Notes') and cash consideration for its 10 1/2% Senior Notes due 2004 (the '2004 Notes') and issued Senior Notes due 2010 (the '2010 Private Exchange Notes' and, together with the 2009 Private Exchange Notes, the 'Private Exchange Notes') and cash consideration for its 9 5/8% Senior Notes due 2005 (the '2005 Notes' and, together with the 2004 Notes, the 'Existing Notes'). In completing the Private Exchange Offers, the Company accepted all Existing Notes tendered for exchange, issuing $163.1 million in aggregate principal amount of 2009 Private Exchange Notes and delivering $7.8 million in cash in exchange for $155.3 million in aggregate principal amount of 2004 Notes tendered and issuing $110.2 million in aggregate principal amount

                      ATA HOLDINGS CORP. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

of 2010 Private Exchange Notes and delivering $5.3 in cash in exchange for $105.0 million in aggregate principal amount of 2005 Notes tendered, pursuant to the terms of the Private Exchange Offers. In addition to the Private Exchange Notes issues, $19.7 million in aggregate principal amount of the 2004 Notes and $20.0 million in aggregate principal amount of the 2005 Notes remain outstanding after the completion of the Private Exchange Offers. In connection with the Private Exchange Offers, the Company also sought the consent of the holders of the Existing Notes to amend or eliminate all of the restrictive operating covenants and certain default provisions of the indentures governing the Existing Notes, which consent was obtained.

    On January 30, 2004, the Company also completed the amendments of certain aircraft operating leases with its three major lessors, Boeing Capital Services Corporation ('BCSC'), General Electric Capital Aviation Services ('GECAS') and International Lease Finance Corporation ('ILFC'). The effect of the lease amendments was to delay the payment of portions of the amounts due under those operating leases primarily between June 30, 2003, and March 31, 2005. The payments delayed during this time period will be subsequently paid at various times throughout the remaining life of the leases. The Company received a refund of $29.8 million related to payments made in 2003 under the amended leases. The amendments will result in approximately $69.6 million in lower uses of cash in 2004 for payments due under these operating leases.

                      ATA HOLDINGS CORP. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

                                                              SEPTEMBER 30,   DECEMBER 31,
                                                                  2003            2002
                                                                  ----            ----
                                                               (UNAUDITED)
                                                                 (DOLLARS IN THOUSANDS)
                           ASSETS
Current assets:
    Cash and cash equivalents...............................    $ 196,932      $ 200,160
    Aircraft pre-delivery deposits..........................      --              16,768
    Receivables, net of allowance for doubtful accounts
      (2003 -- $1,261; 2002 -- $2,375)......................       97,970         86,377
    Inventories, net........................................       47,233         51,233
    Prepaid expenses and other current assets...............       27,603         39,214
                                                                ---------      ---------
        Total current assets................................      369,738        393,752
Property and equipment:
    Flight equipment........................................      321,340        312,652
    Facilities and ground equipment.........................      139,726        134,355
                                                                ---------      ---------
                                                                  461,066        447,007
    Accumulated depreciation................................     (201,250)      (181,380)
                                                                ---------      ---------
                                                                  259,816        265,627
Restricted cash.............................................       40,517         30,360
Goodwill....................................................       14,887         14,887
Assets held for sale........................................        4,550          5,090
Prepaid aircraft rent.......................................      153,568         68,828
Investment in BATA, LLC.....................................       20,525         22,968
Deposits and other assets...................................       40,740         46,624
                                                                ---------      ---------
        Total assets........................................    $ 904,341      $ 848,136
                                                                =========      =========

           LIABILITIES AND SHAREHOLDERS' DEFICIT
Current liabilities:
    Current maturities of long-term debt....................    $ 206,836      $  14,191
    Short-term debt.........................................      --               8,384
    Accounts payable........................................       14,633         23,688
    Air traffic liabilities.................................      107,728         94,693
    Accrued expenses........................................      170,752        160,924
                                                                ---------      ---------
        Total current liabilities...........................      499,949        301,880
Long-term debt, less current maturities.....................      295,775        486,853
Deferred gains from sale and leaseback of aircraft..........       55,558         54,889
Other deferred items........................................       50,327         42,038
Redeemable preferred stock; authorized and issued 500
  shares....................................................       54,220         --
                                                                ---------      ---------
        Total liabilities...................................      955,829        885,660
Commitments and Contingencies
Redeemable preferred stock; authorized and issued 500
  shares....................................................      --              52,110
Convertible redeemable preferred stock; authorized and
  issued 300 shares.........................................       32,274         30,375
Shareholders' deficit:
    Preferred stock; authorized 9,999,200 shares; none
      issued................................................      --              --
    Common stock, without par value; authorized 30,000,000
      shares; issued 13,502,593 -- 2003;
      13,476,193 -- 2002....................................       65,711         65,290
    Treasury stock; 1,711,440 shares -- 2003; 1,711,440
      shares -- 2002........................................      (24,778)       (24,778)
    Additional paid-in capital..............................       18,163         18,374
    Accumulated deficit.....................................     (142,858)      (178,895)
                                                                ---------      ---------
        Total shareholders' deficit.........................      (83,762)      (120,009)
                                                                ---------      ---------
            Total liabilities and shareholders' deficit.....    $ 904,341      $ 848,136
                                                                =========      =========

                            See accompanying notes.

                      ATA HOLDINGS CORP. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                               THREE MONTHS ENDED           NINE MONTHS ENDED
                                                  SEPTEMBER 30,               SEPTEMBER 30,
                                            -------------------------   -------------------------
                                               2003          2002          2003          2002
                                               ----          ----          ----          ----
                                            (UNAUDITED)   (UNAUDITED)   (UNAUDITED)   (UNAUDITED)
                                                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Operating revenues:
    Scheduled service.....................  $   293,549   $   231,633   $   816,326   $   664,431
    Charter...............................       78,536        68,185       285,393       238,698
    Ground package........................        2,857         5,605        11,333        30,582
    Other.................................       12,761        11,866        36,402        32,689
                                            -----------   -----------   -----------   -----------
        Total operating revenues..........      387,703       317,289     1,149,454       966,400
                                            -----------   -----------   -----------   -----------
Operating expenses:
    Salaries, wages and benefits..........      100,195        95,094       293,348       264,782
    Fuel and oil..........................       65,215        52,956       208,388       151,350
    Aircraft rentals......................       57,086        51,244       168,420       135,731
    Handling, landing and navigation
      fees................................       25,111        29,343        86,567        85,473
    Crew and other employee travel........       16,041        14,485        47,884        41,933
    Depreciation and amortization.........       14,095        18,850        43,084        60,258
    Other selling expenses................       13,155        11,103        37,997        33,462
    Aircraft maintenance, materials and
      repairs.............................       10,834        11,308        35,064        37,388
    Passenger service.....................       10,221        10,379        31,226        29,677
    Advertising...........................        8,290         9,553        28,595        30,181
    Insurance.............................        6,390         8,021        21,251        23,693
    Facilities and other rentals..........        6,221         6,294        17,842        17,492
    Commissions...........................        5,962         3,964        16,202        18,089
    Ground package cost...................        2,315         3,757         9,305        23,832
    Aircraft impairments and
      retirements.........................      --             34,318       --             51,559
    U.S. Government funds.................      --            --            (37,156)       15,210
    Other.................................       17,106        16,264        54,506        55,169
                                            -----------   -----------   -----------   -----------
        Total operating expenses..........      358,237       376,933     1,062,523     1,075,279
                                            -----------   -----------   -----------   -----------
Operating income (loss)...................       29,466       (59,644)       86,931      (108,879)
Other income (expense):
    Interest income.......................          674           626         2,185         2,138
    Interest expense......................      (14,345)       (7,729)      (39,986)      (25,979)
    Other.................................         (761)         (620)       (1,773)         (988)
                                            -----------   -----------   -----------   -----------
Other expense.............................      (14,432)       (7,723)      (39,574)      (24,829)
                                            -----------   -----------   -----------   -----------
Income (loss) before income taxes.........       15,034       (67,367)       47,357      (133,708)
Income taxes (credits)....................        7,311        (6,746)        7,311       (19,569)
                                            -----------   -----------   -----------   -----------
Net income (loss).........................        7,723       (60,621)       40,046      (114,139)
Preferred stock dividends.................       (1,149)         (375)       (4,009)       (3,235)
                                            -----------   -----------   -----------   -----------
Income (loss) available to common
  shareholders............................  $     6,574   $   (60,996)  $    36,037   $  (117,374)
                                            ===========   ============  ===========   ============
Basic earnings per common share:
    Average shares outstanding............   11,773,901    11,764,753    11,767,836    11,694,097
    Net income (loss) per share...........        $0.56        $(5.18)        $3.06       $(10.04)
                                                  =====        =======        =====       ========
Diluted earnings per common share:
    Average shares outstanding............   15,364,858    11,764,753    15,354,470    11,694,097
    Net income (loss) per share...........        $0.50        $(5.18)        $2.47       $(10.04)
                                                  =====        =======        =====       ========

                            See accompanying notes.

                      ATA HOLDINGS CORP. AND SUBSIDIARIES
        CONSOLIDATED STATEMENT OF CHANGES IN REDEEMABLE PREFERRED STOCK,
                 COMMON STOCK AND OTHER SHAREHOLDERS' (DEFICIT)

                                CONVERTIBLE
                                REDEEMABLE    REDEEMABLE                        ADDITIONAL                     TOTAL
                                 PREFERRED    PREFERRED    COMMON    TREASURY    PAID-IN     ACCUMULATED   SHAREHOLDERS'
                                   STOCK        STOCK       STOCK     STOCK      CAPITAL       DEFICIT        DEFICIT
                                   -----        -----       -----     -----      -------       -------        -------
                                                                 (DOLLARS IN THOUSANDS)
Balance, December 31, 2002....    $30,375      $52,110     $65,290   $(24,778)   $18,374      $(178,895)     $(120,009)
                                  -------      -------     -------   --------    -------      ---------      ---------
 Net loss.....................     --            --          --         --         --           (10,992)       (10,992)
 Accrued preferred stock
   dividends..................        375        --          --         --         --              (375)          (375)
                                  -------      -------     -------   --------    -------      ---------      ---------
Balance, March 31, 2003.......    $30,750      $52,110     $65,290   $(24,778)   $18,374      $(190,262)     $(131,376)
                                  =======      =======     =======   =========   =======      ==========     ==========
 Net income...................     --            --          --         --         --            43,315         43,315
 Accrued preferred stock
   dividends..................        375        2,110       --         --         --            (2,485)        (2,485)
                                  -------      -------     -------   --------    -------      ---------      ---------
Balance, June 30, 2003........    $31,125      $54,220     $65,290   $(24,778)   $18,374      $(149,432)     $ (90,546)
                                  =======      =======     =======   =========   =======      ==========     ==========
 Net income...................     --            --          --         --         --             7,723          7,723
 Stock Options Exercised......     --            --           421       --          (211)        --                210
 Accrued preferred stock
   dividends..................      1,149        --          --         --         --            (1,149)        (1,149)
                                  -------      -------     -------   --------    -------      ---------      ---------
Balance, September 30, 2003...    $32,274      $54,220     $65,711   $(24,778)   $18,163      $(142,858)     $ (83,762)
                                  =======      =======     =======   =========   =======      ==========     ==========

                            See accompanying notes.

                      ATA HOLDINGS CORP. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                 NINE MONTHS ENDED
                                                                   SEPTEMBER 30,
                                                                   -------------
                                                                 2003         2002
                                                                 ----         ----
                                                                    (UNAUDITED)
                                                              (DOLLARS IN THOUSANDS)
Operating activities:
    Net income (loss).......................................  $  40,046    $(114,139)
    Adjustments to reconcile net income (loss) to net cash
      provided by operating activities:
        Depreciation and amortization.......................     43,084       60,258
        Aircraft impairments and retirements................     --           51,559
        Deferred income taxes...............................     --          (13,655)
        Other non-cash items................................     30,725       30,913
    Changes in operating assets and liabilities:
        U.S. Government grant receivable....................      6,158       15,210
        Other receivables...................................    (17,751)      (9,850)
        Inventories.........................................      1,335       (5,570)
        Prepaid expenses....................................     11,611       (9,771)
        Accounts payable....................................     (9,055)       2,686
        Air traffic liabilities.............................     13,035       (8,541)
        Accrued expenses....................................     (3,718)      (3,984)
                                                              ---------    ---------
            Net cash provided by (used in) operating
              activities....................................    115,470       (4,884)
                                                              ---------    ---------
Investing activities:
    Aircraft pre-delivery deposits..........................     16,582       77,396
    Capital expenditures....................................    (36,178)     (57,618)
    Noncurrent prepaid aircraft rent........................    (84,740)     (19,273)
    Investment in BATA, LLC.................................     --           18,632
    (Additions)/reductions to other assets..................      3,843       (3,867)
    Proceeds from sales of property and equipment...........        217          408
                                                              ---------    ---------
            Net cash provided by (used in) investing
              activities....................................   (100,276)      15,678
                                                              ---------    ---------
Financing activities:
    Preferred stock dividends...............................     --           (3,235)
    Proceeds from sale/leaseback transactions...............     --            2,794
    Proceeds from short-term debt...........................     --           56,859
    Payments on short-term debt.............................     (8,384)    (109,507)
    Proceeds from long-term debt............................      5,729      194,491
    Payments on long-term debt..............................     (5,820)    (224,016)
    Increase in restricted cash.............................    (10,157)      --
    Proceeds from stock option exercises....................        210          449
    Purchase of treasury stock..............................     --              (10)
                                                              ---------    ---------
            Net cash used in financing activities...........    (18,422)     (82,175)
                                                              ---------    ---------
    Decrease in cash and cash equivalents...................     (3,228)     (71,381)
    Cash and cash equivalents, beginning of period..........    200,160      184,439
                                                              ---------    ---------
    Cash and cash equivalents, end of period................  $ 196,932    $ 113,058
                                                              =========    =========
Supplemental disclosures:
    Cash payments for:
        Interest............................................  $  36,187    $  33,102
        Income taxes (refunds)..............................  $ (13,985)   $   3,063
    Financing and investing activities not affecting cash:
        Accrued capitalized interest........................  $     107    $  (6,406)
        Accrued preferred stock dividends...................  $   4,009    $  --

                            See accompanying notes.

                      ATA HOLDINGS CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION AND STOCK BASED COMPENSATION

    The accompanying consolidated financial statements of ATA Holdings Corp., and subsidiaries (the 'Company') have been prepared in accordance with instructions for reporting interim financial information on Form 10-Q and, therefore, do not include all information and footnotes necessary for a fair presentation of financial position, results of operations and cash flows in conformity with accounting principles generally accepted in the United States ('GAAP'). For further information, refer to the consolidated financial statements and footnotes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 2002.

    The consolidated financial statements for the quarters ended September 30, 2003 and 2002 reflect, in the opinion of management, all adjustments necessary to present fairly the financial position, results of operations and cash flows for such periods. Results for the nine months ended September 30, 2003 are not necessarily indicative of results to be expected for the full fiscal year ending December 31, 2003.

    During 1996, the Company adopted the disclosure provisions of Financial Accounting Standards Board ('FASB') Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ('FAS 123') with respect to its stock options. As permitted by FAS 123, the Company has elected to continue to account for employee stock options following the intrinsic value method of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ('APB 25') and related interpretations. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

    The Company has not granted options since the year ended December 31, 2001. For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the options' vesting period (1 to 3 years). The Company's pro forma information using the fair value method of FAS 123 follows:

                                                                      THREE MONTHS ENDED
                                                                         SEPTEMBER 30,
                                                         ---------------------------------------------
                                                                 2003                    2002
                                                                 ----                    ----
                                                                     (IN THOUSANDS, EXCEPT
                                                                        PER SHARE DATA)
Net income (loss) available to common shareholders, as
  reported.............................................         $6,574                 $(60,996)
Deduct: Total stock-based employee compensation expense
  determined under fair value based method, net of
  related tax effects..................................             (2)                     (26)
                                                                ------                 --------
Net income (loss) available to common shareholders, pro
  forma................................................          6,572                  (61,022)
                                                                ------                 --------
                                                                ------                 --------
Basic income (loss) per share, as reported.............           0.56                    (5.18)
                                                                ------                 --------
                                                                ------                 --------
Diluted income (loss) per share, as reported...........           0.50                    (5.18)
                                                                ------                 --------
                                                                ------                 --------
Basic income (loss) per share, pro forma...............           0.56                    (5.19)
                                                                ------                 --------
                                                                ------                 --------
Diluted income (loss) per share, pro forma.............           0.56                    (5.19)
                                                                ------                 --------
                                                                ------                 --------

                      ATA HOLDINGS CORP. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                                            NINE MONTHS ENDED
                                                              SEPTEMBER 30,
                                                          ---------------------
                                                            2003        2002
                                                            ----        ----
                                                          (IN THOUSANDS, EXCEPT
                                                             PER SHARE DATA)
Net income (loss) available to common shareholders, as
  reported..............................................  $36,037    $(117,374)
Deduct: Total stock-based employee compensation expense
  determined under fair value based method, net of
  related tax effects...................................      (12)        (109)
                                                          -------    ---------
Net income (loss) available to common shareholders, pro
  forma.................................................   36,025     (117,483)
                                                          -------    ---------
                                                          -------    ---------
Basic income (loss) per share, as reported..............     3.06       (10.04)
                                                          -------    ---------
                                                          -------    ---------
Diluted income (loss) per share, as reported............     2.47       (10.04)
                                                          -------    ---------
                                                          -------    ---------
Basic income (loss) per share, pro forma................     3.06       (10.05)
                                                          -------    ---------
                                                          -------    ---------
Diluted income (loss) per share, pro forma..............     2.47       (10.05)
                                                          -------    ---------
                                                          -------    ---------

2. STATE OF THE INDUSTRY AND THE COMPANY

    On September 11, 2001, four commercial aircraft operated by two other U.S. airlines were hijacked and destroyed in terrorist attacks on the United States. These attacks resulted in significant loss of life and property damage. The terrorist attacks and generally weak economic conditions have adversely affected the Company and the airline industry. The industry as a whole, and the Company, suffered very significant financial losses in the years ended December 31, 2002 and 2001 and three months ended March 31, 2003. While the Company realized a net profit in the first nine months of 2003, most of that net profit resulted from the Company's receipt of $37.2 million in the second quarter of 2003 in conjunction with the Emergency Wartime Supplemental Appropriations Act ('Supplemental Act'). The Supplemental Act made available $2.3 billion in funds to U.S. air carriers for expenses incurred and revenue foregone related to enhanced aviation security subsequent to September 11, 2001.

    During 2002, two major air carriers, US Airways Group, Inc. and UAL Corporation, filed for reorganization under Chapter 11 of the United States Bankruptcy Code, although US Airways Group Inc. emerged from bankruptcy protection in March 2003. Historically, air carriers involved in reorganizations have substantially reduced their fares, which could reduce airline yields further from current levels. Certain air carriers are seeking to recover from financial losses, at least partially, by reducing their seat capacity. As this is accomplished by eliminating aircraft from operating fleets, the market value of aircraft may be adversely affected. The Company recorded substantial charges to earnings resulting from fleet retirements and impairments in the years ended December 31, 2002 and 2001. However, during the same period the Company substantially replaced its fleet of aging aircraft with new fuel-efficient Boeing aircraft. These new Boeing aircraft are all leased under operating leases and have higher fixed ownership costs than the older fleets that they replaced. Certain of these aircraft operating leases were originally structured to require significant cash payments in the first few years of the lease in order to reduce the total rental cost over the related lease terms. Consequently, the Company made large cash lease payments on many of its aircraft in the first three quarters of 2003, which resulted in a substantial use of the Company's cash over this period. In addition, since all of these aircraft are leased, the Company has pledged receivables and other available assets to secure some of its debt, leaving the Company with few unencumbered assets. Since September 11, 2001, the industry and the Company have also been adversely impacted by substantially higher insurance costs, passenger security costs, and the conflict in Iraq.

                      ATA HOLDINGS CORP. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

    In addition to the funds received in the second quarter of 2003, the Company has benefited from certain other of the U.S. Government's initiatives for assisting the airline industry. Most significant to the Company was the Air Transportation Safety and System Stabilization Act ('Act') passed in 2001, which provided for, among other things, up to $5.0 billion in before-tax compensation to U.S. airlines and air cargo carriers for direct and incremental losses resulting from the September 11, 2001 terrorist attacks, and the availability of up to $10.0 billion in U.S. Government guarantees of certain loans made to air carriers, which are administered by the newly-established Air Transportation Stabilization Board ('ATSB'). The Company received $50.1 million of U.S. Government grant compensation under the Act, of which the final payment of $6.2 million was received in the first quarter of 2003. The Company also obtained a $168.0 million secured term loan in November 2002, of which $148.5 million is guaranteed by the ATSB.

    While it is expected that adverse industry conditions are likely to continue throughout the remainder of 2003, the Company's management believes it has a viable plan to ensure that there will be sufficient cash to fund operations during 2003. The plan calls for focusing marketing efforts on those routes where the Company believes it can be a leading provider and implementing a number of cost-saving initiatives the Company believes will enhance its low-cost advantage. Although the Company believes the assumptions underlying its full-year 2003 financial projections are reasonable, there are significant risks which could cause the Company's 2003 financial performance to be different than projected. These risks relate primarily to further declines in demand for air travel, further increases in fuel prices, the uncertain consequences of the major airline bankruptcies, the possibility of other airline bankruptcy filings, and the ongoing geopolitical impacts of the conflicts in the Middle East.

    In an effort to address the Company's liquidity issues, the Company successfully completed the Private Exchange Offers and issued the 2009 Private Exchange Notes and cash consideration for the 2004 Notes and issued the 2010 Private Exchange Notes and cash consideration for the 2005 Notes. In completing the Private Exchange Offers, the Company accepted all Existing Notes tendered for exchange, issuing $163.1 million in aggregate principal amount of 2009 Private Exchange Notes and delivering $7.8 million in cash in exchange for $155.3 million in aggregate principal amount of 2004 Notes tendered and issuing $110.2 million in aggregate principal amount of 2010 Private Exchange Notes and delivering $5.3 in cash in exchange for $105.0 million in aggregate principal amount of 2005 Notes tendered, pursuant to the terms of the Private Exchange Offers. In addition to the Private Exchange Notes issues, $19.7 million in aggregate principal amount of the 2004 Notes and $20.0 million in aggregate principal amount of the 2005 Notes remain outstanding after the completion of the Private Exchange Offers. In connection with the Private Exchange Offers, the Company also sought the consent of the holders of the Existing Notes to amend or eliminate all of the restrictive operating covenants and certain default provisions of the indentures governing the Existing Notes, which consent was obtained.

    On January 30, 2004, the Company also completed the amendments of certain aircraft operating leases with its three major lessors, BCSC, GECAS and ILFC. The effect of the lease amendments was to delay the payment of portions of the amounts due under those operating leases primarily between June 30, 2003, and March 31, 2005. The payments delayed during this time period will be subsequently paid at various times throughout the remaining life of the leases. The Company received a refund of $29.8 million related to payments made in 2003 under the amended leases. The amendments will result in approximately $69.6 million in lower uses of cash in 2004 for payments due under these operating leases.

                      ATA HOLDINGS CORP. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

3. EARNINGS PER SHARE

    The following tables set forth the computation of basic and diluted earnings per share:

                                                               THREE MONTHS ENDED
                                                                  SEPTEMBER 30,
                                                           ---------------------------
                                                              2003           2002
                                                              ----           ----
Numerator:
    Net income (loss)....................................  $ 7,723,000   $ (60,621,000)
    Preferred stock dividends............................   (1,149,000)       (375,000)
                                                           -----------   -------------
    Income (loss) available to common shareholders --
      numerator for basic earnings per share.............  $ 6,574,000   $ (60,996,000)
                                                           -----------   -------------
Effect of dilutive securities:
    Convertible redeemable preferred stock...............    1,149,000        --
                                                           -----------   -------------
    Numerator for diluted earnings per share.............  $ 7,723,000   $ (60,996,000)
                                                           -----------   -------------
                                                           -----------   -------------
Denominator:
    Denominator for basic earnings per share -- weighted
      average shares.....................................   11,773,901      11,764,753
Effect of potential dilutive securities:
    Employee stock options...............................        4,323        --
    Convertible redeemable preferred stock...............    1,914,486        --
    Warrants issued under secured term loan..............    1,672,148        --
                                                           -----------   -------------
    Denominator for diluted earnings per share --adjusted
      weighted average shares............................   15,364,858      11,764,753
                                                           -----------   -------------
                                                           -----------   -------------
Basic income (loss) per share............................        $0.56          $(5.18)
                                                           -----------   -------------
                                                           -----------   -------------
Diluted income (loss) per share..........................        $0.50          $(5.18)
                                                           -----------   -------------
                                                           -----------   -------------

                      ATA HOLDINGS CORP. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                                                NINE MONTHS ENDED
                                                                  SEPTEMBER 30,
                                                           ---------------------------
                                                              2003           2002
                                                              ----           ----
Numerator:
    Net income (loss)....................................  $40,046,000   $(114,139,000)
    Preferred stock dividends............................   (4,009,000)     (3,235,000)
                                                           -----------   -------------
    Income (loss) available to common shareholders --
      numerator for basic earnings per share.............  $36,037,000   $(117,374,000)
                                                           -----------   -------------
Effect of dilutive securities:
    Convertible redeemable preferred stock...............    1,899,000        --
                                                           -----------   -------------
Numerator for diluted earnings per share.................  $37,936,000   $(117,374,000)
                                                           -----------   -------------
                                                           -----------   -------------
Denominator:
    Denominator for basic earnings per share -- weighted
      average shares.....................................   11,767,836      11,694,097
                                                           -----------   -------------
                                                           -----------   -------------
    Effect of potential dilutive securities:
        Employee stock options...........................      --             --
        Convertible redeemable preferred stock...........    1,914,486        --
        Warrants issued under secured term loan..........    1,672,148        --
                                                           -----------   -------------
    Denominator for diluted earnings per share --adjusted
      weighted average shares............................   15,354,470      11,694,097
                                                           -----------   -------------
                                                           -----------   -------------
Basic income (loss) per share............................        $3.06         $(10.04)
                                                           -----------   -------------
                                                           -----------   -------------
Diluted income (loss) per share..........................        $2.47         $(10.04)
                                                           -----------   -------------
                                                           -----------   -------------

    In accordance with FASB Statement of Financial Accounting Standards No. 128, Earnings per Share, the dilutive impact of 1,914,486 common shares from conversion of convertible redeemable preferred stock in the three and nine months ended September 30, 2002 has been excluded from the computation of diluted earnings per share because their effect would be antidilutive. In addition the dilutive impact of 180,866 common shares from exercise of employee stock options has been excluded from the computation of diluted earnings per share for the nine month period ended September 30, 2002 because their effect would also be antidilutive.

4. COMMITMENTS AND CONTINGENCIES

    The Company has a purchase agreement with the Boeing Company ('Boeing') to purchase directly from Boeing seven new Boeing 737-800s, which are currently scheduled for delivery between July 2005 and December 2005. The Boeing 737-800 aircraft are powered by General Electric CFM56-7B27 engines. The manufacturer's list price is $52.4 million for each 737-800, subject to escalation. The Company's purchase price for each aircraft is subject to various discounts. According to an amendment to the purchase agreement with Boeing, if the Company does not have permanent financing for these aircraft, and if Boeing does not elect to provide such financing suitable to the Company, the deliveries can be delayed for one year. Aircraft pre-delivery deposits are required for these purchases, and the Company has funded these deposits for past purchases using operating cash and short-term deposit finance facilities. The Company can provide no assurance that it will be able to secure short-term deposit finance facilities for future aircraft purchases. As of September 30, 2003, the Company had $4.6 million in long-term pre-delivery deposits outstanding for future aircraft deliveries which were funded with operating cash. Upon delivery of the aircraft, pre-delivery deposits funded with operating cash will be returned to the

                      ATA HOLDINGS CORP. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

Company. As of September 30, 2003, the Company also has purchase rights with Boeing for eight Boeing 757-300 aircraft and 40 Boeing 737-800 aircraft.

    The Company has agreements in place to lease two additional Boeing 737-800s under operating leases from a third party lessor, which are currently scheduled for delivery between November 2003 and May 2004.

    The Company has an agreement with General Electric to purchase four spare engines, which are scheduled for delivery between 2005 and 2008.

    The Company intends to finance all future aircraft and engine deliveries under purchase agreements with operating leases. The Company has estimated the amount of payments for these expected future lease obligations, using the terms of leases for comparable aircraft currently in place. The estimated future payments for these nine future aircraft deliveries and four spare engines, which do not include obligations for leases currently in place, are shown in the following table:

                                                            EXPECTED
                                                          FUTURE LEASE
                                                          OBLIGATIONS
                                                          -----------
                                                         (IN THOUSANDS)
2003...................................................     $    599
2004...................................................        5,994
2005...................................................       18,582
2006...................................................       42,281
2007...................................................       54,327
Thereafter.............................................      532,656
                                                            --------
                                                            $654,439
                                                            --------
                                                            --------

    The Company also has a letter of intent with GECAS to lease one additional Boeing 757-200 and one additional Boeing 737-800 scheduled for delivery in November 2003 and November 2004 which are contingent upon, among other things, entering into definitive amendments with the lessor and completion of the Private Exchange Offers. See 'Note 2 -- State of the Industry and the Company' for additional information on the Private Exchange Offers.

    In 2001, the Company entered into short-term operating leases with BATA Leasing LLC ('BATA'), a 50/50 joint venture with Boeing Capital
Corporation -- Equipment Leasing Corporation ('BCC-ELC'), to lease back nine Boeing 727-200 aircraft which had been previously contributed to the joint venture by the Company, all of which leases have now been terminated. The Company is subject to lease return conditions on these nine former operating leases, upon BATA's delivery by lease or sale of those aircraft to a third party. On January 31, 2003, BATA entered into a lease agreement with a third-party lessee on one of the nine aircraft. The Company's return conditions for that aircraft were satisfied by the completion of a cargo conversion by BATA, without incurring additional expense by the Company on the airframe or engines. Management believes it is reasonably possible that a lessee or buyer will be identified for the remaining eight aircraft. The Company estimates that it could incur approximately $6.0 million of expense to meet the return conditions, if all eight of the remaining aircraft were leased by BATA to third parties. If the aircraft are leased as cargo carriers, it is likely the lease return conditions will be satisfied by completing the cargo conversion on the aircraft, as in the case of the first aircraft so leased. No liability has been recorded for these return conditions as of September 30, 2003, as management does not believe it is probable that it will be paid.

    In the Company's aircraft financing agreements, the Company typically indemnifies the financing parties, trustees acting on their behalf and other related parties against liabilities that arise from the manufacture, design, ownership, financing, use, operation and maintenance of the aircraft and for tort liability, whether or not these liabilities arise out of or relate to the negligence

                      ATA HOLDINGS CORP. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

of these indemnified parties, except for their gross negligence or willful misconduct. The Company expects that it would be covered by insurance (subject to deductibles) for most tort liabilities and related indemnities under these aircraft leases. The Company cannot determine its maximum exposure related to these indemnities.

    Various claims, contractual disputes and lawsuits against the Company arise periodically involving complaints which are normal and reasonably foreseeable in light of the nature of the Company's business. The majority of these suits are covered by insurance. In the opinion of management, the resolution of these claims will not have a material adverse effect on the business, operating results or financial condition of the Company.

5. INCOME TAXES

    As of December 31, 2002, the Company had incurred a three-year cumulative loss. Because of this cumulative loss and the presumption under GAAP that net deferred tax assets should be fully reserved if it is more likely than not that they will not be realized through carrybacks or other strategies, the Company recorded a full valuation allowance against its net deferred tax asset.

    In 2003 the Company expects to pay Alternative Minimum Tax and has recorded a current tax expense. Since Alternative Minimum Tax payments generate credits that can be used to offset regular income tax in future years, the Company recognized a net increase in the net deferred tax asset, however, continuing under the same presumption as 2002, the Company recorded an additional valuation allowance against the increased net deferred tax asset. As a result, a $7.3 million tax expense was recorded in the quarter and nine months ending September 30, 2003.

6. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

    In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities ('FIN 46'). On October 8, 2003, the FASB announced the extension of certain implementation dates for FIN 46. This accounting standard requires that companies that control another entity through interests other than voting interests should consolidate the controlled entity. The provisions of FIN 46 were required to be applied to variable interest entities ('VIE's') created after January 31, 2003. As of September 30, 2003, the Company has not created any of these VIE's since January 31, 2003. The provisions must be applied to VIE's that existed prior to February 1, 2003 by the first period ending after December 15, 2003. The related disclosure requirements are effective immediately. Although the Company does not expect this interpretation to have a material impact on the Company, it is continuing to evaluate its interest in other entities in accordance with this complex interpretation.

    On May 15, 2003, the FASB issued Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity ('FAS 150'). FAS 150 establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. FAS 150 must be applied immediately to instruments entered into or modified after May 31, 2003 and must be applied to previously existing instruments as of the beginning of the first interim financial reporting period beginning after June 15, 2003.

    As a result of FAS 150, the Company began classifying its 500 shares of Series A redeemable preferred stock as a liability on the Company's balance sheet beginning July 1, 2003. The Company's 300 shares of Series B convertible redeemable preferred stock remains classified between liabilities and equity on the Company's balance sheet.

                      ATA HOLDINGS CORP. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

7. SUBSEQUENT EVENTS

    On October 10, 2003, the Company amended its agreement with its credit card processing bank to reflect an extension for the processing and collection of sales charged on MasterCard and Visa cards until December 31, 2004. In order to secure this extension, the Company agreed to increase the amount of pre-paid sales that the bank holds on deposit from 60% to 100%. The effect of increasing this percentage was to reduce the Company's cash balance by approximately $30 million between September 30, 2003 and October 31, 2003 as compared to what the Company's cash balance would have been with a 60% holdback of pre-paid sales. The credit card processing bank has agreed to negotiate a further amendment to this agreement, which would become effective upon completion of the Private Exchange Offers, and which is expected to provide a new set of covenants governing the percentage of pre-paid sales held by the bank, and contain provisions under which this percentage might be reduced in future periods. However, the Company can provide no assurances that it will be able to reduce the percentage below 100% in future periods of this agreement.

______________________________________________________________________________

    WE HAVE NOT AUTHORIZED ANY DEALER, SALESPERSON OR OTHER PERSON TO GIVE YOU WRITTEN INFORMATION OTHER THAN THIS PROSPECTUS OR TO MAKE REPRESENTATIONS AS TO MATTERS NOT STATED IN THIS PROSPECTUS. YOU MUST NOT RELY ON UNAUTHORIZED INFORMATION. THIS PROSPECTUS IS NOT AN OFFER TO SELL THE NOTES OR OUR SOLICITATION OF YOUR OFFER TO BUY THE NOTES IN ANY JURISDICTION WHERE THAT WOULD NOT BE PERMITTED OR LEGAL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALES MADE HEREUNDER AFTER THE DATE OF THIS PROSPECTUS SHALL CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED HEREIN OR THE AFFAIRS OF THE COMPANY HAVE NOT CHANGED SINCE THE DATE OF THIS PROSPECTUS.

    UNTIL              , ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE
SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNUSED ALLOTMENTS OR SUBSCRIPTIONS.

                              -------------------

                               ATA HOLDINGS CORP.

                               OFFER TO EXCHANGE

                       $163,064,000 SENIOR NOTES DUE 2009

                                      FOR

                          A LIKE AMOUNT OF REGISTERED
                             SENIOR NOTES DUE 2009

                                      AND

                       $110,233,000 SENIOR NOTES DUE 2010

                                      FOR

                          A LIKE AMOUNT OF REGISTERED
                             SENIOR NOTES DUE 2010

                              --------------------
                                   PROSPECTUS
                              --------------------

                               FEBRUARY 13, 2004

______________________________________________________________________________

                                    PART II
                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Information relating to indemnification of directors and officers is incorporated by reference herein from Item 14 of the Company's Registration Statement on Form S-1 (No. 33-59630).

ITEM 21. EXHIBITS.

   EXHIBIT
    NUMBER                       DESCRIPTION OF DOCUMENTS
    ------                       ------------------------
    *3.1     -- Restated Articles of Incorporation of the Company
    *3.2     -- By-laws of the Company
     3.3     -- Articles of Incorporation of ATA Airlines, Inc.
     3.4     -- By-laws of ATA Airlines, Inc.
     3.5     -- Articles of Incorporation of Ambassadair Travel Club, Inc.
     3.6     -- By-laws of Ambassadair Travel Club, Inc.
     3.7     -- Articles of Incorporation of ATA Leisure Corp.
     3.8     -- By-laws of ATA Leisure Corp.
     3.9     -- Articles of Incorporation of Amber Travel, Inc.
     3.10    -- By-laws of Amber Travel, Inc.
     3.11    -- Articles of Incorporation of American Trans Air Training
                Corporation
     3.12    -- By-laws of American Trans Air Training Corporation
     3.13    -- Articles of Incorporation of American Trans Air Execujet,
               Inc.
     3.14    -- By-laws of American Trans Air Execujet, Inc.
     3.15    -- Articles of Incorporation of Chicago Express Airlines Inc.
     3.16    -- By-laws of Chicago Express Airlines Inc.
     3.17    -- Articles of Incorporation of ATA Cargo, Inc.
     3.18    -- By-laws of ATA Cargo, Inc.
     4.1     -- Indenture relating to Senior Notes due 2009 dated as of
                January 30, 2004, among ATA Holdings Corp., as issuer, ATA
                Airlines, Inc., Ambassadair Travel Club, Inc., ATA Leisure
                Corp., Amber Travel, Inc., American Trans Air Training
                Corporation, American Trans Air Execujet, Inc., ATA Cargo,
                Inc. and Chicago Express Airlines, Inc., as guarantors, and
                Wells Fargo Bank Northwest, National Association, as
                trustee.
     4.2     -- Indenture relating to Senior Notes due 2010 dated as of
                January 30, 2004, among ATA Holdings Corp., as issuer, ATA
                Airlines, Inc., Ambassadair Travel Club, Inc., ATA Leisure
                Corp., Amber Travel, Inc., American Trans Air Training
                Corporation, American Trans Air Execujet, Inc., ATA Cargo,
                Inc. and Chicago Express Airlines, Inc., as guarantors, and
                Wells Fargo Bank Northwest, National Association, as
                trustee.
     4.3     -- Second Supplemental Indenture relating to 10 1/2% Senior
                Notes due 2004 dated as of January 30, 2004, among ATA
                Holdings Corp., as issuer, ATA Airlines, Inc., Ambassadair
                Travel Club, Inc., ATA Leisure Corp., Amber Travel, Inc.,
                American Trans Air Training Corporation, American Trans Air
                Execujet, Inc., ATA Cargo, Inc. and Chicago Express
                Airlines, Inc., as guarantors, and Wells Fargo Bank
                Northwest, National Association, as trustee.
     4.4     -- Second Supplemental Indenture relating to 9 5/8% 2005 notes due 2004 dated as of January 21, 2004, among ATA Holdings
                Corp., as issuer, ATA Airlines, Inc., Ambassadair Travel
                Club, Inc., ATA Leisure Corp., Amber Travel, Inc., American
                Trans Air Training Corporation, American Trans Air Execujet,
                Inc., ATA Cargo, Inc. and Chicago Express Airlines, Inc., as
                guarantors, and Wells Fargo Bank Northwest, National
                Association, as trustee.

   EXHIBIT
    NUMBER                       DESCRIPTION OF DOCUMENTS
    ------                       ------------------------
     4.5     -- Third Supplemental Indenture relating to 9 5/8% Senior Notes due 2005 dated as of January 30, 2004, among ATA Holdings
                Corp., as issuer, ATA Airlines, Inc., Ambassadair Travel
                Club, Inc., ATA Leisure Corp., Amber Travel, Inc., American
                Trans Air Training Corporation, American Trans Air Execujet,
                Inc., ATA Cargo, Inc. and Chicago Express Airlines, Inc., as
                guarantors, and Wells Fargo Bank Northwest, National
                Association, as trustee.
     4.6     -- Registration Rights Agreement dated as of January 30, 2004, among ATA Holdings Corp., as issuer, ATA Airlines, Inc.,
                Ambassadair Travel Club, Inc., ATA Leisure Corp., Amber
                Travel, Inc., American Trans Air Training Corporation,
                American Trans Air Execujet, Inc., ATA Cargo, Inc. and
                Chicago Express Airlines, Inc., as guarantors, and Wells
                Fargo Bank Northwest, National Association, as trustee.
   **5.1     -- Opinion of Cravath, Swaine & Moore LLP as to the legality of the Exchange Notes and the Guarantee being registered hereby
    10.1     -- Consent, Waiver and Amendment dated as of January 29, 2004, to the $168,000,000 Loan Agreement dated as of November 20,
                2002, among ATA Airlines, Inc., as borrower; ATA Holdings
                Corp., as parent guarantor; Govco Incorporated, as Primary
                Tranche A Lender; Citibank, N.A., in its capacity as an
                alternate lender to the Primary Tranche A Lender; Citicorp
                North America, Inc., as administrative agent for the Primary
                Tranche A Lender and the commercial paper holders of the
                Primary Tranche A Lender; Citibank, N.A., in its capacity as
                Tranche B Lender; Bearingpoint, Inc., as Loan Administrator;
                Citibank, N.A., as agent and collateral agent; and Air
                Transportation Stabilization Board.
  **12.1     -- Computation of ratio of earnings to fixed charges
  **23.1     -- Consent of Cravath, Swaine & Moore LLP (included in Exhibit
                5.1)
    23.2     -- Consent of Ernst & Young LLP
    24.1     -- Power of Attorney (see signature page in Part II of
                Registration Statement)
  **25.1     -- Form T-1
  **99.1     -- Form of Letter of Transmittal
  **99.2     -- Form of Notice of Guaranteed Delivery
  **99.3     -- Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                Companies and Other Nominees
  **99.4     -- Form of Letter to Clients

---------

  * Previously filed as exhibit to ATA Holdings Corp.'s Registration Statement on Form S-1 (File No. 33-59630), and incorporated herein by reference.

 ** To be filed by subsequent amendment.

ITEM 22. UNDERTAKINGS.

    (a) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

    (b) The undersigned Registrants hereby undertake: (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act; (ii) to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act, if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the 'Calculation of Registration Fee' table in the effective registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this Registration Statement; provided, however, that the undertakings set forth in paragraphs (1)(i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the 'Exchange Act') that are incorporated by reference in this registration statement. (2) that, for the purpose of determining any liability under the Securities Act each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time be deemed to be the initial bona fide offering thereof. (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (c) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated document by first-class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

    (d) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

    (e) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to section 13(a) and section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Indianapolis, State of Indiana, on the 13th day of February, 2004.

                                          ATA HOLDINGS CORP.

                                          By      /s/ J. GEORGE MIKELSONS
                                              ..................................
                                                     J. GEORGE MIKELSONS
                                             CHAIRMAN OF THE BOARD OF DIRECTORS

                               POWER OF ATTORNEY

    The undersigned directors and officers of ATA Holdings Corp. do hereby constitute and appoint David Wing, with full power of substitution, our true and lawful attorney-in-fact and agent to do any and all acts and things in our name and behalf in our capacities as directors and officers, and to execute any and all instruments for us and in our names in the capacities indicated below which such person may deem necessary or advisable to enable ATA Holdings Corp. to comply with the Securities Act of 1933, as amended (the 'Securities Act'), and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this Registration Statement, including specifically, but not limited to, power and authority to sign for us, or any of us, in the capacities indicated below and any and all amendments (including pre-effective and post-effective amendments or any other registration statement filed pursuant to the provisions of Rule 462(b) under the Securities Act) hereto; and we do hereby ratify and confirm all that such person or persons shall do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

                SIGNATURES                                   TITLES                    DATE
                ----------                                   ------                    ----
       /s/ J. GEORGE MIKELSONS              Chairman of the Board of Directors    February 13, 2004
------------------------------------------    and Chief Executive Officer
          (J. GEORGE MIKELSONS)

        /s/ JAMES W. HLAVACEK               Vice Chairman                         February 13, 2004
-----------------------------------------
           (JAMES W. HLAVACEK)

            /s/ DAVID WING                  Executive Vice President and Chief    February 13, 2004
    ---------------------------------         Financial Officer and Director
               (DAVID WING)                   (Principal Financial and
                                              Accounting Officer)

          /s/ ROBERT A. ABEL                Director                              February 13, 2004
    ---------------------------------
             (ROBERT A. ABEL)

         /s/ CLAUDE E. WILLIS               Director                              February 13, 2004
    ---------------------------------
            (CLAUDE E. WILLIS)

       /s/ ANDREJS P. STIPNIEKS             Director                              February 13, 2004
    ---------------------------------
          (ANDREJS P. STIPNIEKS)

         /s/ GILBERT F. VIETS               Director                              February 13, 2004
    ---------------------------------
            (GILBERT F. VIETS)

                                 EXHIBIT INDEX

EXHIBIT
 NUMBER                     DESCRIPTION OF DOCUMENTS
 ------                     ------------------------
   *3.1   -- Restated Articles of Incorporation of the Company
   *3.2   -- By-laws of the Company
    3.3   -- Articles of Incorporation of ATA Airlines, Inc.
    3.4   -- By-laws of ATA Airlines, Inc.
    3.5   -- Articles of Incorporation of Ambassadair Travel Club,
             Inc.
    3.6   -- By-laws of Ambassadair Travel Club, Inc.
    3.7   -- Articles of Incorporation of ATA Leisure Corp.
    3.8   -- By-laws of ATA Leisure Corp.
    3.9   -- Articles of Incorporation of Amber Travel, Inc.
    3.10  -- By-laws of Amber Travel, Inc.
    3.11  -- Articles of Incorporation of American Trans Air Training
             Corporation
    3.12  -- By-laws of American Trans Air Training Corporation
    3.13  -- Articles of Incorporation of American Trans Air Execujet,
             Inc.
    3.14  -- By-laws of American Trans Air Execujet, Inc.
    3.15  -- Articles of Incorporation of Chicago Express Airlines
             Inc.
    3.16  -- By-laws of Chicago Express Airlines Inc.
    3.17  -- Articles of Incorporation of ATA Cargo, Inc.
    3.18  -- By-laws of ATA Cargo, Inc.
    4.1   -- Indenture relating to Senior Notes due 2009 dated as of
             January 30, 2004, among ATA Holdings Corp., as issuer, ATA
             Airlines, Inc., Ambassadair Travel Club, Inc., ATA Leisure
             Corp., Amber Travel, Inc., American Trans Air Training
             Corporation, American Trans Air Execujet, Inc., ATA Cargo,
             Inc. and Chicago Express Airlines, Inc., as guarantors,
             and Wells Fargo Bank Northwest, National Association, as
             trustee.
    4.2   -- Indenture relating to Senior Notes due 2010 dated as of
             January 30, 2004, among ATA Holdings Corp., as issuer, ATA
             Airlines, Inc., Ambassadair Travel Club, Inc., ATA Leisure
             Corp., Amber Travel, Inc., American Trans Air Training
             Corporation, American Trans Air Execujet, Inc., ATA Cargo,
             Inc. and Chicago Express Airlines, Inc., as guarantors,
             and Wells Fargo Bank Northwest, National Association, as
             trustee.
    4.3   -- Second Supplemental Indenture relating to 10 1/2% Senior
             Notes due 2004 dated as of January 30, 2004, among ATA
             Holdings Corp., as issuer, ATA Airlines, Inc., Ambassadair
             Travel Club, Inc., ATA Leisure Corp., Amber Travel, Inc.,
             American Trans Air Training Corporation, American Trans
             Air Execujet, Inc., ATA Cargo, Inc. and Chicago Express
             Airlines, Inc., as guarantors, and Wells Fargo Bank
             Northwest, National Association, as trustee.
    4.4   -- Second Supplemental Indenture relating to 2005 notes due
             2004 dated as of January 21, 2004, among ATA Holdings
             Corp., as issuer, ATA Airlines, Inc., Ambassadair Travel
             Club, Inc., ATA Leisure Corp., Amber Travel, Inc.,
             American Trans Air Training Corporation, American Trans
             Air Execujet, Inc., ATA Cargo, Inc. and Chicago Express
             Airlines, Inc., as guarantors, and Wells Fargo Bank
             Northwest, National Association, as trustee.
    4.5   -- Third Supplemental Indenture relating to 9 5/8% Senior
             Notes due 2005 dated as of January 30, 2004, among ATA
             Holdings Corp., as issuer, ATA Airlines, Inc., Ambassadair
             Travel Club, Inc., ATA Leisure Corp., Amber Travel, Inc.,
             American Trans Air Training Corporation, American Trans
             Air Execujet, Inc., ATA Cargo, Inc. and Chicago Express
             Airlines, Inc., as guarantors, and Wells Fargo Bank
             Northwest, National Association, as trustee.

EXHIBIT
 NUMBER                     DESCRIPTION OF DOCUMENTS
 ------                     ------------------------
   4.6   -- Registration Rights Agreement dated as of January 30,
            2004, among ATA Holdings Corp., as issuer, ATA Airlines,
            Inc., Ambassadair Travel Club, Inc., ATA Leisure Corp.,
            Amber Travel, Inc., American Trans Air Training
            Corporation, American Trans Air Execujet, Inc., ATA Cargo,
            Inc. and Chicago Express Airlines, Inc., as guarantors,
            and Wells Fargo Bank Northwest, National Association, as
            trustee.
 **5.1   -- Opinion of Cravath, Swaine & Moore LLP as to the legality of the Exchange Notes and the Guarantee being registered
            hereby
  10.1   -- Consent, Waiver and Amendment dated as of January 29,
            2004, to the $168,000,000 Loan Agreement dated as of
            November 20, 2002, among ATA Airlines, Inc., as borrower;
            ATA Holdings Corp., as parent guarantor; Govco
            Incorporated, as Primary Tranche A Lender; Citibank, N.A.,
            in its capacity as an alternate lender to the Primary
            Tranche A Lender; Citicorp North America, Inc., as
            administrative agent for the Primary Tranche A Lender and
            the commercial paper holders of the Primary Tranche A
            Lender; Citibank, N.A., in its capacity as Tranche B
            Lender; Bearingpoint, Inc., as Loan Administrator;
            Citibank, N.A., as agent and collateral agent; and Air
            Transportation Stabilization Board.
**12.1   -- Computation of ratio of earnings to fixed charges
**23.1   -- Consent of Cravath, Swaine & Moore LLP (included in
            Exhibit 5.1)
  23.2   -- Consent of Ernst & Young LLP
  24.1   -- Power of Attorney (see signature page in Part II of
            Registration Statement)
**25.1   -- Form T-1
**99.1   -- Form of Letter of Transmittal
**99.2   -- Form of Notice of Guaranteed Delivery
**99.3   -- Form of Letter to Brokers, Dealers, Commercial Banks,
            Trust Companies and Other Nominees
**99.4   -- Form of Letter to Clients

---------

  *  Previously filed as exhibit to ATA Holdings Corp.'s
     Registration Statement on Form S-1 (File No. 33-59630), and incorporated herein by reference.

 **  To be filed by subsequent amendment.

                           STATEMENT OF DIFFERENCES

The cent sign shall be expressed as......................................  [c]